FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For May, 2005

Commission File Number: 001-10579

TELECOMMUNICATIONS COMPANY OF CHILE

(Translation of registrant’s name into English)

Avenida Providencia No. 111, Piso 22

Providencia, Santiago, Chile

(562) 691-2020

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELECOMMUNICATIONS COMPANY OF CHILE

TABLE OF CONTENTS

Item
1	Telefónica CTC Chile’s 2004 Annual Report.

Item 1

2004 Annual Report

2 2004 Annual Report Telefónica CTC Chile

00
Table of Contents

TELEFONICA CTC CHILE 2004 ANNUAL REPORT

Letter from the Chairman	6	Directors, Senior Management and Employees	56
		Board of Directors
History of the Company	10	Corporate Governance
		Senior Executives
Economic Environment and Telecommunications Industry	14	Human Resources
Economic Environment
Telecommunications Industry		Additional Information	68
Regulatory Framework		Information on Subsidiaries and Affiliates
		Material Events
Mission, and Corporate and Business Strategy	24
		Financial Information	82
The Company	28	Consolidated Financial Statements
Business Areas, Products and Services		Individual Financial Statements
Analysis of Consolidated Results		Summary of Subsidiaries’ Financial Statements
Investment and Financing
Property, Suppliers, Logistics and Insurance		Financial Review and Exhibits	218
Risk Factors

Shareholder Information	44
Capital Stock Distribution
Shareholders’ Meetings
Principal Shareholders
Share Price Performance
2004 Dividend Distribution Policy
Dividend Information
2004 Investment and Financing Policy

With the exception of the Financial Statements and associated notes, the information contained herein has not been audited

2004 Annual Report Telefónica CTC Chile 3

01
HIGHLIGHTS

Operating revenues (1)
Millions of Ch$ as of 12/31/04

2004
702,875
2003
833,110
2002
891,413
2001
952,466
2000
930,746

(1) Consolidated figures

2004
327,051
2003
390,403
2002
405,330
2001
410,973
2000
329,470

(1) EBITDA = operating income + depreciation

ADSL in service
Thousands of connections

2004
200,794
2003
125,262
2002
54,163
2001
14,808
2000
279

Lines per employee
As of December 31

2004
862
2003
921
2002
1,058
2001
845
2000
582

4 2004 Annual Report Telefónica CTC Chile

01

Highlights

	As of December 31,
Volume Statistics	2000	2001	2002	2003	2004

Lines in service	2,700,536	2,723,310	2,686,695	2,416,779	2,427,364
Average lines in service	2,633,278	2,736,633	2,732,208	2,558,291	2,406,266
Line density (1)	18.2	18.2	17.7	15.7	15.2
Connections (lines)	288,483	330,619	340,419	308,266	343,318
Installed capacity (lines)(2)	2,990,941	3,019,416	3,023,541	3,037,267	3,043,379
Local traffic (millions of minutes)	16,841	16,410	15,900	15,178	13,759
Access charge traffic (millions of minutes)	6,493	7,251	6,788	5,582	4,673
DLD traffic (millions of minutes)(3)	712	799	717	647	664
Outgoing ILD traffic (millions of minutes)(3)	56	63	66	64	67
ADSL in service (connections)	279	14,808	54,163	125,262	200,794
Pay phones (4)	12,792	12,880	11,834	11,060	10,288
Total mobile telephony customers	1,224,520	1,570,087	1,849,283	2,269,757	–
DataRed (point to point links)	17,899	18,467	13,496	10,820	9,770
Frame Relay (points)	4,394	6,012	5,215	5,016	3,892
ATM (points)	1,111	1,585	1,719	1,790	1,660
Dedicated IP connections	102	883	3,788	7,018	10,377
Total personnel (*)	9,250	7,720	4,571	4,720	3,774
Parent company personnel	4,639	3,223	2,540	2,624	2,817
Subsidiaries’ personnel (*)	4,611	4,497	2,031	2,096	945
Quality and Efficiency Indicators
Average waiting period for line installations (days	4.3	5.7	4.4	3.9	3.2
between application and connection)
Average waiting period for ADSL installations	N.D	11.70	7.24	3.62	2.15
Defects per line (annual average)	0.25	0.25	0.35	0.35	0.40
Defects repaired within 24 hours (average %)	72.45	62.43	60.14	71.13	61.02
Defects repaired within 72 hours (average %)	96.39	92.16	89.60	95.08	89.60
Consolidated Financial Data (in millions of US$ at Dec-04) (*)
Operating revenues	1,670	1,709	1,599	1,495	1,261
EBITDA (5)	591	737	727	700	587
Operating income	128	263	242	212	178
Net income	(225)	8	(33)	19	559
Long-term debt	2,306	2,335	1,897	1,316	1,004
Total assets	5,888	5,740	4,993	4,588	3,399
Capital expenditures (millions of nominal US$)	349	291	204	241	151
Market capitalization (millions of nominal US$)	3,156	3,116	2,221	3,456	2,670

(*) 2004 figures affected by sale of Telefónica Móvil de Chile S.A. in July 2004.

(1) Telefónica CTC Chile fixed lines per 100 inhabitants.

(2) Fixed lines installed for 2000, 2001, 2002 and 2003 includes links and ISDN lines.

(3) Long distance traffic originated by 188 Telefónica Mundo and Globus 120.

(4) Does not include community lines.

(5) EBITDA = Operating income + depreciation.

2004 Annual Report Telefónica CTC Chile 5

6 2004 Annual Report Telefónica CTC Chile

02

Letter from the Chairman

Dear shareholders:

In a short time, technological progress has transformed the meaning of many of the concepts that define our sense of place in the world. Distance, borders and limits are no longer what they once were. Terms such as integration, globalization and international engagement have become part of our vocabulary, diluting the static image of an insular Chile bound by its geography, isolated at the uttermost part of the earth.

Within this context, the notion of moving toward a developed world has been transformed from an ideal into an actual obligation. Making the right decisions quickly, sharpening our imagination, our expertise and our competitive advantages have become the challenges of our time.

Telefónica CTC Chile has played a leading role in these changes. As a provider of services that are essential to communications, productivity and education, contributing to the growth of our country ranks high among our Company’s priorities.

Developing and leading to way to the Information Society in Chile by eliminating the technology gap and extending benefits to all segments of the population was, in 2004, one of our Company’s primary focuses. To further this process, we undertook major efforts in the form of several steps and initiatives:

The new regulations on tariff flexibility, authorizing the introduction of alternatives to the regulated plan, gave both customers and the Company an important tool to enhance competitiveness. This was reflected in the launch of successful plans of minutes and of the Economy and Super Economy lines with both prepaid and postpaid options, and in the joint marketing of some attractive services, such as broadband, home security and plans of minutes. The diversified offering opened markets that were previously, and arbitrarily, off-limits, allowing the Company to halt the drop in the number of lines in service. Reversing two consecutive years of decline in the number of lines, monthly figures began rising on a consecutive basis in the second half of 2004, bringing the total number of lines in service to 2,427,364 by year-end.

Nevertheless, the current regulatory model is showing signs that it has run its course, hindering the development of a communications network like the one our nation requires. In the last four years, the rate of fixed lines per resident has hovered around 20%, while mobile telephony reached 60%.

Our sector’s development requires a regulatory model that encourages profitable expansion in basic infrastructure, while promoting competition between networks, eliminating regulatory imbalance between operators, and providing interconnection rates that allow an adequate return on network investment. These four points constitute the foundation that drives our Company to invest and compete on a level playing field. There is no doubt that we are the company that has gone furthest to promote universal access to the service, even in the most unprotected regions of the country, where Telefónica CTC Chile is the only operator providing services. However, in segments with higher profitability, where numerous competitors participate, the Company is the only operator with regulatory restrictions. The tariff decree for the 2004-2009 period, retains the variables of a model that we believe has outlived its usefulness.

Faced with this reality, the Company has recognized a major source of growth in ADSL broadband, a technology that enhances traditional networks, turning them into true high-speed superhighways. This

2004 Annual Report Telefónica CTC Chile 7

business is already bearing fruit, as shown by our 200,794 connections and 60% annual growth at year-end 2004.

In tandem with its broadband strategy, the Company is leading the deployment of hotspots in public places such as universities, airports, shopping centers and restaurants. This has allowed us to set up an expansive, nationwide, high-speed Wi-Fi (wireless broadband) network. The access offering was also expanded, with an agreement between Telefónica CTC Chile and the local operator, Telefónica del Sur, that allows Internet access to users of both companies through the Speedy Wi-Fi and Innet networks. At year-end 2004, its customers had access to 387 hotspots throughout the country.

In September 2004, we showed our commitment to the country once again by being the first Chilean telecommunications company to double the connection speed for all its broadband customers, setting an important precedent in the market.

The sale of the subsidiary Telefónica Móvil de Chile S.A. to Telefónica Móviles S.A. of Spain was a major milestone that has strengthened our focus on the fixed telecommunications business.

With the approval of 69% of the Company’s shareholders, this transaction closed at a price of US$1,321 million, which in turn allowed us to distribute an US$800 million dividend to shareholders. The sale also generated an after tax profit of US$470 million (historical).

Furthermore the cash generated by the sale allowed us to reduce debt, significantly improving the Company’s financial position. With fewer mobile business costs and investments, Telefónica CTC Chile ended up in an ideal position for generating high cash flow. This led the Board of Directors to approve a new dividend policy that increased payout from 30% to 100% of annual net income.

The dividends paid during 2004, as part of the Telefónica Móvil de Chile S.A. transaction and the new dividend policy, resulted in the distribution of 29% of the value of the stock. Over the course of the year, the stock price, which fell 31%, was strongly affected by the uncertainty surrounding the fixed telephony tariff-setting process. Nevertheless, if the dividends are included, the price of the stock decreased slightly by 1.4% with respect to year-end 2003.

Our commitment to our shareholders is matched by a tradition of public service that embraces all of Chilean society. This has always been one of Telefónica CTC Chile’s hallmarks. In 2004, over 3,000 schools, of which 84% are public schools, changed their dial-up Internet connection to broadband. Together with this major technological contribution, we have continued our digital literacy programs for teachers, parents, local leaders and the elderly and have launched a digital literacy itinerant program in collaboration with the Universidad Católica’s Rural Life Foundation and the companies Microsoft and Olidata. This program has been taken to 8 cities, benefiting 67,000 people. Fundación Telefónica has also donated the SICLA software, which allows those unable to speak to communicate by computer.

We have consolidated our leading position in the corporate sector in promoting culture and the arts. In 2004, over 216,000 visitors took advantage of our free national and international art exhibits at our Art Gallery, as well as our traveling exhibits in other Chilean cities.

8 2004 Annual Report Telefónica CTC Chile

02

Letter from the Chairman

I would also like to highlight the consolidation of a new framework for relations with our workers and their representatives. In 2004, Telefónica CTC Chile took another important step in this direction with its market-based compensation system. This represents a significant advance that gives the Company the level of competitiveness it needs to actively participate in the telecommunications service industry.

With respect to 2004 financial results, operating revenues totaled US$1,261 million, representing a 15.6% decline from the previous year, due primarily to the sale of the mobile subsidiary, whose results were deconsolidated as of July 2004. The sale of the mobile subsidiary generated a 16.2% drop in EBITDA, which totaled US$587 million, with a margin of 46.5%. Excluding the mobile business from both periods, EBITDA dropped 5.5%, with a margin of 51.1%.

These proceeds were used for development of the US$151 million investment plan and the payment of dividends totaling US$1,006 million. The Company also continued to pay down its debt, reducing it by US$353 million and ending the year at US$1,087 million of total debt. This decrease included prepayments of US$238 million and amortizations of US$169 million. Along with refinancing, these measures allowed us not only to reduce financial expenses for 2004 but also to improve the Company’s financial position and the debt profile of future maturities.

The operating efforts and greater financial efficiency, along with the profit generated by the sale of Telefónica Móvil de Chile S.A., resulted in net earnings of US$559 million for fiscal year 2004. Of these earnings, US$400 million has already been distributed, and, in accordance with the current dividend policy, the distribution of the remaining earnings, along with the balance of retained earnings from prior periods, will be submitted for shareholder approval at the next General Shareholders’ Meeting of 2005.

We closed 2004 with an optimistic view of the future, based on the changes we made in our Company. We now have a more flexible, lean, efficient structure that has already delivered results. All this would not have been possible without the trust, support and collaboration of the Company’s shareholders, customers, employees and directors. We remain confident in our ability to face the challenges posed by our industry.

In a globalized world economy, we believe that the benefits of the modern age must reach all citizens. In 2005, we will celebrate our 125th anniversary, and the 15th year our stock has been traded on international markets. We want to celebrate this milestone with our customers, whom we will continue to serve with increasing dedication and commitment to quality. We are a great communications engine; our mission is to grow, and our vocation is to connect people and draw them closer. And it is with this purpose in mind that we will continue our hard work with resolve and a deep sense of responsibility.

Bruno Philippi Chairman of the Board

2004 Annual Report Telefónica CTC Chile 9

10 2004 Annual Report Telefónica CTC Chile

03
History of the Company

Telephony systems first became available in Chile in 1880, when Compañía de Teléfonos Edison started operations in Valparaíso. These pioneering efforts, followed by the activities of successor companies, ultimately laid the foundation for Compañía de Teléfonos de Chile S.A. (now known as Compañía de Telecomunicaciones de Chile S.A. or Telefónica CTC Chile).

The Company was organized as a corporation in accordance with private law, pursuant to a public instrument executed on November 18, 1930 before Notary Javier Echeverría, and was entered in the Commercial Register of Santiago in 1931. The Company’s Bylaws were approved by Resolution 599 of the Ministry of the Treasury on January 23, 1931 and recorded shortly thereafter.

In 1971, the Company was taken over by the Chilean Government and held until August 1987, when it was privatized through a public offering completed in January 1988. Having acquired a 30% stake in this offering, Bond Corporation Chile S.A. followed through with a capital contribution and further purchases, coming to hold approximately 50% of the Company’s issued and outstanding capital stock.

In April 1990, Telefónica S.A. (Spain), through its subsidiary Telefónica Internacional Chile S.A., became the majority and controlling shareholder of the Company by acquiring a 50.4% equity interest from Bond Corporation Chile S.A. After completing an issuance of Company shares on the international market, Telefónica S.A. reduced its equity interest in July 1990, when the Company listed its stock on the New York Stock Exchange (NYSE). After, some capital increases and the purchase of an additional 1.3% in July 2004, as of December 31, 2004 Telefónica Internacional Chile S.A. holds a 44.9% equity interest in the Company.

SIGNIFICANT EVENTS IN 2004

JANUARY

On January 21, Decree No. 37 was issued, setting interconnection tariffs for mobile operators for a five-year term. This decree took effect for the Company’s mobile subsidiary at the time on February 13, 2004, representing an average decrease of 26.5% with respect to current tariffs up to that point (see Regulatory Framework).

FEBRUARY

On February 26, the tariff flexibility provisions approved in October 2003 took effect with the publication of Decree No. 742 of 2003 in the Official Gazette. In the context of this Decree, the regulatory authorities issued regulations setting conditions for dominant fixed telephony operators to offer unregulated plans and joint packages (see Regulatory Framework).

MARCH

On March 5, as part of the tariff-setting process for public telephone (fixed telephony) services for Telefónica CTC Chile, the Office of the Undersecretary of Telecommunications (“Subtel”) issued its Report on Objections and Counterproposals to the Tariff Study filed by the Company on November 6, 2003. In this report, the Regulatory Authorities proposed a decrease in tariffs for regulated services, countering the Company’s proposal which called for a tariff increase (see Regulatory Framework).

APRIL

On April 4, as part of the tariff-setting process for public telephone service, the Company filed its Report on Modifications to and Reiterated Support for the Tariff Study. This Report included the recommendations of an Expert

2004 Annual Report Telefónica CTC Chile 11

Commission established under the provisions of the tariff-setting process. The document also reiterated support for those issues not subject to the Commission’s opinion (See Regulatory Framework).

On April 15, Telefónica CTC Chile held its General Shareholders’ Meeting, wherein shareholders approved the payment of a final dividend of Ch$3.20 per share, to be charged to fiscal year 2003. Pursuant to the Company Bylaws, shareholders also held elections for the entire Board of Directors for a three-year term.

On April 26, Telefónica CTC Chile sold its 9% stake in Sociedad Impresora y Comercial Publiguías S.A. to Telefónica Publicidad e Información S.A. (TPI). The price of the transaction was US$14.8 million.

MAY

On May 4, the Company was informed of Tariff Decree No. 169 issued by Subtel, setting maximum tariffs for regulated fixed telephony services for a five-year term. The new rates are to be applied retroactively as of May 6, 2004. However, by the close of fiscal year 2004, the Decree had not yet been published in the Official Gazette due to appeals filed by the Company and other operators. On February 11, 2005, Tariff Decree No. 169 was published in the Official Gazette. (See Regulatory Framework)

On May 18, Telefónica CTC Chile’s Board of Directors agreed to recommend that its shareholders accept the offer made by Telefónica Móviles S.A. (a 92.44%-controlled subsidiary of Telefónica S.A.) to purchase 100% of the Telefónica Móvil de Chile S.A. stock held at the time by Telefónica CTC Chile. In addition, with a view to adapting the Company to its new business model, the Board of Directors approved a new organizational structure based on enhanced customer service.

JULY

On July 15, Telefónica CTC Chile’s shareholders, acting at an Extraordinary Shareholders’ Meeting, approved the sale to Telefónica Móviles S.A. (TEM) of 100% of the Telefónica Móvil de Chile S.A. stock held at the time by Telefónica CTC Chile.

This approval was secured by the favorable vote of 69.1% of the issued and paid-in shares. The final price of the sale totaled US$1,321 million. In addition, shareholders acting at the Meeting also approved the distribution of a dividend of US$0.63 per share, to be charged against accumulated retained earnings. The Board of Directors also approved the distribution of an interim dividend of US$0.21 per share, charged against fiscal year 2004 profits. These dividends were paid on August 31.

Additionally, shareholders approved an amendment to the Company’s Investment and Financing Policy, eliminating the 51% of Telefónica Móvil de Chile S.A. from the Company’s essential assets, as well as any reference to mobile telephony or mobile communications.

On July 20, Telefónica CTC Chile’s Board of Directors approved various changes in the board’s composition. It accepted the resignations of Director and Vice-Chairman of the Board, Mr. José María Alvarez-Pallete and of his Alternate Director, Mr. Juan Claro González. Mr. Narcis Serra was appointed Series A Director and Vice-Chairman of the Board, and Mr. José María Alvarez-Pallete was appointed Alternate Director. In addition, Mr. Guillermo Fernández Vidal resigned from his post as Series A Alternate Director, and Mr. Juan Claro González was appointed as his replacement.

SEPTEMBER

On September 16, Subtel resubmitted Tariff Decree No. 169, as amended, to the Chilean General Comptroller, accepting some of the claims made by Telefónica CTC Chile in its appeal of the document. On October 4, 2004, Telefónica CTC Chile filed additional objetions to the decree with the Comptroller. (See Regulatory Framework).

On September 21, Telefónica CTC Chile’s Board of Directors amended the Company’s dividend policy, increasing the distribution of dividends to 100% of annual profits and approved to propose to the shareholders the distribution of accumulated retained earnings at December 31, 2004.

12 2004 Annual Report Telefónica CTC Chile

03
History of the Company

NOVEMBER

On November 4, in line with the new dividend policy, the Company distributed an interim dividend of Ch$130 per share, charged against fiscal year 2004 profits and totaling approximately US$200 million.

DECEMBER

In December, the Company repurchased US$182 million of outstanding Yankee Bonds. Additionally, on December 21, a syndicated loan for US$200 million was renegotiated for 5 years as part of the Company’s financial restructuring process, which during 2004 included US$353 million in debt reduction, an increase in average debt maturity and a decrease in the average cost of debt.

2004 Annual Report Telefónica CTC Chile 13

14 2004 Annual Report Telefónica CTC Chile

04
Economic Environment and Telecommunications Industry

ECONOMIC ENVIRONMENT

The Chilean economy, widely recognized as one of the healthiest and most stable in the region, rests on three solid foundations: (i) the credibility and independence of the Central Bank in terms of monetary policies and meeting inflation goals; (ii) a voluntary commitment to a structural surplus, which provides that fiscal deficits may not exceed 1% of GDP; and (iii) the soundness of the country’s financial system, which boasts even lower default rates than some industrialized countries.

The Chilean economy is open to international trade, exporting 30% of its production. 2004 was a record year for exports and balance of trade, due largely to high commodities prices, particularly copper. This has resulted in economic growth of 5.9% for 2004. Likewise, internal demand is expected to have grown by nearly 6.8% under the powerful stimulus of investment, which is estimated to have increased by 11% in 2004.

Annual average unemployment declined from 9.0% in 2002 to 8.5% in 2003, and is expected to reach 8.8% in 2004. Inflation (CPI) in the twelve months ending December 2003 and 2004 amounted to 1.1% and 2.4% respectively, placing monetary policy in an expansion cycle, with a nominal Central Bank interest rate of 2.5% as of January 2005. A current account surplus is expected for 2004, largely due to the high price of commodities. This will make it possible to increase spending above GDP growth rates without upsetting the balance in external accounts.

Under current monetary policy the exchange rate is freely determined, and levels depend on supply and demand in the foreign exchange market. High volatility in the exchange rate (peso/dollar) has been noted in 2004, due primarily to major fluctuations in the price of fuel and mining products. However, the Central Bank has on several occasions indicated that it will not intervene through currency purchases. At year-end 2004, the Chilean peso had appreciated by 6.1% in nominal terms with respect to the US dollar at year-end 2003.

The price of copper used for Budget Act purposes, as forecast by international experts, turned out to be lower than the actual price for 2004. The increased revenues generated by the gap between the actual price and the forecast price were saved or used to pay down debt, in keeping with the Ministry of the Treasury’s self-imposed structural surplus rule. Gross fiscal debt is at 31% of GDP, while net central government debt is at 5.7%; both are among the lowest in the world.

The external accounts are healthy. This assessment is corroborated by the low country risk assigned to Chilean Sovereign Bonds, whose spread has gradually narrowed from close to 170 basis points in 1999 to below 70 basis points in early 2005, both levels being among the five lowest in emerging economies and the lowest in Latin America. The internationalization of Chile is clear from the balance in capital flow levels: With GDP of US$93 billion, foreign debt stands at US$45 billion, Chilean investments abroad are in the order of US$44 billion, and international reserves total US$16 billion. The 2003 trade balance amounted to US$3 billion, and this figure increased to US$9 billion in 2004.

National savings stood at 21% of GDP in 2003, with similar projections for 2004. Investment totaled 21% of GDP in 2003 and is projected to rise to 22% in 2004. Uncertainty in the international markets has not led to any significant drop in net foreign investment in Chile, which reached 0.8% of GDP in 2003 and is estimated at 0.9% for 2004. The influx of foreign capital – especially direct investment – has benefited from the country’s economic stability and Standard & Poor’s and Moody’s risk ratings (A and Baa1, respectively), among other factors. Moody’s maintained its December 2003 rating with a stable outlook and Standard & Poor’s upgraded its rating from A- to A.

Telefónica CTC Chile continues to be one of the driving forces behind the country’s economic development, contributing an

2004 Annual Report Telefónica CTC Chile 15

estimated 55% of the telecommunications industry’s GDP and 1.0% of national GDP.

TELECOMMUNICATIONS INDUSTRY

The year 2004 was a time of major change in the telecommunications industry – with major implications for the industry’s future. These changes include: a new context for competition; new tariff-setting systems; consolidation of new communications technologies; and the start of a new phase of economic development in Chile.

The competitive environment has led to major M&A activity, primarily in the cable operator business, where the top two companies are consolidating and will thus cover nearly 100% of this market, while also becoming a relevant player in broadband and fixed telephony. Meanwhile, in the mobile telephony business, Telefónica Móviles (TEM) acquired Bellsouth in Chile and the mobile subsidiary of Telefónica CTC Chile. Following these events, the antitrust authority approved the merger of these two companies, imposing certain conditions. There was also an increase in competition with the entry of new operators in the market, primarily in the long distance and data transmission businesses.

On the regulatory scene, mobile interconnection tariffs (CPP) were set, as were access charges for the country’s major fixed telephony operators. Additionally, the tariff-setting process was carried out for Telefónica CTC Chile and Telefónica del Sur’s fixed telephony services in the areas where the regulatory agency deemed these companies dominant. Telefónica CTC Chile was also authorized to offer plans other than the regulated plan, within the framework of tariff flexibility (see Regulatory Framework).

On the technology front and in line with the global trend, the GSM standard for mobile communications and the ADSL (Asymmetric Digital Subscriber Line) and Wi-Fi (Wireless

Fidelity) broadband networks were consolidated. The last two led by Telefónica CTC Chile, driving the country further toward the goal of an Information Society.

Industry Developments

It is estimated that 2004 investment in the industry remained stable with respect to 2003 at approximately US$ 550-600 million.

Industry sales in Chile increased by 2.6% in 2004, totaling some US$3,545 million. Sales growth was concentrated in the mobile segment due to increased equipment sales and higher mobile network traffic, as well as broadband services.

The fixed telephony segment is comprised of eight urban and three rural companies operating under license. Market penetration in terms of lines in service stood at 20.8 per 100 inhabitants at December 2004, a slight increase compared to 20.5 in 2003.

The long distance market continued its downward trend, due primarily to the development of mobile telephony and Internet communications. During 2004, International Long Distance (ILD) and Domestic Long Distance (DLD) traffic are estimated to have decreased nationwide by 0.1% and 9.4%, respectively. In this market there are 15 relevant operators offering 18 competing brands.

Corporate communication and data transmission services continue to be highly competitive, with major price pressure and high expectations in terms of service quality. To remain competitive, operators are continuing to migrate their traditional services (ATM, Frame Relay and Datared) to IP networks. As of December 31, 2004, of the nine operators competing in the country’s major cities, three have national infrastructure coverage.

16 2004 Annual Report Telefónica CTC Chile

04
Economic Environment and Telecommunications Industry

During 2004, total Internet access (broad band and narrow band) grew by 10% to 816,000 connections. The country’s broadband accesses (ADSL, cable modem and WLL) grew to 506,000 connections by year-end 2004, posting a 42% increase, while dial-up access dropped by 20% to 306,000. At December 2004, ADSL broadband connections represented 53% of the country’s total broadband use, outpacing cable modem services. The year also witnessed the deployment of Wi-Fi (Wireless Fidelity) technology, allowing high-speed wireless Internet connections. At December 2004, the number of hotspots in the country is estimated at 490, making Chile the leading Latin American country in the deployment of this technology.

The mobile telephony market reached a level of 9.5 million subscribers, up 28.2% over 2003 and with a national penetration of 60 per 100 inhabitants. The mobile market’s continued growth was driven primarily by the new GSM services offering and the marketing of prepaid services, representing 82% of the total market. Four operators are active in this market, using GSM, TDMA and CDMA technologies. Telefónica CTC Chile is no longer active in this market after selling its mobile telephony subsidiary in July 2004.

Chilean Telecom Sector

Business	Operators	Market Size	Telefónica CTC Chile Market Share

Fixed Telephony (1)	8	20.8 lines per 100 inhabitants	73% of lines in service
Long Distance (2)
Domestic	15	98 minutes per inhabitant per year (3)	44% of total market traffic
International	15	13 minutes per inhabitant per year (3)	31% of total market traffic
Pay Phones (4)	7	Approx. 43,583 lines	24% of pay phones (4)
Data Transmission	9	Revenues for US$361 million (5)	47% of revenues
Pay TV (6)	4	20.9 connections per 100 households	–
Internet Dial up	38 ISPs	306,000 Dial Up Access on
		Telefónica CTC network (7)	80% of traffic (8)
Broad band	6	506,151 connections (9)	40% of total connections
Security Services	3	202,871 clients	30% of customers
Mobile Telephony	4	60 lines per 100 inhabitants	- (10)

(1)	There are 3 additional companies which operate only in rural telephony. In total, there are 11 fixed companies operating with 12 brands.
(2)	There are 39 operators authorized to offer LD services, although only 26 of them were in operation at December 2004 and 15 operators account for 99% of total LD traffic.
(3)	In actual minutes.
(4)	Based on directly owned pay phones.
(5)	Based on the exchange rate for December 2004. Includes private networks and advanced voice and data equipment.
(6)	Does not include small Regional distributors of Pay TV.
(7)	Includes dial-up home access, which connected at least once during the month.
(8)	Includes all accesses from Telefónica CTC Chile networks, regardless of the ISP.
(9)	Includes speeds of at least 128 Kbps.

2004 Annual Report Telefónica CTC Chile 17

REGULATORY FRAMEWORK

Tariff System

Pursuant to Law No. 18,168 (“General Telecommunications Act”), prices for public telecommunications services and intermediary telecommunications services are not regulated unless the Antitrust Commission specifically rules that the conditions existing on the market are insufficient to ensure a free pricing system, in which case maximum tariffs for certain telecommunications services must be subject to tariff regulation.

Maximum tariffs for telecommunications services are set every five years. The Antitrust Commission may rule that any telephone service be subject to tariff regulation, except for mobile telephone services, which are expressly exempt under the Telecommunications Act. Furthermore, maximum tariffs for interconnection services (mainly inter-company access fees for network usage), are always by law subject to regulation and are set in accordance with said Act.

Pursuant to the General Telecommunications Act, the structure, level and indexing of the maximum tariffs that may be charged for tariff-regulated services are determined under a joint decree issued by the Ministry of Transportation and Telecommunications and the Ministry of Economy, Development and Reconstruction (hereinafter, the “Ministries”). The Ministries determine such maximum tariffs on the basis of a hypothetical efficient company model that considers the essential costs of providing the service.

Regulated Tariffs for Local Telephone Services

Tariff Decree No. 187 was approved and published in the Official Gazette on August 21, 1999, taking retroactive effect on May 5, 1999 for the 1999-2004 five-year period. According to the law, the tariffs set in Decree No. 187, including the indexing clauses, shall remain effective, notwithstanding their expiration, until the decree setting tariffs for the 2004-2009 five-year period is published in the Official Gazette. The above shall not, however, prejudice the retroactive application of the new decree, which will take effect as of May 6, 2004, after its publication in the Official Gazette, on February 11, 2005.

In Resolution No. 515 dated April 1998, the Antitrust Commission ruled that local telephone services, payphone service, fixed line connections and other services associated with local telephone service shall be subject to tariff regulation for the period 1999-2004. Accordingly, it was determined that Telefónica CTC Chile would, in its capacity as “dominant operator”, be regulated as to tariff levels and structure throughout Chile, with the exception of Regions X and XI and Easter Island, where other companies are the dominant operators.

Based on the Company’s estimates, enforcement of Tariff Decree No. 187 resulted in a 24.7% drop in annual revenues per line from regulated services, taking into account the reductions in monthly fixed charges, variable per-minute charges, and access charges. This drop included a 72.9% decrease in access charges, which had a direct impact on revenue from interconnection fees paid by interconnected companies, such as long-distance carriers, other local telephony companies, and mobile companies.

The 2004-2009 Tariff-Setting Process for Local Telephone Services

The tariff-setting process for the 2004-2009 five-year period was set in motion on January 13, 2003. On that date, Telefónica CTC Chile approached the Antitrust Commission with a request to introduce qualifications on services subject to regulation. Arguing that market conditions are sufficient to ensure healthy competition, Telefónica CTC Chile asked the Commission to rule in favor of tariff deregulation in specific geographical areas and to allow the Company to offer tariff plans other than regulated plans without requiring prior

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Economic Environment and Telecommunications Industry

authorization. In addition, the Company requested that, in cases where the Commission considers that market conditions cannot ensure competition, it specify which services are to be subject to tariff regulation. In response to this petition, the Antitrust Commission issued Resolution No. 686, denying the Company’s request. Nevertheless it allowed alternative plans to be offered and defined the services to be subject to tariff regulation under the 2004-2009 Tariff Decree, which are essentially the same as those that were regulated under Tariff Decree No. 187 for 1999-2004.

Under Exempt Resolution No. 827 dated July 25, 2003, Subtel issued the Final Technical and Economic Basis, which set forth the general guidelines and calculation methodology to be followed in the Tariff Study.

On November 6, 2003, Telefónica CTC Chile submitted its Tariff Study, which determined the tariff structure, level and indexing formulas for each of the Company’s services associated with local public telephone service and for those services the Company is required to provide to interconnected telecommunications licensees and supplementary service providers.

On March 5, 2004, the Ministries presented their Report on Objections and Counterproposals to the Tariff Study filed by Telefónica CTC Chile. The Company requested the formation of an Expert Commission, which was officially established on March 12. This Commission issued its report on April 2, ruling on the queries posed by Telefónica CTC Chile.

On April 4, 2004, Telefónica CTC Chile filed its Report on Amendments and reiterated support for the Tariff Study with the Ministries. This report included the recommendations of the Expert Commission and reiterated Telefónica CTC Chile’s support for those aspects not subject to the Commission’s opinion.

On May 4, 2004, the Ministries issued Tariff Decree No. 169, which they sent together with the supporting report to the Chilean General Comptroller for legislative review.

On June 2, 2004, Telefónica CTC Chile filed two presentations with the Chilean General Comptroller as part of the decree’s legislative review process. In the first, it reported mathematical errors in the decree and requested that the authorities correct them. The second presentation outlined legal objections regarding the conceptual aspects of the decree affecting the definition and the scope of the services included therein. Both presentations expressly reserved the Company’s right to take action before the competent courts.

Other operators in turn also filed claims with the Chilean General Comptroller against Tariff Decree No. 169, objecting to the scaling of costs for access charges and the cost allocation criteria for the various tariffs.

On September 16, 2004, the Ministries presented their report to the Chilean General Comptroller in response to the appeals. As a result of the review of the tariff model, the Ministries corrected many of the mathematical errors claimed by Telefónica CTC Chile and they also made further corrections to the Tariff Decree.

In addition, the Ministries defended the scaling of costs for access charges in Tariff Decree No. 169, indicating that this was done in accordance with the resolutions of the antitrust agencies and pursuant to the Technical and Economic Basis.

On October 4, 2004, Telefónica CTC Chile appealed again to the Chilean General Comptroller in order to request the correction of new mathematical errors introduced by the Ministries when correcting the initial errors indicated by the Company.

2004 Annual Report Telefónica CTC Chile 19

At year end and on January 15, 2005, the Ministries resubmitted to the General Comptroller modifications to Tariff Decree No. 169.

On February 11, 2005, Tariff Decree No. 169 was published in the Official Gazette. Telefónica CTC Chile will apply the new tariffs to its customers retroactively as of May 6, 2004.

In addition to the new tariffs, Tariff Decree No. 169 also considers 7 tariff areas compared to 4 in the previous decree, 3 time slots vs. 2 in DT 187, adjustments in the composition of the tariff indexator and a new prepaid tariff. The average variation of the new tariffs with respect to the tariffs from the prior decree is as follows, based on traffic for the year 2003:

the country. Furthermore, the Commission resolved that Telefónica CTC Chile may submit alternative tariff plans and request additional administrative orders from the agency to supplement Tariff Decree No. 187, allowing for cost-based tariff distinctions within each tariff area for categories of users classified by volume. Based on this, the Company requested approval from Subtel for alternative heavy use plans for residential customers and very heavy use plans for businesses. These plans were approved by decree from the Ministry of Transportation and Telecommunications.

Under Resolution No. 686, later clarified through Resolution No. 709, the Antitrust Commission unanimously approved Telefónica CTC Chile’s request for telephone tariff flexibility, making it possible for the Company to offer alternative tariff plans within a regulatory framework to be defined by the authorities.

In view of the above, the Ministries issued Decree No. 742, published in the Official Gazette on February 26, 2004, regulating the conditions under which alternative plans and joint offerings may be presented by dominant operators for local public telephone service. Its most significant points are:

-        No authorization is required prior to launching the plan, with the sole exception of filing the contract with the Office of the Undersecretary of Telecommunications prior to launching the respective plan or offer, so that this agency may exercise its oversight responsibilities.

-        No maximum price levels or predetermined price structures are established, and it allows plans that include joint offers with other services, regardless of whether they are telecommunications services.

-       It provides that the alternative plans or joint offers must be made available to all present and future users in the same category within a single tariff area, that there should be no obstacle to access and the option to return to the regulated plan, and that such plans or offers are to be maintained in

Average Tariff Variation Decree No. 169 vs. Decree No. 187
Fixed charge	+7.7%
Local measured service	-18.3%
Local tranche to mobile and rural operators	+48.2%
Local tranche to Internet	+28.3%
Access charges	+49.1%

Obtaining Tariff Flexibility

Since 2001, the Company has been asking the Antitrust Commission to deregulate tariffs for local public telephone service, since the increased competition in fixed telephony and the growth of mobile telephony have changed market conditions to such an extent that the tariff-setting system is no longer warranted. The rigidity of the Tariff Decree did not allow Telefónica CTC Chile to respond to offers by the competition.

On July 11, 2001, the Antitrust Commission, in its Resolution No. 611, rejected the request for deregulation filed by Telefónica CTC Chile, indicating that current market conditions do not warrant such deregulation throughout

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Economic Environment and Telecommunications Industry

effect for at least one year or until the new Tariff Decree takes effect.

Lawsuit against the Government

On October 31, 2001, Telefónica CTC Chile filed a motion for reconsideration with the Ministries, requesting corrections to Tariff Decree No. 187 of 1999. On January 29, 2002, the Ministries issued a joint rejection of this request, explaining that such rejection was based on a careful evaluation only of the feasibility and timing of the request, in view of the circumstances and the need for prudence in setting public policy.

Having exhausted all administrative remedies aimed at correcting the illegal actions taken in the May 1999 tariffsetting process, in March 2002, Telefónica CTC Chile filed a lawsuit against the Government for damages in the amount of Ch$ 181,038,411,056 plus readjustments and interest, covering past and future damages incurred up to May 2004.

Proceedings are currently underway and experts’ reports have been presented on various aspects of the case supporting the position held by Telefónica CTC Chile.

1999-2004 Tariff Structure for Mobile
Interconnection Charges (CPP)

Calling Party Pays (CPP) was implemented in Chile on February 23, 1999. Under this tariff structure, local telephone companies pay mobile telephone companies an access fee for calls made from fixed networks to mobile networks. Fixed telephony companies may pass this access fee on to their subscribers. Therefore, under the CPP system, a fixed network customer who calls a mobile telephone pays the local telephone company a tariff comprised of a local tranche, which is part of the basic local telephone service, plus a fee for interconnecting from the fixed network to the mobile network.

On January 21 2004, Decree No. 37 was issued, setting the new interconnection tariffs for mobile operators over a five-year term. This decree took effect for what was then the Company’s subsidiary on February 13, 2004 and implied an average decrease of 26.5% with respect to the tariffs in effect until that time. Telefónica CTC Chile is no longer active in this market after selling its mobile telephony subsidiary in July 2004. CPP revenues represented 29.2% of total mobile revenues for the first six months of 2004 as compared to 37% in 2003.

Changes to the Regulatory Framework

-       Telephone processing of complaints and free emergency communications services

With Decree No. 590, the Ministry of Transportation and Telecommunications mandated free access to emergency communications services, even for lines suspended for non payment and required telephone companies to address complaints by telephone, assigning a new, special 105 number service for processing complaints. In this regard,Telefónica CTC Chile had already integrated free emergency communications as of May 6, 2004, while the processing of complaints by telephone had been made possible as of late 2000 through the special 107 number service. In terms of enabling emergency communications from lines subject to service cutoff,Telefónica CTC Chile provided this service on lines connected to exchanges that had the capacity and functionality to maintain access to emergency services even when service is cut off due to subscriber delinquency.

2004 Annual Report Telefónica CTC Chile 21

-        New Telephone Bill Format

With Decree No. 510, the Ministry of Transportation and Telecommunications defined the minimum content and other features of the Universal Telephone Bill and set a term of 120 days, ending April 6, 2005, to implement the decree’s provisions.

-        Technical Standard for Categorizing Supplementary Services

By means of Exempt Resolution No. 1319 dated October 6, 2004, the Undersecretary of Telecommunications established supplementary service categories and assigned numbers to the respective categories that users may access through the public telephone network.

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Economic Environment and Telecommunications Industry

A new, switched Internet access service was added to the supplementary service categories defined in 1993, and a shared charge service (600) was incorporated. Information, entertainment and voice and text messaging services were assigned national numbers, exclusively.

This resolution aims to solve the growing problem caused by customer complaints regarding calls to numbers that offer adult services.

-        Subtel’s Public Inquiries on Regulations for Network Unbundling and IP Telephony Services

In August 2004, Subtel initiated a process of public inquiries in connection with Network Unbundling and IP Telephony over broadband. In December 2004, as part of this process, Subtel submitted a revised Network Unbundling proposal, defining the service and its operating conditions. This proposal also includes new services which depart from those provided under Tariff Decree No. 169, thus creating new obligations for companies subject to network unbundling (obligation to invest, new client rights, differences in requirements based on technology type, etc.)

Furthermore, the new proposal creates a resale obligation for mobile operators and regulates resale conditions for wholesalers of alternative plans, which Telefónica CTC Chile offers.

As a participant in aforementioned public inquiries, the Company studied the proposal and submitted its opinion and legal objections. These include the fact that most of the provisions contained in the proposal are a matter of law and not of resolution, while other aspects of the proposal cannot be legislated since they impair rights that are guaranteed by the Chilean Constitution.

The proposal for IP Telephony defines a special type of telephony over broadband, which is provided over existing infrastructure and with lower regulatory requirements than traditional telephony. This discriminates against traditional local operators, which are subject to different conditions for the same service. The Company, along with other operators, presented its comments and legal objections to the proposal, calling it among other things, discriminatory and likely to inhibit investment in new infrastructure and broadband.

As of January 31, 2005, Subtel has not ruled on the comments and legal objections made by Telefónica CTC Chile and the other companies, nor has it issued final regulations.

2004 Annual Report Telefónica CTC Chile 23

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Mission, and Corporate and Business Strategy

MISSION

Telefónica CTC Chile’s mission is to lead in the development and innovation of the Information Society in Chile, by creating solid bonds of trust and mutual benefit with our customers, employees, and shareholders, as well as with Chilean society at large. Telefónica CTC Chile is committed to extending the benefits of the Information Society to the entire nation, thus affirming its dedication to and responsibility for Chile’s development.

Thus, in 2004, we invested roughly US$47 million to further advance this effort, leading the way to the introduction and widespread availability of technologies such as broadband, Wi-

Fi and IP infrastructure, among others. These technologies make it possible for Chile to be a part of the Information Society, an objective that we have pursued by investing close to US$200 million since 1999 together with over US$950 million in the development of infrastructure and services.

The Company recognizes customer satisfaction as the foundation for growth and for creating value for all interested parties. To this end, it harnesses its corporate values and technological innovations in communications solutions with a view to enhancing the lives of its customers and contributing to the well-being of Chilean society.

Information Society[1]
OUR MISSION IS TO LEAD THE DEVELOPMENT OF THE INFORMATION SOCIETY.

1           The Information Society is a state of social development characterized by the ability of its members (individuals, companies, and government) to instantaneously obtain and share any information from any location and in any form they prefer.

2004 Annual Report Telefónica CTC Chile 25

CORPORATE AND BUSINESS STRATEGY

Small Businesses and Professionals:

-        Providing flexible solutions and integrated services satisfying the specific communications needs of small and medium-sized businesses, while differentiating ourselves through quality and service.

-        Promoting mass use of broadband services and advanced communications solutions that increase productivity and enable access to international markets.

Corporate Communications:

-        Reinforcing longstanding relationships with companies and large corporations, offering integrated, high-quality telecommunications solutions, with a special focus on supporting our customers’ efforts to become more efficient and effective through the use of telecommunications, from infrastructure to engineering and consulting.

-        Offering technological differentiation through continuous improvement of the IP network and TICs (Telefónica Data Internet Centers).

Customer Commitment Program:

In 2004, Telefónica CTC Chile launched the “Compromiso Cliente” (Customer Commitment) program, an initiative coordinated among all Telefónica Group operators that is part of the Company’s business refocus. The goal of this plan, involving all Company employees and executives, is to make Telefónica CTC Chile a customer-focused company with a view to continuing on a path of sustainable, profitable growth.

The primary goals of the “Compromiso Cliente” program are:

•  To increase customer satisfaction,

•  To increase the customer base, and

•  To grow revenues through sales.

Telefónica CTC Chile’s corporate and business strategy is focused on:

-        Leading the market in fixed telephony, broadband and corporate communications solutions. To do so, Telefónica CTC Chile will deliver a service differentiated by customer type, allowing it to better quantify service needs and expectations, with the support of an efficient organization. This organization is the result of an internal transformation that has strengthened the Company’s business areas in terms of innovation, marketing, sales and customer service by focusing on product quality, optimized response time and fulfillment of commitments.

-        Obtaining operational profitability in line with market demands and in accordance with the Company’s commitment to its shareholders.

-        Targeting investments to primary business areas, with a strict focus on the most promising areas, and consolidating financial structure achievements in terms of debt ratios and interest coverage.

The strategic focuses by business area are as follows:

Residential Communications:

-        Developing a broad offering of value-added services, with a specific focus on the use of greater bandwidth with ADSL technology, driving Internet use and enhancing customer loyalty.

-        Offering alternatives to the regulated plan for various customer segments to offset the slower growth of fixed lines in service and traffic, and enhance the profitability of existing infrastructure.

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Mission, and Corporate and Business Strategy

The program is based on three main principles: (i) a thorough understanding of the customer, (ii) reliable service execution, and (iii) consistency in business management. All this is supported by solid training, talent development initiatives and a high internal commitment to the program.

To make this happen, in 2004, a number of measures were put into practice: (i) a new, customer-oriented organizational structure was implemented, (ii) training was focused on the strategic objectives of the customer commitment program and of managerial and organizational talent initiatives, (iii) customer awareness activities were organized for executives and employees, and (iv) a customer segmentation system was implemented with a view to develop new services and plans based on customer needs.

2004 Annual Report Telefónica CTC Chile 27

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The Company

BUSINESS AREAS, PRODUCTS AND SERVICES

Business Areas:

In the context of the business transformation undertaken by Telefónica CTC Chile, the Company’s focus on the customer is one of the basic features of its new business organization, implemented in May 2004. The objective of this organizational change is to create divisions aimed at providing solutions to three customer segments: Residential, Small Businesses and Professionals, and Corporations.

(i) Residential

The Residential Customer Department is responsible for the service platform, sales channels and customer service for the Residential segment, as well as product development and business operations in Fixed Telephony, Value-added Services, Advanced Equipment Sales, Broadband and Narrowband Internet Access Services, Security and Monitoring Service and Public Telephony.

This unit has focused on continuing to expand Broadband Service use; enlarging the spectrum of alternative plans by leveraging the tariff plan flexibility authorized in February 2004; promoting prepaid services; and improving quality of service for key processes in order to ensure satisfaction from all segments making up the residential consumer portfolio.

As of December 31, 2004, the Company had 1,731,627 lines in the residential segment, representing a market share of 74% of this segment.

(ii) Small Businesses and Professionals

This unit’s primary goals are based on delivering differentiated solutions in terms of customer satisfaction, service, loyalty and customers’ integrated communications needs.

The market is made up of 276,000 companies, and Telefónica CTC Chile has a market share of 62%.

This group of Telefónica CTC Chile customers has been segmented on the basis of the communications needs and value to the Company. Different pre-sale, sale, installation and post-sale service models have been created for each of these segments.

In 2004, the Small Businesses and Professionals segment focused on developing and massively promoting voice, broadband and private services.

The newly mandated tariff flexibility has allowed the development of plans of minutes, representing a solution for customers who use voice communications services and have certain levels of traffic.

For broadband, one of the primary objectives has been to add more value to broadband access with practical, performance-enhancing applications. This has given rise to promotions of broadband applications such as e-learning, firewalls and antivirus programs, among others. Private services have been promoted with the development of attractive products and offerings.

2004 Annual Report Telefónica CTC Chile 29

(iii) Corporate Communications

The Corporate Communications business area addresses the communications needs of corporate customers and large companies through Telefónica Empresas. This subsidiary provides customized telecommunications solutions through a highly specialized business platform. This business area has approximately 3,700 customers, of which nearly 360 are large corporations, government ministries and government agencies.

Major services provided by Telefónica Empresas include data transmission circuits and value-added services. It also provides advanced telephony solutions and sells voice equipment and point-to-point data circuits for corporate clients. It is also responsible for offering ADSL service as a wholesaler to all Internet service providers (ISPs) in the market, who in turn, resell it to their customers.

Telefónica CTC Chile has a market share of 47% of data transmission industry revenues.

Telecommunications Products and Services:

Fixed Telecommunications Business

Basic Telephone Service:

The Company provides Basic Telephone services and related services over the public telephone network to residential customers, small and medium-sized businesses and corporations within the tariff areas defined by the current Tariff Decree. These services include the telephone line (fixed monthly charge); local traffic (measured local service and local tranche); connection to the public network, and indoor installation.

In the basic telephony business, Telefónica CTC Chile competes with eleven other local operators, including three rural telephony operators. In recent years, the Company has faced stiff competition, particularly in the corporate and heavy usage sectors. At year-end 2004, the Company had a 73% market share of fixed lines.

In 2004, Telefónica CTC Chile connected 343,318 fixed lines (including prepaid), closing out the year with a total of 2,427,364 lines in service, up 0.4% from 2003 and after two years of consecutive declines in lines in service. Daily traffic per line fell 4.3%, compared to the same period in 2003.

Flexible Tariff Plans:

One of the highlights of 2004 was the approval of flexible tariff plans in February. This allowed the Company to offer alternatives to the regulated plan and compete by adapting to customers’ needs. During 2004, the Company began to market plans of minutes, consisting in telephone service with a certain number of minutes for a monthly charge, with additional minutes being billed at different tariffs, depending on the customer’s plan.

At the end of July 2004, the Company also launched the Línea Económica (Economy Line), an innovation in the fixed telephony market. This service consists in a monthly amount from which customer calls are deducted based on call destination and time. Once the amount is used up, additional calls may be made using prepaid cards, and calls can always be received.

In addition, since the flexible tariff regulations allow bundled offers of products or services, the Company started marketing broadband services together with plans of minutes.

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The Company

As of December 31, 2004, 229,760 customers had signed up for flexible tariff plans, representing 9.5% of the Company’s lines in service.

Prepaid Services:

Prepaid services have provided strong support to the development and growth of fixed lines and have helped drive the development of alternatives to the traditional regulated plans. The prepaid model has also been introduced into new business areas: switched Internet, broadband wireless Internet (Wi-Fi technology), and home security (Telemergencia).

The Company offers a variety of prepaid plans designed for customers who want greater control of their telephone expenses or who have limited usage. These include the “Línea Super Económica” (Super Economy Line), launched in November 2004, whose monthly prices range from Ch$3,000 to Ch$6,000. With this system, customers can make local calls at a certain per-minute tariff without any fixed administrative fees. There are also prepaid plans for bad debt customers. With any of these solutions, customers may increase their usage by employing prepaid cards.

The current means of payment for these services is the “Tarjeta Línea Propia” (TLP) card, which also allows users to make calls from any fixed telephone (including those blocked for long distance, mobile or 700 number calls), as well as from public telephones and enabled mobile phones. TLP also allows switched Internet browsing. In short, this product allows customers to have their own versatile, portable virtual line, while controlling and managing their telecommunications expenses.

Currently, over one million TLP cards are sold monthly, equivalent to Ch$1,000 each. In 2004, 12.9 million TLP cards were activated, a 17.7% increase over 2003.

At December 31, 2004, the total number of prepaid lines was 408,882.

Advanced Services:

Telefónica CTC Chile markets value-added services aimed at facilitating customer communications possibilities and increasing the number of successfully completed calls.

To do this, it offers a broad range of services, including: caller ID; voice mail; call waiting; call forwarding; call waiting ID; outbound traffic control to mobile phones; and information and entertainment services (600 and 700 numbers).

Advanced Equipment:

In addition, Telefónica CTC Chile sells advanced telecommunications equipment to the residential and small business segments, including fax machines, telephones with multiple lines, advanced telephones, wireless telephones and caller ID displays, among others.

Switched Internet Access:

Telefónica CTC Chile also provides its customers with access to the Internet over analog lines for a flat monthly fee. Two plans are available: (i) “Renta Plana Nocturna” (Night Flat Fee), an Internet access plan where a flat monthly rate is paid for unlimited access during off-peak hours, and (ii) “Renta Plana Total” (Total Flat Fee), allowing 24-hour Internet access at a flat fee.

The Company also provides its customers with continuous switched Internet access with a second, dedicated line, exclusively for browsing. This service is called “Línea Libre Internet” (Independent Internet Line) and provides 24-hour Internet access for a fixed monthly fee. The primary difference between the Independent Internet Line and other flat fee services is that it allows voice calls to be placed and received

2004 Annual Report Telefónica CTC Chile 31

over the customer’s originally installed line while the customer browses the Internet on a second, dedicated line.

Broadband Service:

In 2004, one of the Company’s primary goals was to promote broadband usage through ADSL (Asymmetric Digital Subscriber Line) technology as a platform for developing new services to enhance profitability and fixed line customer loyalty. At December 31, 2004, the number of customers with broadband service totaled 200,794. This customer figure is up 60.3% over 2003, representing 40% of connections on the national broadband market (connections at speed of 128 kbps or faster).

The Company’s decision to double customers’ access speed for the same price was an industry milestone that was subsequently followed by other operators, cementing Telefónica CTC Chile’s position as market leader. In addition to increasing the Company’s commercial efforts, this move has opened the door for value-added services such as : video conference over ADSL, biometric services and video surveillance (Viginet), among others.

Sales of ADSL broadband services aimed at the end user, whether residential or corporate, are promoted under two names: “Speedy” and “Speedy Business”, respectively. At the same time, as a wholesaler, Telefónica CTC Chile offers broadband, under the name “Megavía”, to Internet service providers (ISPs) who resell it to their respective customers.

Further proof of the Company’s leadership in this area is the marketing of wireless connections for the home (Speedy Wi-Fi) and the enabling of public hotspots throughout the country (Speedy Wi-Fi Zones). At December 31, 2004, 267 hotspots were installed in airports, universities, restaurants, shopping centers and service stations, among other places. In November, Telefónica CTC Chile signed a roaming agreement with the local operator Telefónica del Sur, opening the door for Chile to become the first country in the region to allow interoperability for customers with Wi-Fi access.

Telefónica CTC Chile’s commitment to education includes the migration from the current switched access to ADSL broadband, free of charge, for more than 5,500 schools in the country since 1998. At year-end 2004, the number of ADSL broadband connections installed in schools totaled 3,200, representing an increase of over 2,000 from the previous year. This offer is also extended to the faculty at these institutions under preferential terms. Telefónica CTC Chile plays a major role in projects on the use of technology in education, not only because of its national coverage and presence, but also due to its commitment to national development initiatives and projects.

Internet Access Services:

Telefónica Internet Empresas (TIE) provides Internet access services over dedicated and switched lines and through ADSL to small and medium-sized businesses and to corporations.

In 2004, TIE focused on increasing ADSL Internet access penetration in companies, primarily small and medium-sized businesses, given the low penetration in this segment, by highlighting the advantages of this tool for users: cost savings and greater business potential.

At December 31, 2004, TIE had 1,201 dedicated connections and a total of 21,413 switched connections.

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The Company

Alarm Monitoring and Security Services
(Telemergencia):

Telefónica CTC Chile, through its subsidiary Telemergencia, also offers home security and home assistance services through alarm monitoring systems connected to a security platform over the telephone line. It offers a wide variety of plans adapted to customers’ needs and budgets.

In 2004, this business grew 21.2% in the number of customers with respect to 2003, reaching 59,825 customers by December 31. Telemergencia is currently the number two alarm company in the market with national coverage.

Public Telephones:

Telefónica CTC Chile, through its subsidiary CTC Equipos S.A., manages public telephones owned by Telefónica CTC Chile and installed on public as well as inside commercial locations, buildings, communities and call centers. The Company also provides post-sales services to third parties associated with maintenance and business support of public telephones purchased from Telefónica CTC Chile.

In 2004, the Company aimed to improve profitability of its installed capacity and, to do so, moved equipment to more appealing locations. At the same time, preferred technical support was provided to highly profitable areas and existing security and fraud prevention measures were reinforced.

The Company ended 2004 with a total of 10,288 public telephones (which allows the use of coins or prepaid cards to make calls), down 7% from 2003. Telefónica CTC Chile also manages community lines, which at December 31, 2004 totaled 17,991 lines and which mainly considers the product known as “Nuestro Teléfono” (Our Telephone) which only allows calls to 800 numbers and prepaid card calls or collect calls.

Directory Advertising:

Impresora y Comercial Publiguías S.A (“Publiguías”) prints and distributes the telephone directories associated with the customer database provided by Telefónica CTC Chile.

In August 2001, the Company entered into an agreement with Publiguías, effective through June 2006, whereby Telefónica CTC Chile receives a percentage of the revenues generated by Yellow Pages and White Pages advertising sales.

Long Distance

In the long distance business, Telefónica CTC Chile operates through its subsidiaries, Telefónica Mundo S.A. and Globus 120 S.A., which meet their customers’ various needs through a broad offering of public and private voice, data and video services, through the domestic and international long distance network.

In 2004, both subsidiaries’ market shares represented approximately 44.4% of domestic long distance (DLD) voice traffic and 31.2% of outgoing international long distance (ILD) voice traffic.

At December 2004, there was a 9.4% decline in overall DLD market traffic and a 0.1% drop in total outgoing ILD market traffic compared to 2003. The drop in the DLD market continues to be affected by the growing use of mobile telephones, e-mail and Internet, and the increase in the number of lines blocked for long distance calling. In terms of ILD, traffic remained virtually unchanged, primarily due to economic growth and the development of flat fee plans with preferential prices for ILD destinations. During 2004, the Company recorded a 2.6% increase in DLD traffic. Likewise, ILD traffic grew y 4.2%.

2004 Annual Report Telefónica CTC Chile 33

Given the market context and the high competition in this business, in addition to offering the traditional long distance traffic services under the multi-carrier system, the subsidiaries Telefónica Mundo and Globus 120 have developed numerous plans that have increased traffic, customer loyalty, and use of the Company’s network and infrastructure. These plans consist primarily in offering customers domestic and international long distance calling for a fixed monthly fee, with preferred tariffs or discounts for frequently called routes, during established hours or all day, depending on the plan. During 2004, “Long Distance Plans plus Assistance Service” were launched. This product is aimed at residential customers, allowing them to make long distance calls with their current preferred plans, plus an additional assistance service selected by the customer when signing up for the plan. The assistance services offered include Residential Assistance, Vehicle Assistance and Senior Assistance. At December 31, 2004, the Company’s portfolio of plans totaled 395,316 customers.

In addition, to improve the return on Telefónica Mundo’s domestic and international network capacity, this subsidiary serves other telecommunications operators’ voice transport and capacity needs, including intermediary service companies with and without their own networks, mobile companies and Internet service providers (ISPs).

Corporate Communications

The Corporate Communications business area addresses the communications needs of corporate customers and large companies through Telefónica Empresas. This subsidiary’s primary services include data transmission circuits and value-added services through advanced data links such as Frame Relay, ATM and IP Network, among others. It also provides advanced telephony solutions and sells voice equipment, such as PABX, videoconferencing and point-to-point data circuits for corporate customers. Telefónica Empresas also provides advanced telecommunications services through consulting, professional services and outsourcing. It is also responsible for offering ADSL service as a wholesaler to all Internet service providers (ISPs) in the market, who in turn, resell it to their customers.

Within the framework of tariff flexibility for local telephony, the authorities set the monthly average for heavy usage at 15,000 minutes for 2004, and at 12,000 for 2005 and thereafter. This allowed a variety of solutions adapted to the needs of each corporate customer, depending on traffic level.

During 2004, e-solutions services grew significantly. This area, whose primary purpose is the development of new business over the Internet, IP Network, Data Center and Network Outsourcing, offers new value-added solutions and integrated services tailored to companies’ communications needs.

In 2004, Telefónica Empresas showed significant growth in the Hosting and Solutions and IP Services product lines. It also positioned itself as a major player in Electronic Billing services (14% of corporate customers receive their bills instantly), as well as providing outsourcing solutions, data networking, and multi-company voice solutions for the financial sector.

One of the year’s highlights was also the ISO 9001-2000 certification for Telefónica Empresas’ products and services planning, design and development processes. This reaffirms this subsidiary’s leadership in the marketplace, providing its customers with high-quality products and services certified with this important international standard.

Mobile Communications

In July 2004, Telefónica CTC Chile sold its mobile communications business to Telefónica Móviles S.A. (Spain) for US$1,321 million. As a result, since July 1, 2004, the Company no longer includes Telefónica Móvil de Chile S.A. in its financial statements.

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In 2004, Telefónica Móvil de Chile S.A. faced significant changes, challenges and achievements. Early in the year, the new 2004-2009 tariff decree took effect for mobile telephony company interconnections, providing for a 26.5% average decrease in access charges over the following five years. This had a significant impact on the business’s operating margin.

Telefónica Móvil de Chile S.A. continued to lead growth in the mobile telephony market, increasing its market share by 2.3 percentage points during the first half of the year and positioning itself as the leader in technological innovation with a broad offering of handsets and convenient plans to meet its customers’ needs.

As of June 30, 2004, Telefónica Móvil de Chile S.A. had a total customer base of 2,738,580, representing a growth of 40.8% over the previous year and a 32.6% market share.

Other Businesses:

t-gestiona

Telefónica Gestión de Servicios Compartidos Chile S.A. (t-gestiona), a subsidiary of Telefónica CTC Chile, provides support services to all Company subsidiaries and third parties, delivering logistics, e-learning, accounting, fund management, insurance, collections, human resources, tax, real estate management and general services. t-gestiona is responsible for managing the cost, quality and timeliness of the services provided, using its own financial, human and technological resources and establishing contractual agreements with each of its clients. During 2004, its management focus continued to be on efficiency, operating excellence, and revenue generation from third parties through competitive offerings.

Atento Chile

Atento Chile S.A. is a 27.41% Telefónica CTC Chile affiliate. Its primary mission is to provide services aimed at facilitating relations between companies and their customers through contact centers or multi-channel platforms (telephone, fax, Internet).

Atento Chile stands out for its ability to adapt to customer needs by leveraging its expertise in various sectors. Its broad range of services includes, among others: customer service and information, database updates, appointment services, customer loyalty enhancement, collections and telemarketing. Atento Chile’s success is based on its ability to act as a strategic partner to companies, designing customized solutions for each of its corporate customers.

Fundación Telefónica

Fundación Telefónica, a non-profit organization created to develop and channel community and cultural activities of the Telefónica Group companies in Chile, continues to support digital literacy in our country by providing Internet training to teachers, community leaders in addition to people with various disabilities.

In addition, the Fundación Telefónica Art Gallery has established itself as an open community space offering art exhibits of the highest caliber. During 2004, Fundación Telefónica continued its program of traveling exhibits as a form of cultural outreach. An example of this initiative is the exhibit entitled “Pa Que Veai”, a collection of works by blind artists that was presented in the Chilean cities of Arica, Iquique, Calama, Talca and Concepción, and was visited by over one hundred thousand people.

2004 Annual Report Telefónica CTC Chile 35

In June 2004, Fundación Telefónica launched the SICLA (alternative communication system) software in Chile, especially developed by Fundación Telefónica (Spain) to facilitate communication for people unable to speak. This software was donated to the leading institutions for the disabled in our country, such as Teletón, Coanil and Fonadis. Fundación Telefónica has brought this project to all regions of the country, providing training monitors in the proper use of this tool.

Lastly, Fundación Telefónica continues to contribute to improving the quality and equality of Chilean educational opportunities through the Internet Educativa (Educational Internet) project, which provides educational institutions nationwide with free Internet connections.

ANALYSIS OF CONSOLIDATED RESULTS

In 2004, Telefónica CTC Chile’s consolidated revenues fell 15.6% with respect to 2003, closing at Ch$702,875 million. This change was primarily due to the decline in revenues from the mobile subsidiary since this business was deconsolidated in July 2004, together with a 10.4% decline in basic telephony revenues. These declines were partially offset by increased revenues from ADSL, access and interconnection charges and corporate communications. Excluding the effect of the Telefónica Móvil de Chile S.A. sale from 2003 and 2004, consolidated revenues were down 4.0%.

Fixed telecommunications revenues, representing 60.1% of total consolidated revenues in 2004, declined 4.0% with respect to the previous year. This was due to a 10.4% drop in basic telephony revenues (flat and variable rates, connections and other installations, flexible plans, value-added services, and other basic telephony revenues). This decline was partially offset by new revenues from flexible plans.

Basic telephony revenues represented 42.7% of total consolidated revenues and declined due to: (i) a 19.7% drop in variable rate revenues resulting from a 5.9% decrease in average installed lines, lower traffic per line/day, the provision for lower tariffs relating to the new tariff decree, and customer migration to flexible plans; (ii) a 5.9% decrease in fixed charge revenues due to the fall in average lines in service and customers signing up for flexible plans, partially offset by a provision for higher revenues resulting from implementation of the new tariff decree; (iii) revenues from connections and other installations fell 32.4% from 2003; (iv) an 8% decline in value-added services, mainly due to fewer average lines in service, while other basic telephony revenues posted a 28.9% drop. This was partially offset by the introduction of flexible plans in July 2004, which generated revenues of Ch$8,692 million.

Sustained growth in broadband revenues partially offset the decline in fixed telecommunications revenues with an 86.5% surge and a total of Ch$25,162 million in 2004. These revenues represented 3.6% of total consolidated revenues.

Revenues from access charges and interconnections, accounting for 4.5% of total consolidated revenues, were up 20.2% in 2004. This jump was due to a 12.6% increase in revenues from domestic long distance access charges, together with a 35.8% increase in other interconnection services and a 19.2% increase in mobile and fixed access charges.

Other fixed telecommunications businesses increased 0.7% or Ch$453 million, basically driven by the growth in security services, directory advertising, and the rise in switched and dedicated ISP services. This was countered in part by a decline in equipment marketing and lower revenues from public telephones and interior installations.

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Long distance service revenues, representing 8.8% of total consolidated revenues, totaled Ch$61,589 million. This represented a 2.5% decline in 2004, primarily due to the result of lower average domestic and international long distance prices, despite 2.6% growth in DLD traffic and a 4.2% increase in outbound ILD traffic. This was offset in part by higher revenues for network rental.

Revenues from the corporate communications business, representing 11.8% of total consolidated revenues, rose 2.7% in 2004 over the previous year, basically as a result of a 13.8% increase in data revenues and a 13.4% increase in circuit revenues, countered in part by the 24.5% decline in revenues from terminal equipment sales.

Revenues from the mobile communications business fell by 45.7% due to the sale of Telefónica Móvil de Chile S.A. in July 2004, despite growth over 2003, in the period between January and June 2004, as a result of growth in the average mobile customer base.

Revenues from other businesses fell 33.2%, due primarily to the deconsolidation of Istel (Company-owned health insurance subsidiary) commencing in September 2003.

Operating costs and expenses fell 15.5% in 2004 compared to the previous year, totaling Ch$603,741 million. Excluding the mobile business, consolidated operating costs totaled Ch$473,878 million, down 4.5% from 2003. This can be explained by a drop in the Company’s levels of depreciation, associated with lower investment. Cost cuts also resulted from the Company’s efforts in recent fiscal years aimed at the efficient use of resources.

As a result of the foregoing, Telefónica CTC Chile’s 2004

operating income totaled Ch$99,134 million, down 16.2% from a year ago. Operating margin reached 14.1%, compared to 14.2% for 2003. For its part, the Company’s EBITDA was Ch$327,051 million in 2004, representing a 46.5% margin, that is, 0.3 percentage points below last year’s margin.

The Company’s 2004 non-operating income showed a surplus of Ch$275,173 million, an improvement over the non-operating loss in fiscal year 2003. Financial income was up 28.0%, due primarily to the higher available funds from the sale of the mobile subsidiary, which were temporarily allocated to financial investments. Another Ch$475,489 million in non-operating revenues was added to this from the sale of the mobile subsidiary and the sale of the equity interest in Publiguías, recorded in 2004. Financial expenses were down 13.9% in 2004, primarily associated with lower financial debt, the renegotiation of rates, lower market interest rates and the effect of a lower exchange rate. Goodwill amortization showed an increase of Ch$116,741 million with respect to 2003, corresponding primarily to the accelerated goodwill amortization of the mobile subsidiary at its sale. On the other hand, non-operating expenses rose by 93.0%, primarily from restructuring costs and an increase in the charge for retired assets posted in 2004.

Furthermore, there was a Ch$8,982 million gain in adjustments for currency fluctuation, caused primarily by the effect of foreign currency cash flow from the mobile sale and payment of the foreign currency-denominated dividend in August 2004.

Finally, the Company’s net income totaled Ch$311,629 million in 2004, which compares favorably to the Ch$10,387 million in earnings posted in 2003.

2004 Annual Report Telefónica CTC Chile 37

INVESTMENT IN 2004 WAS PRINCIPALLY AIMED AT SUPPORTING THE 60% GROWTH IN

ADSL CONNECTIONS, INCREASING DOMESTIC TRANSPORT CAPACITY, AND DOUBLING

ACCESS SPEEDS FOR ALL CUSTOMERS.

CAPITAL EXPENDITURES AND FINANCING

Capital expenditures

In 2004, Telefónica CTC Chile’s capital expenditures totaled US$151.2 million. During the year, the Company sold its mobile subsidiary and thus no longer consolidated mobile capital expenditures as of July 1, 2004. Excluding mobile from the first half of 2004, capital expenditures totaled US$119 million.

Investment in 2004 was principally aimed at supporting the 60% growth in ADSL connections, increasing domestic transport capacity, and doubling access speeds for all customers in addition to the deployment of wireless technologies (WiFi) for home use as well as hot spots for public spaces such as airports, universities, hotels, among others.

Corporate Communications: The data network has been enhanced, making it possible to service large customers with the highest security, support and availability standards in the industry.

Basic telephony investments were focused on maximizing installed capacity, marketing telephone lines and network maintenance and updating infrastructure technology.

The growth in mobile subscribers during the first six months of 2004, mainly explains the investments of US$32 million in the first half of 2004.

A breakdown of investments by business is shown in the following table:

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Capital Expenditures 2004

Business Area	Millions of US$
Primary Projects
Basic Telephone Service	22.6
Installed capacity utilization, sale of telephone lines and service maintenance
Equipment	12.2
Terminal and public telephone equipment
Broadband Services	35.2
ADSL access and services
Long Distance	1.6
Increase in fiber optic capacity, incorporation of IP technology into the current network
Corporate Communications	26.2
Private services and IP network, acquisition of PABX equipment
Systems	17.0
Billing management system and information services
Mobile Communications	32.0
Rollout of new GSM network (through June 2004)
Other	4.4
Other businesses and administrative investments
Total	151.2

2004 Annual Report Telefónica CTC Chile 39

Financing

In 2004, Telefónica CTC Chile continued its strategy of strengthening its financial structure and reducing financial expenses. At December 31, 2004 the Company had total financial debt of US$1,087 million, representing a 30% decrease from 2003. This was primarily due to increased cash flow generation as a result of lower investments and the sale of the mobile subsidiary in July 2004, which allowed for debt reduction of US$353 million in 2004 through prepayments and the repurchase of bonds on the international market. The Company also renegotiated loans, lowering interest rates and extending maturity.

The sources of financing were primarily operating funds, sale of assets, debt refinancing and the issuance of commercial papers. These sources were used for investments of US$151 million, debt amortizations of US$169 million, and prepayments of US$238 million. Additionally, the Company paid dividends of US$1,006 million. The breakdown of financing activities is as follows:

Amortizations:

•        US$153 million in Eurobonds paid at maturity (August).

•        US$16 million in other amortizations.

Debt Prepayments:

•        US$6 million for repurchase of Eurobonds (February).

•        US$50 million for bilateral loans (July and August).

•        US$182 million for repurchase of Yankee Bonds (December).

New Debt Issuance:

•        US$54 million was issued in a first series of commercial paper with a one-year term in local currency. In parallel, a commercial papers credit line was registered for US$54 million (May).

Renegotiations:

•        Financial terms were renegotiated on a bilateral loan for US$25 million with a one-year term (January).

•        A local US$15.3 million loan with a one-year term was renegotiated (March).

•        US$100 million of a local loan was renegotiated for a four year term (March).

•        A local US$14.5 million loan was renegotiated for a one-year term (June).

•        Lastly, a syndicated loan for US$200 million was renegotiated, for a five year term and with a rate reduction of 72.5 basis points (December).

Thus, the Company continued to improve its financial indicators, and at December 31, 2004 had a debt-to-equity ratio of 0.92, compared to 0.93 at year-end 2003, and a financial expense coverage ratio of 17.58 at year-end 2004, compared to 7.27 at year-end 2003, due to the one-time profit from the sale of the mobile subsidiary in July, 2004.

Foreign Exchange and Interest Rate Risk Management

Due to the high levels of investment in recent years and the attractive foreign interest rates during certain periods, the Company obtained foreign financing denominated primarily in dollars and in some cases with variable interest rates. As a result, the Company is exposed to financial risks related to foreign exchange and/or interest rate fluctuations. For this reason, Telefónica CTC Chile periodically reviews its exposure to foreign exchange and interest rate risk to determine the levels of coverage required for each period.

In 2004, the Company continued its policy of hedging 100% of its financial debt against foreign exchange fluctuations, with a real appreciation of the peso against the dollar of 11.4%. Similary, hedging against interest rate fluctuations

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The Company

represented 84% of debt. It is important to note that the Company uses derivative financial instruments available on the domestic and international markets.

At December 31, 2004, Telefónica CTC Chile had US$500 million in foreign exchange hedged dollar-denominated liabilities and US$150 million in interest rate coverage under forward rate agreements (FRAs) and US$200 million in cross-currency swaps, protecting obligations subject to floating interest rates (LIBOR).

PROPERTY, SUPPLIERS, LOGISTICS AND INSURANCE

Property

Property, plant and equipment owned by Telefónica CTC Chile and used for the conduct of business, such as buildings, switching centers, external networks, customer terminal equipment, furniture and office equipment and other work-related items, are distributed throughout national territory. The Company also operates public and private switching exchange networks, external plant networks, wireless circuits, local and long distance fiber optic, radio and microwave circuits.

Suppliers

In 2004, Telefónica CTC Chile had approximately 1,500 active domestic and foreign registered suppliers, including Nokia, Alcatel, ATI Chile and Ericsson, for network infrastructure products; Atento Chile and Adecco RRHH for services and construction; Madeco, Cisco and Alcatel (ADSL equipment) for market products; ITS, HP, IBM and Accenture, for information systems; and Universal McCann and television channels for advertising and marketing.

In the course of the project to automate the management of bids and negotiations with our suppliers, approximately 450 companies have been integrated into the Adquira platform (Telefónica Group initiatives), allowing them to qualify for participation in the procurement for any Telefónica company in Chile. A Supplier Assessment system was also implemented in 2004, providing quality and service evaluations for all winning bidders, providing valuable information to consider in future requests for proposals.

The relationship between Telefónica CTC Chile and its suppliers is governed by internal policy establishing that any action or contract presenting a conflict of interest must be reported to the Company’s Directors’ Committee, in order to maintain transparency in procurement and project performance.

Logistics

Telefónica CTC Chile has a Logistics Center with a storage capacity of up to 6,000 square meters. In 2004, the Logistics Center increased its intranet order requests by 65%, with over 80% use of installed capacity in various types of storage. There was also a continued decrease in nationwide logistics assets, both in inventory and warehouses.

Insurance

According to Telefónica CTC Chile’s Risk Management Policy, the Company decides whether to transfer risks to insurance companies on a case-by-case basis. If it elects to do so, standard coverage available on the market is applied, or coverage is adapted to the specific risk in particularly complex cases.

Specifically, the Company’s assets are fully insured against physical damage and lost income due to service shutdown. This coverage includes, among others, the risk of fire,

2004 Annual Report Telefónica CTC Chile 41

earthquake, natural disasters, shipment, political risk, theft and domestic transport. The insured amount totals approximately US$2,440 million.

For work performed by independent contractors and outsourced collection centers, in order to obtain preferred premiums and volume-based rates, overall insurance quotes are requested and coverage is adjusted to the activities performed by the contractors.

The Company also has liability insurance for damage/injury to third parties, as well as other insurance covering executives, staff, vehicles and imports of equipment and materials.

RISK FACTORS

Chilean Economy

Since Company operations are located in Chile, they are sensitive to and depend on the country’s level of economic activity. During periods of slow economic growth, high levels of unemployment and contraction of domestic demand, local and long distance telephone traffic has been affected. In addition, payment delinquency levels have increased.

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Regulation of the Telecommunications Industry

Certain telecommunications services are subject to tariff regulation, since the regulatory authorities believe that, in certain sections of the industry, conditions do not yet ensure free competition. Tariff regulation may have a significant impact on Company revenues and its ability to compete in the marketplace. In 2004, mobile interconnection rates (CCP) were set. This affected mobile revenues from February through June 2004, the last month in which the mobile subsidiary’s results were consolidated prior to its sale to TEM in July, 2004. The tariff setting process was carried out in 2004 for Telefónica CTC Chile’s fixed telephony services for the period from May 2004 to May 2009. On February 11, 2005, the corresponding tariffs (Tariff Decree No. 169) were published in the Official Gazette (See Regulatory Framework).

In 2004, approximately 55% of Company revenues – without considering mobile revenues – were from regulated business activities.

Additionally, new regulation or changes in the existing regulatory model may adversely affect the Company’s businesses. In this manner, the Company has participated in the public inquiry process concerning Subtel’s proposals for regulation of network unbundling and IP telephony over broadband, which were submitted in 2004. The Company, together with other industry operators, has presented its opinion and legal objections to these proposals (See Regulatory Framework).

Competition

Telefónica CTC Chile faces strong competition in all business areas. The Company estimates that a high degree of competition will continue to exist in all business areas,

particularly in domestic and international long distance services, broadband, local telephone services, data transmission and public telephones.

Technological Changes

The telecommunications industry is subject to rapid and significant technological advances and the introduction of new products and services. Although the Company believes that, in the foreseeable future, existing and developing technologies will not have a negative material impact on the viability and competitiveness of its telecommunications business, it is impossible to accurately predict the effect of these technological changes on the Company, its need to make significant investments in the development or implementation of new competitive technologies, or whether these technologies or services will replace or supplement the products and services currently offered by the Company. Telefónica CTC Chile is constantly evaluating the incorporation of new technologies into its business and weighing their potential costs, benefits and contribution.

Financial Risk

The Company maintains a significant portion of its debt in foreign currency and at variable interest rates. Therefore the volatility and fluctuation of the Chilean peso with respect to other currencies, as well as changes in domestic and international interest rates, may affect the Company’s results. Management continuously evaluates its foreign exchange and interest rate risk management policy.

Events occurring in other emerging markets, particularly in Latin America, may also adversely affect Telefónica CTC Chile’s listed stock, the availability of financing and the value of the domestic currency.

2004 Annual Report Telefónica CTC Chile 43

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Shareholder Information

CAPITAL STOCK COMPOSITION

At December 31, 2004, the Company’s capital stock was composed of 957,157,085 fully subscribed and paid-in shares, divided into 873,995,447 Series A and 83,161,638 Series B shares.

SHAREHOLDERS’ MEETINGS

Telefónica CTC Chile’s General and Extraordinary Shareholders’ Meetings were held on April 15, 2004, and all items submitted to a vote were approved. Some of the relevant items approved at the General Shareholders’ Meeting included: the election of the Company’s entire Board of Directors, the payment of a dividend of Ch$3.20 per share for 2003 profits, and the Annual Report, Balance Sheet and Financial Statements for fiscal year 2003. Shareholders acting at the Extraordinary Shareholders’ Meeting approved the sale of the Company’s paging network which was an unused asset, for Ch$365 million.

Subsequently, on July 15, an Extraordinary Shareholders’ Meeting was held and, with 69.1% of total shares, shareholders approved the sale of Telefónica Móvil de Chile S.A. to Telefónica Móviles S. A. (TEM). At the meeting, shareholders also approved the distribution of a dividend of

Ch$394.33 (US$0.626856) per share, charged against retained earnings. The Board of Directors also approved the distribution of a provisional dividend of Ch$131.44 (US$0.208952) per share, charged against fiscal-year 2004 profits. The two dividends totaled approximately US$800 million.

Share transactions by Directors,Executives and Related Parties(1)

Name	Transaction Date	Share Series	Number of Shares		Share Price (Ch$)	Total Amount (Ch$)
			Buy	Sell

Gladys Herández Sepúlveda (2)	Feb-23-04	A		500	2,170	1,085,000
Telefónica Internacional Chile S.A. (3)	Jul-08-04	A	12,000,000		(*)
Julio Covarrubias Fernández (2) (**)	Dec-28-04	A	10,000		1,559	15,590,000

(1) All transactions were made for financial investment purposes.

(2) Telefónica CTC Chile Executive.

(3) Controlling Shareholder.

(*) Corresponds to an inflow transfer, therefore, no price is recorded for the transaction.

(**) Transaction recorded in the Company’s Shareholder ledger on January 7, 2005.

2004 Annual Report Telefónica CTC Chile 45

The controlling shareholder of Telefónica CTC Chile S.A. is the Chilean corporation Telefónica Internacional Chile S.A., which holds a 44.89% equity interest. The shareholders of Telefónica Internacional Chile S.A. are Telefónica Chile Holding B.V. (99.99%) and Telefónica Internacional Holding B.V. (0.01%), both controlled by Telefónica S.A., a Spanish telecommunications company, is a public corporation listed on the Madrid, London, Paris, Frankfurt, Tokyo, New York, Lima, Sao Paulo and Buenos Aires stock exchanges. Ownership of this stock is quite diluted, with shareholders rarely owning more than 5% of the capital stock. Therefore, a breakdown of the individual owners of Telefónica S.A. stock is not available.

PRINCIPAL SHAREHOLDERS

Principal Shareholders	Millions of Shares (12.31.04)%		Millions of Shares (12.31.03)%

Telefónica Internacional Chile S.A.	429.7	44.9%	417.7	43.6%
Citibank N.A. (1)	111.4	11.6%	138.2	14.4%
Chilean Pension Funds	243.3	25.4%	248.3	25.9%
Life Insurance Companies	11.3	1.2%	13.9	1.5%
Foreign Investment Funds	11.0	1.1%	10.7	1.1%
Employees	0.5	0.1%	0.8	0.1%
Others Shareholders	150.0	15.7%	127.6	13.3%

Total Shares	957.2	100.0%	957.2	100.0%

Twelve Largest Shareholders as of 12.31.2004	Number of Series A Shares	Number of Series B Shares	Total	% Equity Interest

Telefónica Internacional Chile S.A.	387,993,524	41,739,487	429,733,011	44.9%
Citibank NA Depositary Bank Circ 1375 (1)	111,373,487	–	111,373,487	11.6%
AFP Habitat S.A. (2)	61,152,400	5,813,466	66,965,866	7.0%
AFP Provida S.A. (2)	57,284,352	5,819,981	63,104,333	6.6%
AFP Cuprum S.A. (2)	40,349,138	3,723,769	44,072,907	4.6%
AFP Santa Maria S.A. (2)	28,270,336	2,487,835	30,758,171	3.2%
AFP SummaBansander S.A. (2)	27,321,497	2,069,887	29,391,384	3.1%
Banchile Corredores de Bolsa S.A.	16,921,283	479,807	17,401,090	1.8%
Larrain Vial S.A.Corredora de Bolsa	12,088,236	826,916	12,915,152	1.3%
Bancard S.A.	8,677,362	1,577,092	10,254,454	1.1%
AFP Planvital S.A. (2)	8,428,590	605,281	9,033,871	0.9%
Celfin Gardeweg S.A. Corredores de Bolsa	5,881,965	293,641	6,175,606	0.6%
Subtotal	765,742,170	65,437,162	831,179,332	86.8%
Other Shareholders	108,253,277	17,724,476	125,977,753	13.2%

Total	873,995,447	83,161,638	957,157,085	100.0%

(1) Depositary Bank acting on behalf of the Company’s ADS holders.

(2) Pension fund investor.

46 2004 Annual Report Telefónica CTC Chile

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Shareholder Information

Quarterly Volume Traded and Average Prices

CTC-A Santiago Stock Exchange	No. of shares	Millions of Ch$	Average Price (Ch$)

1Q02	22,563,727	53,139	2,325
2Q02	14,350,138	32,761	2,305
3Q02	26,097,797	48,200	1,838
4Q02	67,913,318	110,683	1,633
1Q03	42,108,889	73,322	1,736
2Q03	54,433,339	110,460	2,023
3Q03	49,443,608	109,183	2,217
4Q03	72,026,405	163,688	2,261
1Q04	49,127,784	104,782	2,145
2Q04	52,740,109	98,495	1,873
3Q04	156,816,489	289,002	1,759
4Q04	95,512,164	157,113	1,600

CTC-B Santiago Stock Exchange	No. of shares	Millions of Ch$	Average Price (Ch$)

1Q02	518,392	869	1,633
2Q02	843,069	1,431	1,727
3Q02	625,584	843	1,362
4Q02	738,436	919	1,231
1Q03	823,013	1,031	1,263
2Q03	2,527,830	3,526	1,477
3Q03	676,829	1,155	1,689
4Q03	3,233,345	6,303	1,931
1Q04	1,115,835	2,059	1,861
2Q04	875,938	1,391	1,627
3Q04	5,794,672	9,997	1,609
4Q04	1,670,605	2,575	1,552

ADRs New York Stock Exchange	No. ADRs	Millions of US$	Average Price (US$)

1Q02	19,555,900	272	13.94
2Q02	15,646,200	222	14.04
3Q02	7,626,200	79	10.32
4Q02	24,028,600	215	9.11
1Q03	12,367,600	118	9.46
2Q03	16,008,400	182	11.40
3Q03	15,847,600	202	12.76
4Q03	26,731,100	386	14.45
1Q04	20,751,700	294	14.58
2Q04	17,415,700	209	11.91
3Q04	25,732,200	300	11.51
4Q04	21,002,900	229	10.74

2004 Annual Report Telefónica CTC Chile 47

2004 ADR Price Performance
New York Stock Exchange

SHARE PRICE PERFORMANCE

Uncertainty about the US recovery, the impact of terrorism, oil and commodity prices, and the weakness of the dollar versus the euro, were just some of the obstacles that had to be negotiated to end the year on annual highs in most of the world’s markets, even outpacing results for the last two years.

In 2004, the stock market recovered its dynamism and stock offering activities resumed. Compared to the previous year, IPOs tripled on Wall Street and quadrupled on the European markets.

The Dow Jones closed up 3.15% on the year, among its best showings since June 2001. Meanwhile, the Nasdaq showed an annual increase of 10.44%, its best results since January 2002.

The European markets ended the year quite favorably, managing to sidestep the great strength of the euro and the high price of oil. Madrid’s Ibex-35 closed the year up 17.37%, its best showing since June 2001, and London’s FTSE-100 managed to end the year up 7.54%, an increase not achieved since June 2002.

In Latin America, several markets were up, for the most part due to local economic stability and positive stock behavior on Wall Street, by local companies despite the uncertainty caused by rate hikes in the United States (four in 2004) and higher oil prices.

The Chilean stock market followed global trends, closing one of its most successful years with primary indicators showing strong increases. The select IPSA index was up 21.1%. Trading totaled US$13,123 million on the Santiago stock exchange, setting a historic trading record, while stock market capitalization surged to US$116,072 million. The ADRian index, which tracks Chilean stocks traded as ADR’s, rose 23.32%.

Among the most traded stocks on the local market, the volumes traded on the year for CTC-A and CTC-B on the Santiago, Electronic and Valparaíso stock exchanges totaled US$1,427 million, with an annual average of US$119 million per month, up 34.5% with respect to last year’s average.

Specifically, the CTC-A stock ended the year on a downswing, with a closing price of Ch$1,560 and a 30.7% drop for the year. The CTC-B stock declined 21.2% with respect to 2003, closing at

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Shareholder Information

Ch$1,490. The Company’s ADR prices showed an annual decline on the order of 24.8%, closing the year at US$11.24. Volume traded on the NYSE totaled US$1,023 million.

These declines can be attributed to the uncertainty surrounding the tariff setting process in the first half of 2004. Additionally, after the sale of the mobile subsidiary and the change in the dividend policy, the Company paid dividends of US$1,006 million, which also affected the share price. Including dividends paid during 2004, the price of CTC-A shares dropped only 1.4% compared to year end 2003.

Holders of ADRs reduced their ownership interest in Telefónica CTC Chile, from 14.4% at year-end 2003, to 11.6% at year-end 2004. This was due to flowback transactions (ADRs converted into local shares to be returned to domestic markets) equivalent to 26.7 million ADRs, compared to 19.7 million ADRs coming from inflow operations (shares purchased on domestic markets to be exchanged for ADRs).

For their part, Chilean Pension Fund Managers (AFPs) decreased their equity interest in the Company slightly from 25.9% at year-end 2003 to 25.4% at year-end 2004.

2004 DIVIDEND DISTRIBUTION POLICY

The dividend policy for fiscal year 2004, reported in the General Shareholders’ Meeting held on April 15, 2004, was amended by the Company’s Board of Directors pursuant to Circular No. 687 of the Chilean Securities and Exchange Commission (Superintendencia de Valores y Seguros). This amendment was made in the Board meeting held on September 21, 2004 and shall be reported in the next General Shareholders’ Meeting. The new policy provides for the following:

1.        For fiscal year 2004 and subsequent years, the Board of Directors intends to distribute 100% of net profits generated during the respective year through a dividend to be distributed in November of each year and a dividend to be distributed in May of each year, to be proposed at the relevant General Shareholders’ Meeting.

2.        The General Dividend Distribution Policy shall be in keeping with the objectives set forth in the Company’s Financial Plan, which aims at reducing liabilities.

3.        This policy reflects the intent of the Board of Directors, and its fulfillment shall be contingent upon the actual profit earned as well as on the Company’s periodic projections or the presence of certain conditions, as the case may be.

4.        At the Shareholders’ Meeting to be held in April 2005, the Board of Directors intends to propose distributing the entirety of accumulated retained earnings at December 2004(1) in the form of a single, eventual dividend.

5.        Dividend payment procedures are as follows:

           To collect dividends, shareholders may choose one of the following options:

a.        Deposit to a checking account in the name of the shareholder.

b.        Deposit to a savings account in the name of the shareholder.

c.        Payment by check or cashier’s check sent by certified mail to the shareholder’s address of record.

d.        Payment by check or cashier’s check to be collected at the offices of DCV Registros S.A., the company responsible for managing the shareholder’s registry for Compañía de Telecomunicaciones de Chile S.A., or at a bank designated by DCV Registros S.A. This form of payment will remain effective throughout the term of the respective agreement with DCV Registros S.A. Otherwise, payment by check or

(1) At year-end, accumulated retained earnings totaled Ch$48,806 million.

2004 Annual Report Telefónica CTC Chile 49

THE 2005 DIVIDEND POLICY CONSIDERS DISTRIBUTING 100% OF NET PROFITS.

cashier’s check shall be collected at the offices of Company, at Avenida Providencia 111, Santiago, or at a bank designated by the Company in a timely fashion.

For these purposes, checking or savings accounts may be held at any national bank.

The form of payment selected by each shareholder shall be used for all dividend payments, unless the shareholder serves written notice of change and records a new option.

Shareholders failing to indicate a form of payment shall by paid by check or cashier’s check in accordance with payment option “d”.

In the case of bank account deposits, for security reasons, verification thereof by the corresponding banks may be requested. If the accounts indicated by shareholders are denied, whether through to verification or for any other reason, the dividend shall be paid in accordance with payment option “d”.

ADR holders shall be paid through the Depositary Bank, under the provisions of Title I, Chapter XXVI of the Compendio de Normas de Cambios Internacionales (Compendium of International Foreign Exchange Regulations) of the Central Bank of Chile and the Deposit Agreement between Citibank N.A. and Compañía de Telecomunicaciones de Chile S.A.

Gross Dividends Paid During the Last 5 Years

Nominal Chilean pesos per share

	Interim Dividend	Interim Dividend	Final Dividend	Extraordinary Dividend

Fiscal year 2000	–	–	–	–
Fiscal year 2001	–	–	1.29	–
Fiscal year 2002	–	–	–	–
Fiscal year 2003	–	–	3.20	17.50 (1)
Fiscal year 2004	131.44	130.00	58.85(2)	394.33(1)

(1)	Charged against retained earnings.
(2)	Final Dividend to be proposed at the General Shareholders’ Meeting of April, 2005.

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DIVIDEND INFORMATION

Distributable 2004 Income

(In Ch$ of 12.31.04)

Net Income (loss) for the year	311,628,674,357
Absorption of accum.deficit (Less)	0
Amortization of positive goodwill (Less)	0
Distributable Income	311,628,674,357

Dividend charges against distributable income

(In Ch$ of 12.31.04)		Dividends/Distributable Income

Interim Dividend No. 166 paid in August, 2004	130,126,397,456	41.76%
Interim Dividend No. 167 paid in November, 2004	125,177,501,298	40.17%
Final Dividend No. 168 subject to approval at General	56,324,775,603	18.07%
Shareholders’ Meeting of April 2005

2004 Retained Earnings	0	0%

Net Income for the Year	311,628,674,357	100%

The distribution of final dividend No. 168, to be proposed at the General Shareholders’ Meeting in April 2005, together with the payment of dividends Nos. 166 and 167, equal Ch$311,629 million. This amount is equivalent to 100% of 2004 Net Income and is in accordance with the Company’s modified policy of September, 2004.

2005 Dividend Policy

Telefónica CTC Chile’s Board of Directors plans to maintain a dividend policy in keeping with the Company’s cash flow for the coming years and the projected performance of its financial indicators. Therefore, the 2005 dividend policy considers distributing 100% of net profits for each fiscal year through the payment of an interim dividend in November and a final dividend in May of the following year, subject to approval at the respective General Shareholders’ Meeting. This policy will be reported at the appropriate General Shareholders’ Meeting.

2004 Annual Report Telefónica CTC Chile 51

2004 INVESTMENT AND FINANCING POLICY OF COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Following is the text of the investment and financing policy applicable to the period in question, as approved and amended for the sale of Telefónica Móvil de Chile S.A., at the Extraordinary Shareholders´ Meeting held July 15, 2004.

GENERAL POLICY

In 2004, Compañía de Telecomunicaciones de Chile S.A. (hereinafter “Telefónica CTC Chile” or the “Company”) will focus on investing in all business areas defined in its Bylaws, with particular emphasis on the following objectives:

-          Meeting the communications needs of current and prospective customers of the Company and its subsidiaries by providing telecommunications, information and audiovisual communications services using the range of available technology, provided that the regulatory framework allows adequate profitability for shareholders.

-          Expanding the Company’s activity domestically and internationally through new business opportunities in markets where its telecommunications knowledge and experience allow it to compete profitably.

-          Implementing a modern management strategy aimed at maximizing Company value by innovatively and efficiently organizing employees and resources involved in the operation and development of the telecommunications business.

-          Ensuring that invested funds are adequately allocated and solvency indicators are met, consistent with domestic and international economic conditions.

This framework has been implemented through the creation of the Telefónica CTC Chile group of companies, in which each company independently manages and optimizes its own businesses within the group’s general policies and financial controls, subject to the decisions of each company’s own Board of Directors.

I. INVESTMENT POLICY

As described in the General Policy, Telefónica CTC Chile will make the necessary investments to fulfill its corporate objective, pursuant to its Bylaws and the goals described. To this end, the Company’s Management will have sufficient power and authority to invest in the telecommunications business on the basis of the current regulatory framework, while maintaining its objectives of adequate profitability in keeping with the technical and economic criteria of the various projects in which it invests.

Telefónica CTC Chile will invest in telecommunications-related businesses areas by undertaking projects directly through the parent company and its subsidiaries and, if applicable, by creating and/or buying equity interest in joint ventures or corporations.

Following is a description of the primary investment projects scheduled by the Telefónica CTC Chile Group for 2004.

1. Areas of Investment

a) Network Infrastructure

Telefónica CTC Chile’s network infrastructure comprises fixed telephony, data, long distance and IP networks. These networks include telecommunications systems and equipment as well as associated intangible assets and provide the integrated physical, technological and operational support for the services the Company offers to its customers. The associated investments are described below:

Line Plan

In 2004, Telefónica CTC Chile will continue using available installed capacity to expand service, subject to the prices and regulatory environment. Associated investments involve minor

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external work for the efficient use of available capacity and internal equipment when demand and the return on such investments so warrant.

Quality of Service

This project includes a variety of work aimed at replacing equipment, supporting the networks, preventive maintenance, corrective maintenance due to accidents and third party damage, and providing and replacing tools to better manage network capacity, thereby ensuring reliability in line with international standards.

Long Distance Voice and Data Network

Investments in this area include the ongoing development of a domestic and international fiber optic network to enhance the quality of long distance communications, and, based on the multi-service network, creating the infrastructure required to support current and future bandwidth needs and maintain current quality-of-service levels.

Corporate Communications

The Company will continue developing data network projects and setting up private networks based on corporate customer requirements and demand, as well as providing integrated solutions based on dedicated and switched communications products and services. It will also continue development of the IP network in order to provide a differentiated service offering.

b) Sale of Lines

These investments are related to the connection of residential lines, line transfers, extensions, annexes, and others.

c) Public Telephony and Terminal Equipment

These investments are necessary to maintain public telephones and to purchase basic terminal equipment for the marketing and sale of lines and advanced equipment with new features that provide new services.

d) Interconnections

These investments include interconnections with long

distance carriers, fixed telephone companies, mobile telephone companies and Internet service providers (ISPs). They also include investments in the various services related to network unbundling.

e) Process Management Information Systems

These investments are necessary to provide Telefónica CTC Chile with the information technology infrastructure required to automate and coordinate its business processes and better serve its customers, in line with the most efficient global practices.

f) Broadband Expansion

Telefónica CTC Chile will continue to implement broadband technologies through the integration of xDSL platforms and technologies, the deployment of wireless developments (Wi-Fi), the incorporation of new services for broadband customers, remote monitoring and security services, among other initiatives.

g) Other Investments

These include investments in office and computer equipment for administrative areas, the improvement of administrative and customer service spaces and other minor investments.

2. Estimated Investment

The Group’s maximum investment limit is based on the cost of implementing the projects previously defined under Areas of Investment within the regulatory framework, in order to allow the Group to meet new customer demand using existing capacity. The investments are expected to ensure an adequate return for the Company, provide new services as required by corporate customers, maintain high quality-of-service levels, and support operational and administrative management based on the demands of the Company’s growing customer base.

The maximum investment in joint ventures or corporations, both domestically and internationally, is set at 25% of

2004 Annual Report Telefónica CTC Chile 53

shareholders’ equity on the last consolidated quarterly balance sheet filed with the Chilean Securities and Exchange Commission (Superintendencia de Valores y Seguros).

3. Investment in Financial Instruments

Investments will also be made in financial assets in order to maximize the yield from cash surpluses and offer adequate protection for Company liabilities denominated in various currencies and subject to variable interest rates. The investment portfolio is diversified based on liquidity, return and issuer risk, as determined by Company management, while also serving as a hedge.

4. Role in Controlling Areas of Investment

Since its investment projects are primarily related to its own line of business, Telefónica CTC Chile has control over their various stages of development.

Should new business ventures require third-party involvement, the Company will enter into appropriate agreements to define their relationships.

II. FINANCING POLICY

According to the financing policy text approved at the General Shareholders’ Meeting held on April 15, 2004, emphasis in 2004 will be placed on seeking alternatives to strengthen the Company’s financial structure through new financing arrangements and current debt renegotiation.

Furthermore, financing sources for 2004 investments will be determined on the basis of the Company’s long-term Financial Plan. The funding required during 2004 will be obtained internally; through traditional borrowing; from the sale and leasing of real estate and other property, with or without purchase options; from public or private debt instruments, whether convertible or not, in Chile or abroad; through loans from financial institutions; and in the form of supplier credit, securitization of assets and capital contributions, if strategic considerations so warrant. Other financing alternatives available on the local and international financial markets may also be considered if they provided an adequate liability structure and minimized costs.

Internal resources include book depreciation, other amortization and net profits for the period. Profits for the period constitute a net source of financing in the proportion approved for retention at the General Shareholders’ Meeting.

The Company’s maximum consolidated debt-to-equity ratio (indebtedness) may not exceed 1.6. “Debt” shall be defined as total consolidated liabilities, and “Equity” as the difference between total consolidated assets and consolidated liabilities. All figures used to calculate this ratio shall be from the same date and in constant currency.

The parent company obtains external financing from financial institutions and on the public market, and finances subsidiary needs.

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III.        MANAGEMENT’S AUTHORITY TO ENTER INTO AGREEMENTS WITH CREDITORS PROVIDING FOR GUARANTEES AND RESTRICTIONS ON THE DISTRIBUTION OF DIVIDENDS

Notwithstanding restrictions provided by law or the Bylaws regarding collateral or security interests securing third party obligations, the Company’s management may not agree to furnish collateral or security interests to secure the obligations of the Company or third parties other than subsidiaries unless such action is approved at an Extraordinary Shareholders’ Meeting. These restrictions shall not apply to monetary obligations resulting from balances on the purchase of real estate or other property secured by the assets being purchased.

The Company may agree with creditors to restrict the distribution of dividends only if so approved at a General or Extraordinary Shareholders’ Meeting.

IV.        ASSETS ESSENTIAL TO THE OPERATION OF COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.

Assets essential to the operation of Compañía de Telecomunicaciones de Chile S.A. include all networks and switching centers, primary facilities and equipment in service, including real estate and easements required by these facilities for their operation and protected under the respective licensing decrees. Notwithstanding the foregoing, such assets may be modified or replaced in the event of technical or economic obsolescence.

In addition, the essential assets of Compañía de Telecomunicaciones de Chile S.A. include 51% of the capital stock of Compañía de Teléfonos de Chile-Transmisiones

Regionales S.A (currently Telefónica Mundo S.A) and Telefónica Empresas CTC Chile S.A., and the assets required to operate said companies, whether under direct ownership or under lease by Compañía de Telecomunicaciones de Chile S.A., and protected under the respective licensing decrees, as well as assets that have been modified or replaced due to technical or economic obsolescence.

Furthermore, should either Compañía de Teléfonos de Chile- Transmisiones Regionales S.A. or Telefónica Empresas CTC Chile S.A. call an Extraordinary Shareholders’ Meeting for the purpose of disposing of any or all of the assets indicated in the foregoing paragraph, Compañía de Telecomunicaciones de Chile S.A. shall call an Extraordinary Shareholders’ Meeting of its own to decide how its representatives are to vote at the relevant subsidiary’s Extraordinary Shareholders’ Meeting.

V.         MANAGEMENT’S AUTHORITY TO EXECUTE, AMEND OR TERMINATE A PURCHASE, SALE OR LEASE AGREEMENT FOR GOODS AND SERVICES REQUIRED FOR THE NORMAL OPERATION OF COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.

In addition to the power and authority vested in it, the Company’s management shall, pursuant to its Bylaws, have sufficient power and authority to execute, amend or terminate purchase, sale or lease agreements for goods and services required for the normal operation of the Company, within the applicable legal framework and subject to prevailing market conditions for goods or services of the same type, quality, characteristics and condition.

However, Management may not dispose of any assets or ownership rights deemed essential to its operation without prior approval at an Extraordinary Shareholders’ Meeting.

2004 Annual Report Telefónica CTC Chile 55

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BOARD OF DIRECTORS

In accordance with Company Bylaws, the Board of Directors is made up of seven directors and their respective alternates. Holders of Series A shares elect six directors and their alternates, and holders of Series B shares elect one director and one alternate director. Alternate directors have a voice at Board meetings but may vote only when their respective director is absent. The Company Bylaws require that the director and alternate director elected by holders of Series B stock be shareholders in the Company.

If a vacancy occurs on the Board of Directors, the respective alternate director will assume the duties of the vacant directorship for the remainder of the term. Upon the corresponding alternate director’s resignation, death or legal disqualification from office, the Board may appoint a replacement to serve until the next General Shareholders’ Meeting, where elections shall be held for the entire board.

The Board of Directors may delegate part of its duties to the Chief Executive Officer. Pursuant to the Chilean Corporation Act, the Chief Executive Officer may not serve on the board of any public company that employs him.

Telefónica CTC Chile’s current Board of Directors was elected for a three-year term at the General Shareholders’ Meeting held on April 15, 2004. On July 20, 2004, Telefónica CTC Chile’s Board of Directors approved various changes in its composition, including the resignation of a Director and his alternate. As a result, elections shall be held for the entire Board at the next General Shareholders’ Meeting to be held in 2005.

At December 31, 2004, the Board of Directors of Telefónica CTC Chile is comprised of the following directors and alternate directors:

Series A Directors

Chairman
BRUNO PHILIPPI IRARRAZABAL
Tax ID No.: 4.818.243-7
Civil Engineer, Universidad Católica de Chile
Master’s Degree in Operations Research,
Stanford University, USA
Ph.D. in Systems Engineering, Stanford University, USA

Vice Chairman
NARCIS SERRA SERRA
Tax ID No.: 48.094.895-5
Bachelor’s Degree in Economics, Universidad de Barcelona,
Spain
Ph.D. in Economics, Universidad Autónoma de Barcelona, Spain

ANDRES CONCHA RODRIGUEZ
Tax ID No.: 4.773.967-5
Commercial Engineer, Universidad de Chile

FERNANDO BUSTAMANTE HUERTA
Tax ID No.: 3.923.309-6
General Accountant, Universidad de Chile

FELIPE MONTT FUENZALIDA
Tax ID No.: 6.999.088-6
Commercial Engineer, Universidad Católica de Chile
Ph.D. in Economics, University of Minnesota, USA

HERNAN CHEYRE VALENZUELA
Tax ID No.: 6.375.408-0
Commercial Engineer, Universidad Católica de Chile
Master’s Degree in Economics, University of Chicago, USA

2004 Annual Report Telefónica CTC Chile 57

Series B Director

LUIS CID ALONSO
Tax ID No.: 9.980.311-8
Entrepreneur

Series A Alternate Directors

ANTONIO VIANA-BAPTISTA
Tax ID No.: 48.067.524-K
Bachelor’s Degree in Economics, Universidad Católica de Lisboa, Portugal
MBA, INSEAD, Fontainebleau, France

JOSE MARIA ALVAREZ-PALLETE LOPEZ
Tax ID No.: 48.088.631-3
Bachelor’s Degree in Economics, Universidad Complutense de Madrid, Spain

JUAN CARLOS ROS BRUGUERAS
Tax ID No.: 48.073.271-5
Attorney-at-Law, Universidad Central de Barcelona, Spain

JUAN CLARO GONZALEZ
Tax ID No.: 5.663.828-8
Entrepreneur
Studies in Civil Engineering, Universidad Católica de Chile
Master’s Degree in Theoretical Physics, Universidad Católica de Chile

ALVARO CLARKE DE LA CERDA
Tax ID No.: 9.382.649-3
Commercial Engineer, Universidad de Chile
Master’s Degree in Economics, Université Catholique de Louvian, Belgium

CARLOS DIAZ VERGARA
Tax ID No.: 7.033.701-0
Commercial Engineer, Universidad Católica de Chile
Master’s Degree in Economics, University of California, Los
Angeles (UCLA), USA

Series B Alternate Director

ALFONSO FERRARI HERRERO
Tax ID No.: 48.078.156-2
Industrial Engineer, Universidad Politécnica de Madrid, Spain
MBA, Harvard University, USA

Secretary of the Board of Directors
CRISTIAN ANINAT SALAS
Tax ID No: 6.284.875-8
Attorney-at-Law, Universidad Católica de Chile

Compensation of Directors

Each director and alternate director receives a monthly compensation (fees) equal to 120 UTM (Chilean inflation-adjusted monetary unit, equivalent to Ch$30,308 at December 31, 2004) for attending Board meetings, being required to attend at least one meeting per month. The Chairman of the Board of Directors receives twice the compensation paid to each director, while the Vice-Chairman receives 1.5 times the compensation of each director. Directors’ compensation is approved annually at the General Shareholders’ Meeting, and represents the sole compensation paid to the Directors.

As of April 2001, subsidiaries do not pay directors’ compensation.

2004 Board of Directors’ Expenses

During the period from January 1 to December 31, 2004, the Board of Directors received the following gross compensation:

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Directors of Compañía de Telecomunicaciones de Chile S.A.	Title	Total Compensation 2004 (in Ch$ of 12/31/04)	Total Compensation 2003 (in Ch$ of 12/31/03)

Bruno Philippi Irarrázabal	Chairman	87,319,129	85,278,923
Narcis Serra Serra (1)	Vice Chairman	32,219,035	–
Andrés Concha Rodríguez	Series A Director	43,659,565	35,514,840
Fernando Bustamante Huerta	Series A Director	43,659,565	42,639,462
Felipe Montt Fuenzalida	Series A Director	40,001,440	39,074,485
Hernán Cheyre Valenzuela (2)	Series A Director	32,701,312	–
Luis Cid Alonso	Series B Director	43,659,565	42,639,462
Antonio Viana-Baptista	Series A Alternate	–	–
Juan Claro González	Series A Alternate	14,533,684	10,676,337
Juan Carlos Ros Brugueras	Series A Alternate	43,781,885	42,633,504
José María Alvarez-Pallete López (1)	Series A Alternate	47,477,960	37,786,457
Alvaro Clarke De la Cerda (2)	Series A Alternate	32,701,312	–
Carlos Díaz Vergara (2)	Series A Alternate	32,701,312	–
Alfonso Ferrari Herrero	Series B Alternate	40,132,617	39,096,294

Nicolás Majluf Sapag (3)		10,958,252	42,639,462
Guillermo Fernández Vidal (1)		22,002,783	28,510,490
Sergio Badiola Broberg (3)		10,958,252	42,639,462
Augusto Iglesias Palau (3)		10,958,252	39,087,364
Jacinto Díaz Sánchez (4)		–	21,209,668

Total		589,425,920	549,426,210

(1)

On July 20, 2004, the Board approved various changes in its composition. It accepted the resignation of Director and Vice Chairman of the Board, Mr. José María Alvarez-Pallete and that of his Alternate Director Mr. Juan Claro Gonzalez. Mr. Narcis Serra Serra was named Director and Vice Chairman, while Mr. Alvarez-Pallete was designated as his alternate. On the same day, Mr. Guillermo Fernández Vidal resigned from his post as Series A Alternate Director, and Mr. Juan Claro González was named as his replacement.

(2)	Director since April 15, 2004, elected at the General Shareholders’ Meeting.
(3)	Term ended on April 15, 2004, when shareholders at the General Shareholders’ Meeting elected the new members of the Board of Directors
(4)	On April 22, 2003,Mr. Jacinto Díaz resigned as Series A Director and Vice Chairman of the Board.

No additional expenses, such as expenses for representation, travel, royalties and/or generally any other stipend, were incurred in 2004 other than directors’ fees and expenses associated with the cellular equipment assigned to each Board member.

2004 Annual Report Telefónica CTC Chile 59

CORPORATE GOVERNANCE

Directors’ Committee

Pursuant to Law 18,046 all publicly held companies having market capitalization greater than or equal to UF1,500,000 must appoint a “Directors’ Committee,” comprised of three directors and three alternate directors, the majority of whom must be independent of the controlling shareholder.

The members of the Directors´ Committee were elected by the Board of Directors at a meeting held on April 15, 2004 and are as follows:

Directors’ Committee Budget and Compensation

The 2004 budget and monthly compensation for the Directors’ Committee were approved at the General Shareholders’ Meeting held on April 15, 2004. Each member of the Committee receives monthly compensation of UF 30, provided he has attended at least one meeting during the month. The operating budget of the Directors´ Committee, totaling Ch$75,000,000, was also approved. In 2004, the Directors´ Committee made no use of the budget approved in said General Meeting.

Duties and Activities of the Directors’ Committee

Director Bruno Philippi Irarrázabal Hernán Cheyre Valenzuela * Felipe Montt Fuenzalida *	Alternate Antonio Viana-Baptista Carlos Díaz Vergara * Álvaro Clarke De la Cerda *

As defined by law, the duties of the Directors’ Committee are: to review the internal and independent auditors’ reports, balance sheet and other financial statements presented by management and to issue its opinion on them prior to their presentation to the shareholders; to propose independent

(*) Director independent of controlling shareholder

Directors	Title	Total Compensation 2004 (in Ch$ of 12/31/04)	Total Compensation 2003 (in Ch$ of 12/31/03)

Bruno Philippi Irarrázabal	Series A Director	6,230,513	5,064,967
Hernán Cheyre Valenzuela (1)	Series A Director	4,670,057	–
Felipe Montt Fuenzalida	Series A Director	5,710,043	5,572,991

Antonio Viana-Baptista	Series A Alternate	–	–
Carlos Díaz Vergara (1)	Series A Alternate	4,619,007	–
Alvaro Clarke De La Cerda (1)	Series A Alternate	4,670,057	–

Augusto Iglesias Palau (2)		1,560,456	4,558,129
Nicolás Majluf Sapag (2)		1,560,456	5,572,991
Sergio Badiola Broberg (2)		1,560,456	5,572,991

(1)	Position held since April 15, 2004
(2)	Term ended on April 15, 2004, when the Board of Directors elected the new members of the Directors´ Committee

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auditors and credit rating agencies to the Board of Directors, for their subsequent proposal at the General Shareholders’ Meeting; to examine background information related to transactions pursuant to Articles 44 and 89 of the Corporations Act, and to issue a report thereupon; and to review compensation and bonuses of the chief executive officer and senior executives, as well as any other duty entrusted thereto by the Bylaws, the Shareholders’ Meeting or the Board of Directors.

In accordance with the foregoing, in 2004, the Committee met monthly to review matters within its purview. In particular, it examined background information related to transactions pursuant to Articles 44 and 89 of the Corporations Act. The Company and its subsidiaries may only enter into acts and contracts in which one or more directors have an interest, when said transactions are reviewed by the Directors´ Committee and approved by two-thirds of the Board of Directors, and meet prevailing market conditions for fairness and equity. In 2004, the following transactions were reviewed and recommended for approval:

1. Coasin(1)

At meeting No. 620, held on January 27, 2004, the Board of Directors approved a transaction for further expansion of the IP network between Coasin (in which Director Nicolas Majluf holds stock) and Telefónica Empresas CTC Chile for a total of US$174,000 plus value-added tax, as well as purchases of miscellaneous equipment as needed for an approximate price of US$1,049,000.

2. Emergia Chile(2)

At meeting No. 620, held on January 27, 2004, the Board of Directors approved the renewal of a connection service agreement between Telefónica CTC Chile and Emergia Chile, a Telefónica Group (Spain) company providing intranet access and microcomputer support, for a total cost of US$18,335.90.

3. Telefónica Investigación y Desarrollo ( I+D)(2)

At meeting No. 621, held on February 24, 2004, the Board of Directors approved a joint project by Telefónica CTC Chile and Telefónica

Investigación y Desarrollo, a Telefónica Group (Spain) company, to deploy a platform allowing increased broadband connectivity and content services for US$3,899,113.

4. Casiopea(2)

At meeting No. 621, held on February 24, 2004, the Board of Directors approved the renewal of insurance on Telefónica CTC Chile group assets for the period from March 2004 to March 2005 with the Chilean company Mapfre for a total insured amount of UF123.1 million with a fee of UF49,864.The plan calls for Casiopea, an affiliate of the Telefónica Group (Spain), to participate in the reinsurance of Mapfre.

5. Telefónica Móviles mAS España(2)

At meeting No. 623, held on March 23, 2004, the Board of Directors approved a contract between Telefónica Móvil de Chile and Telefónica Móviles mAS (Spain), a company related to the Telefónica Group, to carry out an evolutionary development project and to develop and maintain the SCL 2004 multiple technology business system for a total of UF107,489.

6. Telefónica Móviles S.A.(2)

At meeting No. 623, held on March 23, 2004, the Board of Directors approved an agreement between Telefónica Móvil de Chile S.A and Telefónica Móviles S.A. (a company related to the Telefónica Group) for a GSM Network expansion plan for € 20,206.

7. Telefónica Publicidad e Información S.A.(2)

At meeting No. 623, held on March 23, 2004, the Board of Directors approved the sale to Telefónica Publicidad e Información S.A., a Telefónica Group (Spain) company, of Telefónica CTC Chile’s stake in Publiguías at a price of US$323.34385 per share, for a total of US$14,760,000

8. Telefónica Mundo S.A.(3)

At meeting No. 625, held on April 20, 2004, the Board of Directors approved an outsourcing agreement between Telefónica Mundo S.A and Telefónica CTC Chile for resource management and administration, accounting, platform,

2004 Annual Report Telefónica CTC Chile 61

MAJOR INITIATIVES ARE UNDERWAY FOR PROMPT COMPLIANCE

WITH THE SARBANES-OXLEY ACT.

system, marketing, and network operation and maintenance services at a total monthly cost of UF 14,126.

9. Telefónica Móviles S.A.(2)

At meeting No. 627, held on May 18, 2004, the Board of Directors decided to call an Extraordinary Shareholders’ Meeting to vote on the sale of Telefónica CTC Chile’s stake in its subsidiary, Telefónica Móvil de Chile S.A., to Telefónica Móviles S.A (Spain), for US$1,006,875,999.

10. Telefónica Móvil Solution S.A.(2)

At meeting No. 628, held on June 14, 2004, the Board of Directors approved an agreement between Telefónica Móvil de Chile S.A. and Telefónica Móvil Solution S.A., a Telefónica (Spain) Group company, for the Mare Internacional project, involving the implementation of analytical accounting to consolidate and maintain system alignment among the various operators, at an annual cost of € 79,829.82.

11. Terra Networks Chile S.A.(2)

At meeting No. 628, held on June 14, 2004, the Board of Directors approved agreements between Telefónica Móvil de Chile S.A and Terra Networks Chile S.A., a company indirectly controlled by Telefónica (Spain), at a total cost of US$296,000 per year plus value-added tax for online advertising and website maintenance, plus distribution contract costs totaling Ch$57,000 per new customer, with voice and data service.

12. Telefónica Móvil de Argentina Unifón(2)

At meeting No. 628, held on June 14, 2004, the Board of Directors approved agreements between Telefónica Móvil de Chile S.A and Telefónica Móvil de Argentina Unifón, indirectly controlled by Telefónica S.A. (Spain), for the sharing of the SMS and MMS platforms, with implementation amounts totaling US$5,500 and US$11,500, respectively.

13. Terra Networks Chile S.A.(2)

At meeting No. 630, held on July 20, 2004, the Board of Directors approved an agreement between Telefónica Móvil de Chile S.A. and Terra Networks Chile S.A, a company indirectly controlled by Telefónica (Spain), for mobile Internet after-sales services at a monthly cost of Ch$6,450,000, and ratified the contract between said companies for the supply of content for SMS, MMS and WAP services.

14. Telefónica I + D(2)

At meeting No. 631, held on August 24, 2004, the Board of Directors authorized an additional expense of US$120,000 between Telefónica CTC Chile and Telefónica I+D, a subsidiary of Telefónica (Spain), in connection with the Cune project, which, among other objectives, is aimed at managing and obtaining segmented results for business lines and services to establish company-wide accountability for cost management.

15. Telefónica I + D and Telefónica del Perú(2)

At meeting No. 631, held on August 24, 2004, the Board of Directors authorized the allocation of additional resources to Telefónica I + D and to Telefónica del Perú within the framework of the Cune project in the amounts of US$232,000 and US$47,000, respectively.

16. Telefónica I + D(2)

At meeting No. 634, held on November 16, 2004, the Board of Directors authorized granting responsibility to Telefónica I + D, a subsidiary of Telefónica S.A. (Spain), for performance of the SIGRES Project with Telefónica CTC Chile, which is aimed at efficiently automating service supply provision and quality assurance processes, at a cost of US$4,990,000.

17. ATIS Latam Project(2)

At meeting No. 635, held on December 21, 2004, the Board of Directors approved turning over centralized maintenance of the ATIS Latam project for the Group’s four Latin American operators (Chile, Argentina, Brazil and Peru), including corrective maintenance services and project development for a four-year term, to a Telefónica Group company. The cost for the first year totals US$4.4 million.

18. Telefónica Internacional Wholesale Services (TIWS)(2)

At meeting No. 635, held on December 21, 2004, the Board of Directors approved an international wholesale business

62 2004 Annual Report Telefónica CTC Chile

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Management Organization and Human Resources

administration agreement between the Company’s subsidiary, Telefónica Mundo S.A., and TIWS, a Telefónica Group company (Spain), whereby TIWS commits to run, organize and manage Telefónica Mundo’s international wholesale business, carrying out business services related to voice traffic, international capacity, interconnections and SVA, billing, international service collections, business support, network support, and network management services for a monthly fee of Ch$346 million plus a variable cost ranging between Ch$27 million and Ch$49 million per year.

(1) Related to Company Director.

(2) Related to controling shareholder

(3) Company subsidiary.

Progress in Compliance with the Sarbanes-Oxley Act

Since the enactment of the US Sarbanes-Oxley Act (SOX) in July 2002, the Company, in an effort to formalize good corporate governance practices, has initiated an adaptation process aimed at ensuring compliance with this law as well as with the requirements established by the New York Stock Exchange (NYSE) in November 2003. Thus,major initiatives are underway and are slated for completion, within, and in some cases well within, the time frame required for foreign companies. They include the following:

-        Publication of a Code of Ethics

The Company published its Code of Ethics in September 2003, which summarizes and sets forth the Company’s principles and values with respect to its customers, suppliers, employees, shareholders and society at large. The complete document is available on the Telefónica CTC Chile website (www.telefonicade chile.cl). To supplement the publication of the Code of Ethics, a confidential service has been established for the Company to report alleged ethical breaches by letter, telephone and e-mail. This service accepts reports from both inside and outside the Company. Reports may be made to the following e-mail address: comiteetica@ctc.cl.

-        Ban on Loans to Executives

The Company established its policy of not granting loans to executives and directors commencing on July 30, 2002.

-        Certification of Annual Financial Statements

The Financial Statements contained in the 20-F annual report filed with the Securities and Exchange Commission (SEC) for 2002 and 2003 have been certified pursuant to the requirements of the Sarbanes-Oxley Act by the Chief Executive Officer and the Chief Financial Officer.

-        Formalization of Services and Relationship with Independent Auditors

The Company has agreements in place with independent auditors for services permitted under the Sarbanes-Oxley Act. In 2004, the services that independent auditors are barred from providing were expressly defined. These include, among others, accounting, design and implementation of information systems, financial assessments, actuarial services, and internal auditing.

-        Assessment of Internal Controls on Financial Reporting

Telefónica CTC Chile is in the process of implementing an internal control assessment model for financial reporting. This model has been designed in coordination with the Telefónica S.A. Group and is also in compliance with local legislation.

In this regard the Company continues to comply with its internal market reporting and disclosure policy, which sets forth market disclosure procedures and reflects the Company’s commitment to transparenccy in dealing with shareholders, investors and the market at large. In addition, the Company strictly complies with its internal policy for recording, disclosing and controlling financial and accounting information.

-        Audit Committee

An Audit Committee is currently being formed pursuant to the requirements of the Sarbanes-Oxley Act and which is required by July 31, 2005.

2004 Annual Report Telefónica CTC Chile 63

ORGANIZATIONAL STRUCTURE

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Management Organization and Human Resources

SENIOR EXECUTIVES

Claudio Muñoz Zúñiga
Chief Executive Officer
Tax ID No.: 9.618.122-1
Civil Industrial Engineer, Universidad de Chile

Management

Cristián Aninat Salas
General Counsel
Tax ID No.: 6.284.875-8
Attorney-at-Law, Universidad Católica de Chile

Julio Covarrubias Fernández
Chief Financial Officer and General Manager of
t-gestiona
Tax ID No.: 6.992.240-6
Civil Industrial Engineer, Universidad Católica de Chile MBA, Cornell University, USA

Franco Faccilongo Forno
Corporate Manager, Operations
Tax ID No.: 5.902.973-8
Civil Electrical Engineer, Universidad Federico Santa María
Master’s of Science Degree, Imperial College of London, U.K.

Jesús García Cuadrado
Corporate Manager, Internal Auditing
Tax ID No.: 21.669.418-K
Bachelor’s Degree in Business Administration, Universidad
Autónoma de Madrid, Spain
Master’s Degree in Financial Markets, Universidad Autónoma de Madrid, Spain

Mauricio Malbrán Hourton
Corporate Manager, Human Resources
Tax ID No.: 6.691.276-0
Civil Electrical Engineer, Universidad de Chile

Diego Martínez-Caro
Corporate Manager, Management Control
Tax ID No.: 21.647.199-7
Economist, Universidad Complutense de Madrid, Spain
MBA, Centro de Estudios IESE

Humberto Soto Velasco
Corporate Manager, Regulation
Tax ID No: 7.368.613-K
Civil Electric Engineer, Universidad de Chile

Business Areas

Luis Fernando de Godoy
Corporate Manager, Small Businesses and Professionals
Tax ID No.: 48.094.671-5
Bachelor’s Degree in Marketing, Escola Superior de Propaganda
e Marketing (ESPM), Brazil
MBA, Business Administration, Fundacão Getulio Vargas
(CEAG-FGV), Brazil

Ricardo Majluf Sapag
Corporate Manager, Telefónica Empresas (Corporate
Communications)
Tax ID No.: 4.940.619-3
Civil Industrial Engineer, Universidad Católica de Chile

Rafael Zamora Sanhueza
Corporate Manager, Residential Communications
Tax ID No.: 9.672.415-2
Civil Industrial Engineer, Universidad de Chile
Master’s Degree in Industrial Engineering, Universidad de Chile

2004 Annual Report Telefónica CTC Chile 65

AN INICIATIVE WAS LAUNCHED TO STRENGTHEN THE COMPANY’S ATTENTION

ON CUSTOMER SATISFACTION

MANAGEMENT COMPENSATION AND INCENTIVE PLANS

The 8% staff increase at the parent company with respect to 2003 is due primarily to the promotion of business activities related to customer service and loyalty by segments (Residential, Small Businesses and Corporate Communications) pursuant to the restructuring process implemented over the course of the year and within the framework of the “Compromiso Cliente” (Customer Commitment) program. Likewise, the decrease in subsidiary staff is explained primarily by the sale of Telefónica Móvil de Chile S.A. with 867 employees as of June 30, 2004.

Management Compensation

Gross compensation and bonuses paid to executives of the Company and its subsidiaries, including General Managers, Corporate Managers and Area Managers, totaled Ch$7,782 million in 2004. Total severance indemnities paid to executives of the Company and its subsidiaries totaled Ch$2,728 million in 2004.

Incentive Plan

Telefónica CTC Chile has an annual incentive plan for its executives based on fulfillment of targets, individual performance and contribution to Company profits.

HUMAN RESOURCES

At December 31, 2004, Telefónica CTC Chile personnel included 2,817 permanent employees at the parent company and 957 at subsidiaries, for a total Company staff of 3,774, broken down as follows:

In 2004, a new collective bargaining agreement was finalized with Federación Zonas, an umbrella organization grouping 7 unions and representing 247 employees. This agreement maintained the changes that had already been introduced for other unions. Thus, over 97% of workers are currently subject to more flexible conditions allowing the Company to better adapt to customer needs, not only in terms of scheduling but also regarding compensation and incentives.

Customer Commitment Program:

At the end of 2003, an initiative was launched to focus the organization’s attention on customer satisfaction. Within this framework, a series of activities was designed. In the human resources area, these include training programs for sales, collections, and back office processes, in which nearly 1,800 employees participated for a total of 46,000 hours of training, and the organization and talent management program, which was launched with full management review processes that led to mobility for over 222 employees. Of these, 14 rose to executive positions, 48 assumed different responsibilities through lateral moves, and 160 new people joined the Company.

	Parent Company	Subsidiaries	Total 2004	Total 2003	Var 04/03

Managerial and Highly
Specialized	164	70	234	289	-19%
Direct Supervisors and Specialized	487	243	730	961	-24%
Professional	1,091	388	1,479	1,888	-22%
Technical and Operational	1,075	256	1,331	1,582	-16%

Total	2,817	957	3,774	4,720	-20%

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Human Resources Development

In the months of November and December 2004, competency evaluations were conducted throughout the Company. Evaluations called for a 360° review of executives and a 180° review of professional, technical and administrative staff. This process is aimed at enriching performance feedback for all employees by adding peer and customer assessments to the supervisory reviews and self-evaluations. The results of this process are a set of commitments for improvement involving workers and their managers, focused on both work performance and personal improvement. The results will also be used in the design of training plans for 2005.

During the year, even greater emphasis was placed on leadership development. For this purpose, workshops involving 56 executives and totaling over 4,600 hours were held to strengthen management skills. The primary goals were to focus the Company’s vision and develop commercial, client service and leadership skills and integration. The training focused on the strategic goals of the Customer Commitment program. All Company-tailored training programs were provided either onsite by respected institutions or as e-learning courses.

Organizational Communications

In 2004, organizational communications were focused on encouraging corporate openness, the ability to listen and express new ideas and suggestions. In this context, one of the first initiatives of the year was encouraging the exchange of ideas and knowledge among the various work areas, visits by senior management to sites nationwide, including meetings and exchanges of ideas with all employees. In addition, the Company Volunteer Corps undertook numerous fundraising activities for the construction of homes for the disadvantaged as part of the initiative known as “Un Techo Para Chile” (A Roof for Chile), as well as other team-building activities that contributed to the strengthening of ties among Company employees.

This year also included the first ever Telefónica Recreational Games, bringing nearly 1,500 people together to participate in contests, games and sports such as soccer, tennis, ping pong and others, thus contributing to the goal of bringing our organization closer together.

As in the previous year, presentations were offered to employees enabling them to share cultural and scientific issues with outside experts and exchange ideas, experiences and opinions.

2004 Annual Report Telefónica CTC Chile 67

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Additional Information

ORGANIZATION OF SUBSIDIARIES AND AFFILIATES

(*)	Telefónica CTC Chile holds 28.84% of Atento Chile S.A. through the additional equity interest of its subsidiaries: Telefónica Mundo and Telefónica Empresas.
2004 Annual Report Telefónica CTC Chile 69

INFORMATION ON SUBSIDIARIES AND AFFILIATES AND INVESTMENTS IN OTHER COMPANIES

General Information

Agreements and contracts: At December 31, 2004, there are no agreements or contracts with subsidiaries or affiliates that materially affect the operations or financial results of the parent company.

Business relations with subsidiaries: The business relationships of the Company’s subsidiaries and affiliates, with the exception of tgestiona, are mainly with third parties other than Telefónica CTC Chile or its subsidiaries and affiliates.

Subsidiaries:

TELEFÓNICA MUNDO S.A			(188 Telefónica Mundo)
Public company registered and regulated by the Chilean Securities and Exchange Commission (S.V.S.)

Corporate objective:

Setting up, installing, managing, marketing, and developing telecommunications facilities, equipment, systems and terminals for the provision and operation of telecommunications services. Preference will be given to the telecommunications needs of developing economic and social centers, rural and remote locations and all community telecommunications needs in general. The company may also provide management and/or management consulting services on networks, systems and telecommunications, information, communications services, and generally any other service allowed under its license. The company may also participate in academic, union-based, business or other organizations, institutions, forums or study groups directly or indirectly related to the company’s corporate objective. In performing the activities falling within its corporate objective, the company may act either abroad or domestically at the local or national level, either directly or indirectly through a minority or majority interest in third parties, whether companies or other legal entities with an identical or similar corporate objective and either on its own behalf or for third parties.

Paid-in capital (ooo):	Ch$40,599,464	Board of Directors:
Equity interest of Telefónica CTC Chile (direct and indirect): Investment as a percentage of parent company assets:	99.16% 7.15%	Chairman: Vice Chairman: Directors:	Bruno Philippi I. (1) Claudio Muñoz Z. (3) José María Alvarez-Pallete L. (2)(6); Diego Barros A.; Raimundo Beca I.; Rafael Zamora S. (4); Cristián Aninat S. (4) (5)
		CEO:	Pablo Frías R.

(1)	Chairman of the Board of Directors of Telefónica CTC Chile
(2)	Director of Telefónica CTC Chile
(3)	Chief Executive Officer of Telefónica CTC Chile
(4)	Executive of Telefónica CTC Chile
(5)	Secretary of the Board of Directors of Telefónica CTC Chile
(6)	Executive of the Telefónica Group (Spain)

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Additional Information

TELEFÓNICA EMPRESAS CTC CHILE S.A.		(Telefónica Empresas)

Corporate objective:

Providing, operating and marketing, on its own behalf or for third parties, all manner of telecommunications, computer, and business processing services; establishing and operating telecommunications networks on its own behalf or for third parties as well as providing and operating current and future information and communications technologies and services; designing, installing, retaining, connecting, managing, maintaining, administering, importing, exporting, leasing and performing any other activity related to any type of telecommunications or computer network; developing, integrating or marketing equipment and systems for providing telecommunications and computer services; marketing, promoting, distributing, coordinating and managing projects, installation, consulting, marketing and any other service related directly or indirectly to the above activities, and operating, on its own behalf or for third parties, any other business related to telecommunications, telematics, computers, television, electronic intermediation, data and other electronic data transmission-related services; developing content services, outsourcing projects, equipment and systems for the operation of services providing access or connectivity to local, national or international networks over the Internet or other future technologies; training and/or education in any of the aforementioned activities; and marketing stock, commercial paper and equity securities in general.

Paid-in capital (000) : Equity interest of Telefónica CTC Chile (direct and indirect): Investment as a percentage of parent company assets:	Ch$48,150,166 99.9% 4.07%	Board of Directors:
		Chairman:	Bruno Philippi I. (1)
		Directors: CEO:	Rafael Zamora S. (4); Fernando Bustamante H. (2); Claudio Muñoz Z. (3); Juan Rius G. (6) Ricardo Majluf S.

2004 Annual Report Telefónica CTC Chile 71

TELEFÓNICA GESTIÓN DE SERVICIOS COMPARTIDOS CHILE S.A.			(t-gestiona)

Corporate objective:

Providing management, administration and advisory services in connection with invoicing, accounting, tax matters, treasury, finance, human resources, real estate management, security, logistics, distribution, technology, information systems, and generally any other related consulting or advisory services.

Paid-in capital (000): Equity interest of Telefónica CTC Chile (direct and indirect): Investment as a percentage of parent company assets:	Ch$1,084,435 99.99% 0.05%	Board of directors:
		Chairman:	Rafael Zamora S. (4)
		Directors:	Oliver Flögel (6); Cristián Aninat S. (4) (5); Oscar Márquez B.; Diego Martínez-Caro (4); Ricardo Majluf (4); María Fernández de Córdoba (6)

		CEO:	Julio Covarrubias F. (4)

GLOBUS 120 S.A Public company registered and regulated by the Chilean Securities and Exchange Commission (S.V.S.)			(Globus)

Corporate objective:

Performing any and all acts, contracts, services and business activities related to telecommunications services either domestically or abroad. In general, the company provides public and private domestic and international long-distance services.

Paid-in capital (000):	Ch$289,197	Board of directors:
Equity interest of Telefónica CTC Chile (direct and indirect):	99.99%	Chairman: Vice Chairman: Directors: CEO:	Bruno Philippi I. (1) Claudio Muñoz Z. (3) Raimundo Beca I.; Cristián Aninat S. (4) (5); Rafael Zamora S. (4) Patricio Müller
Investment as a percentage of parent company assets:	0.14%

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Additional Information

COMPANÍA DE TELECOMUNICACIONES DE CHILE EQUIPOS Y SERVICIOS S.A.			(CTC-Equipos)

Corporate objective:

Engaging, on its own behalf or for third parties, in the sale, purchase, leasing, importing, exporting, distribution and all manner of acts and agreements related to telephony and telecommunications equipment, materials, components, accessories, spare parts, services or any other goods related thereto; selling, operating, maintaining, connecting and installing telephony and telecommunications services and/or equipment in general, including the provision of services associated with rural telephony and all related activities; as well as rendering and selling, on its own behalf or for third parties, all manner of marketing, advertising, promotion, broadcasting and commercial publicity services, especially in public telephones located on public roadways or on private property and on phone cards. The company may also issue and place prepaid and rechargeable multi-use cards for the payment of telephone or other services. It may also operate in the publishing, graphics and printing industries, and may publish, produce, design, print and/or sell books, brochures, magazines, newspapers and any other type of publication on its own behalf or for third parties.

Paid-in capital (000):	Ch$387,971	Board of Directors:
Equity interest of Telefónica CTC Chile (direct and indirect): Investment as a percentage of parent company assets:	99.99% 2.03%	Chairman:	Bruno Philippi I. (1)
		Directors: CEO:	Claudio Muñoz Z. (3); Luis Cid A. (2); Cristián Aninat S. (4) (5); Gladys Fuentes E. (4) Vacant

FUNDACIÓN TELEFÓNICA CHILE

Corporate objective:

Contributing to the improvement of living conditions for the most vulnerable social groups, such as children, the elderly and the handicapped, by studying and developing social and health-related telecommunications applications. Encouraging the development of education and equal opportunity by applying new information technologies to the learning process. Contributing to information programs as part of the learning process. Contributing to development programs aimed at the most disadvantaged members of society and organized by highly reputable non-profit institutions active in the communities where such programs are conducted. Contributing to, conducting and promoting research, development and dissemination of science, technology, culture and art.

Paid-in capital (000):	Ch$415,061	Board of Directors:
Equity interest of Telefónica CTC Chile (direct and indirect): Investment as a percentage of parent company assets:	50.0% 0.01%	Chairman: Directors:

Bruno Philippi I. (1)
Claudio Muñoz Z. (3); Arturo Fontaine T.;
David Gallagher P.; Alberto Etchegaray A.;
Fernando Labad S. (6); Fernando Villalonga C. (6);
María Antonia Juste (6); Oliver Flögel (6);
María Fernández de Córdoba (6); Jorge Martina (6)

Executive Director: Francisco Aylwin O.

2004 Annual Report Telefónica CTC Chile 73

TECNONÁUTICA S.A.

Corporate objective:

Providing computer, multimedia, network, information system, and content structuring design, development, management, training, advisory and consulting services aimed at developing innovative capabilities and skills in organizations and individuals; marketing goods and services over the Internet or through other media; and generally performing any acts, agreements or contracts directly or indirectly relating to its line of business.

Paid-in capital (000):	Ch$2,398,406	Board of Directors:
Equity interest of Telefónica CTC		Chairman:	Claudio Muñoz Z. (3)
Chile (direct and indirect): Investment as a percentage of parent company assets:	99.99% 0.07%	Directors: CEO:	Ricardo Majluf S. (4); Oscar Márquez B.; Rafael Zamora S. (4); Cristián Aninat S. (4) (5) Arturo Alba G. (4)

TELEFÓNICA ASISTENCIA Y SEGURIDAD S.A.	(Telemergencia)
Public company registered and regulated by the Chilean Securities and Exchange Commission (S.V.S.)

Corporate objective:

Marketing and installing alarm equipment and stations for homes and businesses, providing alarm monitoring service through fixed and wireless communications networks, providing home and business surveillance services by means of mobile response units, and marketing and providing any similar service related to home and business needs.

Paid-in capital (000):	Ch$5,539,356	Board of Directors:
Equity interest of Telefónica CTC		Chairman:	Claudio Muñoz Z. (3)
Chile (direct and indirect):	99.99%	Directors:	Diego Barros A.; Mauricio Malbrán H. (4); Franco Faccilongo (4); Rafael Zamora S.(4)
Investment as a percentage of parent company assets:	0.07%

		CEO:	Cecilia Araya C.

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Additional Information

TELEPEAJES DE CHILE S.A.	(Telepeajes)

Corporate objective:

Directly or indirectly, on its own behalf or on behalf of third parties, installing, administering, developing and operating electronic, computerized or manual toll collection and similar services for national and/or international use in connection with urban or intercity road concessions or otherwise.

Paid-in capital (000):	Ch$1,436,678	Board of Directors:
Equity interest of Telefónica		Chairman:	Alberto Etchegaray A.
CTC Chile (direct and indirect):	79.99%	Directors:	Ricardo Majluf S. (4); Francisco Zúñiga C. (4); Raúl Ciudad de la Cruz; Ximena Oñate G.; Diego Barros A.; Claudio Muñoz Z. (3)
Investment as a percentage of parent company assets:	0.05%

		CEO:	Raúl Venegas C.

TELEFÓNICA INTERNET EMPRESAS S.A.	(TIE)

Corporate objective:

Providing, operating and marketing, on its own behalf or for third parties, all manner of telecommunications, computer, and business processing services; establishing and operating telecommunications networks on its own behalf or for third parties as well as providing and operating current and future information and communications technologies and services; designing, installing, retaining, interconnecting, managing, maintaining, importing, exporting, leasing and performing any other activity related to any type of telecommunications or computer network; developing, integrating or marketing equipment and systems designed to provide telecommunications and computer services; marketing, promoting, distributing, coordinating and managing projects, installation, consulting, marketing and any other service related directly or indirectly to the above activities, and operating, on its own behalf or for third parties, any other business related to telecommunications, computers, television, electronic intermediation, data and other electronic data transmission-related services; developing content services, outsourcing projects, equipment and systems for the operation of services providing access or connectivity to local, national or international networks over the Internet or other future technologies; training and/or education in any of the aforementioned activities, creating, providing, importing and exporting, maintaining, marketing and distribution of goods, products, services and electronic communication media and performing training, consulting and general activities relating to the above, as well as marketing stock, commercial paper and equity securities in general.

Paid-in capital (000):	Ch$1,516,469	Board of Directors:
Equity interest of Telefónica CTC		Chairman:	Claudio Muñoz Z. (3)
Chile (direct and indirect):	99.99%	Directors:	Rafael Zamora S. (4); Oscar Márquez B.; Ricardo Majluf S. (4); Arturo Alba G. (4)

		CEO:	Vacant

2004 Annual Report Telefónica CTC Chile 75

Affiliates:

EMPRESA DE TARJETAS INTELIGENTES S.A.	(Tarjetas Inteligentes)

Corporate objective:

Providing services associated with smart cards, other than those related to the sourcing of electronic funds, by operating and generally managing the system as well as its technological infrastructure and platform, its business policies, and its operating procedures, and developing financial and non-financial applications for smart cards, including telecommunications applications, certifying such applications, and conducting marketing and promotion, training, support, and international brand name-related activities.

Paid-in capital (000):	Ch$1,312,708	Board of Directors:
Equity interest of Telefónica CTC		Chairman:	Juan Carlos Möller M.
Chile (direct and indirect):	20.0%	Directors:	Marcos Castagnola D.; Roberto Bustos K.; Ingrid Kollner O.; Carlos Lecler R.; Javier Arriagada D.; Ricardo Majluf S.(4)

		CEO:	Alvaro Flores V.

ATENTO CHILE S.A	(Atento)

Corporate objective:

Providing all manner of telemarketing services, including telephone sales, customer service lines, telephone collections and other marketing services, in particular, those provided in call centers or on technology-assisted telephone platforms, whether for its own or for third party customers, by means of operators and any other existing or future means, whether proprietary or third-party; establishing, managing and operating customer service centers, whether for its own or for third party customers, using multichannel platforms; providing management, consulting and advisory services to customers in connection with all processes involved in managing customer service call centers or contact centers; managing, creating, administering, upgrading, developing, analyzing and segmenting its own or third party databases; and generally taking any necessary or convenient action to accomplish its corporate objective.

Paid-in capital (000):	Ch$12,365,133	Board of Directors:
Equity interest of Telefónica CTC		Chairman:	Pedro Villar I. (6)
Chile (direct and indirect):	28.84%	Directors:	Ainhoa Santamaría B. (6); Claudio Muñoz Z. (3); Enrico Gatti S. ; Felipe Tomic E. (6)
Investment as a percentage of
Telefónica CTC Chile assets:	0.19%
		CEO:	María Fernández de Córdoba

76 2004 Annual Report Telefónica CTC Chile

09
Additional Information

Investments in Other Companies

TBS CELULAR PARTICIPAÇOES S.A. (Brazil)

Corporate Objective:

The primary objective and activity of the company is to hold the shares of Compañía Riograndense de Telecomunicaciones (CRT) purchased during the international bidding process conducted pursuant to Edital COD 04/96, or any other shares that may be offered in the future, and to perform any and all activities pertaining to the management of CRT, as well as to acquire an interest in other companies, as partner or shareholder, in connection with its primary activities.

Paid-in capital (000):	Ch$149,823,576
Equity interest of Telefónica CTC Chile (direct and indirect):	2.61%
Investment as a percentage of Telefónica CTC Chile assets:	0.21%

2004 Annual Report Telefónica CTC Chile 77

MATERIAL EVENTS	Series B Director Luis Cid Alonso	Series B Alternate Director Alfonso Ferrari Herrero

Reporting Requirements:

In accordance with the provisions of Article 9 and Article 10, subparagraph two, of Law 18,045 and of Section II, item B, of General Regulation No. 30 issued by the Chilean Securities and Exchange Commission (SVS), the following are the Material Events reported to the SVS in 2004.

Material Events of Compañía de Telecomunicaciones de Chile S.A.

Proposed Payment of Dividend of Compañía de Telecomunicaciones de Chile S.A.

At the Board of Directors’ meeting held on January 27, 2004, it was agreed that the distribution and payment of a final dividend of Ch$3.20 per share, to be charged to the profits for the fiscal year ended December 31, 2003, would be proposed at the General Shareholders’ Meeting.

Reported to the Chilean Securities and Exchange Commission (SVS), on January 28, 2004.

Elections of Board of Directors, Chairman and Vice Chairman of Compañía de Telecomunicaciones de Chile S.A.

On April 15, 2004, shareholders acting at the General Shareholders’ Meeting elected the entire Board of Directors, with the following results.

Reported to the Chilean Securities and Exchange Commission (SVS), on April 16, 2004.

Sale of Telefónica CTC Chile’s stake in Impresora y Comercial Publiguías S.A.

On April 26, 2004, Compañía de Telecomunicaciones de Chile S.A. sold its equity interest in Impresora y Comercial Publiguías S.A., which amounted to 9% of capital stock, to Telefónica Publicidad e Información S.A. The price of the transaction was US$14,760,000, equivalent to Ch$9,013 million, with an aftertax profit of Ch$4,940 million.

Reported to the Chilean Securities and Exchange Commission (SVS), on April 27, 2004.

Telefónica Móvil de Chile S.A. stock purchase agreement between Compañía de Telecomunicaciones de Chile S.A. and Telefónica Móviles S.A. and distribution of extraordinary dividend

The Board of Directors of Compañía de Telecomunicaciones de Chile S.A., at a meeting held May 18, 2004, unanimously approved recommending that Shareholders accept the offer made by Telefónica Móviles S.A. (“TEM”) to purchase 100% of the stock held in Telefónica Móvil de Chile S.A., a subsidiary of Telefónica CTC Chile.

Series A Directors Bruno Philippi Irarrázabal José María Álvarez-Pallete López Fernando Bustamante Huerta Andrés Concha Rodríguez Felipe Montt Fuenzalida Hernán Cheyre Valenzuela	Series A Alternate Directors Antonio Viana-Baptista Juan Claro González Juan Carlos Ros Brugueras Guillermo Fernández Vidal Alvaro Clarke De la Cerda Carlos Díaz Vergara

The price offered by TEM for the purchase of 100% of the stock held in Telefónica Móvil de Chile S.A. was US$1,007 million, which will be paid in cash on the closing date. TEM will also pay Telefónica Móvil de Chile S.A.’s debt to Telefónica CTC Chile when the transaction closes. At March 31, 2004, said debt totaled US$243 million.

78 2004 Annual Report Telefónica CTC Chile

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Additional Information

The sale is subject to approval at the Telefónica CTC Chile Extraordinary Shareholders’ Meeting to be held on July 15, 2004, and to approval of creditors.

This transaction was examined and unanimously approved by the Company’s Directors’ Committee.

To date, Telefónica S.A. holds a 43.6% interest in Telefónica CTC Chile. TEM is a 92.44% owned subsidiary of Telefónica S.A.

The Board of Directors also resolved that the distribution of an extraordinary dividend for a total amount of US$800 million would be proposed at the aforementioned Extraordinary Shareholders’ Meeting.

Reported to the Chilean Securities and Exchange Commission (SVS) on May 18, 2004.

Amendment to Telefónica CTC Chile’s Investment and Financing Policy

Shareholders acting at the Extraordinary Shareholders’ Meeting held July 15, 2004 approved an amendment to Compañía de Telecomunicaciones de Chile S.A.’s 2004 investment and financing policy. This amendment eliminates the Company’s 51% stake in Telefónica Móvil de Chile S.A. as an essential Company asset, as well as any reference to Telefónica Móvil de Chile S.A. and to mobile communications.

The changes approved at the Meeting remain subject to the closing of the sale of all stock in Telefónica Móvil de Chile S.A., this transaction also having been approved at the same Extraordinary Shareholders’ Meeting.

Reported to the Chilean Securities and Exchange Commission (SVS ) on July 16, 2004.

Appointment of Vice Chairman and Alternate Director of Telefónica CTC Chile

On July 20, 2004, the following changes took place on the Company’s Board of Directors:

- Mr. José Maria Álvarez-Pallete resigned as director and vice chairman of the Company

- Mr. Narcis Serra Serra was named director and vice chairman

- Mr. Guillermo Fernández Vidal resigned as alternate director

- Mr. José María Alvarez-Pallete was named alternate director

Reported to the Chilean Securities and Exchange Commission (SVS) on July 20, 2004.

Sale of equity interest in Telefónica Móvil de Chile S.A.

On July 23, 2004,Telefónica Móviles S.A. informed the Company that, in response to a proposal put forth at the Extraordinary Shareholders’ Meeting, it agreed to assume the US$51,000,000 tax liability arising from the transaction.

On the same date, a contract was executed for the sale of Telefónica Móvil de Chile S.A. stock to TEM Inversiones Chile Ltda., a subsidiary of Telefónica Móviles S.A., on the following terms:

a) The sum of US$1,057,875,999 for the stock, payable in dollars on July 28, 2004, and

b) The sum of Ch$161,440,964,893, payable in pesos on July 28, 2004, for Telefónica Móvil de Chile S.A.’s debt with Compañía de Telecomunicaciones de Chile S.A. at July 15, 2004.

Reported to the Chilean Securities and Exchange Commission (SVS) on July 23, 2004.

2004 Annual Report Telefónica CTC Chile 79

Amendment to the Telefónica CTC Chile Dividend Policy

On September 21, 2004, in view of cash flow, investments in projects and the solid financial indicators for this and subsequent years, the Company’s Board of Directors amended the existing dividend policy, which had been set at the General Shareholders’ Meeting held in April of this year and which provided for distribution of 30% of net income. The Board of Directors announced that it will distribute 100% of net income of each year, by means of an interim dividend in November and a final dividend in May of the following year, to be submitted for approval at the respective General Shareholders’ Meeting.

In light of this amendment, the Board of Directors agreed to distribute an interim dividend, to be charged to profits for fiscal year 2004, in the amount of Ch$124,430 million (equivalent to US$200 million), or Ch$130 per share. This dividend is to be paid on November 4, 2004 to Series A and B shareholders of record at October 28, 2004.

The Board of Directors also resolved to submit at the Shareholders’ Meeting to be held in April, 2005, a proposal to distribute 100% of retained earnings of December 2004 by means of a final dividend.

Reported to the Chilean Securities and Exchange Commission (SVS) on September 21, 2004.

Material Events of Telefónica Mundo S.A.

Proposed Payment of Dividend of Compañía de Teléfonos de Chile Transmisiones Regionales S.A. (Telefonica Mundo S.A.)

At the Board of Directors’ meeting held on January 26, 2004, it was agreed that the distribution and payment of a final dividend of Ch$100 per share, to be charged to the profits for the fiscal year ended December 31, 2003, would be submitted for approval at the General Shareholders’ Meeting.

Reported to the Chilean Securities and Exchange Commission (SVS) on January 28, 2004.

Appointment of Director of Telefónica Mundo S.A.

On August 24, 2004, Mr. Juan Claro González resigned as director of the Company.

The Company’s Board of Directors agreed to name Mr. Cristián Aninat Salas as Mr. Claro’s replacement.

Reported to the Chilean Securities and Exchange Commission (SVS) on August 24, 2004.

80 2004 Annual Report Telefónica CTC Chile

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Additional Information

Declaration of Responsibility

The undersigned Directors and CEO of Compañía de Telecomunicaciones de Chile S.A., under oath, hereby assume responsibility for the veracity of the information provided in this Annual Report, in accordance with Capital Markets Law No. 18,045 and General Regulation No. 129 issued by the Chilean Securities and Exchange Commission (SVS).

Mr. Bruno Philippi Irarrázabal Tax ID No.: 4.818.243-7 Chairman	Mr. Antonio Viana-Baptista Tax ID No.: 48.067.524-K Alternate Director

Mr. Narcis Serra Serra TAX ID No.: 48.094.895-5 Vice Chairman	Mr. José María Alvarez-Pallete Tax ID No.: 48.088.631-3 Alternate Director

Mr. Andrés Concha Rodríguez Tax ID No.: 4.773.967-5 Director	Mr. Juan Carlos Ros Brugueras Tax ID No.: 48.073.271-5 Alternate Director

Mr. Fernando Bustamante Huerta Tax ID No.: 3.923.309-6 Director	Mr. Juan Claro González Tax ID No.: 5.663.828-8 Alternate Director

Mr. Felipe Montt Fuenzalida Tax ID No.: 6.999.088-6 Director	Mr. Alvaro Clarke De la Cerda Tax ID No.: 9.382.649-3 Alternate Director

Mr. Hernán Cheyre Valenzuela Tax ID No.: 6.375.408-0 Director	Mr. Carlos Díaz Vergara Tax ID No.: 7.033.701-0 Alternate Director

Mr. Luis Cid Alonso Tax ID No.: 9.980.311-8 Director	Mr. Alfonso Ferrari Herrero Tax ID No.: 48.078.156-2 Alternate Director

Mr. Claudio Muñoz Zuñiga Tax ID No.: 9.618.122-1 Chief Executive Officer

2004 Annual Report Telefónica CTC Chile 81

82 2004 Annual Report Telefónica CTC Chile

10

Report on the Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

2004 Annual Report Telefónica CTC Chile 83

Contents

Independent Auditors’ Report
Consolidated Balance Sheets
Consolidated Statements of Income
Consolidated Statements of Cash Flows
Notes to the Consolidated Financial Statements

ThCh$	Thousands of Chilean pesos
UF :

The Unidad de Fomento, or UF, is an inflation-indexed peso denominated monetary unit in Chile. The daily UF rate is fixed in advance based on the change in the Chilean Consumer Price Index of the previous month

ThUS$:	Thousands of US dollars

84 2004 Annual Report Telefónica CTC Chile

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Report on The Financial Statements

Compañía de Telecomunicaciones de Chile S.A. and Subsidiaries

Independent Auditors’ Report

Deloitte

Deloitte & Touche
Sociedad de Auditores y Consultores Ltda.
RUT: 80.276.200-3
Av. Providencia 1760
Pisos 6, 7, 8 y 9
Providencia, Santiago
Chile
Fono: (56-2) 270 3000
Fax: (56-2) 374 9177
e-mail: deloittechile@deloitte.com
www.deloitte.cl

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of

Compañía de Telecomunicaciones de Chile S.A.

We have audited the accompanying consolidated balance sheets of Compañía de Telecomunicaciones de Chile S.A. and subsidiaries as of December 31, 2004, and 2003 and the related consolidated statements of income and of cash flows for the years then ended. These financial statements (including the related notes) are the responsibility of the management of Compañía de Telecomunicaciones de Chile S.A. Our responsibility is to express an opinion on these financial statements based on our audits. The accompanying Management’s Discussion and Analysis of the Consolidated Financial Statements is not an integral part of these financial statements, and, therefore, this report does not cover this item.

We conducted our audits in accordance with auditing standards generally accepted in Chile. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the abovementioned consolidated financial statements present fairly, in all material respects, the financial position of Compañía de Telecomunicaciones de Chile S.A. and subsidiaries at December 31, 2004 and 2003 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Chile.

As detailed in Note 2 d) 2), on July 23, 2004, the Company sold its subsidiary Telefónica Móvil de Chile S.A. As a result of this transaction, the Company recognized a gain on disposal of ThCh$303,540,170, which is net of taxes and net of the amortization of the related goodwill.

The accompanying financial statements have been translated into English for the convenience of readers outside Chile.

January 21, 2005

Una firma miembro de Deloitte Touche Tohmatsu

2004 Annual Report Telefónica CTC Chile 85

Compañía de Telecomunicaciones de Chile S.A. and Subsidiaries

Consolidated Balance Sheets

December 31, 2004 and 2003

(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004)

ASSETS	Notes	2004 ThCh$	2003 ThCh$

CURRENT ASSETS

Cash		7,859,890	19,826,344
Time deposits	(34)	53,138,702	5,512,430
Marketable securities, net	(4)	26,120,961	44,289,925
Accounts receivable, net	(5)	146,624,878	212,963,591
Notes receivable, net	(5)	4,563,212	7,535,879
Other receivables	(5)	28,924,667	17,246,222
Due from related companies	(6A)	21,160,267	18,997,848
Inventories, net		6,408,059	20,473,935
Recoverable taxes		–	15,814,237
Prepaid expenses		3,137,542	7,695,407
Deferred taxes	(7B)	14,247,630	17,528,897
Other current assets	(8)	110,140,983	43,315,885

TOTAL CURRENT ASSETS		422,326,791	431,200,600

PROPERTY, PLANT AND EQUIPMENT	(10)

Land		26,340,152	28,321,545
Buildings and improvements		189,687,779	190,343,681
Machinery and equipment		3,112,316,611	3,543,119,301
Other property, plant and equipment		257,569,111	385,595,071
Technical revaluation		9,436,071	9,455,025
Less: Accumulated depreciation		2,212,472,622	2,281,219,997

TOTAL PROPERTY, PLANT AND EQUIPMENT, NET		1,382,877,102	1,875,614,626

OTHER LONG-TERM ASSETS

Investment in related companies	(11)	7,621,263	10,273,018
Investment in other companies		3,950	3,950
Goodwill	(12)	19,338,697	162,082,398
Other receivables	(5)	17,440,821	30,961,064
Intangibles	(13)	38,450,118	41,416,755
Less: Accumulated amortization	(13)	6,893,848	4,672,837
Others	(14)	13,456,048	10,475,756

TOTAL OTHER LONG-TERM ASSETS		89,417,049	250,540,104

TOTAL ASSETS		1,894,620,942	2,557,355,330

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements

86 2004 Annual Report Telefónica CTC Chile

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Report on The Financial Statements

Compañía de Telecomunicaciones de Chile S.A. and Subsidiaries

Consolidated Balance Sheets

December 31, 2004 and 2003

(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004)

LIABILITIES	Notes	2004 ThCh$	2003 ThCh$

CURRENT LIABILITIES

Short-term debt with banks and financial institutions	(15)	19,478,974	19,811,495
Current maturities of long-term debt	(15)	15,516,787	85,431,911
Commercial paper	(17 A)	34,746,717	–
Current maturities of bonds payable	(17 B)	76,398,621	115,522,859
Current maturities of other long-term obligations		32,134	458,901
Dividends payable		1,771,031	113,854
Trade accounts payable	(35)	66,935,017	128,727,583
Notes payable		–	304,306
Other payables	(36)	46,401,050	85,091,154
Due to related companies	(6B)	27,956,712	25,586,054
Accruals	(18)	7,463,071	11,871,868
Withholdings		15,523,994	12,785,949
Income tax		27,319,414	–
Unearned income		7,700,576	9,076,018
Other current liabilities		1,114,676	5,003,736

TOTAL CURRENT LIABILITIES		348,358,774	499,785,688

LONG-TERM LIABILITIES

Long-term debt with banks and financial institutions	(16)	340,262,113	314,128,186
Bonds payable	(17)	127,836,164	319,449,187
Other accounts payable		2,179,391	6,988,687
Due to related companies	(6B)	–	21,000,675
Accruals	(18)	29,254,826	19,675,441
Deferred taxes	(7B)	56,011,841	47,729,995
Other liabilities		4,215,598	4,705,632

TOTAL LONG-TERM LIABILITIES		559,759,933	733,677,803

MINORITY INTEREST	(20)	1,631,223	1,398,355

SHAREHOLDERS’ EQUITY	(21)

Paid-in capital		880,977,537	880,977,537
Other reserves		(1,237,651)	(810,979)
Retained earnings		105,131,126	442,326,926
Retained earnings		48,806,351	431,939,697
Net income for the year		311,628,674	10,387,229
Interim dividend (less)		255,303,899	–

TOTAL SHAREHOLDERS’ EQUITY		984,871,012	1,322,493,484

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		1,894,620,942	2,557,355,330

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements

2004 Annual Report Telefónica CTC Chile 87

Compañía de Telecomunicaciones de Chile S.A. and Subsidiaries

Consolidated Statements of Income

For the years ended December 31, 2004 and 2003

(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004)

OPERATING RESULTS:		2004 ThCh$	2003 ThCh$

Operating revenues		702,875,206	833,109,969
Less: Operating costs		444,449,995	536,628,218

Gross profit		258,425,211	293,981,751

Less: Administrative and selling expenses		159,291,069	178,240,046

OPERATING RESULTS		99,134,142	118,241,705

NON-OPERATING RESULTS:

Interest income		9,285,886	7,253,943
Equity in earnings of equity-method investees	(11)	720,306	1,121,754
Other non-operating income	(22 A)	475,489,010	12,642,215
Equity in losses of equity-method investees	(11)	177,673	423,974
Less: Amortization of goodwill	(12)	140,402,335	23,660,877
Less: Interest expense and other		54,053,465	62,776,634
Less: Other non-operating expenses	(22 B)	24,670,964	12,782,812
Price-level restatement	(23)	(4,166,614)	385,734
Foreign exchange gain	(24)	13,148,626	264,789

NON-OPERATING GAIN (LOSS), NET		275,172,777	(77,975,862)

INCOME BEFORE INCOME TAXES AND MINORITY INTEREST		374,306,919	40,265,843
Income taxes	(7 C)	(62,395,207)	(29,734,381)

INCOME BEFORE MINORITY INTEREST		311,911,712	10,531,462

Minority interest	(20)	(283,038)	(144,233)

NET INCOME FOR THE YEAR		311,628,674	10,387,229

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements

88 2004 Annual Report Telefónica CTC Chile

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Report on The Financial Statements

Compañía de Telecomunicaciones de Chile S.A. and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2004 and 2003

(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004)

	2004 ThCh$	2003 ThCh$

NET CASH FLOWS FROM OPERATING ACTIVITIES	221,919,478	291,433,492

Net income for the year	311,628,674	10,387,229

Sales of assets:	(471,335,967)	(5,342,789)

(Gain) loss on sales of property, plant and equipment	15,297	(1,731,090)
Gain on sales of investments (less)	(471,351,264)	(3,679,867)
Loss on sales of investments	–	68,168

Debits (credits) to income that do not represent cash flows :	413,812,994	337,785,829

Depreciation for the year	234,252,467	275,920,648
Amortization of intangibles	2,576,077	1,951,505
Provisions and write offs	35,549,878	36,806,792
Equity in earning of equity method investees	(720,306)	(1,121,754)
Equity in losses of equity metod investees	177,673	423,974
Amortization of goodwill	140,402,335	23,660,877
Price-level restatement	4,166,614	(385,734)
Foreign exchange gain	(13,148,626)	(264,789)
Other credits to income that do not represent
cash flows	(1,003,487)	(7,698,661)
Other debits to income that do not represent
cash flows	11,560,369	8,492,971

Changes in operating assets Increase (decrease)	(4,261,591)	(28,888,594)

Trade accounts receivable	(13,516,134)	(39,668,607)
Inventories	(13,498,554)	(7,166,473)
Other assets	22,753,097	17,946,486

Changes in operating liabilities (Increase) decrease	(28,207,670)	(22,652,416)

Accounts payable related to
operating activities	(61,796,608)	(35,037,566)
Interest payable	(7,336,826)	(3,916,724)
Income taxes payable (net)	44,289,577	19,195,460
Other accounts payable related to non-operating
activities	(6,399,548)	(3,772,001)
V.A.T. and other similar taxes payable	3,035,735	878,415

Minority interest	283,038	144,233

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements

2004 Annual Report Telefónica CTC Chile 89

Compañía de Telecomunicaciones de Chile S.A. and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2004 and 2003

(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004)

	2004 ThCh$	2003 ThCh$

NET CASH USED IN FINANCING ACTIVITIES	(852,006,372)	(176,077,608)
Obligations with the public	34,859,951	20,460,661
Dividends paid (less)	(633,850,272)	(17,134,418)
Loans repaid (less)	(17,184,388)	(96,972,241)
Repayment of obligations with the public repaid (less)	(213,512,442)	(82,426,143)
Repayment of other loans from related companies (less)	(22,319,221)	–
Other sources of financing	–	(5,467)
NET CASH PROVIDED BY (USED IN) INVESTMENT ACTIVITIES	759,412,068	(102,447,886)
Sales of property, plant and equipment	179,156	1,105,822
Sales of permanent investments	681,208,764	34,335,676
Sales of other investments	17,077,848	60,659,425
Collection of documented loans to related companies	170,044,392	–
Other investment income	–	212
Acquisition of property, plant and equipment (less)	(88,201,418)	(156,836,024)
Investments in financial instruments (less)	(10,929,760)	(33,991,800)
Other investment activities (less)	(9,966,914)	(7,721,197)
NET CASH FLOWS FOR THE YEAR	129,325,174	12,907,998

EFFECT OF INFLATION ON CASH AND CASH EQUIVALENTS	(6,347,081)	(518,687)

NET INCREASE OF CASH AND CASH EQUIVALENTS	122,978,093	12,389,311

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	34,163,925	21,774,614

CASH AND CASH EQUIVALENTS AT END OF YEAR	157,142,018	34,163,925

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements

90 2004 Annual Report Telefónica CTC Chile

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Compañía de Telecomunicaciones de Chile S.A. and Subsidiaries Notes to the Consolidated Financial Statements (translation of consolidated financial statements originally issued in spanish)
1. Composition of Consolidated Group and Registration with the Securities Registry:

a)      The company is an open stock corporation that is registered in the Securities Registry under No. 009 and is therefore subject to supervision by the Chilean Superintendency of Securities and Insurance.

b) Subsidiary companies registered with the Securities Registry:
As of December 31, 2004 the following subsidiaries of the Group are registered with the Securities Registry:

			Participation (direct & indirect)
SUBSIDIARIES	Taxpayer No.	Registration Number	2004	2003
			%	%

Telefónica Mundo S.A.	96.551.670-0	456	99.16	99.16
Globus 120 S.A.	96.887.420-9	694	99.99	99.99
Telefónica Asistencia y Seguridad S.A.	96.971.150-8	863	99.99	99.99

2. Significant Accounting Principles:

(a) Accounting period:

The financial statements cover the years ended December 31, 2004 and 2003.

(b) Basis of preparations:

These consolidated financial statements (hereinafter the financial statements) have been prepared in accordance with Generally Accepted Accounting Principles in Chile and standards set forth by the Chilean Superintendency of Securities and Insurance.

In the event of discrepancies between Generally Accepted Accounting Principles in Chile issued by the Chilean Accountants Association and the standards set forth by the Chilean Superintendency of Securities and Insurance, the standards set forth by the Superintendency shall prevail for the Company.

(c) Basis of presentation:

The consolidated financial statements for 2003 and their notes have been adjusted for comparison purposes by 2.5% in order to allow comparison with the 2004 financial statements.

For comparison purposes there have been certain reclassifications made to the 2003 financial statements.

(d) Basis of consolidation:

These consolidated financial statements include the assets, liabilities, income and cash flows of the Parent Company and subsidiaries. Significant inter company transactions have been eliminated and the participation of minority investors has been recognized under Minority Interest (See Note 20).

2004 Annual Report Telefónica CTC Chile 91

Notes to the Consolidated Financial Statements, continued

2. Significant Accounting Principles, continued:

(d) Basis of consolidation, continued:

Companies included in consolidation:

As of December 31, 2004 the consolidated group (The Company) is composed of Compañía de Telecomunicaciones de Chile S.A. and the following subsidiaries:

Taxpayer No.	Company Name		Participation Percentage
			2004		2003
		Direct	Indirect	Total	Total

79.727.230-2	CTC ISAPRE S.A. (1)	–	–	–	99.99
96.545.500-0	CTC EQUIPOS Y SERVICIOS DE TELECOMUNICACIONES S.A.	99.99	–	99.99	99.99
96.551.670-0	TELEFÓNICA MUNDO S.A.	99.16	–	99.16	99.16
96.961.230-5	TELEFONICA GESTIÓN DE SERVICIOS COMPARTIDOS CHILE S.A.	99.90	0.09	99.99	99.99
96.786.140-5	TELEFÓNICA MÓVIL S.A (2)	–	–	–	99.99
74.944.200-k	FUNDACIÓN TELEFÓNICA CHILE	50.00	–	50.00	50.00
96.887.420-9	GLOBUS 120 S.A.	99.99	–	99.99	99.99
96.971.150-8	TELEMERGENCIA S.A.	99.67	0.32	99.99	99.99
90.430.000-4	TELEFÓNICA EMPRESAS CTC CHILE S.A.	99.99	–	99.99	99.99
90.184.000-8	COMUNICACIONES MUNDIALES S.A. (3)	–	–	–	99.66
96.834.320-3	TELEFÓNICA INTERNET EMPRESAS S.A. (4)	–	99.99	99.99	99.99
96.811.570-7	ADMINISTRADORA DE TELEPEAJES DE CHILE S.A. (5)	–	79.99	79.99	79.99
78.703.410-1	TECNONÁUTICA S.A.	–	99.99	99.99	99.99
96.934.950-7	PORTAL DE PAGOS E INFORMACIÓN S.A. (6)	–	–	–	99.99
96.893.540-2	INFOCHILE S.A. (5)	–	–	–	99.99

1)

On September 1, 2003, Telefónica CTC Chile, sold 100% of its participation in this subsidiary for UF 9,175, witich resulted in Telefónica CTC Chile recognizing a loss on sale of subsidiary of ThCh$66,705.

2)

On July 23, 2004, Telefónica CTC Chile sold 100% of its participation in Telefónica Móvil de Chile S.A.. This transaction meant a disbursement by Telefónica Móviles S.A. (purchaser) of US$ 1,058 million, which were paid on July 28, 2004. For Telefónica CTC Chile this transaction meant recognizing a net of tax gain of US$470 million after extraordinary amortization of the balance of goodwill on this investment as of June 2004 (see Note 12c).

3)	The Extraordinary Shareholders’ Meeting of Telefónica Empresas CTC Chile S.A., held on December 9, 2003, approved the absorption by incorporation of the subsidiary Comunicaciones Mundiales S.A.
4)	On June 19, 2003, Infoera S.A. changed its name to Telefónica Internet Empresas S.A.
5)	On December 1, 2003, the Board of Telefónica Empresas CTC Chile S.A. approved the sale of its shareholding in that company as of that date, to its subsidiary Telefónica Internet Empresas S.A.
6)

By means of public deeds dated December 1, 2003 and December 31, 2003, the Boards of Portal de Pagos e Información S.A. and Infochile S.A. recorded the absorption of these companies by Tecnonáutica S.A.

(e) Price-level restatement:

The consolidated financial statements have been adjusted by applying price-level restatement standards, in accordance with Generally Accepted Accounting Principles in Chile, in order to reflect the changes in the purchasing power of the currency during both years. The accumulated variation in the CPI as of December 31, 2004 and 2003, for opening balances, is 2.5% and 1.0%, respectively.

(f) Basis of conversion: Assets and liabilities in US$ (United States dollars), Euros, and UF (Unidad de Fomento), have been converted to pesos at the exchange rates as of each year end:
YEAR	US$	EURO	UF

2004	557.40	760.13	17,317.05
2003	593.80	744.95	16,920.00

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Foreign exchange gains/losses, are credited or debited to income for the year.

(g) Time deposits:

Time deposits are carried at cost, price-level restated (if necessary), plus accrued interest.

(h) Marketable securities:

Fixed income securities are carried at price-level restated cost or market value, whichever is less, plus accrued interest at each year end, using the real interest rate calculated at the date of adquisition.

Investments in mutual fund units are carried at the value of the unit at each year end. Investments in shares are shown at their pricelevel restated value or at their market value, whichever is less.

(i) Inventories:

Equipment, is carried at price-level restated purchase or development cost or at market value, whichever is less.

Inventories with an estimated turnover period of less than twelve months are classified as current assets and their cost is price-level restated. The obsolescence provision has been determined on the basis of a survey of materials with slow turnover.

(j) Subsidies on sale of cellular telephones:

Represents the difference between the cost at which Telefónica Móvil de Chile S.A. acquires the cellular equipment from its suppliers and the price at which they are sold to its customers, that is the subsidy granted to customers.

The amount of subsidy both for prepayment as well as contract, with the exception of in accommodation, is charged to income at the time the equipment is sold.

(k) Accommodation Contracts:

The acquisition cost of these cellular units is capitalized as property, plant and equipment and is depreciated over a term of 24 months from the date the contract is signed. The initial depreciation charge is recorded during the month the contract is signed.

As of June 1, 2002, as a customer retention commercial strategy, the company implemented a customer loyalty policy, which consists in changing equipment that is 18 months old related to accommodation contracts. Based on the above, depreciation provisions have been established for early write-off of equipment.

As of September 2003, the Company changed the manner in which it commercializes accommodation cellular equipment for rental cellular equipment, by means of which the equipment is delivered for use during an agreed upon period of time, while the Company maintains ownership of the equipment.

(l) Allowance for doubtful accounts:

Differentiated percentages are applied when calculating allowance for doubtful accounts, taking into consideration aging of and eventual administrative collection costs, reaching in some cases 100% of debts past due more older than 120 days and 180 days in the case of large customers (corporations).

(m) Property, plant and equipment:

Property, plant and equipment are carried at their price-level restated acquisition and/or construction cost.

Property, plant and equipment acquired up to December 31, 1979 are carried at their appraisal value, as stipulated in Article 140 of D.F.L. No. 4, and those acquired subsequently are carried at their acquisition value, except for those assets which are carried at the appraisal value recorded as of June 30, 1986, as authorized in Circular No. 550 issued by the Chilean Superintendency of Securities and Insurance. All these values have been price-level restated.

(n) Depreciation of property, plant and equipment:

Depreciation has been calculated and recorded on a straight-line basis over the estimated useful lives of the assets. The average annual financial depreciation rate of the Company is approximately 7.93%.

(ñ) Leased assets:

Leased assets with a purchase option.

Leased assets with a purchase option which are under contracts which meet the characteristics of a financial lease, are recorded as “Other Assets”. These assets are not legally owned by the Company; therefore until it exercises the purchase option they cannot be freely disposed of.

(o) Intangibles

i) Rights to underwater cable:

Corresponds to the rights acquired by the Company, for of use underwater cable to transmit voice and data. This right is amortized over the term of the respective contracts, with a maximum of 25 years.

ii) Software Licenses:

Software licenses are valued at their price-level restated acquisition cost. Amortization is calculated using the straight-line method over their estimated useful life, which does not exceed 4 years.

iii) License for the use of radio-electric space:

Corresponds to the cost incurred in obtaining licenses for the use of broad-band width. They are shown at price-level restated value and are amortized over the concession term (30 years from the date of publication in the Official Gazette of the decrees that formalize the granting of the respective licenses).

2004 Annual Report Telefónica CTC Chile 93

Notes to the Consolidated Financial Statements, continued 2. Significant Accounting Principles, continued:

(p) Investments in related companies:

These investments are accounted for under the equity method which recognizes the investee’s share of income on an accrual basis. For investments abroad the valuation methodology applied is that defined in Technical Bulletin No. 64. These investments are controlled in dollars, since they are in countries deemed to be unstable and their activities are not an extension of the operations of the Parent Company.

(q) Goodwill:

In the case of investments made through December 31, 2003, corresponds to the excess of the purchase price of an investment over the net book value of the assets acquired and liabilities assumed under the equity method. Goodwill amortization periods have been determined considering factors such as the nature and characteristics of the business and the estimated period of return of the investment. Goodwill arising on the acquisition of investments abroad are controlled in United States dollars (same currency in which the investment is controlled) as per Technical Bulletin No. 64 of the Chilean Accountants Association. (See Note 11).

Goodwill impairment has been assessed as required in Circular No. 151, of the Superintendency of Securities and Insurance and Technical Bulletin No. 72, of the Chilean Association of Accountants.

(r) Transactions with resale agreements:

Purchases of securities under agreement to resell are recorded as fixed rate securities and are classified under Other Current Assets.

(s) Obligations with the public:

• Bonds payable: are presented in liabilities at the par value of the issued bonds (see note 17b). The difference between the par and placement value, determined on the basis of the designated interest rate for the transaction, is deferred and amortized straight-line over the term of the respective bond (see notes 8 and 14).

• Commercial paper is presented in liabilities at its placement value, plus accrued interest (see note 17a).

Costs directly related to the placement of these obligations are deferred and amortized using the straight-line method over the term of the respective liability.

(t) Income tax and deferred income tax:

Income tax is recorded on the basis of taxable net income. Recognition of deferred taxes on all temporary differences, utilizable tax loss carry forwards, and other events that create differences between the tax and accounting base, is recorded following Technical Bulletins No. 60 and 69 of the Chilean Accountants Association and as established by the Chilean Superintendency of Securities and Insurance in Circular No. 1,466 dated January 27, 2000.

On September 28, 2001 Law No. 19,753 was published, increasing the income tax rate to 16% in 2002, 16.5% in 2003 and 17% in 2004 and thereon. As of December 31 of each period presented, deferred tax assets and liabilities reflect the increase in tax rate. Recognition for the effect on deferred taxes from an increase in income tax rates. follows Technical Bulletin No. 71 issued by of the Chilean Accountants Association. (See Note 7).

(u) Staff severance indemnities:

For employees subject to this benefit the Company’s staff severance indemnities obligation is provided for applying the present value of the obligation using an annual discount rate of 7% , considering the projected service periods of the employee determined on the basis of actuarial calculations (see note 19).

Actuarial gains and losses are deferred and amortized over average periods of employee service.

(v) Operating revenues:

The Company’s revenues are recognized on an accrual basis in accordance with generally accepted accounting principles in Chile. Since billing is performed on cycle rather than month-end dates, revenue has been accrued for services that have not been invoiced, determined on the basis of the contracts in force.These amounts are recorded under Trade Accounts Receivable.

(w) Foreign currency future contracts:

The Company has entered into future foreign currency contracts, which represent a hedge against the variation in the exchange rate of its obligations in foreign currency.

These instruments are valued in accordance with Technical Bulletin No. 57 of the Chilean Accountants Association.

The rights and obligations acquired are detailed in Note 27, reflecting in the balance sheet only the net right or obligation at period end, classified according to the maturity of each contract under Other Current Assets or Other Creditors, as applicable. The exchange cover insurance premium implicit in the contract is deferred and amortized using the straight-line method over the term of the same.

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(x) Interest rate coverage:

Interest on loans for which associated interest rate swaps have been entered into, are recorded recognizing the effect of those contracts on the interest rate established in such loans and the rights and obligations acquired there under are shown under Other Creditors or under Other Current Assets, as applicable (See Note27).

(y) Computer software:

The cost of software purchased is deferred and amortized using the straight-line method over a maximum period of four years.

(z) Research and development expenses:

Research and development expenses are charged to income in the period in which they are incurred. Those expenses have not been significant in recent years.

(aa) Accumulated adjustment for conversion differences:

The Company recognizes in this equity reserve account the difference from exchange rate fluctuations and the Consumer Price Index (C.P.I.) from restating its investments abroad. These investments are controlled in United States dollars. The balance of this account is credited (charged) to income in the same period in which the gain or loss is recognized over the total or partial disposal of these investments.

(ab) Statement of cash flows:

For the purposes of preparing the Statement of Cash Flows according to Technical Bulletin No. 50 of the Chilean Accountants Association and Circular No. 1,312 of the Chilean Superintendency of Securities and Insurance, the Company considers mutual funds, securities under agreements to resell and time deposits maturing in less than 90 days as cash equivalents.

Cash flows related to the Company’s line of business and all those not defined as from investment or financing activities are included under “Cash Flows from Operating Activities”.

(ac) Correspondents:

The Company has current agreements with foreign correspondents, which set the conditions that regulate international traffic, charging or paying the same according to net traffic receivable/payable and the rates set in each agreement.

This receivable/payable is recorded on an accrual basis, recognizing the costs and income for the period in which these, are incurred, recording the net balances receivable and payable of each correspondent under “Trade Accounts Receivable” or “Accounts Payable” as applicable.

2004 Annual Report Telefónica CTC Chile 95

Notes to the Consolidated Financial Statements, continued 3. Accounting Changes:

a) Accounting changes

During the years covered in these financial statements, the accounting principles have been consistently applied.

b) Change in estimate

As established in Technical Bulletin No. 8 of the Chilean Association of Accountants, and derived from the current conditions in the collective agreements, the Company modified the estimation of future permanence of employees subject to the mentioned agreements. As a product of this change in estimate, the Company recorded a deferred charge for ThCh$6,008,992, at the beginning of the year which will be amortized over the period of future permanence of employees eligible for the benefit (see Note 14b).

c) Change of reporting entity:

i) Sale of Compañía de Teléfonos Isapre S.A.:

On September 2, 2003, the sale of the subsidiary Compañía de Teléfonos Isapre S.A. was completed and its net effect resulted in a ThCh$66,705 (historic) loss on the sale of that investment.

ii) Sale of Telefónica Móvil de Chile S.A.

Due to the sale of the shares the Company held in its subsidiary Telefónica Móvil de Chile S.A., Telefónica CTC Chile deconsolidated that company from its financial statements as of July 1, 2004.

As of December 31, 2003 this investment was consolidated. The balance sheet of Telefónica Móvil de Chile S.A. at that date was as follows:

Assets	2003 ThCh$	Liabilities	2003 ThCh$

Current Assets	88,568,354	Current Liabilities	120,285,807
Property, Plant And Equipment	358,599,935	Long-Term Liabilities	125,744,985
Other Long-Term Assets	14,595,150	Shareholders’ Equity	215,732,647
Total Assets	461,763,439	Total Liabilities And Shareholders’ Equity	461,763,439

In order to make a comparative analysis of the figures, the consolidated statements of income are presented, assuming for both periods that the investment in Telefónica Móvil de Chile S.A. was recorded at Equity Value only.

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	Jan-Dec	Jan-Dec	Variation
	2004	2003
	ThCh$	ThCh$	ThCh$	%

Operating revenues	576,496,055	600,418,277	(23,922,222)	-4.0%
Operating costs	(473,878,230)	(496,020,799)	22,142,569	-4.5%
Salaries and employee benefits	(76,223,681)	(77,374,932)	1,151,251	-1.5%
Depreciation	(192,032,223)	(207,548,689)	15,516,466	-7.5%
Goods and services	(205,622,326)	(211,097,178)	5,474,852	-2.6%

Operating Results	102,617,825	104,397,478	(1,779,653)	-1.7%

Interest income	14,158,699	15,727,926	(1,569,227)	-10.0%
Equity in earnings of equity-method investees (1)	(7,435,679)	5,353,796	(12,789,475)	C.S.
Amortization of goodwill	(140,402,335)	(23,660,877)	(116,741,458)	493.4%
Interest expense	(53,584,979)	(61,885,810)	8,300,831	-13.4%
Other non-operating expenses	450,660,842	2,298,490	448,362,352	19,506.8%
Price-level restatement	9,632,011	133,789	9,498,222	7,099.4%

Non-Operating Result	273,028,559	(62,032,686)	335,061,245	C.S

Income Before Income Taxes and Minority Interest	375,646,384	42,364,792	333,281,592	786,7%
Income taxes	(63,734,672)	(31,833,330)	(31,901,342)	100.2%
Minority interest	(283,038)	(144,233)	(138,805)	96.2%
Net Income for the Period	311,628,674	10,387,229	301,241,445	2,900.1%

(1)	In 2004 Telefónica Móvil de Chile S.A., incurred a loss of ThCh$ 7,978,287, whereas in 2003 its net income was ThCh$ 4,656,002.

4. Marketable Securities:

The balance of marketable securities is as follows:

	2004 ThCh$	2003 ThCh$

Shares (a)	439,546	470,234
Publicly offered promissory notes	25,681,415	43,503,554
Mutual fund units	–	316,137

Total Marketable Securities	26,120,961	44,289,925

Shares

Taxpayer No.	Company Name	Number of Shares	Interest %	Market Quote per share ThCh$	Market Value ThCh$	Restated Cost ThCh$

Foreign	INTELSAT	96.022	0.057%	–	–	439,546

Value of investment portfolios					–	439,546
Adjustment to market value provision					–	–
Book value of investment portfolio					–	439,546

2004 Annual Report Telefónica CTC Chile 97

Notes to the Consolidated Financial Statements, continued

4. Marketable Securities, continued:

Publicly offered promissory notes (Fixed Income)

	Date			Book Value
Instrument	Purchase	Maturity	Par Value ThCh$	Amount ThCh$	Rate %	Market Value ThCh$	Provision ThCh$

Zero-051201	Dec-2002	Oct-2005	2,974,206	3,483,329	5.07	3,530,989	–
Zero-051101	Dec-2002	Nov-2005	1,419,031	1,693,521	5.85	1,716,749	–
Zero-051001	Dec-2002	Dec-2005	11,146,556	13,315,639	5.85	13,502,502	–

Sub-Total			15,539,793	18,492,489		18,750,240	–

BCD-501005	Sep-2004	Oct-2005	2,787,000	2,853,362	5.00	2,853,362	33,854
BCD-501005	Nov-2004	Oct-2005	1,393,500	1,426,332	5.00	1,426,332	4,616
BCD-501005	Dec-2004	Sep-2005	2,787,000	2,909,232	5.00	2,911,454	–

Sub-Total			6,967,500	7,188,926		7,191,148	38,470
Total			22,507,293	25,681,415	–	25,941,388	38,470

5. Current and long-term receivables:

The detail of current and long-term receivables is as follows:

	Current									Long-term
Description	Up to 90 days		Over 90 up to 1 year		Subtotal	Total Current (net)
	2004 ThCh$	2003 ThCh$	2004 ThCh$	2003 ThCh$	2004 ThCh$	2004		2003		2004 ThCh$	2003 ThCh$
						ThCh$	%	ThCh$	%

Trade accounts receivable	218,916,204	287,748,331	6,837,623	10,658,446	225,753,827	146,624,878	100.0	212,963,591	100.0	2,072,828	4,642,612

Standard telephony service	151,452,021	165,387,825	3,984,556	8,863,641	155,436,577	87,172,573	59.45	108,142,330	50.78	2,072,828	4,642,612
Long distance	41,492,909	44,750,957	–	–	41,492,909	34,530,424	23.55	41,020,546	19.26	–	–
Mobile	–	50,112,953	–	–		–	–	38,989,773	18.31	–	–
Communications companies	21,981,344	23,081,603	2,760,633	1,794,470	24,741,977	21,277,762	14.51	20,542,213	9.65	–	–
Others	3,989,930	4,414,993	92,434	335	4,082,364	3,644,119	2.49	4,268,729	2.00	–	–

Allowance for doubtful accounts	(77,083,766)	(81,011,366)	(2,045,183)	(4,431,820)	(79,128,949)	–	–	–	–	–	–

Notes receivable	12,052,045	15,867,332	699,983	422,032	12,752,028	4,563,212	–	7,535,879	–	–	–

Allowance for doubtful notes	(8,188,816)	(8,753,485)	–	–	(8,188,816)	–	–	–	–	–	–

Miscellaneous accounts receivable	11,379,621	14,138,120	17,545,046	3,108,102	28,924,667	28,924,667	–	17,246,222	–	15,367,993	26,318,452

Allowance for doubtful accounts	–	–	–	–	–	–	–	–	–	–	–

Total long-term receivables										17,440,821	30,961,064

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6. Balances and transactions with related entities:

a) Due From:

Taxpayer No.	Company	Short-term		Long-term
		2004 ThCh$	2003 ThCh$	2004 ThCh$	2003 ThCh$

96.942.730-3	Telefónica Mobile Solutions Chile S.A.	111,342	49,823	–	–
Foreign	Telefónica España	40,000	659,965	–	–
96.527.390-5	Telefónica Internacional Chile S.A.	–	6,813	–	–
93.541.000-2	Impresora y Comercial Publiguías S.A.	4,211,378	3,518,463	–	–
Foreign	Telefónica Sao Paulo	–	241,665	–	–
Foreign	Emergia USA	44,003	–	–	–
96.834.230-4	Terra Networks Chile S.A.	588,828	1,265,268	–	–
96.895.220-k	Atento Chile S.A	257,803	405,164	–	–
96.545.480-2	CTC Marketing e Inform S.A. (Nexcom S.A.)	–	301,788	–	–
96.910.730-9	Emergia Chile S.A.	42,106	129,777	–	–
FOREIGN	Telefónica LD Puerto Rico	2,569	–	–	–
FOREIGN	Telefonica Data EEUU	50,104	330,221	–	–
FOREIGN	Telefónica Data España	92,163	413,203	–	–
FOREIGN	Telefónica Argentina	190,973	1,119,230	–	–
FOREIGN	Emergia Uruguay	–	45,103	–	–
96.786.140-5	Telefónica Móvil de Chile S.A.	6,200,708	–	–	–
FOREIGN	Telefónica Procesos Tec. de Information	9,136,863	9,976,868	–	–
59.083.900-0	Telefónica Ingenieria de Seguridad S.A.	1,669	5,999	–	–
FOREIGN	Telefonica WholeSale International Services	189,758	452,647	–	–
82.049.000-2	Coasin	–	75,851	–	–
Total		21,160,267	18,997,848	–	–

There have been charges and credits recorded to current accounts with these companies for invoicing of sale of materials, equipment and services.

2004 Annual Report Telefónica CTC Chile 99

Notes to the Consolidated Financial Statements, continued

6. Balances and transactions with related entities, continued

b) Due To:

Taxpayer No.	Company	Short-term		Long-term
		2004 ThCh$	2003 ThCh$	2004 ThCh$	2003 ThCh$

96.942.730-3	Telefónica Mobile Solutions Chile S.A.	–	1,452,155	–	–
Foreign	Telefónica España	172,794	232,241	–	–
96.527.390-5	Telefónica Internacional Chile S.A.	270,146	270,551	–	21,000,675
93.541.000-2	Impresora y Comercial Publiguías S.A.	1,248,641	1,113,562	–	–
FOREIGN	Telefónica Perú	38,369	32,947	–	–
96.834.230-4	Terra Networks Chile S.A.	4,195,523	4,979,587	–	–
96.895.220-k	Atento Chile S.A	1,776,718	4,567,808	–	–
96.910.730-9	Emergia Chile S.A.	129,078	515,223	–	–
Foreign	Emergia S.A. Uruguay	–	4,408,582	–	–
Foreign	Telefónica Guatemala	2,016	2,202	–	–
Foreign	Telefónica El Salvador	144,134	157,385	–	–
96.786.140-5	Telefónica Móvil de Chile S.A.	11,968,083	–	–	–
96.545.480-2	CTC Marketing e Inform S.A. (Nexcom S.A.)	–	108	–	–
Foreign	Telefónica Procesos Tec. de Information	7,076,254	7,253,160	–	–
59.083.900-0	Telefónica Ingenieria de Seguridad S.A.	33,168	6,285	–	–
Foreign	Telefonica WholeSale International Services	892,342	575,672	–	–
Foreign	Telefónica LD Puerto Rico	–	3,159	–	–
78.868.200-k	Atento Recursos Ltda.	–	10,668	–	–
82.049.000-2	Coasin	–	4,759	–	–
FOREIGN	Telefónica Sao Paulo	9,446	–	–	–

Total		27,956,712	25,586,054	–	21,000,675

As per Article No. 89d of the Corporations Law, all these transactions are carried out under conditions similar to those that normally prevail in the market.

The balance of long-term accounts with related companies, corresponds to the mercantile current account that Telefónica CTC Chile has signed with Telefónica Internacional Chile S.A.

This mercantile current account is in a contract denominated in dollars with undefined maturities, which accrue interest at a fixed annual rate of 2.07%.

100 2004 Annual Report Telefónica CTC Chile

10
Report on The Financial Statements

c) Transactions:

				2004		2003
		Nature	Description	ThCh$		ThCh$
Company	Tax No.	of Relationship	of transaction	Amount	Effect on income	Amount	Effect on income

Telefónica España	Foreign	Parent Co.	Sales	510,336	510,336	–	–
			Purchases	(321,227)	(321,227)	–	–
Telefónica Internacional Chile S.A.	96.527.390-5	Parent Co.	Purchases	(542,386)	(542,386)	(542,126)	(542,126)
			Financial Expenses	(259,694)	(259,694)	(533,333)	(533,333)
Impresora y Comercial Publiguías S.A.	93.541.000-2	Associate	Sales	5,573,038	5,573,038	5,407,871	5,407,871
			Purchases	(5,590,375)	(5,590,375)	(6,569,252)	(6,569,252)
			Financial Income	6,502,477	6,502,477	351,624	351,624
			Other Non-operating Income	–	–	1,606,859	1,606,859
Terra Networks Chile S.A.	96.834.230-4	Associate	Sales	5,470,643	5,470,643	5,993,078	5,993,078
			Purchases	(1,983,263)	(1,983,263)	(2,328,558)	(2,328,558)
Atento Chile S.A.	96.895.220-k	Associate	Sales	1,069,304	1,069,304	979,192	979,192
			Purchases	(17,009,235)	(17,009,235)	(12,465,811)	(12,465,811)
			Other Non-operating Income	–	–	17,153	17,153
Emergia Chile S.A.	96.910.730-9	Associate	Sales	667,097	667,097	1,087,685	1,087,685
			Purchases	(76,223)	(76,223)	(84,368)	(84,368)
Telefónica Argentina	Foreign	Associate		1,202,242	1,202,242	–	–
			Purchases	(847,786)	(847,786)	–	–
Telefónica Mobile Solutions Chile S.A.	96.942.730-3	Associate	Sales	11,755	11,755	–	–
Telefonica WholeSale International Services	Foreign	Associate	Sales	212,987	212,987	382,356	382,356
			Purchases	(2,256,493)	(2,256,493)	(1,534,171)	(1,534,171)
Telefónica Sao Paulo	Foreign	Associate	Sales	179,247	179,247	–	–
			Purchases	(189,910)	(189,910)	–	–
Telefónica Guatemala	Foreign	Associate	Sales	7,833	7,833	–	–
			Purchases	(17,222)	(17,222)	–	–
Telefónica Perú	Foreign	Associate	Sales	547,945	547,945	–	–
			Purchases	(614,368)	(614,368)	–	–
Telefónica LD Puerto Rico	Foreign	Associate	Sales	14,720	14,720	–	–
			Purchases	(13,454)	(13,454)	–	–
Telefónica El Salvador	Foreign	Associate	Purchases	(32,500)	(32,500)	–	–
Telefónica Móvil de Chile S.A.	96.786.140-5	Associate	Sales	6,945,172	6,945,172	–	–
			Purchases	(19,236,543)	(19,236,543)	–	–
			Financial income	695,988	695,988	–	–
Atento Recursos Ltda.	78.868.200-k	Associate	Purchases	–	–	(13,569)	(13,569)
Telefónica Móviles S.A.	Foreign	Associate	Other Non-operating Income	464,847,415	464,847,415	–	–
			Amortization goodwill	(133,872,010)	(133,872,010)	–	–

The conditions of the agreement related to intercompany transactions between the Company and its equity-method investees and its mercantile current account are short and long-term, respectively, in the case of Telefónica Internacional Chile S.A.. It is denominated in US dollars, accruing interest at a variable rate adjusted to market rates (US$ + Market Spread)

In the case of Sales and Services Rendered, these mature in the short-term (less than a year) and the maturity terms for each case vary based on the related transaction.

2004 Annual Report Telefónica CTC Chile 101

Notes to the Consolidated Financial Statements, continued

7. Income tax and deferred taxes:

a) General information:

As of December 31, 2004 and 2003 Head Office has provided for first category income tax of ThCh$15,283,524 and ThCh$5,335,675, respectively.

In addition, as of December 31, 2004 and 2003 a first category income tax in subsidiaries was provided of ThCh$9,908,173 and ThCh$4,459,182, respectively.

As of December 31, 2004, accumulated tax losses amount to ThCh$9,332,756 and correspond mainly to Telefónica Asistencia y Seguridad S.A., which for 2003 reached ThCh$27,920,688, corresponding mainly to former subsidiary Telefónica Móvil de Chile S.A.

The companies in the group with positive taxed retained earnings and their associated credits are as follows:

Subsidiaries	Taxed Retained Earnings w/15% credit ThCh$	Taxed Retained Earnings w/16% credit ThCh$	Taxed Retained Earnings w/16.5% credit ThCh$	Taxed Retained Earnings w/17% credit ThCh$	Taxed Retained Earnings w/o credit ThCh$	Amount of Credit ThCh$

CTC Equipos y Servicios de Telecomunicaciones S.A.	3	545,908	2,486,900	2,816,366	2,824,402	5,849,177
Telefónica Mundo S.A.	–	1,888,094	963,473	4,099,089	4,133,603	6,950,656
Globus 120 S.A.	374,527	154,805	112,738	99,665	104,651	741,735
Telefónica Empresas CTC Chile S.A.	162,401	1,393,774	965,255	2,834,946	2,928,463	5,356,377
Administradora de Sistemas de Telepeajes de Chile S.A.	–	–	–	57,820	57,820	57,820

Total	536,931	3,982,581	4,528,366	9,907,886	10,048,939	18,955,765

b) Deferred taxes: As of December 31, 2004 and 2003, deferred tax liabilities amounted to ThCh$ 41,764,211 and ThCh$ 30,201,098, respectively and the detail is as follows:

	2004				2003
Description	Deferred tax assets		Deferred tax liabilities		Deferred tax assets		Deferred tax liabilities
	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term

Temporary differences
Allowance for doubtful accounts	12,965,656	–	–	–	14,758,399	–	–	–
Vacation provision	652,674	–	–	–	819,047	–	–	–
Tax benefits for tax losses	–	1,537,122	–	–	–	21,138,354	–	–
Staff severance indemnities	–	–	–	6,165,790	–	2,467	–	6,961,082
Leased assets and liabilities	–	62,761	–	89,725	70,873	634,988	–	124,751
Property,plant and equipment	2,780	3,863,861	–	173,239,003	62,146	4,747,159	–	201,212,332
Difference in amount
of capitalized staff severance	–	723,561	–	–	–	920,127	–	–
Software	–	–	–	3,312,001	–	–	–	1,000,334
Deferred charges for capitalized disbursements	–	–	–	1,198,591	–	–	–	2,326,363
Collective negotiation bonus	–	–	–	56,361	–	–	–	140,543
Other	626,520	261,005		1,258,656	1,826,931	361,409	8,499	1,445,509

Sub-Total	14,247,630	6,448,310	–	185,320,127	17,537,396	27,804,504	8,499	213,210,914

Complementary accounts net of accumulated amortization	–	(3,901,971)	–	(126,761,947)	–	(10,515,580)	–	(148,191,995)

Sub-Total	14,247,630	2,546,339	–	58,558,180	17,537,396	17,288,924	8,499	65,018,919

Tax reclassification	–	(2,546,339)	–	(2,546,339)	(8,499)	(17,288,924)	(8,499)	(17,288,924)

Total	14,247,630	–	–	56,011,841	17,528,897	–	–	47,729,995

102 2004 Annual Report Telefónica CTC Chile

10
Report on The Financial Statements

As indicated in Note 2d numeral 2, as of December 31, 2003, balances of net deferred tax assets from Telefónica Móvil de Chile S.A. of ThCh$8,633,023 are included in the amount. In the 2004, financial statements of that company were consolidated until June 30, 2004, and the effect in income of deferred tax assets and liabilities and their corresponding complementary accounts amounted to ThCh$ 1,353,312.

c) Income tax breakdown: The current tax expense shown in the following table arises from the determination of taxable income:

Description	2004 ThCh$	2003 ThCh$

Current tax expense before tax benefits (income tax)	26,245,231	23,636,363
Current tax expense (article 21 single tax at 35%)	31,532	85,814
Current tax expense (first category tax in the nature of a single income tax)	36,279,149	–
Tax expense adjustment (previous year)	(4,993,898)	(754,959)

Income tax subtotal	57,562,014	22,967,218

Current year’s deferred taxes	(9,261,585)	8,822,059
Tax benefits from tax loss carry forwards	(1,056,934)	(13,841,506)
Effect of amortization of deferred assets and liabilities complementary accounts	15,151,712	11,786,610

Deferred tax subtotal	4,833,193	6,767,163

Total income tax expense	62,395,207	29,734,381

8. Other Current Assets:

The detail of other current assets is as follows:

	2004 ThCh$	2003 ThCh$

Fixed income securities purchased with resale agreement	96,143,426	8,509,014
Deferred union contract bonus (a)	2,252,809	2,299,268
Deferred exchange insurance premiums	791,381	791,463
Telephone directories for connection program	3,438,433	4,317,171
Deferred higher bond discount rate (note 25)	574,764	511,902
Deferred disbursements for placement of bonds (note 25)	418,261	1,243,184
Comercial paper issuance cost (note 25)	177,167	–
Deferred disbursements for foreign financing proceeds (b)	404,600	657,151
Adjustment to market value for mobile equipment (c)	–	4,527,412
Exchange difference insurance receivable (net of partial liquidations)	4,691,296	18,387,530
Others	1,248,846	2,071,790

Total	110,140,983	43,315,885

(a)

During June 2002, the Company signed a 2-year collective agreement with certain employees (3 years for employees of Telefónica Móvil) granting them among other benefits, a special signing bonus. That bonus was paid between June and July 2002 (for employees of Telefónica Móvil a second installment was be paid in May 2004 in the amount of ThCh$440,000 (historical)). The total benefit amounts to ThCh$2,494,544 (historical), and is being deferred using the straight-line method over the term of the respective union contracts. Between November and December 2003, the Company negotiated a 32-month and 36-month union contract with a number of its employees, granting them, among other benefits, a signing bonus. That bonus was paid in November and December 2003. The total benefit of ThCh$3,425,245 (historical),was deferred using the straight-line method over the term of the union agreement. The long-term portion is shown under “Other Long-term” (Note 14).

(b)

This amount corresponds to the cost (net of amortization) of the mandatory reserve paid to the Central Bank of Chile and disbursements incurred for foreign loans obtained by the Company to finance its investment plan.

(c)

Corresponds to the adjustment to market value of cellular/mobile equipment in stock at period end, and which is charged to results based on the client plan (contract or prepaid) for said equipment, with the exception of accommodation and rented equipment.

2004 Annual Report Telefónica CTC Chile 103

Notes to the Consolidated Financial Statements, continued

9. Information regarding purchase commitment and sales commitment transactions (agreements):

Code	Dates		Counterparty	Original currency	Subscription value	Rate	Final Value	Instrument Identification	Book Value
	Inception	End

CRV	Dec.21, 2004	Jan.10, 2005	CITIBANK N.A.		$1,173,181	0.22%	1,174,902	BCP0800709	1,174,042
CRV	Dec.21, 2004	Jan.10, 2005	CITIBANK N.A.		$442,848	0.22%	443,498	BCP0800806	443,173
CRV	Dec.21, 2004	Jan.10, 2005	CITIBANK N.A.		$7,654,164	0.22%	7,665,390	BCP0800806	7,659,777
CRV	Dec.21, 2004	Jan.10, 2005	CITIBANK N.A.		$2,227,059	0.22%	2,230,326	BCP0800907	2,228,693
CRV	Dec.23, 2004	Jan.11, 2005	BANCO SANTANDER SANTIAGO		$275,307	0.22%	275,690	BCP0800805	275,468
CRV	Dec.27, 2004	Jan.11, 2005	BANCO SANTANDER SANTIAGO		$46,338	0.22%	46,388	BCP0800614	46,352
CRV	Dec.27, 2004	Jan.11, 2005	BCI		$4,000,000	0.21%	4,004,200	BCP0800708	4,001,120
CRV	Dec.15, 2004	Jan.12, 2005	BCI		$8,700,000	0.21%	8,717,052	BCP0800708	8,709,744
CRV	Dec.29, 2004	Jan.18, 2005	BCI		$5,063,825	0.21%	5,070,914	PDBC050121	5,064,533
CRV	Dec.29, 2004	Jan.18, 2005	BCI		$152,427	0.21%	152,641	BCP0800806	152,449
CRV	Dec.29, 2004	Jan.18, 2005	BCI		$624,483	0.21%	625,357	BCP0800806	624,570
CRV	Dec.29, 2004	Jan.18, 2005	BCI		$441,027	0.21%	441,644	BCP0800709	441,088
CRV	Dec.29, 2004	Jan.18, 2005	BCI		$127,838	0.21%	128,017	BCP0800709	127,856
CRV	Dec,29, 2004	Jan.18, 2005	BCI		$31,696	0.21%	31,741	BCP0800406	31,701
CRV	Dec.29, 2004	Jan.18, 2005	BCI		$15,998	0.21%	16,020	BCP0800406	16,000
CRV	Dec.29, 2004	Jan.18, 2005	BCI		$42,706	0.21%	42,766	BCP0800406	42,712
CRV	Dec.28, 2004	Jan.19, 2005	ABN AMRO BANK CHILE		$5,492	0.19%	5,500	BCP0800806	5,493
CRV	Dec.28, 2004	Jan.19, 2005	BANCO SANTANDER SANTIAGO		$2,094,084	0.25%	2,097,923	BCP0801205	2,094,607
CRV	Dec.28, 2004	Jan.19, 2005	BANCO SANTANDER SANTIAGO		$105,916	0.25%	106,110	BCP0800907	105,943
CRV	Dec.28, 2004	Jan.19, 2005	CITIBANK N.A.		$1,157,081	0.25%	1,159,203	BCP0800614	1,157,452
CRV	Dec.28, 2004	Jan.19, 2005	CITIBANK N.A.		$1,562,060	0.25%	1,564,923	BCP0800614	1,562,561
CRV	Dec.28, 2004	Jan.19, 2005	CITIBANK N.A.		$366,494	0.25%	367,166	BCP0800907	366,617
CRV	Dec.28, 2004	Jan.19, 2005	CITIBANK N.A.		$666,353	0.25%	667,575	BCP0800907	666,576
CRV	Dec.28, 2004	Jan.19, 2005	CITIBANK N.A.		$2,205,861	0.25%	2,209,905	BCP0801205	2,206,644
CRV	Dec.30, 2004	Jan.7, 2005	BANKBOSTON	UF	18,670	0.18%	18,679	CERO010108	18,671
CRV	Dec.21, 2004	Jan.10, 2005	ABN AMRO BANK CHILE	UF	2,200,000	0.18%	2,202,640	BCU0500907	2,201,320
CRV	Dec.21, 2004	Jan.10, 2005	DEUTSCHE BANK	UF	2,062,672	0.20%	2,065,422	PRC1D0896	2,064,047
CRV	Dec.21, 2004	Jan.10, 2005	DEUTSCHE BANK	UF	488,394	0.20%	489,045	PRC1D0498	488,720
CRV	Dec.21, 2004	Jan.10, 2005	DEUTSCHE BANK	UF	564,481	0.20%	565,234	PRC1D0897	564,858
CRV	Dec.21, 2004	Jan.10, 2005	DEUTSCHE BANK	UF	351,411	0.20%	351,880	PRC1D1097	351,646
CRV	Dec.21, 2004	Jan.10, 2005	DEUTSCHE BANK	UF	911,797	0.20%	913,013	PRC1D1197	912,405
CRV	Dec.21, 2004	Jan.10, 2005	DEUTSCHE BANK	UF	53,019	0.20%	53,090	PRC1A0398	53,055
CRV	Dec.21, 2004	Jan.10, 2005	DEUTSCHE BANK	UF	557,179	0.20%	557,922	PRC1D0798	557,551
CRV	Dec.21, 2004	Jan.10, 2005	DEUTSCHE BANK	UF	368,226	0.20%	368,717	PRC1D1298	368,472
CRV	Dec.21, 2004	Jan.10, 2005	DEUTSCHE BANK	UF	142,819	0.20%	143,009	PRC1D1296	142,914
CRV	Dec.27, 2004	Jan.11, 2005	BANCO BICE	UF	1,200,000	0.21%	1,201,260	CERO011006	1,200,336
CRV	Dec.23, 2004	Jan.11, 2005	BANCO SANTANDER SANTIAGO	UF	24,693	0.22%	24,728	PCDG021091	24,708
CRV	Dec.22, 2004	Jan.17, 2005	HSBC BANK	UF	324,101	0.22%	324,719	CERO010110	324,315
CRV	Dec.22, 2004	Jan.17, 2005	HSBC BANK	UF	1,072,472	0.22%	1,074,517	CERO010510	1,073,180
CRV	Dec.22, 2004	Jan.17, 2005	HSBC BANK	UF	784,103	0.22%	785,598	CERO010710	784,620
CRV	Dec.22, 2004	Jan.17, 2005	HSBC BANK	UF	1,017,104	0.22%	1,019,044	CERO010410	1,017,776
CRV	Dec.22, 2004	Jan.17, 2005	HSBC BANK	UF	802,220	0.22%	803,749	CERO010111	802,749
CRV	Dec.22, 2004	Jan.17, 2005	THE CHASE MANHATTAN BANK	UF	383,055	0.19%	383,686	PRC1D1096	383,274
CRV	Dec.22, 2004	Jan.17, 2005	THE CHASE MANHATTAN BANK	UF	2,194,979	0.19%	2,198,593	PRC1D1296	2,196,231
CRV	Dec.22, 2004	Jan.17, 2005	THE CHASE MANHATTAN BANK	UF	2,230,201	0.19%	2,233,873	PRC4D1298	2,231,472
CRV	Dec.22, 2004	Jan.17, 2005	THE CHASE MANHATTAN BANK	UF	42,477	0.19%	42,547	CERO010205	42,501
CRV	Dec.22, 2004	Jan.17, 2005	THE CHASE MANHATTAN BANK	UF	449,288	0.19%	450,028	PRC4D0798	449,544
CRV	Dec.29, 2004	Jan.18, 2005	BANCO ESTADO	UF	579,926	0.23%	580,816	CERO011007	580,015
CRV	Dec.29, 2004	Jan.18, 2005	BANCO ESTADO	UF	71,849	0.23%	71,959	CERO011106	71,860
CRV	Dec.29, 2004	Jan.18, 2005	BANCO ESTADO	UF	688,805	0.23%	689,861	CERO011105	688,911
CRV	Dec.29, 2004	Jan.18, 2005	BANCO ESTADO	UF	66,910	0.23%	67,012	CERO010812	66,920

104 2004 Annual Report Telefónica CTC Chile

10
Report on The Financial Statements

9, Information regarding purchase commitment and sales commitment transactions (agreements), continued:

Code	Dates		Counterparty	Original currency	Subscription value		Final Value	Instrument Identification
	Inception	End				Rate			Book Value

CRV	Dec.29, 2004	Jan.18, 2005	BANCO ESTADO	UF	317,672	0.23%	318,159	CERO011008	317,721
CRV	Dec.29, 2004	Jan.18, 2005	BANCO ESTADO	UF	158,650	0.23%	158,893	CERO011107	158,674
CRV	Dec.29, 2004	Jan.18, 2005	BANCO ESTADO	UF	82,064	0.23%	82,190	CERO011105	82,076
CRV	Dec.29, 2004	Jan.18, 2005	BANCO ESTADO	UF	249,063	0.23%	249,445	CERO011005	249,101
CRV	Dec.29, 2004	Jan.18, 2005	BANCO ESTADO	UF	217,671	0.23%	218,005	CERO010908	217,704
CRV	Dec.29, 2004	Jan.18, 2005	BANCO ESTADO	UF	46,285	023%	46,356	CERO011207	46,293
CRV	Dec.29, 2004	Jan.18, 2005	BANCO ESTADO	UF	18,648	0.23%	18,676	CERO010511	18,651
CRV	Dec.29, 2004	Jan.18, 2005	BANCO ESTADO	UF	273,129	0.23%	273,548	CERO010405	273,171
CRV	Dec.29, 2004	Jan.18, 2005	BANCO ESTADO	UF	420,171	0.23%	420,815	CERO010505	420,236
CRV	Dec.29, 2004	Jan.18, 2005	BANCO ESTADO	UF	20,536	0.23%	20,568	CERO010206	20,539
CRV	Dec.29, 2004	Jan.18, 2005	BANCO ESTADO	UF	70,413	0.23%	70,521	CERO010508	70,423
CRV	Dec.29, 2004	Jan.18, 2005	BANCO ESTADO	UF	28,654	0.23%	28,698	CERO010412	28,659
CRV	Dec.29, 2004	Jan.18, 2005	BANCO ESTADO	UF	75,081	0.23%	75,196	CERO010606	75,093
CRV	Dec.29, 2004	Jan.18, 2005	BANCO ESTADO	UF	76,013	0.23%	76,130	CERO010206	76,025
CRV	Dec.29, 2004	Jan.18, 2005	BANCO ESTADO	UF	15,328	0.23%	15,352	CERO010508	15,330
CRV	Dec.29, 2004	Jan.18, 2005	BANCO ESTADO	UF	21,663	0.23%	21,696	CERO010106	21,666
CRV	Dec.29, 2004	Jan.18, 2005	BANCO ESTADO	UF	30,391	0.23%	30,438	CERO010810	30,396
CRV	Dec.29, 2004	Jan.18, 2005	BANCO ESTADO	UF	272,020	0.23%	272,437	CERO010705	272,062
CRV	Dec.29, 2004	Jan.18, 2005	BANCO ESTADO	UF	146,563	0.23%	146,787	CERO010708	146,585
CRV	Dec.29, 2004	Jan.18, 2005	BANCO ESTADO	UF	331,404	0.23%	331,913	CERO010808	331.455
CRV	Dec.29, 2004	Jan.18, 2005	BANCO ESTADO	UF	210,482	0.23%	210,804	CERO010610	210,514
CRV	Dec.29, 2004	Jan.18, 2005	BANCO ESTADO	UF	143,753	0.23%	143,973	CERO010708	143,775
CRV	Dec.29, 2004	Jan.18, 2005	BANCO ESTADO	UF	23,894	0.23%	23,930	CERO010705	23,897
CRV	Dec.29, 2004	Jan.18, 2005	BANCO ESTADO	UF	249,817	0.23%	250,200	CERO010607	249,855
CRV	Dec.29, 2004	Jan.18, 2005	BANCO ESTADO	UF	80,055	0.23%	80,177	CERO010606	80,067
CRV	Dec.29, 2004	Jan.18, 2005	BANCO ESTADO	UF	13,091	0.23%	13,111	CERO010706	13,093
CRV	Dec.28, 2004	Jan.19, 2005	ABN AMRO BANK CHILE	UF	4,194,508	0.19%	4,200,475	BCU0500907	4,195,322
CRV	Dec.28, 2004	Jan.19, 2005	BANCO BICE	UF	59,987	0.25%	60,097	PRC1C0397	60,001
CRV	Dec.28, 2004	Jan.19, 2005	BANCO BICE	UF	59,951	0.25%	60,061	PRC1D0297	59,965
CRV	Dec.28, 2004	Jan.19, 2005	BANCO BICE	UF	1,386,597	0.25%	1,389,139	PRC1D1096	1,386,920
CRV	Dec.28, 2004	Jan.19, 2005	BANCO BICE	UF	138,877	0.25%	139,131	PRC4D0299	138,909
CRV	Dec.28, 2004	Jan.19, 2005	BANCO BICE	UF	211,474	0.25%	211,861	PRC5B0295	211,523
CRV	Dec.28, 2004	Jan.19, 2005	BANCO BICE	UF	362,552	0.25%	363,216	PRC5D0396	362,636
CRV	Dec.28, 2004	Jan.19, 2005	BANCO BICE	UF	312,011	0.25%	312,583	PRC5D1295	312,084
CRV	Dec.28, 2004	Jan.19, 2005	BANCO BICE	UF	114,210	0.25%	114,420	PRC6B1293	114,237
CRV	Dec.28, 2004	Jan.19, 2005	BANCO BICE	UF	338,572	0.25%	339,193	PRC6B0593	338,651
CRV	Dec.28, 2004	Jan.19, 2005	CITIBANK N.A.	UF	1,188,853	0.25%	1,191,033	CERO011005	1,188,853
CRV	Dec.28, 2004	Jan.19, 2005	CITIBANK N.A.	UF	853,298	0.25%	854,862	CERO011105	853,298
CRV	Dec.30, 2004	Jan.7, 2005	BANKBOSTON	USD	2,181,330	0.18%	2,182,377	BCD0500605	2,181,461
CRV	Dec.21, 2004	Jan.10, 2005	CITIBANK N.A.	USD	2,748	0.22%	2,752	ZERO051101	2,750
CRV	Dec.27, 2004	Jan.11, 2005	BANCO SANTANDER SANTIAGO	USD	4,753,662	0.22%	4,758,787	BCD0500108	4,755,120
CRV	Dec.23, 2004	Jan.11, 2005	BBVA	USD	40,569	0.18%	40,615	BCD0500205	40,588
CRV	Dec.23, 2004	Jan.11, 2005	BBVA	USD	110	0.18%	110	ZERO051101	110
CRV	Dec.23, 2004	Jan.11, 2005	BBVA	USD	877,901	0.18%	878,902	PRD04C1201	878,323
CRV	Dec.23, 2004	Jan.11, 2005	BBVA	USD	581,420	0.18%	582,083	PRD04C1201	581,698
CRV	Dec.27, 2004	Jan.12, 2005	BANCO SANTANDER SANTIAGO	USD	12,200,000	0.24%	12,215,616	BCD0500108	12,203,903
CRV	Dec.28, 2004	Jan.19, 2005	BANCO BICE	USD	580,562	0.25%	581,626	BCD0501005	580,696
CRV	Dec.28, 2004	Jan.19, 2005	BANCO BICE	USD	288,800	0.25%	289,329	PRD04C1001	288,982
CRV	Dec.28, 2004	Jan.19, 2005	BANCO BICE	USD	2,889,375	0.25%	2,894,673	PRD04D1001	2,890,047
CRV	Dec.28, 2004	Jan.19, 2005	BANCO BICE	USD	57,033	0.25%	57,138	BCD0500605	57,046
					96,100,000		96,243,589		96,143,426

2004 Annual Report Telefónica CTC Chile 105

Notes to the Consolidated Financial Statements, continued

10. Property, plant and equipment:

The detail of property, plant and equipment is as follows:

	2004		2003
Description	Accumulated depreciation ThCh$	Gross prop., plant and equipment ThCh$	Accumulated depreciation ThCh$	Gross prop., plant and equipment ThCh$

Land	–	26,340,152	–	28,321,545

Building and improvements	79,138,837	189,687,779	74,951,096	190,343,681

Machinery and equipment	1,981,424,272	3,112,316,611	1,989,768,853	3,543,119,301
Central office telephone equipment	937,626,211	1,213,875,862	1,025,691,140	1,674,904,496
External plant	730,872,401	1,441,754,524	673,743,298	1,430,481,968
Subscribers’ equipment	278,414,835	420,503,521	258,350,986	401,366,438
General equipment	34,510,825	36,182,704	31,983,429	36,366,399
Other Property, Plant and Equipment	141,293,801	257,569,111	205,836,368	385,595,071
Office furniture and equipment	76,337,210	104,180,152	97,036,514	131,790,453
Projects, work in progress and their materials	–	63,822,978	–	104,297,219
Leased assets (1)	3,918,578	5,194,969	4,415,995	10,966,086
Property, plant and equipment temporarily out of service	10,418,353	15,484,106	17,134,983	31,129,846
Software	49,820,369	67,893,686	86,414,548	106,316,739
Others	799,291	993,220	834,328	1,094,728
Technical revaluation-Circular 550	10,615,712	9,436,071	10,663,680	9,455,025

Total	2,212,472,622	3,595,349,724	2,281,219,997	4,156,834,623

(1)

As of December 31, 2004 this account is mainly composed of: ThCh$3,285,659 gross value of electronic and computer equipment and accumulated depreciation of ThCh$3,285,659 under a 12-year contract signed in 1994, in addition to ThCh$1,006,890 gross value of long-distance transmission equipment and accumulated depreciation of ThCh$251,723 under an 18-year contract signed in 1996.

Up to December 31, 2002, work in progress includes the financial cost of loans related to its financing in accordance with Technical Bulletin No. 31 of the Chilean Association of Accountants. Therefore gross property, plant and equipment includes capitalized interest up to that date and its balance amounts to ThCh$ 186,693,775 in both years. Accumulated depreciation for this interest amounts to ThCh$ 107,788,674 and ThCh$ 92,814,534 for 2004 and 2003, respectively.
Operating costs include a depreciation charge for the years ended December 31 2004 and 2003 of ThCh$ 219,685,844 and ThCh$ 270,279,610 respectively, and administration and selling expenses include a depreciation charge of ThCh$ 8,231,204 and ThCh$ 1,880,788 for 2004 and 2003, respectively. Property, plant and equipment temporarily out of service, is made up mainly of telephone equipment under repair and depreciation amounting to ThCh$ 6,335,419 and ThCh$3,760,250 for 2004 and 2003 respectively, which are classified under Other Non-operating Expenses.

The detail by caption of the technical revaluation is as follows:

Description	Net Balance ThCh$	Accumulated Depreciation ThCh$	Gross property, plant and equipment 2004 ThCh$	Gross property, plant and equipment 2003 ThCh$

Land	(488,952)	–	(488,952)	(489,305)
Building and improvements	(914,554)	(3,777,337)	(4,691,891)	(4,691,891)
Machinery and equipment	223,865	14,393,049	14,616,914	14,636,221
Total	(1,179,641)	10,615,712	9,436,071	9,455,025

Depreciation of the technical reappraisal surplus for the years ended December 31 was ThCh$(53,892) and ThCh$(54,820) for 2004 and 2003, respectively.

Gross property, plant and equipment includes assets that have been totally depreciated in the amount of ThCh$853,488,231 as of December 31, 2004 and ThCh$720,638,692 as of December 31, 2003, which include ThCh$12,082,832 and ThCh$12,276,091, respectively, from the reappraisals mentioned in Circular No. 550.

106 2004 Annual Report Telefónica CTC Chile

10
Report on The Financial Statements

11. Investments in Related Companies:

The detail of investments in related companies is as follows:

Taxp. No.	Company	Country of origin	Currency controlling the investment	Number of shares	Percentage participation		Equity of the companies
					2004%	2003%	2004 ThCh$	2003 ThCh$

Foreign	TBS Celular Participación S.A (3)	Brasil	Dólar	400,999,739	2.61	2.61	154,184,940	187,039,397
96.895.220-k	Atento Chile S.A.	Chile	Pesos	3,049,998	28.84	28.84	12,472,386	9,867,164
93.541.000-2	Impresora y Comercial Publiguías S.A. (2)	Chile	Pesos	45,648	–	9.00	–	32,318,307
96.922.950-1	Empresa de Tarjetas Inteligentes S.A. (4)	Chile	Pesos	271,615	20.00	20.00	–	467,600
96.725.400-2	Sonda S.A. (1)	Chile	Pesos	52,282	–	35.00	–	–

		Net income (loss) of the companies		Equity in income (loss) of the investment		Investment value		Unearned Income		Investment book value
Taxp. No.	Company	2004 ThCh$	2003 ThCh$	2004 ThCh$	2003 ThCh$	2004 ThCh$	2003 ThCh$	2004 ThCh$	2003 ThCh$	2004 ThCh$	2003 ThCh$

Foreign	TBS Celular Participación S.A. (3)	3,520,720	2,249,873	91,891	58,614	4,024,228	4,391,490	–	–	4,024,228	4,391,490
96.895.220-k	Atento Chile S.A.	2,178,970	425,330	628,415	222,901	3,597,035	2,940,544	–	–	3,597,035	2,940,544
93.541.000-2	Impresora y Comercial Publiguías S.A. (2)	–	10,003,682	(77,533)	840,239	–	2,844,902	–	–	–	2,844,902
96.922.950-1	Empresa de Tarjetas Inteligentes S.A. (4)	(500,699)	(136,410)	(100,140)	(24,481)	–	96,082	–	–	–	96,082
96.725.400-2	Sonda S.A. (1)	–	(1,141,409)	–	(399,493)	–	–	–	–	–	–
Total						7,621,263	10,273,018	–	–	7,621,263	10,273,018

(1)	On July 29, 2003, Inversiones Santa Isabel Ltda. informed its decision to exercise the purchase option for the remaining 35% of Sonda S.A. agreed upon with Telefónica Empresas Chile S.A.
On August 26, 2003, the Company sold 35% of the shares of Sonda S.A. for ThCh$ 33,388,363, for UF 1,972,206. In this transaction Telefónica recognized a gain of ThCh$6,999,276 before taxes (ThCh$ 5,683,065 net of the effect of taxes).
As Telefónica Empresas, does not participate in Sonda S.A. at December 31, 2003, it has only recognized 35% of net income of Sonda S.A. up to June 30, 2003 as proportional equity value.
(2)

On April 26, 2004, Compañía de Telecomuniciones de Chile S.A. sold its 9% holding in Impresora y Comercial Publiguías S.A., to Telefónica Publicidad e Información S.A.. The selling price was US$ 14,760,000, equivalent to Ch$ 9,013 million, with a gain after taxes of Ch$ 4,940 million. (see note 22a)

(3)

The Company records its investment in TBS Celular using the equity method since it exercises significant influence through the business group to which it belongs, as established in paragraph No. 4 of Circular 1179 issued by the Superintendency of Securities and Insurance and ratified in Title II of Circular 1697. Although Telefónica CTC Chile only has a 2.61% direct participation in TBS Celular, its Parent Company,Telefónica España directly and indirectly has a percentage exceeding 20% ownership of the capital stock of that company.

(4)

Investment for which a provision has been established for the Company’s participation in the negative shareholders’ equity of this related company. This provision is included in “other current liabilities”.

As of the date of these financial statements there are no liabilities for hedge instruments assigned to foreign investments. The Company has the intention of reinvesting net income from foreign investments on a permanent basis, therefore there is no net income that is potentially remittable.

2004 Annual Report Telefónica CTC Chile 107

Notes to the Consolidated Financial Statements, continued

12. Goodwill:

The detail of goodwill is as follows:

			2004		2003
Taxpayer No.	Company	Year	Amount amortized in the year ended December 31 ThCh$	Balance of Goodwill ThCh$	Amount amortized in the year ended December 31 ThCh$	Balance of Goodwill ThCh$

Foreign	TBS Celular Participación S.A.	2001	180,564	2,579,678	180,069	2,760,242
96.887.420-9	Globus 120 S.A.	1998	1,114,008	15,332,487	1,110,965	16,446,495
78.703.410-1	Tecnonáutica S.A.	1999	147,575	881,862	147,341	1,029,437
96.786.140-5	Telefónica Móvil de Chile S.A. (c)	1997	138,829,224	–	10,109,332	141,170,590
96.834.320-3	Telefónica Internet Empresas S.A. (b)	1999	91,068	544,670	90,820	635,738
96.811.570-7	Telepeajes S.A.	2001	39,896	–	39,897	39,896
83.628.100-4	Sonda S.A. (a)	1999	–	–	11,982,453	–
Total			140,402,335	19,338,697	23,660,877	162,082,398

Goodwill amortization periods have been determined taking into account aspects such as the nature and characteristics of the business and estimated period of return of investment.

(a)	As a result of the sale in July 2003 of the 35% holding in this company, the goodwill balance as of that date was written off.
(b)	On June 19, 2003, Infoera S.A. changed its name to Telefónica Internet Empresas S.A.
(c)

As indicated in Note 2d) No. 2, with of the sale of this subsidiary on July 23, 2004, the Company extraordinarily amortized the remaining goodwill on that investment as of June 30, 2004, of ThCh$133,872,010.

13. Intangibles:

The detail of Intangibles is as follows:

	2004 ThCh$	2003 ThCh$

Underwater cable rights (gross)	34,856,240	29,173,800
Accumulated amortization previous period	(3,370,070)	(2,425,351)
Amortization for the period	(1,663,320)	(944,719)
Licenses (Software) (gross)	3,593,878	2,410,370
Accumulated amortization previous period	(947,701)	(268,665)
Amortization for the period	(912,757)	(679,036)
Licenses for use of broad-band width	–	9,832,585
Accumulated amortization previous period	–	(27,315)
Amortization for the period	–	(327,751)

Total Net Intangibles	31,556,270	36,743,918

108 2004 Annual Report Telefónica CTC Chile

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Report on The Financial Statements

14. Others (from Other Assets):

The detail of Others is as follows:

	2004 ThCh$	2003 ThCh$

Deferred disbursements for obtaining external financing (see note 8b) (a)	1,290,187	1,268,583
Deferred union contract bonus (see note 8a)	1,184,954	2,353,657
Bond issue expenses (see note 25)	471,783	2,169,109
Bond discount (see note 25)	227,917	3,509,805
Deferred forward contract premiums	–	109,583
Prepaid pole rental	–	196,016
Securities deposits	131,895	135,840
Deferred actuarial indemnity difference (b)	4,524,872	–
Deferred staff severance indemnities (c)	5,460,901	–
Others	163,539	733,163

Total	13,456,048	10,475,756

(a)

This amount corresponds to the cost (net of amortizations) of the mandatory reserve paid to the Banco Central de Chile and disbursements incurred for foreign loans obtained by the Company, to finance its investment plan.

(b)

With the new contractual conditions in force in the Company, during 2004 the variable future permanence of employees was modified on the basis of the calculation of staff severance indemnities, a variable determined on the basis of actuarial estimations, as established in Technical Bulletin No. 8 of the Chilean Association of Accountants.

The difference at the beginning of the year as a result of changes in the actuarial estimates constitutes actuarial gains or losses, which are deferred and amortized during the years of average future permanence remaining for the employees that will receive the benefit.
(c)

In conformity with the union agreements between the Company and its employees, loans were granted to employees, the amounts and conditions of which were based, among other aspects, on the accrued balances of staff severance indemnities when they were granted.

The loan is presented in other long-term receivables. The staff severance indemnities provision has been partially recorded at its current value, deferring and amortizing this effect over the years of average future permanence remaining of the employee who accepted the benefit.

2004 Annual Report Telefónica CTC Chile 109

Notes to the Consolidated Financial Statements, continued

15. Short-term debt with banks and financial institutions:

The breakdown of short-term obligations with banks and financial institutions is as follows:

Taxp. No.	Bank or financial institution Short-term	US$		U.F.		Ch$		TOTAL
		2004 ThCh$	2003 ThCh$	2004 ThCh$	2003 ThCh$	2004 ThCh$	2003 ThCh$	2004 ThCh$	2003 ThCh$

97.030.000-7	BANCOESTADO	–	–	–	–	9,418,430	9,614,076	9,418,430	9,614,076
97.015.000-5	SANTANDER SANTIAGO	–	–	–	–	10,060,544	10,197,419	10,060,544	10,197,419
	Total	–	–	–	–	19,478,974	19,811,495	19,478,974	19,811,495

	Outstanding principal	–	–	–	–	19,099,879	19,577,376	19,099,879	19,577,376

	Average annual interest rate	–	–	–	–	2,98%	3,29%	2,98%	3,29%

	Current maturities of long-term debt

97.015.000-5	SANTANDER SANTIAGO	–	–	206,743	61,874,780	–	–	206,743	61,874,780
FOREIGN	CALYON NEW YORK BRANCH Y OTROS	90,423	–	–	–	–	–	90,423	–
FOREIGN	ABN AMRO BANK	1,136,631	963,675	–	–	–	–	1,136,631	963,675
FOREIGN	BANCO BILBAO VIZCAYA ARGENTARIA	14,082,990	15,937,648	–	–	–	–	14,082,990	15,937,648
97.008.000-7	BANCO CITIBANK	–	6,655,808	–	–	–	–	–	6,655,808
	Total	15,310,044	23,557,131	206,743	61,874,780	–	–	15,516,787	85,431,911

	Outstanding principal	13,935,000	21,753,249	–	61,654,365	–	–	13,935,000	83,407,614

	Average annual interest rate	2,41%	1,68%	1,55%	1,65%	–	–	2,41%	1,66%

Percentage of obligations in foreign currency	: 43.75 % for 2004 and	22.38% for 2003
Percentage of obligations in local currency	: 56.25 % for 2004 and	77.62% for 2003

110 2004 Annual Report Telefónica CTC Chile

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Report on The Financial Statements

16. Long-term debt with banks and financial institutions:

Long-term obligations with banks and financial institutions:

Taxp, No.	Bank or Financial Institution	Currency or Indexation Index	Years to maturity for long-term portion			Long-term portion as of Dec. 31, 2004 ThCh$	Average Annual Interest Rate %	Long-term portion as of Dec. 31, 2003 ThCh$
			1 a 2 ThCh$	2 a 3 ThCh$	3 a 5 ThCh$

LOANS IN DOLLARS
Foreign	CALYON NEW YORK BRANCH Y OTROS (1)	US$	–	–	111,480,000	111,480,000	Libor + 0.40%	–
Foreign	ABN AMRO BANK (2)	US$	58,527,000	75,249,000	33,444,000	167,220,000	Libor + 1.063%	182,593,500
97.008.000-7	BANCO CITIBANK	US$	–	–	–	–	–	9,805,686
Foreign	BANCO BILBAO VIZCAYA ARGENTARIA	US$	–	–	–	–	–	121,729,000
SUBTOTAL			58,527,000	75,249,000	144,924,000	278,700,000	2.94%	314,128,186

LOANS IN UNIDADES DE FOMENTO

97.015.000-5	SANTANDER SANTIAGO (3)	UF	–	–	61,562,113	61,562,113	Tab 360 + 0,95%	–

Total			58,527,000	75,249,000	206,486,113	340,262,113	1,55%	314,128,186

Percentage of obligations in foreign currency:	81,91% in 2004 and 100,00 % in 2003
Percentage of obligations in local currency:	18,09% in 2004 and-in 2003
(1)	In December 2004, the Company renegotiated this loan, extending its due date from January and August 2005 to December 2009, in addition to changing the agent bank
(2)	In April 2003, the Company renegotiated this loan, extending its maturity date from December 2003 to April 2008, in addition to changing the agent bank which was Citibank N.A..
(3)	In March 2004, the Company renegotiated this loan, extending its maturity date from April 2004 to April 2008.

2004 Annual Report Telefónica CTC Chile 111

Notes to the Consolidated Financial Statements, continued

17. Obligations with the Public:

a) Commercial paper:

On January 27, 2003, Telefónica CTC Chile registered a commercial paper line in the securities registry, the inspection number of which is 5. The maximum amount of the line is ThCh$ 35,000,000, and placements charged to this line may not exceed that amount. The term of this line will be 10 years from the date of registration with the Superintendency of Securities and Insurance. The interest rate will be defined on each issuance of these commercial papers.

On May 12, 2004, there was a second placement in two series (C and D) for ThCh $ 35,000,000 of the same type of financial instrument. The placement agent was Santander Investment S.A.

The details of these transactions are those described below:

Registration or identification number of the instrument	Series	Current nominal amount placed ThCh$	Bond readjustment unit ThCh$					Placement in Chile or abroad
				Interest rate %	Final Maturity	Accounting value
						2004 ThCh$	2003 ThCh$

Short-term
commercial paper
005	C	17,500,000	CH$ NON-ADJUSTABLE	0.2257	05-04-2005	17,393,440	–	Chile
005	D	17,500,000	CH$ NON-ADJUSTABLE	0.2286	05-05-2005	17,353,277	–	Chile

Total						34,746,717	–

b) Bonds The detail of obligations with the public for bond issues, classified as short and long-term is as follows:

						Frequency		Par value
Registration number or identification of the instruments	Series	Nominal Amount of issue	Readjustment unit for bond	Nominal annual interest rate %	Final maturity	Interest payment	Amortizations	2004 ThCh$	2003 ThCh$	Location of bond placement

Short-term portion of long-term bonds
143.27.06.91	F	71,429	U.F.	6.000	ABR.2016	SEMI-ANNUAL	SEMI-ANNUAL	1,415,297	1,430,445	CHILE
203.23.04.98	K (A)	3,992,424	U.F.	6.750	FEB.2020	SEMI-ANNUAL	SEMI-ANNUAL	70,877,120	1,877,430	CHILE
Issued in New York	Yankee Bonds	–	US$	7.625	JUL.2006	SEMI-ANNUAL	MATURITY	704,602	5,055,505	ABROAD
Issued in New York	Yankee Bonds	–	US$	8.375	ENE.2006	SEMI-ANNUAL	MATURITY	3,401,602	3,985,263	ABROAD
Issued in Luxembourg	Eurobonds	–	EURO	5.375	AGO.2004	SEMI-ANNUAL	MATURITY	–	103,174,216	ABROAD

Total								76,398,621	115,522,859

Long-term bonds
143.27.06.91	F	750,000	U.F.	6.000	ABR.2016	SEMI-ANNUAL	SEMI-ANNUAL	12,987,796	14,246,036	CHILE
203.23.04.98	K		U.F.	6.750	FEB.2020	SEMI-ANNUAL	SEMI-ANNUAL	–	69,240,613	CHILE
Issued in New York	Yankee Bonds (b)	49,603,000	US$	7.625	JUL.2006	SEMI-ANNUAL	MATURITY	27,648,712	114,233,538	ABROAD
Issued in New York	Yankee Bonds (c)	156,440,000	US$	8.375	ENE.2006	SEMI-ANNUAL	MATURITY	87,199,656	121,729,000	ABROAD

Total								127,836,164	319,449,187

112 2004 Annual Report Telefónica CTC Chile

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Report on The Financial Statements

a)       During December 2004 and as stated in the sixth clause, letter K of the Bond Issuance Agreement, Telefónica CTC Chile decided to exercise the advanced redemption option of all the Bonds of this series. The amount of the redemption of this issuance is U.F. 3,992,424 plus interest accrued until February 15, 2005, the effective date of the redemption. This has meant recognizing in income the balances pending amortization for “Bond issue expenses” and “Bond discount”, reducing the term to the advanced redemption date. As of December 31, 2004 the extraordinary effects from these amortizations on total income amount to ThCh $ 3,236,587, (included in Financial Expenses).

b)       Starting May 2003 and until December of that same year, Telefónica CTC Chile, partially repurchased US$12.3 million of its placement denominated in the same currency. This repurchase was carried out at an average of 111.05% of par value, which meant a payment of US$13.68 million, plus accrued interest as of that date on the nominal amount of the repurchase. During November and December 2004, Telefónica CTC Chile effected a repurchase offer for the dollar issuances. As a product of this offer, in those two months and for that placement, the Company repurchased US$138,082,000. This operation was carried out paying an average price of 107.0 % of the par value. The partial repurchase of this series resulted in the Company recognizing extraordinary proportional amortization of the balances corresponding to “Bond issue expenses” and “Bond discount”, as well as on payment of the repurchase. The net of these three effects of ThCh$6,631,649, was charged to financial expenses for the period.

c)       During November and December 2004, Telefónica CTC Chile deffected an offer to repurchase US$ issuances. As a result of this offer the Company in these two months, and for this placement, repurchased US$43,560,000. This operation was carried out at a price of 105.356% of par value. The partial repurchase of this series meant recognizing extraordinary amortizations proportional to the balances corresponding to “Bond issue expenses”, “Bond discount”, as well as on payment of the repurchase. The net of these three effects of ThCh$1,461,539, was charged to financial expenses for the period.

18. Accruals:

The detail of accruals shown in liabilities is as follows:

	2004 ThCh$	2003 ThCh$

Current
Staff severance indemnities	208,310	194,432
Vacation	3,838,816	4,817,923
Other employee benefits (a)	4,780,578	8,778,844
Employee benefit advances	(1,364,633)	(1,919,331)

Sub-Totals	7,463,071	11,871,868

Long-term
Staff severance indemnities	29,254,826	19,675,441

Total	36,717,897	31,547,309

(a)	Includes provisions for the bonus guaranteed under the current union contract, and miscellaneous.

During 2004 and 2003, there were a bad debt write-off of ThCh$ 22,125,586 and ThCh$ 20,639,447, respectively, which were charged against the respective allowance for doubtful accounts.

2004 Annual Report Telefónica CTC Chile 113

Notes to the Consolidated Financial Statements, continued

19. Staff severance indemnities:

The detail of the charge to income for staff severance indemnities is as follows:

	2004 ThCh$	2003 ThCh$

Operating costs and administration and selling expenses	4,207,200	4,174,126
Other non-operating expenses	3,237,378	–
Total	7,444,578	4,174,126

Payments in the period	2,148,685	(2,261,172)

For 2004 includes payment of the balances of staff indemnities of ThCh$ (7,837,088) net of the increase in the provision for change in the future permanence and change in the provision (see Note 14b and 14c) of employees for ThCh $ 9,985,773.

20. Minority interest:

Minority interest recognizes the portion of equity and revenues of subsidiaries owned by third parties. The breakdown for the years ended December 31, 2004 and 2003, respectively, is as follows:

Subsidiaries	Percentage Minority Interest		Participation in equity		Participation in net income (loss)
	2004%	2003%	2004 ThCh$	2003 ThCh$	2004 ThCh$	2003 ThCh$

Administradora de Sistemas de Telepeajes de Chile S.A.	20,00	20,00	244.363	95.759	149.384	(10.018)
Telefónica Mundo S.A.	0,84	0,84	1.153.555	1.121.755	81.191	163.348
Fundación Telefónica	50,00	50,00	233.266	180.809	52.457	(9.105)
CTC Equipos y Servicios S.A.	0,0001	–	39	32	6	8

Total			1.631.223	1.398.355	283.038	144.233

114 2004 Annual Report Telefónica CTC Chile

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21. Shareholders’ Equity

During the years ended December 31, 2004 and 2003, respectively, changes in shareholders’ equity accounts are as follows:

	Paid-in capital ThCh$	Contributed surplus ThCh$	Other reserves ThCh$	Retained earnings ThCh$	Net income for the year ThCh$	Interim dividend ThCh$	Total shareholders’ equity ThCh$

2004
Balances as of December 31, 2003	859,490,281	–	(791,199)	421,404,583	10,133,882	–	1,290,237,547
Transfer of 2003 net income to retained earnings	–	–	–	10,133,882	(10,133,882)	–	–
Adjustment of foreign investment conversion reserve	–	–	(425,240)	–	–	–	(425,240)
Final dividend 2003	–	–	–	(3,062,903)	–	–	(3,062,903)
Final dividend	–	–	–	(385,685,783)	–	–	(385,685,783)
2004 interim dividend	–	–	–	–	–	(252,992,348)	(252,992,348)
Price-level restatement	21,487,256	–	(21,212)	6,016,572	–	(2,311,551)	25,171,065
Net income for the year	–	–	–	–	311,628,674	–	311,628,674

Balances as of December 31, 2004	880,977,537	–	(1,237,651)	48,806,351	311,628,674	(255,303,899)	984,871,012

2003
Balances as of December 31, 2002	736,468,120	114,512,356	1,924,736	451,465,216	(17,680,376)	–	1,286,690,05
Transfer of 2002 loss to retained earnings	–	–	–	(17,680,376)	17,680,376	–	–
Absorption of accumulated deficit development period	114,512,356	(114,512,356)	–	–	–	–	–
Final dividend 2002	–	–	–	(16,750,249)	–	–	(16,750,249)
Adjustment of foreign investment conversion reserve	–	–	(2,721,166)	–	–	–	(2,721,166)
Price-level restatement	8,509,805	–	5,231	4,369,992	–	–	12,885,028
Net income for the year	–	–	–	–	10,133,882	–	10,133,882

Balances as of December 31, 2003	859,490,281	–	(791,199)	421,404,583	10,133,882	–	1,290,237,54

Restated balances as of December 31, 2004	880,977,537	–	(810,979)	431,939,697	10,387,229	–	1,322,493,484

As established in Article No.10 of Law 18,046 on Corporations, price-level restatement of shareholders’ equity has been incorporated into paid-in capital.

(a) Paid-in capital:

As of December 31, 2004,the Company’s paid-in capital is as follows:

Number of shares:

				Paid-in capital:
				Series	Subscribed Capital ThCh$	Paid-in Capital ThCh$

				A	804,434,684	804,434,684
				B	76,542,853	76,542,853
Series	No. of subscribed shares	No. of paid shares	No. of shares with voting rights	On July 11, 2003, the Extraordinary Shareholders’ Meeting agreed to increase share capital, by capitalizing the share premium for ThCh$114,512,356

A	873,995,447	873,995,447	873,995,447
B	83,161,638	83,161,638	83,161,638

2004 Annual Report Telefónica CTC Chile 115

Notes to the Consolidated Financial Statements, continued
21. Shareholders’ Equity, continued:

(b) Shareholder stratification:

As indicated in Circular No. 792 of the Chilean Superintendency of Securities and Insurance, the stratification of shareholders by percentage shareholding in the Company as of December 31, 2004 is as follows:

ii) Dividends distributed in the year:

On July 11, 2003, the Extraordinary Shareholders’ Meeting agreed to pay a dividend of ThCh$16,750,249 (historical), with a charge to retained earnings as of December 31, 2002, which was paid on July 31, 2003.

On April 15, 2004, the Annual General Shareholders’ Meeting approved a final dividend of (No. 164) Ch$ 3.20 per share equivalent to ThCh$3,062,903, with a charge to net income for 2003. The dividend was paid on May 7, 2004.

Additionally, during July 2004 the following dividend distribution was agreed:

-        On June 14, 2004, the Board of Directors of the Company agreed to give shareholders’ a temporary dividend on of 2004 net income.

-        In turn, the Extraordinary Shareholders’ Meeting of July 15, 2004, approved the sale of the subsidiary Telefónica Móvil de Chile S.A., and the distribution of a final dividend against retained earnings as of December 31, 2003.

Both dividends, in the amount of US$800 million, were subject to materialization of the sale of all the shares of Telefónica Móvil de Chile S.A., event that would be consummated if Telefónica Móviles S.A, accepted the proposal of the Extraordinary Shareholders’ Meeting,which implied it assuming the taxes arising out of the sale operation, that amount to US$51 million.

On July 23, 2004, the agreement for the sale of the shares of the former subsidiary Telefónica Móvil de Chile S.A. was signed. Therefore, on August 31, 2004, the Company paid the dividends resulting from the sale of its subsidiary. The dividends are analyzed in the following manner:

-        Dividend No. 165, with a charge to retained earnings of ThCh$385,685,783.

-        Dividend No. 166, in the nature of an interim dividend of ThCh$128,561,925, with a charge to 2004 net income.

In the context of the modification of the dividend policy approved in September 2004, the Board agreed to distribute interim dividend (No. 167) with a charge to 2004 net income of $130 per share equivalent to ThCh$124,430,423 which was paid on November 4, 2004.

Type of shareholder	Percentage of Total holdings %	Number of shareholders

10% holding or more	56.53	2
Less than 10% holding:
Investment equal to or exceeding UF 200	42.69	1,870
Investment under UF 200	0.78	11,540
Total	100.00	13,412

Company controller	44.90	1

(c) Dividends:

As established in Law No. 18,046, unless otherwise agreed upon by the unanimous vote of all shareholders at a Shareholders’ Meeting, when there is net income, at least 30% must be distributed as dividends.

On April 4, 2003, the Annual General Shareholders’ Meeting was informed of the dividend distribution policy proposed by the Board for 2003, this being the minimum legal distribution, as indicated in the preceding paragraph.

i) Dividend policy:

On September 21, 2004, the Company’s Board of Directors, in view of the cash situation, levels of projected investment and solid financial indicators for 2004 and thereafter, modified the distribution of dividends reported to the Annual General Shareholders’ Meeting of April 2004, and declared that it is the intention of the Board to distribute 100% of net income earned during the respective year, through an interim dividend in November of each year and a final dividend in May of the following year, and that will submitted to the corresponding Annual General Shareholders’ Meeting.

116 2004 Annual Report Telefónica CTC Chile

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(d) Other reserves:

Other Reserves include the net effect of the adjustment for conversion differences as established in Technical Bulletin No. 64 of the Chilean Association of Accountants, the detail of which is as follows:

Company		Amount December 31, 2003 ThCh$	Price-level restatement ThCh$	Net Movement ThCh$	Balance as of December 31, 2004 ThCh$

96.720.710-1	INVERCOM S.A.	41,417	–	(41,417)	–
84.119.600-7	INVERCOM S.A.	15,883	–	(15,883)	–
FOREIGN	TBS PARTICIPACIÓN S.A.(1)	(848,499)	(21,212)	(367,940)	(1,237,651)
Total		(791,199)	(21,212)	(425,240)	(1,237,651)

(1)	This increase (decrease) corresponds to the net effect of the adjustment for conversion difference as established in Technical Bulletin No. 64 of the Chilean Association of Accountants.

22. Income and Expenses:

a) Other non-operating income:

The breakdown of other non-operating income is as follows:	2004 ThCh$	2003 ThCh$

Other Income:
Penalties on suppliers and indemnities	184,672	2,705,792
Proceeds from sale of used equipment	2,655,537	–
Sales of promotional material	102,087	–
Real estate rental	193,335	–
Gain on sale Publiguías S.A. (1)	6,502,477	–
Gain on sale Telefónica Móvil de Chile S.A. (2)	464,847,415	–
Provision for lower market value of New Skies Satellites	222,413	–
Gain on sale Sonda S.A. (4)	–	3,647,237
Provision for adjustment to market value of Terra Network (3)	–	3,448,138
Final compensatory payment for termination of Publiguías agreement	–	1,606,869
Others	781,074	1,234,179

Total	475,489,010	12,642,215

(1)	See note 11 “Investment in related Companies” number 2.
(2)	See note 2 d) “Significant Accounting Principles” number 2.
(3)

The Board meeting held on July 10, 2003, approved the sale of the 2,984,986 shares that the company held in Terra Networks S.A., through the Public Offering launched by Telefónica S.A. The price was 5.25 Euros per share which at the exchange rate at the date on which the sale materialized, represented a total sales value of ThCh$12,744,558.

(4)	Corresponds to the sale of 35% of Sonda S.A.

2004 Annual Report Telefónica CTC Chile 117

Notes to the Consolidated Financial Statements, continued

22. Income and Expenses, continued:

b) Other non-operating expenses:

The detail of other non-operating expenses is as follows:

Other Expenses:	2004 ThCh$	2003 ThCh$

Lawsuit indemnities and other provisions	682,958	891,241
Depreciation and retirement of out of service property, plant and equipment (1)	8,003,719	8,367,081
Restructuring costs	6,225,151	–
Provision for assets in disuse	9,565,831	2,097,930
Donations	173,580	538,818
Others	19,725	887,742

Total	24,670,964	12,782,812

(1)

As of December 2004 other non-operating expenses are mainly composed of the depreciation of the La Serena Cable TV network and in 2003 includes depreciation of the Concepción Cable TV network (assets temporarily out of service) not transferred in the sale of the subsidiary Multimedia to Cordillera Comunicaciones.

23. Price-level restatement:

The detail of price-level restatement is as follows:

Assets (Charges) Credits	Indexation	2004 ThCh$	2003 ThCh$

Inventories	I.P.C	210,351	90,887
Prepaid expenses	I.P.C	4,268	5,225
Prepaid expenses	U.F.	(72,674)	28,668
Other current assets	I.P.C	(152,257)	680,167
Other current assets	U.F.	(4,041,591)	(6,414,936)
Short and long-term deferred taxes	I.P.C	3,329,819	1,509,245
Property, plant and equipment	I.P.C	39,795,009	19,295,052
Investments in related companies	I.P.C	140,696	451,312
Goodwill	I.P.C	1,611,863	1,861,916
Long-term debtors	I.P.C	(176,796)	(1,315,976)
Long-term debtors	U.F.	228,282	–
Other long-term assets	I.P.C	956,719	236,690
Other long-term assets	U.F.	35,353	2,334,641
Expense accounts	I.P.C	8,479,390	159,744

Total (Charges) Credits		50,348,432	18,922,635

118 2004 Annual Report Telefónica CTC Chile

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Liabilities - Shareholders’ Equity (Charges) Credits	Indexation	2004 ThCh$	2003 ThCh$

Short-term obligations	I.P.C	14,311	41,088
Short-term obligations	U.F.	(5,735,154)	(1,759,557)
Long-term obligations	I.P.C	(12,531)	(13,438)
Long-term obligations	U.F.	(4,062,790)	(3,291,775)
Shareholders’ equity	I.P.C	(25,171,065)	(13,207,154)
Revenue accounts	I.P.C	(19,547,817)	(306,065)

Total Credits (Charges)		(54,515,046)	(18,536,901)

(Loss) Gaing from price-level restatement, net		(4,166,614)	385,734

24. Foreign exchange gains/losses:

The detail of foreign exchange gain loss is as follows:

Assets (Charges) Credits	Currency	2004 ThCh$	2003 ThCh$

Current assets	US$	19,721,180	(6,533,132)
Current assets	EURO	3,823,369	(6,491,535)
Long-term receivables	US$	5,206,898	339,134
Long-term receivables	EURO	–	(7,081,197)
Other long-term assets	US$	58,791	(387,652)
Other long-term assets	EURO	71	108,223

Total Credits		28,810,309	(20,046,159)

Liabilities (Charges) Credits	Currency	2004 ThCh$	2003 ThCh$

Short-term obligations	US$	(27,262,699)	(101,162,255)
Short-term obligations	EURO	(3,668,775)	1,896,294
Long-term obligations	US$	15,269,791	108,164,315
Long-term obligations	EURO	–	11,412,594

Total (Charges)		(15,661,683)	20,310,948

Foreign exchange gain, net		13,148,626	264,789

2004 Annual Report Telefónica CTC Chile 119

Notes to the Consolidated Financial Statements, continued

25. Issuance and placement of shares and debt expense:

The detail of this item is as follows:

	Short-term		Long-term
	2004 ThCh$	2003 ThCh$	2004 ThCh$	2003 ThCh$

Bond issuance expenses	574,764	511,902	471,783	2,169,109
Discount on debt	418,261	1,243,184	227,917	3,509,805
Commercial paper issuance expense	177,167	–	–	–

Total	1,170,192	1,755,086	699,700	5,678,914

These items are classified under Other Current Assets and Other Long-term Assets, as applicable and are amortized over the term of the respective obligations, as described in Note 17 “Obligations with the Public”.

26. Cash flows:

Financing and investment activities that do not generate cash flows during the period, but which commit future cash flows are as follows:

a)	Financing activities: The breakdown of financing activities that commit future cash flows are:

Obligations with banks and financial institutions	- see Notes No. 15 and 16
Obligations with the public	- see Notes No. 17

b)	Investment activities: Investment activities that commit future cash flows are as follows:

	Maturity	ThCh$

Zero	2005	18,492,489
BCD	2005	7,188,926

c)	Cash and cash equivalents:

	2004 ThCh$	2003 ThCh$

Cash	7,859,890	19,826,344
Time deposits	53,138,702	5,512,430
Mutual funds	–	316,137
Other current assets	96,143,426	8,509,014

Total	157,142,018	34,163,925

120 2004 Annual Report Telefónica CTC Chile

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27. Derivative Contracts:

The breakdown of derivative contracts is as follows:

Type of Derivative	Type of Contract	Contract Value	Maturity or Expir.	Specific Item	Purchase Sale Position	Hedged Item or Transaction		Value of Hedged Item ThCh$	Affected Accounts
									Asset / Liability		Effect on Income
						Name	Amount		Name	Amount ThCh$	Realized	Unrealized ThCh$

FR	CI	38,100,000	I TRIM. 2005	EXCHANGE RATE	C	OBLIG. IN US$	38,100,000	21,236,940	ASSET	21,236,940	–	(1,932,243)
									LIABILITIES	(23,489,598)
FR	CI	62,000,000	II TRIM. 2005	EXCHANGE RATE	C	OBLIG. IN US$	62,000,000	34,558,800	ASSET	34,558,800	–	(4,105,409)
									LIABILITIES	(38,727,435)
FR	CI	41,800,000	III TRIM. 2005	EXCHANGE RATE	C	OBLIG. IN US$	41,800,000	23,299,320	ASSET	23,299,320	–	(3,628,593)
									LIABILITIES	(26,082,350)
FR	CI	40,000,000	IV TRIM. 2005	EXCHANGE RATE	C	OBLIG. IN US$	40,000,000	22,296,000	ASSET	22,296,000	–	(2,029,999)
									LIABILITIES	(23,626,024)
FR	CI	19,000,000	III TRIM. 2006	EXCHANGE RATE	C	OBLIG. IN US$	19,000,000	10,590,600	ASSET	10,590,600	–	(793,344)
									LIABILITIES	(11,269,908)
FR	CCPE	73,500,000	I TRIM. 2005	EXCHANGE RATE	C	OBLIG. IN US$	73,500,000	40,968,900	ASSET	40,968,900	–	(3,639,763)
									LIABILITIES	(45,088,580)
FR	CCPE	79,300,000	II TRIM. 2005	EXCHANGE RATE	C	OBLIG. IN US$	79,300,000	44,201,820	ASSET	44,201,820	–	(6,003,196)
									LIABILITIES	(49,853,255)
FR	CCPE	96,700,000	III TRIM. 2005	EXCHANGE RATE	C	OBLIG. IN US$	96,700,000	53,900,580	ASSET	53,900,580	–	(8,245,277)
									LIABILITIES	(59,787,190)
FR	CCPE	49,700,000	IV TRIM. 2005	EXCHANGE RATE	C	OBLIG. IN US$	49,700,000	27,702,780	ASSET	27,702,780	–	(2,554,962)
									LIABILITIES	(29,432,187)
FR	CCPE	200,000,000	II TRIM. 2009	EXCHANGE RATE	C	OBLIG. IN US$	200,000,000	111,480,000	ASSET	111,480,000	–	(2,170,748)
									LIABILITIES	(113,650,749)	–
FR	CI	29,800,000	I TRIM. 2005	EXCHANGE RATE	C	OBLIG. IN US$	29,800,000	16,610,520	ASSET	16,610,520	–	(780,727)
									LIABILITIES	(17,324,354)
FR	CI	58,000,000	II TRIM. 2005	EXCHANGE RATE	C	OBLIG. IN US$	58,000,000	32,329,200	ASSET	32,329,200	–	(3,049,614)
									LIABILITIES	(35,591,714)
FR	CI	21,000,000	III TRIM. 2005	EXCHANGE RATE	C	OBLIG. IN US$	21,000,000	11,705,400	ASSET	11,705,400	–	(1,650,954)
									LIABILITIES	(13,268,054)
FR	CCPE	95,000,000	I TRIM. 2005	EXCHANGE RATE	C	OBLIG. IN US$	95,000,000	52,953,000	ASSET	52,953,000	–	(2,109,560)
									LIABILITIES	(55,082,433)
FR	CCPE	43,000,000	II TRIM. 2005	EXCHANGE RATE	C	OBLIG. IN US$	43,000,000	23,968,200	ASSET	23,968,200	–	(2,031,510)
									LIABILITIES	(26,072,063)
FR	CCPE	10,000,000	III TRIM. 2005	EXCHANGE RATE	C	OBLIG. IN US$	10,000,000	5,574,000	ASSET	5,574,000	–	(791,900)
									LIABILITIES	(6,310,761)
FR	CI	53,400,000	I TRIM. 2005	EXCHANGE RATE	V	OBLIG. IN US$	53,400,000	31,877,570	ASSET	31,877,570	–	2,141,007
									LIABILITIES	(29,775,553)
FR	CI	48,000,000	II TRIM. 2005	EXCHANGE RATE	V	OBLIG. IN US$	48,000,000	27,700,860	ASSET	27,700,860	–	967,267
									LIABILITIES	(26,773,863)
FR	CI	12,000,000	III TRIM. 2005	EXCHANGE RATE	V	OBLIG. IN US$	12,000,000	6,793,920	ASSET	6,793,920	–	101,608
									LIABILITIES	(6,691,352)
FR	CI	9,600,000	IV TRIM. 2005	EXCHANGE RATE	V	OBLIG. IN US$	9,600,000	5,396,160	ASSET	5,396,160	–	33,771
									LIABILITIES	(5,352,309)

2004 Annual Report Telefónica CTC Chile 121

Notes to the Consolidated Financial Statements, continued

27. Derivative Contracts, continued

Type of Derivative	Type of Contract	Contract Value	Maturity or Expir.	Specific Item	Purchase Sale Position	Hedged Item or Transaction		Value of Hedged Item ThCh$	Affected Accounts
									Asset / Liability		Effect on Income
						Name	Amount		Name	Amount ThCh$	Realized	Unrealized ThCh$

FR	CI	368,918	I TRIM. 2005	EXCHANGE RATE	V	OBLIG. IN US$	368,918	6,388,571	ASSET	6,388,571	–	215,080
									LIABILITIES	(6,190,599)
FR	CI	1,245,368	II TRIM. 2005	EXCHANGE RATE	V	OBLIG. IN US$	1,245,368	21,566,102	ASSET	21,566,102	–	1,082,208
									LIABILITIES	(20,672,016)
FR	CI	1,354,840	III TRIM. 2005	EXCHANGE RATE	V	OBLIG. IN US$	1,354,840	23,461,837	ASSET	23,461,837	–	375,739
									LIABILITIES	(23,250,187)
FR	CI	1,421,965	IV TRIM. 2005	EXCHANGE RATE	V	OBLIG. IN US$	1,421,965	24,624,234	ASSET	24,624,234	–	433,168
									LIABILITIES	(24,495,750)
S	CCTE	80,000,000	I TRIM. 2005	INTEREST RATE	C	OBLIG. IN US$	80,000,000	–	ASSET	22,365	–	22,365

S	CCTE	70,000,000	I TRIM. 2005	INTEREST RATE	C	OBLIG. IN US$	70,000,000	–	LIABILITIES	(10,869)	–	(10,869)

S	CCPE	200,000,000	II TRIM. 2009	INTEREST RATE	C	OBLIG. IN US$	200,000,000	–	LIABILITIES	(18,153)	–	18,153

Deferred income for exchange forward contracts									LIABILITIES	(2,535,453)	5,991,207	904,058
Deferred costs for exchange insurance									ASSET	791,381	(2,668,071)	(376,266)
Exchange forward contracts expensed during the period ( net )											10,329,707
Total											13,652,843	(39,610,510)

Types of derivatives:	Type of Contract:
FR: Forward	CCPE: Hedge contract for existing transactions
S: Swap	CCTE: Hedge contract for anticipated transactions
CI: Investment hedge contract

122 2004 Annual Report Telefónica CTC Chile

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28. Contingencies and restrictions:

a) Lawsuits:

(i) Complaints presented by VTR Telefónica S.A.:

On September 30, 2000, VTR Telefónica S.A. filed an ordinary suit for the collection of access charges in the amount of Ch$ 2,500 million, based on the differences that would originate from the lowering of access charges rate due to Rate Decree No. 187 of Telefónica CTC Chile. First instance sentence accepted the complaint of VTR and the compensation alleged by Telefónica CTC Chile. The Company filed a motion to vacate and appeal, which is currently underway.

(ii) Labor lawsuits:

In the course of normal operations, labor lawsuits have been filed against the Company.

To date, among others, there are labor proceedings involving former employees, who claim wrongful dismissal. These employees did not sign termination releases or receive staff severance indemnities. On various occasions, the Supreme Court has reviewed the sentences handed down on the matter, accepting the thesis of the Corporation, ratifying the validity of the terminations.

There are, in addition, other lawsuits involving former employees, whose staff severance indemnities have been paid and their termination releases signed, who in spite of having chosen voluntary retirement plans or having been terminated due to company needs, intend to have the terminations voided. Of these lawsuits, to date, two have received a sentence favorable to the Company, rejecting the annulments.

Certain unions have filed complaints before the Santiago Labor Courts, requesting indemnities for various concepts.

In the opinion of Management and their internal legal counsel, the risk that the Company will be condemned to pay indemnities in the amount claimed in the previously mentioned lawsuits, in addition to other civil and labor suits where the Company is the defendant, is remote. Management considers it unlikely that the Company’s income and equity will be significantly affected by these loss contingencies. As a consequence, no provision has been established in relation to the indemnities claimed.

(iii) Lawsuit against the State of Chile:

On October 31, 2001, Telefónica CTC Chile filed an administrative motion to set aside before the Ministry of Transport and Telecommunications and the Ministry of Economy, requesting correction of the errors and illegalities in Rate Decree No. 187 of 1999. On January 29, 2002, the Ministries issued a joint response rejecting the administrative recourse, determination which they arrived at after having “carefully evaluated, only the viability and timeliness of the petition made, considering the set of circumstances that concur in the problem stated and the prudence that must orient public actions”, to add that such rejection “has had no other motivation than to protect the general interest and progress of the telecommunications services”.

Upon extinguishing the administrative instances to correct the errors and illegalities involved in the tariff setting of 1999, in March 2002, Telefónica CTC Chile filed a lawsuit for damages against the State of Chile for the sum of Ch$181,038,411,056, plus readjustments and interest, which covers past and future damages until May 2004.

Currently, in that judicial proceeding, the different expert reports on the diverse aspects of the matter of the lawsuit have already been issued, reports that supported the position sustained by Telefónica CTC Chile during the process.

(iv) Manquehue Net:

On June 24, 2003, Telefónica CTC Chile filed a forced compliance of contracts complaint with damage indemnity before the mixed arbitration court of Mr.Victor Vial del Río against Manquehue Net, in the amount of Ch$3,647,689,175 in addition to costs incurred during the proceeding. Likewise, and on the same date, Manquehue Net filed a compliance with discounts complaint (in the amount of UF107,000), in addition to an obligation to perform complaint (signing of a 700 services contract). After completion of the evidence period, on June 5, 2004 the arbiter called the parties together to pronounce a sentence.

b) Financial restrictions:

In order to carry out its investment plans, the Company obtained financing in the local and foreign market (notes 15, 16 and 17), which established among others: maximum debt that the Company may have, interest and cash flows coverage.

The maximum debt ratio for these contracts is 1.50, whereas the interest coverage ratio cannot be less than 4.00 and lastly the cash flow ratio must be equal to or greater than 0.166.

Non-compliance with these clauses implies that all the obligations included in these financing contracts will be considered as due.

As of December 31, 2004 the Company complies with all the financial restrictions.

c) Guarantees:

On September 8, 2003 the Company, through Banco de Crédito e Inversiones, took out a letter of credit in favor of Intelsat to guarantee fulfillment of its obligations product of the use of a satellite. This document was taken for ThCh$1,158,178, with automatic renewal and initial maturity on February 28, 2005.

2004 Annual Report Telefónica CTC Chile 123

Notes to the Consolidated Financial Statements, continued

29. Third party guarantees:

The Company has not received any guarantees from third parties.

30. Local and Foreign Currency:

A summary of the assets in local and foreign currency is as follows:

Description		Currency	2004 ThCh$	2003 ThCh$

Total current assets:			422,326,791	431,200,600
Cash		Non-indexed Ch$	7,404,626	14,496,232
		Dollars	406,973	5,321,406
		Euros	48,291	8,706
Time deposits		Indexed Ch$	48,874,592	275,749
		Dollars	4,264,110	5,236,681
Marketable securities		Indexed Ch$	–	316,137
		Dollars	26,120,961	43,973,788
Notes and accounts receivable	(a)	Indexed Ch$	657	593,308
		Non-indexed Ch$	149,968,926	237,152,384
		Dollars	30,143,174	–
Due from related companies		Indexed Ch$	11,785,858	8,493,468
		Dollars	9,374,409	10,504,380
Other current assets	(b)	Indexed Ch$	34,652,540	59,064,873
		Non-indexed Ch$	93,404,662	25,249,592
		Dollars	5,877,012	20,261,028
		Euros	–	252,868
Total property, plant and equipment :			1,382,877,102	1,875,614,626
Property, plant and equipment and accumulated depreciation		Indexed Ch$	1,382,877,102	1,875,614,626

Total other long-term assets			89,417,049	250,540,104
Investment in related companies		Indexed Ch$	7,621,263	10,273,018
Investment in other companies		Indexed Ch$	3,950	3,950
Goodwill		Indexed Ch$	19,338,697	162,082,398
Other long-term assets	(c)	Indexed Ch$	47,852,376	54,148,136
		Non-indexed Ch$	14,142,711	7,622,216
		Dollars	458,052	16,410,386
Total assets			1,894,620,942	2,557,355,330

		Indexed Ch$	1,541,221,177	2,162,372,195
		Non-indexed Ch$	276,706,783	293,013,892
		Dollars	76,644,691	101,707,669
		Euros	48,291	261,574

(a) Includes the following balance sheet accounts: Trade Accounts Receivable, Notes Receivable and Miscellaneous Accounts Receivable.

(b) Includes the following balance sheet accounts: Inventories, Recoverable Taxes, Prepaid Expenses, Deferred Taxes and Other Current Assets.

(c) Includes the following balance sheet accounts: Long-term Debtors, Intangibles, Accumulated amortization and Others.

124 2004 Annual Report Telefónica CTC Chile

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Report on The Financial Statements

A summary of the current liabilities in local and foreign currency is as follows:

		Up to 90 days				90 days up to 1 year
Description	Currency	2004		2003		2004		2003
		Amount ThCh$	Average annual interest %	Amount ThCh$	Average annual interest %	Amount ThCh$	Average annual interest %	Amount ThCh$	Average annual interest %

Short-term obligations with banks and financial institutions	Indexed Ch$	–	–	–	–	–	–	–	–
	Non-indexed Ch$	10,060,544	1,47	10,197,419	3,24	9,418,430	2,98	9,614,076	3,36
Short-term portion of obligations with banks and financial institutions	Indexed Ch$	206,743	–	61,874,779	1,85	–	–	–	–
	Dollars	15,310,044	2,41	20,288,570	1,69	–	–	3,268,562	1,71
Obligations with the public
(Commercial paper)	Non-indexed Ch$	–	–	–	–	34,746,717	5,45	–	–
Obligations with the public
(Bonds payable)	Indexed Ch$	70,877,120	6,75	1,746,043	5,89	1,415,297	6,00	1,561,832	5,89
	Dollars	4,106,204	–	9,040,768	–	–	–	–	–
	Euros	–	–	–	–	–	–	103,174,216	5,38
Long-term obligations maturing within a year	Indexed Ch$	8,034	9,06	450,349	8,91	24,100	9,06	8,552	8,84
Due to related parties	Indexed Ch$	–	–	–	–	–	–	270,551	–
	Non-indexed Ch$	21,958,456	–	24,887,570	–	5,675,213	–	–	–
	Dollars	193,965	–	427,933	–	129,078	–	–	2,89
Other current liabilities (d)	Indexed Ch$	–	–	–	–	–	–	75,001,210	–
	Non-indexed Ch$	149,235,522	–	168,860,469	–	24,043,132	–	8,932	–
	Dollars	950,175	–	9,103,857	–	–	–	–	–
Total Current Liabilities		272,906,807	–	306,877,757	–	75,451,967	–	192,907,931	–

Subtotal by currency	Indexed Ch$	71,091,897	–	64,071,171	–	1,439,397	–	76,842,145	–
	Non-indexed Ch$	181,254,522	–	203,945,458	–	73,883,492	–	9,623,008	–
	Dollars	20,560,388	–	38,861,128	–	129,078	–	3,268,562	–
	Euros	–	–	–	–	–	–	103,174,216	–

(d)

Includes the following balance sheet accounts: Dividends payable, Trade accounts payable, Notes payable, Miscellaneous accounts payable, Accruals, Withholdings taxes, Unearned Income and Other current liabilities.

2004 Annual Report Telefónica CTC Chile 125

Notes to the Consolidated Financial Statements, continued

30. Local and foreign currency, continued

A summary of the long-term liabilities in local and foreign currency is as follows:

		1 TO 3 YEARS 2004		3 TO 5 YEARS 2004		5 TO 10 YEARS 2004		over 10 years 2004
		Amount ThCh$	Average annual interest rate %	Amount ThCh$	Average annual interest rate %	Amount ThCh$	Average annual interest rate %	Amount ThCh$	Average annual interest rate %

LONG-TERM LIABILITIES
Obligation with banks and financial institutions
	Indexed Ch$	–		61,562,113	1,55	–	–	–	–
	Dollars	133,776,000	2,94	144,924,000	2,95	–	–	–	–
Bonds payable
	Indexed Ch$	2,473,864	6,00	2,473,864	6,00	6,184,660	6,00	1,855,408	6,00
	Dollars	114,848,368	8,20	–	–	–	–	–	–
Other long-term liabilities	(e)
	Indexed Ch$	13,255,228	–	7,698,290	–	19,396,710	–	18,153,253	–
	Non-indexed Ch$	720,290	–	348,318	–	870,797	–	31,218,770	–
Total Long-Term Liabilities		265,073,750	–	217,006,585	–	26,452,167	–	51,227,431	–

Subtotal by currency
	Indexed Ch$	15,729,092	–	71,734,267	–	25,581,370	–	20,008,661	–
	Non-indexed Ch$	720,290	–	348,318	–	870,797	–	31,218,770	–
	Dollars	248,624,368	–	144,924,000	–	–	–	–	–

126 2004 Annual Report Telefónica CTC Chile

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Report on The Financial Statements

A summary of the long-term liabilities in local and foreign currency is as follows:

		1 TO 3 YEARS 2003		3 TO 5 YEARS 2003		5 TO 10 YEARS 2003		over 10 years 2003
		Amount ThCh$	Average annual interest rate %	Amount ThCh$	Average annual interest rate %	Amount ThCh$	Average annual interest rate %	Amount ThCh$	Average annual interest rate %

Long-Term Liabilities
Obligations with banks and financial institutions	Dollars	195,442.411	2,27	118,685,775	2,24	–	–	–	–
Bonds payable
	Indexed Ch$	4,316,979	6,20	6,419,163	6,38	25,244,948	6,52	47,505,560	6,68
	Dollars	235,962,537	8,01	–	–	–	–	–	–
Other long-term liabilities	(e)
	Indexed Ch$	13,055,379	–	7,497,414	–	17,300,665	–	17,736,112	–
	Non-indexed Ch$	1,824,320	–	547,860	–	1,218,710	–	19,919,295	–
	Dollars	21,000,675	2,07	–	–	–	–	–	–
Total Long-Term Liabilities		471,602,301	–	133,150,212	–	43,764,323	–	85,160,967	–

Subtotal by currency
	Indexed Ch$	17,372,358	–	13,916,577	–	42,545,613	–	65,241,672	–
	Non-indexed Ch$	1,824,320	–	547,860	–	1,218,710	–	19,919,295	–
	Dollars	452,405,623	–	118,685,775	–	–	–	–	–

(e)	Includes the following balance sheet accounts: Due to related companies, Miscellaneous accounts payable, Accruals, Deferred long-term taxes, Other long-term liabilities.

2004 Annual Report Telefónica CTC Chile 127

Notes to the Consolidated Financial Statements, continued

31. Sanctions:

Neither the Company, nor its Directors and Managers have been sanctioned by the Superintendency of Securities and Insurance or any other administrative authority during 2004.

32. Subsequent events:

a) Placement of first issuance of Negotiable Instruments line No. 015

On January 18, 2005, Telefónica CTC Chile made the first placement from line No. 15 registered for ThCh$35,000,000 at the Superintendency of Securities and Insurance on May 12, 2004. The amount of the placement is ThCh$12,000,000, broken down into series E1 - E2, the amount raised was to ThCh$11,676,635 at 0.31% per month the maturity date of which is October 13, 2005.

The placement agent for this process was Inversiones Boston Corredores de Bolsa.

b) Renewal of bilateral loan with BBVA NY

On January 21, 2005, Telefónica CTC Chile and BBVA N.Y. agreed to extend the bilateral loan granted originally on January 21, 1998, the renewal was for 1 year, maturing on January 23, 2006.

34. Time deposits:

The detail of time deposits is as follows:

The amount of the loan is US$25 million at an interest rate of Libor 90 days plus a margin of 30 bps. Interest will be paid quarterly on April 21, 2005, July 21, 2005, October 21, 2005 and January 23, 2006.

The interest rate set for the first period of interest is 2.98% (Libor 3 months 2.68% + 0.30%).

In the period from January 1 to 21, 2005, there have been no other significant subsequent events that affect these financial statements.

33. Environment:

In the opinion of Management and their in-house legal counsel and because the nature of the Company’s operations do not directly or indirectly affect the environment, as of the closing date of these financial statements, no resources have been set aside nor have any payments been made for non-compliance with municipal ordinances or to other supervising organizations.

Placement	Institution	Currency	Principal ThCh$	Rate %	Maturity	Accrued interest	Total

Nov 29, 04	BBVA	Ch$	10,000,000	0.23	03-Ene-05	24,533	10,024,533
Nov 30, 04	BANCO DE CHILE	Ch$	7,500,000	0,23	04-Ene-05	17,825	7,517,825
Nov 30, 04	BANCO DE CHILE	Ch$	7,500,000	0,23	05-Ene-05	17,825	7,517,825
Dec 02, 04	CORP BANCA	Ch$	1,100,000	0,22	06-Ene-05	2,339	1,102,339
Dec 02, 04	CORP BANCA	Ch$	8,900,000	0,22	06-Ene-05	18,927	8,918,927
Dec 14, 04	CORP BANCA	Ch$	9,500,000	0,21	13-Ene-05	11,305	9,511,305
Dec 14, 04	THE CHASE MANHATTAN BANK N,A.	Ch$	4,000,000	0,20	13-Ene-05	4,534	4,004,534
Dec 31, 04	ABN AMRO BANK	Dollars	4,264,110	0,24	03-Ene-05	–	4,264,110
Dec 07, 04	BCI	UF	277,120	1,00	08-Mar-05	184	277,304

Total			53,041,230			97,472	53,138,702

128 2004 Annual Report Telefónica CTC Chile

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Report on The Financial Statements

35. Accounts payable:

The detail of the accounts payable balance is as follows:

	2004	2003
	ThCh$	ThCh$

Suppliers
Domestic	52,565,532	110,081,979
Foreign	2,758,618	7,206,051

Provision for work in progress	11,610,867	11,439,553

Total	66,935,017	128,727,583

36. Other accounts payable:

The detail of other accounts payable is as follows:

	2004	2003
	ThCh$	ThCh$

Exchange insurance contract payables	39,162,511	76,543,720
Billing on behalf of third parties	1,457,496	1,329,536
Service on account of carriers	4,251,403	4,934,856
Others	1,529,640	2,283,042

Total	46,401,050	85,091,154

Alejandro Espinoza Querol	Claudio Muñoz Zúñiga
General Accountant	General Manager

2004 Annual Report Telefónica CTC Chile 129

Compañia de Telecomunicaciones de Chile S.A. and Subsidiaries

Management`s Discussion and Analysis of the Consolidated Financial Statements

As of December 31, 2004

1. Highlights

Results for the Period and Figures for the Corporation’s Business

As of December 31, 2004, Telefónica CTC Chile recorded consolidated net income of Ch$311,629 million, whereas net income for the previous year amounted to Ch$ 10,387 million. Income for 2004

Incorporates the effects derived from the sale of subsidiary Telefónica Móvil de Chile S.A. in July 2004, which produced net income of approximately Ch$ 302,658 million.

At the operating level, comparisons between 2003 and 2004 show the effects of the deconsolidation of subsidiary Telefónica Móvil de Chile S.A. as of July 2004.

After excluding the effects of Telefónica Móvil de Chile S.A. from 2003 and 2004, the operating margin reaches 17.8%. 2004 shows a slight increase of 0.4 percentage points in comparison to the operating margin of 17.4% obtained in 2003, notwithstanding that operating income, as detailed below, decreased by 1.7% due to the 4.0% decrease in income whereas operating expenses dropped by 4.5%.

Operating Income for the Year Excluding Mobile Operations

of 0.4% in relation to December 31, 2003. ADSL customers reached 200,794 connections with a growth of 60.3% in relation to the previous year. Long distance business traffic increased by 2.6% in domestic long distance (DLD) and 4.2% in outgoing international long distance (ILD), reaching 663.9 million minutes and 67.0 million minutes respectively. ATM links decreased by 7.3%, and dedicated IP links grew by 35.1%.

As of December 31, 2004, the Company’s personnel included 3,745 employees (excluding the staff of Telefonica Movil de Chile S.A.), which partly explains the 20.7% decrease in comparison to December 2003. This decrease is also due to the effects of Telefonica’s restructuring process materialized in May and November 2004.

Organizational Restructuring

In the framework of the Company’s business restructuring taking place during the year ended as of December 31, 2004, Telefónica modified its executive structure in May and also adjusted its staff in November, in accordance with the changes experienced in the market and the telecommunications business in Chile.

Decrease in Financial Debt

Telefónica CTC Chile has continued to improve its debt level through amortization and prepayment of loans, renegotiation of payment terms and interest rates of current loans and also through the overall market decline in interest rates. As of December 31, 2004, the financial debt reached Ch$606,517 million, reflecting a decrease of 29.8% compared to the financial debt of Ch$863,632 million recorded as of December 31, 2003. The decrease in indebtedness levels together with the improved financing conditions and the drop in the value of the dollar translated in turn into a downturn of 13.9% in financial expenses in 2004.

Sale of Participation in Publiguías

On April 26, 2004,Telefónica CTC Chile sold to Telefónica Publicidad e Información S.A. all its participation (equivalent to 9% of capital stock) in Sociedad Impresora y Comercial Publiguías S.A. The price of the transaction was US$14.8 million, equivalent to Ch$ 9,013 million, with a net income of Ch$ 4,940 million (historical).

Sale of Telefónica Móvil

The Extraordinary Shareholders’ Meeting held on July 15, 2004, approved the sale of Telefónica Móvil de Chile to Telefónica Móviles (TEM), with 69.1% approval of the shares issued and paid. The level of approval of the shares present at the Meeting was 73.8%.

The shareholders approved selling the subsidiary for a total of US$ 1,250 million, which is composed of US$ 1,007 million for the value of the shares and a payment of the debt that Telefónica Móvil de Chile has with the parent company and the purchaser has to pay Telefonica Movil S.A. the tax derived from the operation with a maximum of US$ 51 million.

In addition to this matter, the Meeting approved distribution of a dividend of US$ 0.626856 per share, with a charge to retained earnings. Additionally at the meeting held on June 14, 2004, the Board approved payment of an interim dividend of US$ 0.208952 per share, with a charge to net income for 2004. Both dividends total approximately US$ 800 million.

	2003	2004	% Variance

Income	600,418	576,496	4.0%
Costs	(2,472)	(281,846)	2.3%
EBITDA	311,946	294,650	5.5%
Depreciation	(207,549)	(192,032)	7.5%
Operating Income	104,397	102,618	1.7%

Operating Margin	17.4%	17.8%	0.4%

Including the mobile operation in 2004 the operating income of Telefónica CTC Chile shows a surplus of Ch$99,134 million, less than the 16.2% reached the year ended as of December 31, 2003 in the amount of Ch$ 118,242 million.

It should be noted that operating income includes a provision for the effect of the tariff decree coming into effect from May 6, 2004 until May 6, 2009, notwithstanding that the Chilean General Comptroller has not published it in the Official Gazette.

Non-operating income for the year ended as of December 31, 2004, shows an income of Ch$275,173 million, which compares positively to the deficit obtained in the same period the previous year in the amount of Ch$ 77,976 million, derived mainly from the gain obtained from the sale of Telefónica Móvil de Chile S.A, and reduced financial expenses associated to a lower level of debt and better financing conditions.

In respect to the figures of the business, as of December 31, 2004, Telefónica CTC Chile’s fixed telephone lines in service reached 2,427,364, presenting an increase

130 2004 Annual Report Telefónica CTC Chile

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Report on The Financial Statements

In third place, the Meeting approved the modification of the Investment and Financing Policy, eliminating all reference to the assets of Telefónica Móvil de Chile.

Payment of the dividend and modification of the Investment and Financing Policy are subject to the signing of the respective contract and cash payment of the price.

On July 23, 2004, a contract was signed for the sale of shares of Telefónica Móvil de Chile S.A. to TEM Inversiones Chile Limitada, subsidiary of Telefónica Móvil S.A., under the terms agreed upon by the Extraordinary Shareholder’ Meeting of July 15, 2004, in virtue of which TEM Inversiones Chile Limitada, paid US$1,058 on July 28, 2004 for the value of the shares plus Ch$ 161,440,964,893 for the debt that Telefónica Móvil de Chile S.A. had with Compañía de Telecomunicaciones de Chile S.A. as of July 15, 2004. As a result of this operation resulted Telefónica CTC Chile generated an after-tax profit of approximately US$ 470 million.

Repurchase of Yankee Bonds

On December 1, 2004, the Company completed a Tender Offer for US$ 200 million for its two series of Yankee Bonds. The amount repurchased was US$ 182 million and reduced debt from US$ 388 to US$ 206 million.

This measure allowed improving the Company´s leverage, decreases in annual financial expenses and fulfills the commitment to reduce the debt to creditors as part of obtaining waivers for the sale of Telefónica Móvil.

Syndicated Loan for US$ 200 million

On December 16, 2004, Telefónica CTC Chile concluded the renegotiation of a syndicated loan for US$ 200 million, which meant among other aspects, extending the debt maturity from February and August 2005 to December 2009 and adjusting the spread over the Libor interest rate, to the current market conditions from 112.5 bps to 40 bps.

Tariff Setting Process for Telefónica CTC (Local Telephony)

On May 4, 2004, the Ministries issued Tariff Decree No. 169 which they sent together with the supporting report to the Chilean General Comptroller for legislative review.

On June 2, Telefónica CTC Chile S.A. filed two presentations to the Chilean General Comptroller within the process of recording Tariff Decree No. 169. The first presentation denounces manifest mathematical errors in Decree 169 and requested the authorities to correct them. The second presentation includes the legal objections relating to conceptual aspects that have an impact on the definition and scope of the services included in the decree. In both presentations the Company expressly reserves the right to take jurisdictional actions.

Entel, Chilesat and Telmex filed a complaint with the Chilean General Comptroller against tariff Decree No. 169, objecting to scaling of access charges and the criteria for cost allocation of the various tariffs.

On September 16, 2004, the Ministries issued their report to the Chilean General Comptroller in relation to the impugnation formulated by Telefónica CTC Chile,

Chilesat, Entel and Telmex. In this respect, the Ministries informed that as a result of the review of the tariff model, a large part of the mathematical errors denounced by Telefónica CTC Chile were corrected, notwithstanding that other errors apparently contained in the mentioned tariff decree were also corrected.

The Ministries defended the assignment of costs for access charges of Decree No. 169, indicating that such criteria is in accordance with the resolutions of antitrust agencies and pursuant to the Technical and Economic Basis.

With regard to the conceptual aspects claimed by Telefónica CTC Chile that impact the definition and scope of the services included in the decree, the Ministries rejected them, as well as the appeals of Entel, Chilesat and Telmex.

On October 4, 2004, Telefónica CTC Chile appealed again to the Chilean General Comptroller, in order to request correction of new mathematical errors incurred by the Ministries precisely at the moment of correcting the errors denounced by Telefónica CTC Chile. Likewise, there was insistence on certain conceptual aspects.

Subtel reentered Decree No. 169 to the Chilean General Comptroller on December 30, 2004, prior modification of certain tariffs of Network Unbundling services, in the item “Adjustment of Civil Works”. Likewise, Subtel once again modified among other tariffs those of item “Adjustment of Civil Works”, reentering Decree 169 to Chilean General Comptroller on January 14, 2005.

In addition, in January 2005. Entel and Telmex filed new presentations to the Chilean General Comptroller, where Entel made appeals regarding to the tariffs set by the Ministries for providing “Adjustment of Civil Works” and on its part Telmex accompanies information that sustains that access charges tariffs must be based on direct cost.

As of January 31, 2005, the Chilean General Comptroller has not made a pronouncement on Tariff Decree No. 169, the report of the Ministries and the appeals formulated by Telefónica CTC Chile S.A. and by the telecommunications companies indicated above.

On February 11 2005, Tariff Decree No.169 was published in the official Gazette resulting in the following tariffs for the five year period, beginning on May 6, 2004.

Telefónica CTC Chile will apply the new tariffs retroactively to customers beginning on May 6, 2004.

Tariff Flexibility

The Official Gazette of February 26, 2004, published Decree No. 742, of December 24, 2003, issued by the Ministry of Transportation and Telecommunications, which regulated conditions (without restrictions as to levels or structure) to the offer of diverse plans and joint offers that can be offered by the dominant operators of the local telephone public service.

The tariff flexibility allows Telefónica CTC Chile to offer its customers various commercial plans, adhering to the general framework for the application of the flexibility that must be defined by the authority, without requiring authorization for each plan. Telefónica CTC Chile

2004 Annual Report Telefónica CTC Chile 131

Management`s Discussion and Analysis of the Consolidated Financial Statements, continued 1. Highlights, continued

requested that the authority dictate the corresponding regulation in this respect.

Telefónica CTC Chile S.A. started offering alternatives to the regulated plan in order to adapt to customer’s needs.

Dividend Policy

On September 21, 2004, the Board of Directors of Compañía de Telecomunicaciones de Chile S.A. agreed to modify the policy for distributing dividends from 30% to 100% of net income for each year through an interim dividend in November of each year and a final dividend that will be proposed at General Shareholders’ Meeting. In this context, the Board agreed to distribute an interim dividend against 2004 income for the year, for the total sum of Ch$124,430 million in November 2004 (equivalent to US$ 200 million) and subsequently, propose to the Shareholders’ Meeting, of April 2005, distribution of accumulated earnings as of December 31, 2004, through an eventual final dividend.

2. Volume Statistics, Property, Plant And Equipment And Statements Of Income

Table No. 1

Volume Statistics

Description	December 2003	December 2004	Variation Q	%

Lines in Service at (end of period	2,416,779	2,427,364	10,585	0.4%
Total Average Lines in Service	2,558,291	2,406,266	(152,025)	-5.9%
Local calls (millions) (1)	4,841	4,615	(226)	-4.7%
Inter-primary DLD Minute(2) (thousands)	2,545,118	2,134,945	(410,173)	-16.1%
Total ILD Minutes(3) (thousands)	1,483,157	1,083,068	(400,089)	-27.0%
ILD Minute Outgoing (incl, Internet)	1,114,563	673,986	(440,577)	-39.5%
ILD Minutes Incoming	368,593	409,081	40,488	11.0%
Line Connections	308,266	343,318	35,052	11.4%
ADSL Connections in Service	125,262	200,794	75,532	60.3%
Permanent Personnel Telefónica CTC Chile (4)	2,624	2,816	192	7.3%
Permanent Personnel Subsidiaries (4)(5)	2,096	929	(1,167)	-55.7%
Total Corporate Personnel (4)	4,720	3,745	(975)	-20.7%

1.	Does not include calls from public phones owned by the Company.
2.

DLD: Domestic Long Distance. Corresponds to all outgoing traffic of primary areas attended by Telefónica CTC Chile, including the traffic of 188 Telefónica Mundo and Globus 120, for which access fees are charged.

3.

ILD: International Long Distance. Corresponds to all outgoing and incoming international calls of primary areas attended by Telefónica CTC Chile, including the traffic of 188 Telefónica Mundo and Globus 120, for which access fees are charged.

4.	Does not include staff with contracts for determined term.
5.	In 2003 includes Móviles.

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Table No. 2

Consolidated Net Property, Plant And Equipment

Figures in millions of pesos as of December 31, 2004)

Description	December 2003	December 2004	Variation (2004/2003)
			MCh$	%

Land, Infrastructure, Machinery and Equipment	4,052,538	3,531,528	(521,010)	-12.9%
Projects and Works in Progress	104,297	63,822	(40,475)	-38.8%
Accumulated Depreciation	(2,281,220)	(2,212,473)	68,747	-3.0%
Net Property, Plant & Equipment	1,875,615	1,382,877	(492,738)	-26.3%

Table No. 3

Consolidated Statements Of Income For The Years

Ended As Of December 31, 2004 And 2003

(Figures in millions of pesos as of 12.31.04)

Description	Jan - Dec 2003	Jan - Dec 2004	Variation (2004/2003)
			MCh$	%

Operating Revenues
Fixed Telecomunications	439,749	422,223	(17,526)	-4,0%
Basic Telephony	334,818	299,851	(34,967)	-10,4%
Fixed Monthly	155,946	146,805	(9,141)	-5,9%
Variable charge	147,242	118,194	(29,048)	-19,7%
Connections and Other Installations	5,763	3,896	(1,867)	-32,4%
Flexible Plans (Minutes)	–	8,692	8,692	N.A.
Value Added Services	18,583	17,087	(1,496)	-8,0%
Others Basic Telephony Services	7,284	5,177	(2,107)	-28,9%

Broadband	13,490	25,162	11,672	86,5%
ADSL	8,276	18,946	10,670	N.A.
Internet Connection for Companies	5,214	6,216	1,002	19,2%

Access Charges and Interconnections (1)	26,271	31,587	5,316	20,2%
Domestic Long Distance	8,986	10,121	1,135	12,6%
International Long Distance	2,752	2,807	55	2,0%
Access Charges Mobile - Fixed	6,496	7,744	1,248	19,2%
Other Interconnection Services	8,037	10,915	2,878	35,8%

Other Local Telephone Services	65,170	65,623	453	0,7%
Advertising in Telephone Directories	5,515	5,882	367	6,7%
ISP (Switchboard and Dedicated)	2,682	3,118	436	16,3%
Telemergencia (Security Services)	4,879	6,681	1,802	36,9%
Public Phones	11,358	10,838	(520)	-4,6%
Interior Installation and Equipment Rental	31,710	31,275	(435)	-1,4%
Equipment Marketing	9,026	7,829	(1,197)	-13,3%

Long Distance	63,196	61,589	(1,607)	-2,5%
Long Distance	26,864	24,624	(2,240)	-8,3%
International Service	25,190	23,927	(1,263)	-5,0%
Network capacity and circuit rentals	11,142	13,038	1,896	17,0%

2004 Annual Report Telefónica CTC Chile 133

Management’s Discussion and Analysis of the Consolidated Financial Statements, continued

Table No. 3

Consolidated Statements Of Income For The Years

Ended As Of December 31,2004 And 2003

(Figures in millions of pesos as of 12.31.04)

Description	Jan - Dec 2003	Jan - Dec 2004	Variation (2004/2003)
			MCh$	%

Corporate Communications	80,701	82,906	2,206	2.7%
Terminal Equipment	17,988	13,575	(4,413)	-24.5%
Complementary Services	16,408	16,704	296	1.8%
Data Services	27,363	31,150	3,787	13.8%
Dedicated links and others	18,942	21,477	2,535	13.4%

Mobile Communications	243,565	132,214	(111,351)	-45.7%
Mobile Communications (outgoing traffic)	153,163	93,549	(59,614)	-38.9%
CPP Interconnection (2)	90,402	38,665	(51,737)	-5.2%

Other Businesses (3)	5,899	3,943	(1,956)	-33.2%

Total Operating Revenues	833,110	702,875	(130,236)	-15.6%

Operating Costs	(539,128)	(444,450)	94,678	-17.6%

Salaries	(58,260)	(48,046)	10,214	-1.5%
Depreciation	(270,279)	(219,686)	50,593	-18.7%
Other Operating Costs	(210,589)	(176,718)	33,871	-16.1%
Administration And Selling Costs	(175,740)	(159,291)	16,449	-9.4%
Total Operating Costs	(714,868)	(603,741)	111,127	-15.5%

Operating Income	118,242	99,134	(19,109)	-16.2%

Interest Income	7,254	9,286	2,032	28.0%
Other Non-operating Income	12,642	475,489	462,847	N.A.
Income from Investment in Related Companies (4)	697	542	(155)	-22.2%
Interest Expenses	(62,776)	(54,054)	8,722	-13.9%
Amortization of Goodwill	(23,661)	(140,402)	(116,741)	N.A.
Other Non-operating Expenses	(12,783)	(24,670)	(11,887)	93.0%
Monetary correction	651	8,982	8,331	N.A.
Non-operating Income	(77,976)	275,173	353,149	C.S.

Income Before Income Tax	40,266	374,307	334,040	N.A.

Income taxes	(29,735)	(62,395)	(32,660)	N.A.
Minority Interest	(144)	(283)	(139)	96.5%
Net Income (5)	10,387	311,629	301,241	N.A.

(1) Due to accounting consolidation does not include access charges of 188 Mundo Telefónica and Globus.

(2) Corresponds to income recorded in Telefónica Móvil.

(3) Includes revenues from Sonda, until August 2003, Telemergencia, Tgestiona and Telefónica Internet Empresas

(4) For the purposes of a comparative analysis, participation in income from investments in related companies is shown net (net income/losses).

(5) For comparative purposes certain reclassifications have been made for 2003 statements of income.

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3. Analysis Of Income For The Period

3.1 Operating Income

As of December 31, 2004, operating income reached Ch$ 99,134 million which represents a decrease of 16.2% compared to previous year.

Operating Revenues

Operating revenues for the year amounted to Ch$702,875 million presenting a decrease of 15.6% in relation to revenues obtained in 2003 that reached $833,110 million.

This variance was originated in the decrease in mobile services that were 45.7% below the level of the previous year, due to the deconsolidation of subsidiary Telefónica Móvil de Chile S.A. in July 2004, together with a 4.0% decrease in income from fixed telephony due to a drop in income from basic telephony, compensated in part by an increase in revenues from broadband and access charges and intercomections.

Revenues from Fixed Telecommunications:

Revenues from fixed telecommunications decreased by 4.0% mainly due to the 10.4% decrease in basic telephony in respect to the previous year, derived from the 19.7% decrease in the level of variable charges, as a consequence of a 5.9% drop in the number of average lines in service, to the drop in traffic per line, the lower revenues provision derived from the application of the new tariff decree, and to the migration of customers to flexible plans. Fixed charge (corresponding to the fixed monthly charge for connection to the network) shows a 5.9% drop which is explained by the decrease in average lines in service and the incorporation of customers to flexible plans, offset in part by the provision for higher revenue due to the effect of the application of the new tariff decree. Revenues from connections and other installations were situated 32.4% under the value reached the previous year, whereas flexible minute plans offered to customers as of 2004 reached Ch $8,692 million, while value added services decreased by 8.0% partly due to the drop in lines in service and the migration of customers to advanced equipment, whereas other basic telephone income shows a drop of 28.9%.

The above was partly compensated by the contribution of broadband services that have been showing sustained growth, reaching Ch$25,162 million in 2004 while the previous year revenues from these services amounted to Ch$13,490 million.

Access charges and interconnections increased by 20.2%, mainly due to a 12.6% increase in revenue from domestic long distance access charges together with a 35.8% increase in other interconnection services.

Other local telephone services increased by 0.7%, (equivalent to Ch$453 million explained basically by the Ch$ 1,802 million growth in revenue from Telemergencia Home Security) service that reached Ch$ 6,681 million in 2004 whereas the previous year they amounted to Ch$4,879 million, to the 6.7% increase in revenues from directory advertising and the 16.3% increase in switchboard and dedicated ISP. The above was partly offset by the decrease in revenue from sale of equipment and lower revenue from public telephones, interior installations and equipment rental.

Long Distance: Revenues from these services decreased by 2.5% in comparison to 2003, due to a decrease of 8.3% and 5.0% in revenues from DLD and ILD respectively, situation that was influences by a decrease in average outgoing long distance prices, in spite of a 2.6% growth in ILD traffic and a 4.2% increase in outgoing ILD traffic. The above is partly offset by the incorporation of revenue from media and circuit rental to Telefónica Móviles de Chile, as of July 2004.

Corporate Communications:

This business revenue shows a 2.7% increase in respect to the previous year, mainly due to a 13.8% increase in data together with a 13.4% increase in revenues from circuits, partly offsetting the 24.5% drop in revenues from commercialization of terminal equipment.

Mobile Communications:

Total revenues from this business decreased by 45.7% due to the deconsolidation of this business as a result of the sale of Telefónica Móvil de Chile S.A. in July 2004, even though the period from January to June 2004 showed an increase in relation to 2003, mainly due to the growth experienced by the average mobile customer portfolio.

Other Businesses:

This revenue showed a 33.2% decrease mainly due to the deconsolidation of Istel (Company- owned health insurance company) as of September 2003.

Operating Costs

Operating costs for the year reached Ch$ 603,741 million, decreasing by 15.5% in relation to 2003, year in which they reached Ch$ 714,868 million, notwithstanding that when the mobile operations are excluded, consolidated operating costs reached Ch$ 473,878 decreasing by 4.5% in relation to 2003.

This effect is explained by a decrease in the levels of depreciation presented by the Corporation, associated to lower investments. Additionally a decrease in costs is appreciated due to the efforts displayed in the efficient use of resources applied by the Company in the last years.

3.2 Non-operating Income

Non-operating income obtained in the year ended as of December 31, 2004 shows a surplus of Ch$275,173 million, figure that positively compares to the non-operating deficit in 2003 in the amount of Ch$77,976 million. The variation in non-operating income is broken down in the following manner:

Financial income shows an increase of 28.0%, mainly due to higher volumes of available funds arising from the sale of the mobile subsidiary and from operations, which were destined transitorily to financial investments.

Other non-operating income reached Ch$ 475,489 million, mainly due to again generated by the sale of subsidiary Telefónica Móvil de Chile S.A. and to the sale of the participation in Publiguías recorded in 2004, whereas in 2003 the level of this income was lower, mainly due to the higher market value of Terra Networks shares, the sale of the 35% participation in Sonda and compensatory indemnities.

2004 Annual Report Telefónica CTC Chile 135

Management`s Discussion and Analysis of the Consolidated Financial Statements, continued

3. Analysis of Results for year, continued

Financial expenses decreased by 13.9% in 2004, mainly associated to lower interest bearing debt, renegotiation of rates of current loans, the drop in market interest rates and the effect of the drop in the exchange rate.

Amortization of goodwill increased by Ch$116,741 million in relation to 2003, corresponding mainly to amortization of goodwill in the investment in subsidiary Telefónica Móvil de Chile S.A. , sold during 2004.

Other non-operating expenses increased by 93.0%, due mainly to restructuring costs and an increase in the expired assets provision recorded in 2004 higher than the costs recorded in 2003.

Price-level restatement from January to December 2004 recorded an income of Ch$ 8,982 million, originated mainly by the effect of foreign currency cash flows from the sale of the mobile subsidiary and in turn to recording payment of the dividend of August 2004 denominated in foreign currency, whereas the previous year net income amounted to Ch$ 651 million. It should be noted that a 100% hedge has been maintained for exchange rate fluctuation and 70% hedge for interest rate. The Company’s exchange rate (peso-dollar) hedge policy in great measure was able to neutralize the effects of the exchange rate variation in 2003 and 2004.

3.3 Net Result For The Year

The net result totaled a net income of Ch$ 311,629 million, in comparison with net income of Ch$ 10,387 million in 2003. The result obtained in 2004 derives mainly from non-operating net income of Ch$ 275,173 million obtained in 2004, partly offset by a 16.2% decrease in operating income and an increase in income tax due mainly to gain from the sale of the mobile subsidiary.

4. Results By Business Area

Fixed Telecommunications Business: Presented a net income of Ch$ 292,336 million in the year, situation that positively compares to the deficit of Ch$ 12,012 million recorded the previous year, due to higher non-operating income mainly due to the effect of the sale of subsidiary Telefónica Móvil de Chile S.A. that generated net income of approximately Ch$ 302,658 million (historical), whereas operating income decreased by 9.0%. Income from this business excluding the effect of the mobile operation shows a net loss of Ch$ 10,322 million.

Corporate Communications Business: This business contributed with a net income of Ch$15,803 million in the year, an 11.4% decrease in relation to 2003 which shows a net income of Ch$17,841 million, mainly due to 1.2% lower operating income and the higher level of taxes since 2003 had a lower tax load due to the sale of the participation in Sonda. The above is partly offset by the 82.7% decrease in non-operating loss compared to that obtained in 2003.

Long Distance Business: as of December 31, 2004 shows net income of Ch$10,332 million, a 46.1% decrease in relation to the previous year. This variation is composed of a decrease of 23.6% in operating income and a greater non-operating deficit in the amount of Ch$ 4,898 million whereas in 2003 it reached Ch$ 1,035 million.

Mobile Business: The mobile business shows a net loss of Ch$7,978 million in the year, whereas in 2003 it shows net income of Ch$4,664 million. This effect is mainly due to an increase in operating income in the period from January to June 2004, equivalent to 16.5% and to the effect of the 28.5% increase in its operating costs due to the strong growth it has maintained. In July 2004, due to its sale, Telefónica Móvil de Chile S.A. was deconsolidated.

Other Businesses: The businesses as a whole generated net income of Ch$1,134 million and operating net income of Ch$ 1,376 million in the year, whereas during the previous year a net loss of Ch$19,274 million was recorded with an operating loss of Ch$10,598 million. These businesses mainly include teletoll services, technonautics, shared services, operation of other businesses and the effect of the sale of the participation in the ownership of Istel (Company-owned health insurance company) in 2003.

The corporate result, excluding the effect to the sale of the mobile operation in the businesses of basic telephone service:

The following graph shows the contribution of each business area to the corporate result, excluding the effect of the sale of the mobile operation in the businesses of basic telephone service:

From the previous table we highlight the following:

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Revenues And Costs By Business

As Of December 31, 2003 And 2004 (Figures in millions of pesos as of 12.31.04)

	Fixed Telecomunications		Corporate Communications		Long Distance		Mobile Telephones		Others
	Jan-Dec 2003	Jan-Dec 2004	Jan-Dec 2003	Jan-Dec 2004	Jan-Dec 2003	Jan-Dec 2004	Jan-Dec 2003	Jan-Dec 2004	Jan-Dec 2003	Jan-Dec 2004

Operating Revenues	508,539	489,809	101,047	101,486	94,032	88,037	248,463	136,826	22,460	18,677
Revenues	439,749	422,223	80,701	82,906	63,196	61,589	243,565	132,214	5,899	3,943
Intercompany Transfers	68,790	67,586	20,346	18,580	30,836	26,448	4,898	4,612	16,561	14,734

Operating Expenses	(444,090)	(431,145)	(80,496)	(81,182)	(69,059)	(68,957)	(234,654)	(140,318)	(33,058)	(17,301)
Payroll	(52,839)	(58,683)	(8,309)	(9,117)	(5,796)	(2,965)	(14,747)	(8,577)	(10,431)	(5,459)
Depreciation	(183,273)	(169,091)	(12,407)	(11,538)	(11,219)	(12,016)	(65,618)	(35,885)	(889)	(170)
Goods and Services	(132,288)	(132,348)	(21,687)	(20,592)	(36,135)	(37,502)	(143,310)	(90,013)	(15,925)	(9,585)
Intercompany
Transfers	(75,690)	(71,023)	(38,092)	(39,935)	(15,909)	(16,474)	(10,979)	(5,843)	(5,813)	(2,087)

Operating Income	64,449	58,664	20,551	20,304	24,973	19,080	13,809	(3,492)	(10,598)	1,376

Non-operating Income and Expenses
Financial Expenses	(61,916)	(53,542)	(18)	(40)	(16)	(1)	(891)	(468)	64	(2)
Other Income and Expenses	(4,782)	334,128	(614)	(349)	884	(4,290)	(1,655)	(340)	(9,028)	(122)
Transferencias
Intercompañías	16,647	8,830	(509)	191	(1,903)	(607)	(8,698)	(5,018)	(487)	5

Non-operating Income	(50,050)	289,416	(1,141)	(198)	(1,035)	(4,898)	(11,244)	(5,826)	(9,451)	(119)

R.A.I.I.D.A.I.E (*)	259,588	570,714	31,836	31,684	35,174	26,198	69,074	27,036	(19,223)	1,429

Taxes and Others	(26,411)	(55,744)	(1,569)	(4,303)	(4,772)	(3,850)	2,099	1,340	775	(123)

Income After Taxes	(12,012)	292,336	17,841	15,803	19,166	10,332	4,664	(7,978)	(19,274)	1,134

Result without effect sale Móviles		(10,322)

(*) R.A.I.I.D.A.I.E.: Income before taxes, interest, depreciation, amortization and extraordinary items,

* In 2004 excludes the effect of the sale of the mobile subsidiary in july 2004.

2004 Annual Report Telefónica CTC Chile 137

Management’s Discussion and Analysis of the Consolidated Financial Statements, continued

5. STATEMENT OF CASH FLOWS

Consolidated Cash Flows

Table No. 4

(Figures in millions of pesos as of December 31, 2004)

			Variation
Description	December 2003	December 2004	MCh$	%

Cash flows from operating activities	291.433	221.919	-69.514	-23.90%
Cash flows from financing activities	-17,078	-852,006	-675,928	N.A.
Cash flows from investment activities	-102,448	759,412	861,860	C.S.
Effect of inflation on cash and cash equivalents	-518	-6,347	-5,829	N.A.
Net change in cash and cash equivalents for the period	12,389	122,978	110,589	N.A.

The positive variation of Ch$ 122,978 million in cash flows for 2004 compared to the positive variation of Ch$ 12,389 million in 2003, is derived from the generation of greater cash flows from investment activities due to the sale of permanent investments mainly offset by greater cash flows from financing activities destined to payment of dividends in 2004.

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6. Financial Indicators

Table No. 5

Consolidated Financial Indicators

Description		Jan-Dec 2003		Jan-Dec 2004

Liquidity Ratio
Current Ratio		0.86		1,21
(Current Assets / Current Liabilities)
Acid Ratio		0.14		0.25
(Most liquid assets / Current Liabilities)

Debt Ratios
Debt Ratio		0.93		0.92
(Total Liabilities / Shareholders’ Equity)
Long-term Debt Ratio		0.59		0.62
(Long-term Liabilities / Total Liabilities)
Financial Expenses Coverage		1.53		7.75
(Income Before Taxes and Interest / Interest Expenses)

Return And Net Income Per Share Ratio
Operating Margin		14.20%		14.1%
(Operating Income / Operating Revenues)
Operational Income Return		5.90%		5.3%
(Operating Income / Net Property, Plant and Equipment (1))
Net Income per Share		$10.9		$325.6
(Net Income / Average number of paid shares each year)
Return on Equity		0.8%		27.0%
(Income / Average shareholders’ equity)
Profitability of Assets		0.39%		14.00%
(Income/Average assets)
Operating Assets Yield		0.54%		19.13%
(Net income / Average operating assets (2))
Return on Dividends		0.8%		42.4%
(Paid dividends / Market Price per Share)

Activity Indicators
Total Assets	MCh$	2,557,355	MCh$	1,894,621
Sale of Assets	MCh$	32,994	MCh$	207,963
Investments in other companies and property, plant and equipment	MCh$	147,604	MCh$	84,267
Inventory Turnover		3.11		3.48
(Cost of Sales / Average Inventory)
Days in Inventory		115.83		103.52
(Average Inventory / Cost of sales times 360 days)
(1)	Figures at the beginning of the year, restated.
(2)	Property, plant and equipment are considered operating assets

The common liquidity ratio shows an increase due to a 2.1% increase in current assets, as a product of greater funds transitorily available, whereas current liabilities decreased by 30.3% in respect to the previous year.

The decrease in the debt ratio is explained by a 27.0% drop in the level of demand liabilities, whereas shareholders’ equity decreased by 25.5%, mainly due to the distribution of accumulated net income through payment of dividends.

2004 Annual Report Telefónica CTC Chile 139

Management’s Discussion and Analysis of the Consolidated Financial Statements, continued

7. Explanation Of The Main Differences Between Market Or Economic Value And The Book Value Of The Company’s Assets

Due to market inaccuracies regarding the capital assets of the sector, there is no economic or market value that can be compared to the respective accounting values. However, there are certain buildings with a book value of zero or close to zero, which have a market value, which compared to the book value is not significant in respect to the Company’s assets taken as a whole.

In relation to other assets, such as marketable securities (shares and promissory notes) with a referential market value, the corresponding provisions have been set up, when the market value is less than the book value.

8. Regulatory Aspects

Fixed Telephony Tariff Decree

Decree No. 187 is in effect as of May 5, 1999. It establishes maximum tariffs for Telefónica CTC Chile for local telephone services and interconnection services for a period of 5 years, which expires on May 5, 2004.

The main services subject to regulation of tariffs are: Telephone Line Service (formerly fixed charge), Local Measured Service, Local Tranche, Access Charges, Communications Service from Public Telephones and Network Unbundling Services.

In relation to the procedure to be followed for setting tariffs for services subject to tariff regulation, on January 13 , 2003, Telefónica CTC Chile S.A. requested the Antitrust Commission to liberate tariffs in specific geographic areas and to define telephone services which will be subject to tariff regulation in areas where the market conditions are not sufficient to guarantee a freedom of tariffs regime and that they determine that Telefónica CTC Chile S.A. has the right to offer alternative tariff plans without prior authorization.

Together with the tariff setting process of Telefónica CTC Chile, Subtel began the tariff setting process for public services provided by Entelphone in Easter Island and the tariffs for interconnection services (access charges) provided by Entelphone, CMET, Telesat and Manquehue Net.

On April 30, Telefónica CTC presented to Subtel its Technical Economic Bases for the Tariff Setting Study for the services provided by Telefónica CTC Chile to other public telephone concessionaries, to intermediate services concessionaries, which provide long distance telephone services, and to suppliers of complementary services.

On May 20, 2003, the antitrust Commission dictated Resolution No.686 which defines the services subject to tariff setting by the Ministries of Economy and Transportation and Telecommunications, which are similar to those established for the 1999 – 2004 period. The mentioned Resolution No. 686 rejects the petition for deregulated tariffs for the specific primary zones requested by Telefónica CTC Chile, and in relation to the request for tariff flexibility, informed favorably by the Regulator, the Resolutive Commission did not

make a specific pronouncement in spite of the fact that most of its members were in favor of making a pronouncement, whereas the rest of the members considered that such matters did not correspond to that Commission. By request from Telefónica CTC Chile, the Resolutive Commission clarified Resolution No. 686, dictating to this effect Resolution No. 709, which disposed that notwithstanding the rate setting by the administrative authority, the dominant operators could offer lower tariffs or different plans under the conditions defined by the respective authority.

On May 30, 2003, Subtel submitted to Telefónica CTC Chile the Preliminary Technical Economic Basis. Telefónica CTC Chile formulated 84 controversies to the Preliminary Technical Economic Basis of Subtel and requested the formation of an Experts Commission as defined by law and in the Regulations that govern the procedure, advertising and participation of the tariff setting process.

The Experts Commission was officially formed on June 17, composed of experts designated by Telefónica CTC Chile and Subtel, and issued its report on July 17, 2003, making a unanimous pronouncement on all the controversies, with the exception of only one which was approved by majority.

On July 25, 2003, Subtel issued Exempt Resolution No. 827 of 2003 which sets the Final Technical Economic Basis that guides the tariff study to set the levels, structure and indexation mechanisms of the services provided by Telefónica CTC Chile that are subject to tariff setting.

Entelphone, CMET, Manquehue Net and Telesat did not formulate controversies to the Preliminary TEB. Consequent with the above, Subtel dictated the Final Technical Economic Basis for the respective companies.

On November 6, 2003 Telefónica CTC Chile, presented the Tariff Study that sets the levels, structure and indexation mechanisms of the services subject to tariff regulation.

On March 5, 2004, the Ministries presented their Report on Objections and Counterproposals to the Tariff Study filed by Telefónica CTC Chile on November 6, 2003. The Company requested the formation of an Expert Commission, which was officially established on March 12. This Commission issued its report on April 2, ruling on the queries posed by Telefónica CTC Chile.

On April 4, 2004, Telefónica CTC Chile filed its Report on Amendments and Reiteration for the Tariff Study with the Ministries. This report included the recommendations of the Expert Commission and reiterated support for those matters not subject to the Commission’s opinion.

On May 4, 2004, the Ministries issued Tariff Decree No. 169, which they sent together with the supporting report to the Chilean General Comptroller for legislative review.

On June 2, 2004, Telefónica CTC Chile filed two presentations with the Chilean General Comptroller as part of the decree’s legislative

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review process. The first, reported mathematical errors in the decree and requested that the authorities correct them.The second presentation outlined legal objections regarding the conceptual aspects of the decree affecting the definition and the scope of the services included therein. Both presentations expressly reserved the Company’s right to take action before the competent courts.

Entel, Chilesat and Telmex filed a complaint with the Chilean General Comptroller against Tariff Decree No. 169, objecting to the assignment of costs of access charges and the criteria for cost assignation of the different tariffs.

On September 16, 2004, the Ministries of Transport and Telecommunications and of Economy, Development and Reconstruction, issued their report to the Chilean General Comptroller in response to the appeals formulated by Telefónica CTC Chile, Chilesat, Entel and Telmex. In this respect, the Ministries informed that as a result of the review of the tariff model many of the mathematical errors claimed by Telefónica CTC Chile were corrected and they also made further corrections to the Tariff Decree.

In turn the Ministries defended the assignment of costs of access charges in T.D. 169, stating that such criteria has been made in conformity with the resolutions of antitrust organizations and those prescribed by the Technical Economic Basis established for this tariff process.

With regard to the conceptual aspects claimed by Telefónica CTC Chile affecting the definition and scope of the services included in the decree, the Ministries rejected them along with the appeals of Entel, Chilesat and Telmex.

On October 4, 2004, Telefónica CTC Chile appealed again to the Chilean General Comptroller in order to request the correction of mathematical errors incurred by the Ministries precisely at the moment of correcting the errors denounced by Telefónica CTC Chile. Likewise, there was insistence on certain conceptual aspects.

Subtel once again submitted Decree No. 169 to the Chilean General Comptroller on December 30, 2004, modifying certain tariffs of network unbundling services, in the item “Adjustment of Civil Works”. Likewise, Subtel once again modified among other tariffs those of item “Adjustment of Civil Works”, resubmitted Decree 169 to the Chilean General Comptroller on January 14, 2005.

In addition, in January 2005, Entel and Telmex filed new presentations to the Chilean Genegal Comptroller, where Entel objects to the tariffs set by the Ministries for providing “Adjustment of Civil Works” and on its part Telmex accompanies information that sustains that access charge tariffs must be based on direct cost.

As of January 31, 2005, the Chilean General Comptroller had not made a pronouncement on Tariff Decree No. 169, the report of the Ministries, objections formulated by Telefónica CTC Chile S.A. and by the telecommunications companies indicated above.

On February 11, 2005, Tariff Decree No. 169 was published in the Official Gazette resulting in the following tariffs for the five year period, beginning on May 6, 2004.

Telefónica CTC Chile will apply the new tariffs retroactively to customers beginning May 6, 2004

Tariff Flexibility

By means of Resolution No. 709 of October 13, 2003, the Resolutive Commission decided to: “Accept the request on fs 476 of Compañía de Telecomunicaciones de Chile S.A., only in respect to that it is necessary to clarify Resolution No. 686, of May 20, 2003, recorded on fs. 440, in the sense that the resolution implies that the market conditions are insufficient to ensure a free pricing system, therefore a maximum rate must be set. Lower tariffs or plans may be offered, but the conditions of these, which protect and provide due guarantees to the user from those in dominant positions in the market, must be regulated by the respective authority.”

The Official Gazette of February 26, 2004, published Decree No. 742, of December 24, 2003, issued by the Ministry of Transport and Telecommunications, which establishes the regulations that govern, without restrictions as to levels or structure, the conditions under which various plans and joint offers can be offered by the dominant operators of the local telephone public service.

Tariff flexibility allows Telefónica CTC Chile to offer its customers diverse commercial plans other than the regulated plan, stipulated by the authority, in accordance with the conditions so defined for that purpose by the respective authority.

Telefónica CTC Chile started offering alternatives to the regulated plan in order to adapt to customer’s needs.

Mobile Telephony Tariff Decree

Decree No. 97 is in effect as of February 12, 1999. It establishes maximum tariffs for Telefónica Móvil S.A for interconnection services, including mobile access charges, for a period of five years, which expired on February 12, 2004.

On July 25, 2003, Telefónica Móvil de Chile S.A. presented the tariff Study to set the tariffs for services subject to regulation.

On January 20, 2004, the Ministries, by means of a decree set the levels, structure and indexation mechanisms of the services subject to tariff setting. That decree was submitted for acceptance by the Chilean General Comptroller, together with the supporting report.

On April 12, 2004, the Chilean General Comptroller accepted the decrees that set the tariffs for access charges for mobile telephony companies. The tariff decrees were published in the Official Gazette of April 14, 2004.

Modifications to the Regulatory Framework

Telephone attention of complaints and gratuity of communications destined to emergency services

Decree No. 590 of the Ministry of Transportation and Telecommunications mandated free access for communications destined to levels of emergency services 131, 132 and 133 and communications destined to emergency services are exempt from service disconnection; the obligation of the telephone companies to attend to complaints through the telephone is established and a new 105 number for special services is created to his purpose. In this respect,

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Management’s Discussion and Analysis of the Consolidated Financial Statements, continued

Telefónica CTC Chile had already incorporated the gratuity of those communications as of May 6, 2004 based on the coming into force of tariff decree No. 169 and, in turn, attention of claims by telephone had been established since the end of 2000 through its special 107 number. In terms of enabling emergency communications from lines subject to service disconnection, Telefónica CTC Chile provided this service on lines connected to exchanges that had the capacity and functionality to maintain access to emergency services even when the service is cut off due to subscriber delinquency.

New format of Single Telephone Bill.

Decree No. 510 of the Ministry of Transportation and Telecommunications establishes the minimum contents and other elements of the Single Telephone Bill and sets a period of 120 days which expires on April 6, 2005 to apply the dispositions established in the mentioned decree.

Technical Standard that classifies complementary services into categories.

Through Exempt Resolution No. 1319, of October 6, 2004, the Undersecretary of Telecommunications (Subtel) established supplementary services categories and assigned numbers to the respective categories of complementary services to which users can access through the public telephone network.

Public consultation regarding regulatory projects.

In July and August, Subtel initiated a process of public inquiries with the operators in the telecommunications sector for regulatory proposals for Network Unbundling and IP Telephony, respectively.

The Network Unbundling proposal (that was subjected to a new public inquiry in December), defines the services, their operating conditions and adds new services that modify the conditions already defined in the tariff decree, defining new obligations which renders additional burdens to companies subject to network unbundling (obligation to invest, new rights to clients, discrimination in the obligations according to the technology used, etc.). Additionally, the obligation of resale is established for mobile companies and the resale conditions are regulated for wholesalers of alternative tariff plans offered by Telefónica CTC. The Company participated in the mentioned public inquiries making their observations and formulating their legal objections, emphasizing that the majority of such proposals are a matter of law and not a matter of resolution, while other aspects of the regulatory proposal could not even be addressed as a law since they affect the rights that are guaranteed by the Chilean Constitution.

The proposal for IP Telephony defines a special type of telephony over broadband, which is provided over existing infrastructure and with lower regulatory requirements than traditional telephony (for example: the multicarrier system for domestic long distance is not applied). This discriminates traditional local operators, for which different conditions apply for the same service. The company along with other operators presented its observations and legal objections to the proposal, considering it among others, discriminatory as well as inhibits investment in new infrastructure and broadband.

As of January 31, 2005, Subtel has not ruled on the comments and legal objections by Telefónica CTC Chile and the other companies, nor has it issued final regulations.

Lawsuit against the State of Chile

On October 31, 2001, Telefónica CTC Chile, seeking to correct errors in Tariff Decree No. 187 of 1999, filed a motion for reconsideration with the Ministries requesting corrections to the 1999 Tariff Decree No. 187. On January 29, 2002, the Ministries issued a joint rejection of this request, explaining that “having carefully evaluated, only the feasibility and timeliness of the petition made, considering the set of circumstances in the problem and the prudence that must orient public actions”, and that the rejection “has had no other motivation than to protect the general interest and progress of the telecommunications services”.

Having exhausted all administrative remedies aimed at correcting the illegal actions taken in the tariff-setting process of May 1999, in March 2002, Telefónica CTC Chile filed lawsuit for damages against the Government in the amount of Ch$ 181,038,411,056 plus readjustments and interest, covering past and future damages incurred up to May 2004.

Proceedings are currently underway and expert reports have been presented on various aspects of the case supporting the position held by Telefónica CTC Chile.

9. Analysis Of The Markets, Competition And Relative Participation

Relevant aspects of the industry.

During 2004, the Telecommunications industry maintained the dynamism that characterizes it, with important events such as mergers and acquisitions and the constant changes in consumer choices for telecommunications services.

It is estimated that lines in service during 2004 reached 3.3 million reflecting a 2% increase in respect to the same period last year, like-wise, voice services show annual variations of approximately -5% in local, -9.4% in DLD and –0.1% in ILD.

It is estimated that in 2004 the mobile telephony market reached a total of 9.5 million subscribers, which represents accumulated growth in the order of 28% as of December 2004.

During 2004, the Internet market shows a migration from narrow-band with a total of 6,415 million minutes and a 42% increase in the Broadband market which, as of December 2004, reaches 506 thousand accesses, 53% using ADSL.

Relevant aspects in the competitive arena.

Telefónica Móviles S.A. ( TEM ) acquires the assets of Bellsouth in Latin America and the mobile subsidiary of Telefónica CTC Chile.

On March 8, 2004, Telefónica Móviles S.A. announced a purchase agreement for the assets of Bellsouth Corporation in Latin America. This agreement includes Bellsouth’s mobile operations in Chile

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which operates on a 25 Mhz spectrum in the 800 Mhz band with TDMA and 10 Mhz in the 1900 Mhz band with CDMA.

On May 18, 2004, the Board of Directors of Telefónica CTC Chile unanimously approved the offer made by Telefónica Móviles S.A., to purchase 100% of the mobile subsidiary of Telefónica CTC Chile S.A., subject to the approval of the Shareholders’ Meeting.

On July 15, 2004, the Shareholders’ Meeting was held to decide on the sale of the mobile subsidiary of Telefónica CTC, in which the shareholders made a counteroffer that meant that Telefónica Móviles S.A had to assume payment of the taxes derived from the operation.

On July 23, 2004, the sales contract was signed for all the shares of the subsidiary; with which, Telefónica CTC Chile no longer participates in the mobile business.

Telefónica Móviles S.A consults the Bellsouth purchase with the Antitrust Commission

Telefónica Móviles S.A., subsidiary of Telefónica S.A. consulted with the Court of Free Competition in respect to the contract denominated “Stock Purchase Agreement” dated March 5, 2004, signed with Bellsouth Corporation, through which it acquires all the telephone assets of the latter within Central and South America, among which is its indirect participation in 100% of Bellsouth Chile S.A., current mobile telephone operator in the Chilean market.

On January 4, 2005 the Antitrust Commission approved the inquiries of Telefónica Móviles S.A., subsidiary of Telefónica S.A., setting a series of conditions for the merger. One of these conditions directly affects Telefónica CTC Chile, establishing that, all joint offers for regular and mobile telephone services, commercialized by the merged company and which considers regular telephone services provided by Telefónica CTC Chile, will be understood as a joint offer made by Telefónica CTC Chile and therefore must be regulated by Decree No. 742 of the Undersecretary of Telecommunications of Chile, published on February 26, 2004.

Telmex enters the domestic market with the purchase of AT&T LA and Chilesat.

In April 2003, AT&T Latin America, owner of AT&T Chile, filed to reorganize its operations Chapter 11 of the Bankruptcy Law of the United States. This process derived in a private auction in October 2003 which was granted to Telmex who take over the operation in the first quarter of 2004. At the end of April 2004, Telmex announced the acquisition of Chilesat Corp (third long distance operator), which was completed in June 2004. After the operation Telmex owns 99% of Chilesat; beginning the integration of the operations of the acquired companies.

Liberty Media takes control of United Global Com, Parent Company Office of VTR.

On January 5, 2004 Liberty Media, owner of 50% of Metrópolis Intercom in association with the Claro Group, announced the takeover of the management of United Global Com, owner of 100% of VTR

Chile. After that operation, Liberty requested the Antitrust Commission analyze the possibility of merging VTR and Metrópolis Intercom. Both companies concentrate 98% of the Cable TV market in Chile (over 90% in Pay TV) and are relevant competitors in the broadband market providing cable modem. Likewise, VTR is the second operator of local telephone services in the country.

On June 9, 2004 the National Economic Attorney General’s Office issued its report to the Antitrust Commission recommending the authorization of the merger subject to compliance with a series of restrictions.

On October 25, 2004, the Antitrust Commission resolved to approve the merger of VTR and Metrópolis Intercom, requiring certain conditions, of distribution of contents, prices and quality of service and opening of cable network broadband to other ISP. These conditions are applied to ensure development of effective competition in the pay TV market in the short-term.

Operators double Broadband speed at the same price.

On September 24, 2004, Telefónica CTC Chile announced it would double the connection speed for all its broadband customer, maintaining the same prices. This commercial offer was subsequently followed by the other operators.

Analysis of relative market share

Local Telephone Service.

This market contemplates providing local telephone services inside the primary areas, interconnection with other telecommunications companies and other unregulated local telephone services. Concessions granted by the Undersecretary of Telecommunications and the Ministry of Transport and Telecommunications (Subtel) are the entry barriers to this industry.

The fixed telephony segment is comprised of eight urban and three rural companies operating under license. Market penetration in terms of lines in service stood at 20.8 per 100 inhabitants at December 2004, a slight increase compared to 20.5% in 2003.

Long Distance.

This market contemplates communications services between primary areas (DLD) and international communications (ILD), also known as intermediate services.

On March 9, 1994 Law No. 19,302 came into effect. It establishes the application of a multicarrier system for domestic and international long distance.This law allows local telephone operators to participate in the long distance market through an independent subsidiary subject to a series of requirements.

In this market there are currently 15 companies operating with 18 carrier codes. Traffic in the DLD market, through fixed telephone lines recorded a drop estimated at 12.2% in the fourth quarter of 2004 compared to the fourth quarter of 2003. In the same period a decrease of 4.5% of market ILD traffic is estimated. In the year end 2004, Telefónica CTC Chile, through its subsidiaries Telefónica Mundo 188 and Globus 120, reached an estimated 45.2% market

2004 Annual Report Telefónica CTC Chile 143

Management’s Discussion and Analysis of the Consolidated Financial Statements, continued

share in domestic long distance and 30.0% in outgoing international long distance. Likewise, in annual terms, Telefónica CTC Chile reached an estimated market share of 44.4% in domestic long distance and 31.2% in outgoing international long distance.

Corporate Communications.

This business area provides circuit and data services (Datared, E1, ATM, Frame Relay), IP network solutions, Hosting, ASP and advanced telecommunications solutions for companies with Internet service providers (ISPs). Likewise includes commercialization of advanced equipment (multiple lines and PABx, among others).

In this business Telefónica CTC Chile competes with 8 companies in the private services arena and in the hosting business with at least 10 companies, reaching a market share of revenues of approximately 47% as of the third quarter of 2004, including sales of advanced equipment to companies.

Mobile Communications.

Provides mobile communication services (cellular telephones, pagers, trunking and wireless data transmission). There are four mobile telephone operators, one smaller operator of mobile satellite communications and one operator that offers digital trunking which is authorized to interconnect to the public mobile network.

Telefónica CTC Chile stopped offering mobile telephone services in July 2004. It currently maintains the relationship with this sector through incoming and outgoing local telephone network services. Fixed-mobile traffic from January to December 2004 has stayed at a similar level as the same period last year, with an upward trend since the second half of 2004, mainly due to the 27% decrease in access charges to mobile networks and the increase in mobile telephone subscribers. On the contrary, mobile-fixed traffic increased by +9% between both years.

Pay TV.

The pay television market is composed of two main competitors in a merger process (VTR and Metrópolis Intercom) who jointly have over 90% of the Pay TV market with 764,946 connections as of September 2004, two satellite TV operators and close to 20 Cable TV operators in specific areas, which altogether do not exceed 4% of the market share.

Internet Access.

In this market there are currently approximately 35 ISPs operating effectively, with three of these concentrating 82% of switchboard traffic. IP traffic (switchboard) accumulated from January to December 2004 in the network of Telefónica CTC Chile reached the order of 6,415 million minutes with a 23% drop with respect to the same period in 2003, mainly due to migration of users to broadband. Telefónica CTC Chile continues with an intensive deployment of Internet access through ADSL broadband, directly to the customer and through a wholesale model in the ISP industry. As of December

2004, Telefónica CTC Chile broadband connections in service reached 200,794 with a growth of 60% with respect to December 2003, achieving an estimated broadband market share of 40% (considering speeds equal to or exceeding 128 kbps).

Other Businesses.

Comprises the Public Telephone market, in which Telefónica CTC Chile participates through its subsidiary CTC Equipos. There are seven nationwide companies of which CTC Equipos, as of December 2004 has approximately 25% market share considering 10,288 public telephones. Additionally, Telefónica CTC Chile has another 17,991 community telephones installed.

On November 20, 2001 a new subsidiary was formed to commercialize and install security and monitoring systems for residential and corporate customers, providing surveillance services and any other service relating to the above. As of September 2004 it is estimated that Telefónica CTC Chile has a market share of 30% in this service.

10. ANALYSIS OF MARKET RISK

Financial Risk Coverage

With the attractive interest rates in certain periods, the Company has obtained financing abroad, denominated primarly in dollars and euros and in certain cases, at a variable interest rate. For this reason the Company is exposed to two types of financial risks, the risk of exchange rate fluctuations and the risk of interest rate fluctuations.

Financial risk due to foreign currency fluctuations

The Company has exchange rate hedging instruments with the purpose of reducing the negative impact of the dollar and euro fluctuations on its results. The percentage of interest bearing debt exposure is defined and continuously reviewed, basically considering the volatility of the exchange rate, its trend, and the cost and availability of hedging instruments for different terms.

The main hedging instruments used are dollar/UF and dollar/peso exchange instruments.

As of December 31, 2004, total interest bearing debt was US$1,086.8 million, including US$ 731.0 million in financial liabilities in dollars, US$ 259.9 million in debt denominated in “unidades de fomento” and US$ 95.8 million of debt in Chilean pesos. In this manner US$ 731.0 million corresponded to debt exposed to foreign currencies and therefore directly or indirectly exposed to the variations of the dollar. Simultaneously, the Company had dollar/UF, dollar/peso exchange insurance and assets in dollars that resulted, (at the end of the fourth quarter of 2004), in exposure to foreign exchange, close to 0%

Financial risk due to floating interest rate fluctuations

The policy for hedging interest rates seeks to reduce the negative impact on financial expenses due to increases in interest rate.

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As of December 31, 2004, the Company had debts at variable interest rates, Libor, Euro Libor and TAB mainly for syndicated loans.

To protect the Company from increases in the variable (floating) interest rates, derivative financial instruments have been used, particularly Forward Rate Agreements (which protect the Libor rate), to limit the future fluctuations of interest rates. As of December 31, 2004 this has allowed the Company to end with an exposure of 70% of total interest bearing debt.

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INDIVIDUAL FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

2004 Annual Report Telefónica CTC Chile 147

CONTENTS

Independent Auditors’ Report Balance Sheets Statements of Income Statements of Cash Flows Notes to the Financial Statements

ThCh$ :	Thousands of Chilean pesos
UF :

The Unidad de Fomento, or UF, is an inflation-indexed peso denominated monetary unit in Chile. The daily UF rate is fixed in advance based on the change in the Chilean Consumer Price Index of the previous month

ThUS$ :	Thousands of US dollars

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Report on the Financial Statements

Compañía de Telecomunicaciones de Chile S.A

Independent Auditors’ Report

Deloitte

Deloitte & Touche
Sociedad de Auditores y Consultores Ltda.
RUT: 80.276.200-3
Av. Providencia 1760
Pisos 6, 7, 8 y 9
Providencia, Santiago
Chile
Fono: (56-2) 270 3000
Fax: (56-2) 374 9177
e-mail: deloittechile@deloitte.com
www.deloitte.cl

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of

Compañía de Telecomunicaciones de Chile S.A.

We have audited the accompanying balance sheets of Compañía de Telecomunicaciones de Chile S.A. as of December 31, 2004, and 2003 and the related statements of income and of cash flows for the years then ended. These financial statements (including the related notes) are the responsibility of the management of Compañía de Telecomunicaciones de Chile S.A. Our responsibility is to express an opinion on these financial statements based on our audits. The accompanying Management’s Discussion and Analysis of the Individual Financial Statements is not an integral part of these financial statements, and, therefore, this report does not cover this item.

We conducted our audits in accordance with auditing standards generally accepted in Chile. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The abovementioned financial statements have been prepared to reflect the stand alone financial position of Compañía de Telecomunicaciones de Chile S.A., on the basis of the criteria set forth in Note 2, prior to consolidating line by line the financial statements of the subsidiaries detailed in Note 11. Therefore, in order to be properly understood, these individual financial statements should be read and analyzed in conjunction with the consolidated financial statements of Compañía de Telecomunicaciones de Chile S.A. and subsidiaries, which are required by accounting principles generally accepted in Chile.

In our opinion, the abovementioned financial statements present fairly, in all material respects, the financial position of Compañía de Telecomunicaciones de Chile S.A. at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in conformity with the basis of accounting described in Note 2.

As detailed in Note 11, on July 23, 2004, the Company sold its subsidiary Telefónica Móvil de Chile S.A.. As a result of this transaction, the Company recognized a gain on disposal of ThCh$303,540,170, which is net of taxes and net of the amortization of the related goodwill

The accompanying financial statements have been translated into English for the convenience of readers outside Chile.

January 21, 2005

Una firma miembro de Deloitte Touche Tohmatsu

2004 Annual Report Telefónica CTC Chile 149

Compañía de Telecomunicaciones de Chile S.A.

Balance Sheets

December 31, 2004 and 2003

(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004)

ASSETS	Notes	2004 ThCh$	2003 ThCh$

CURRENT ASSETS
Cash		4,599,036	12,629,039
Time deposits	(32)	52,861,398	5,236,681
Marketable securities, net	(4)	25,681,415	43,503,554
Accounts receivable, net	(5)	87,172,573	108,142,330
Notes receivable, net	(5)	3,602,104	3,506,595
Other receivables	(5)	27,362,447	14,834,174
Due from related companies	(6A)	50,027,281	141,790,335
Inventories, net		5,287,997	6,210,693
Recoverable taxes		–	3,012,570
Prepaid expenses		2,254,493	4,293,764
Deferred taxes	(7B)	11,974,603	11,425,978
Other current assets	(8)	109,302,899	35,892,323
TOTAL CURRENT ASSETS		380,126,246	390,478,036

PROPERTY, PLANT AND EQUIPMENT	(10)
Land		25,580,644	25,519,767
Buildings and improvements		180,816,728	180,157,239
Machinery and equipment		2,756,304,808	2,720,923,154
Other property, plant and equipment		203,325,542	220,849,638
Technical revaluation		6,826,564	6,845,519
Less: Accumulated depreciation		1,988,938,358	1,859,118,949
TOTAL PROPERTY, PLANT AND EQUIPMENT, NET		1,183,915,928	1,295,176,368

OTHER LONG-TERM ASSETS
Investment in related companies	(11)	262,538,454	455,918,009
Investment in other companies		3,950	3,950
Goodwill	(12)	17,912,166	160,377,328
Other receivables	(5)	11,250,694	24,992,772
Due from related companies	(6A)	20,948,795	138,175,114
Intangibles		3,593,878	2,410,370
Less: Accumulated amortization		1,860,458	947,702
Others	(13)	13,728,459	12,255,567
TOTAL OTHER LONG-TERM ASSETS		328,115,938	793,185,408

TOTAL ASSETS		1,892,158,112	2,478,839,812

The accompanying notes 1 to 34 are an integral part of these financial statements.

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Compañía de Telecomunicaciones de Chile S.A.

Balance Sheets

December 31, 2004 and 2003

(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004)

LIABILITIES	Notes	2004 ThCh$	2003 ThCh$

CURRENT LIABILITIES
Short-term debt with banks and financial institutions	(14)	19,478,974	19,811,495
Current maturities of long-term debt	(14)	15,516,787	85,431,911
Commercial paper	(16A)	34,746,717	–
Current maturities of bonds payable	(16B)	76,398,621	115,522,859
Current maturities of other long-term obligations		32,134	42,001
Dividends payable		1,715,456	46,776
Trade accounts payable	(33)	42,739,526	45,180,848
Other payables	(34)	46,083,482	84,343,946
Due to related companies	(6B)	69,811,979	58,363,615
Accruals	(17)	4,958,356	5,470,136
Withholdings		10,077,223	9,880,677
Income tax		32,628,138	–
Unearned income		6,862,507	5,412,789
Other current liabilities		808,581	4,047,216

TOTAL CURRENT LIABILITIES		361,858,481	433,554,269

LONG-TERM LIABILITIES
Long-term debt with banks and financial institutions	(15)	340,262,113	314,128,186
Bonds payable	(16B)	127,836,164	319,449,187
Other accounts payable		2,179,391	3,691,810
Due to related companies	(6B)	2,334,377	25,149,728
Accruals	(17)	24,152,251	15,456,371
Deferred taxes	(7B)	47,923,527	43,986,110
Other liabilities		740,796	930,666
TOTAL LONG-TERM LIABILITIES		545,428,619	722,792,058

SHAREHOLDERS’ EQUITY	(19)
Paid-in capital		880,977,537	880,977,537
Other reserves		(1,237,651)	(810,979)
Retained earnings		105,131,126	442,326,927
Retained earnings		48,806,351	431,939,698
Net income for the year		311,628,674	10,387,229
Interim dividend (less)		255,303,899	–
TOTAL SHAREHOLDERS’ EQUITY		984,871,012	1,322,493,485

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		1,892,158,112	2,478,839,812

The accompanying notes 1 to 34 are an integral part of these financial statements.

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Compañía de Telecomunicaciones de Chile S.A.

Statements of Income

For the years ended December 31, 2004 and 2003

(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004)

OPERATING RESULTS:		2004 ThCh$	2003 ThCh$

Operating revenues		426,034,038	443,597,481
Less: Operating costs		278,787,448	301,645,116

Gross profit		147,246,590	141,952,365

Less: Administrative and selling expenses		100,417,605	93,681,413

OPERATING RESULTS		46,828,985	48,270,952

NON-OPERATING RESULTS:

Interest income		14,901,702	19,221,434
Equity in earnings of equity-method investees	(11)	32,728,502	35,784,055
Other non-operating income	(20A )	478,730,383	8,587,455
Equity in losses of equity-method investees	(11)	9,353,606	2,287,867
Less:Amortization of goodwill	(12)	140,123,796	11,400,366
Less:Interest expense and other		53,768,364	62,419,183
Less:Other non-operating expenses	(20B )	15,850,096	2,078,658
Price-level restatement	(21)	(3,702,933)	419,771
Foreign exchange gain	(22)	14,883,962	662,411
NON-OPERATING GAIN (LOSS), NET		318,445,754	(13,510,948)

INCOME BEFORE INCOME TAXES		365,274,739	34,760,004
Income taxes	(7C )	(53,646,065)	(24,372,775)

NET INCOME FOR THE YEAR		311,628,674	10,387,229

The accompanying notes 1 to 34 are an integral part of these financial statements.

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Compañía de Telecomunicaciones de Chile S.A.

Statements of Cash Flows

For the years ended December 31, 2004 and 2003

(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004)

	2004 ThCh$	2003 ThCh$

NET CASH FLOWS FROM OPERATING ACTIVITIES	138,932,384	166,968,069
Net income for the year	311,628,674	10,387,229
Sales of assets :	(471,339,773)	(1,699,446)

(Gain) loss on sales of property, plant and equipment	10,119	(1,767,614)
Gain on sales of investments (less)	(471,349,892)	–
Loss on sales of investments	–	68,168
Debits ( credits ) to income that do not represent cash flows :	291,805,041	166,044,603

Depreciation for the year	159,491,807	171,963,487
Amortization of intangibles	879,799	678,865
Provisions and write offs	20,536,307	22,240,676
Equity in earnings of equity method investees	(32,728,502)	(35,784,055)
Equity in losses of equity method investees	9,353,606	2,287,867
Amortization of goodwill	140,123,796	11,400,366
Price-level restatement	3,702,933	(419,771)
Foreign exchange gain	(14,883,962)	(662,411)
Other credits to income that do not represent cash flows	(1,684,132)	(6,980,586)
Other debits to income that do not represent cash flows	7,013,389	1,320,165
Changes in operating assets Increase (decrease)	60,357,662	113,717,838

Trade accounts receivable	(8,240,010)	(25,112,551)
Inventories	886,666	1,713,866
Other assets	67,711,006	137,116,523
Changes in operating liabilities (Increase) decrease	(53,519,220)	(121,482,155)

Accounts payable related to operating activities	(89,718,596)	(138,212,237)
Interest payable	(7,336,826)	(3,916,724)
Income taxes payable (net)	43,536,202	20,646,806

The accompanying notes 1 to 34 are an integral part of these financial statements.

2004 Annual Report Telefónica CTC Chile 153

Compañía de Telecomunicaciones de Chile S.A.

Statements Of Cash Flows

For the years ended December 31, 2004 and 2003

(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004)

	2004 ThCh$	2003 ThCh$

NET CASH USED IN FINANCING ACTIVITIES	(847.389.950)	(106.981.320)

Obligations with the public	34.859.951	20.460.661
Other loans from related companies	4.680.368	69.090.821
Dividends paid (less)	(633.914.218)	(17.134.418)
Loans repaid (less)	(17.184.388)	(96.972.241)
Repayment of obligations with the public (less)	(213.512.442)	(82.426.143)
Repayment of other loans from related companies (less)	(22.319.221)	–

NET CASH PROVIDED BY (USED IN) INVESTMENT ACTIVITIES	841.860.881	(48.289.785)

Sales of property, plant and equipment	118.460	981.135
Sales of permanent investments	681.206.666	–
Sales of other investments	17.336.697	47.699.929
Collection of documented loans to related companies	203.708.982	–
Acquisition of property, plant and equipment (less)	(49.580.164)	(62.476.954)
Investments permanent (less)	–	(502.093)
Investments in financial instruments (less)	(10.929.760)	(33.991.802)

NET CASH FLOWS FOR THE YEAR	133.403.315	11.696.964

EFFECT OF INFLATION ON CASH AND CASH EQUIVALENTS	(6.174.189)	(473.096)

NET INCREASE OF CASH AND CASH EQUIVALENTS	127.229.126	11.223.868

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	26.374.734	15.150.866

CASH AND CASH EQUIVALENTS AT END OF YEAR	153.603.860	26.374.734

The accompanying notes 1 to 34 are an integral part of these financial statements

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Compañía de Telecomunicaciones de Chile S.A.

Notes to the Financial Statements

(Translation of financial statements originally issued in Spanish)

1. Registration in the Securities Registry:

The Company is an open stock corporation that is registered in the Securities Registry under No. 009 and is therefore subject to supervision by the Chilean Superintendency of Securities and Insurance.

2. Significant Accounting Principles:

(a) Accounting period:

The financial statements cover the years ended December 31, 2004 and 2003.

(b) Basis of preparation:

These individual financial statements (hereinafter the financial statements) have been prepared in accordance with Generally Accepted Accounting Principles in Chile and standards set forth by the Chilean Superintendency of Securities and Insurance, except for investments in subsidiaries, which are recorded on a single line of the balance sheet at their equity value, and therefore, have not been consolidated line by line. This treatment does not modify net income for the year or equity.

In case of discrepancies between Generally Accepted Accounting Principles in Chile issued by the Chilean Accountants Association and the standards set forth by the Chilean Superintendency of Securities and Insurance, the standards set forth by the Superintendency shall prevail for the Company.

These financial statements have been issued only for the purpose of individually analyzing the Company and, therefore, should be read in conjunction with the consolidated financial statements, which are required by Generally Accepted Accounting Principles in Chile.

(c) Basis of preparation:

The consolidated financial statements for 2003 and their notes have been adjusted for comparison purposes by 2.5%. For comparison purposes there have been certain reclassifications made to the 2003 financial statements.

(d) Price-level restatement:

The financial statements have been adjusted by applying price-level restatement standards, in accordance with Generally Accepted Accounting Principles in Chile, in order to reflect the changes in the purchasing power of the currency during both years. The accumulated variation in the CPI as of December 31, 2004 and 2003, for initial balances, is 2.5% and 1.0%, respectively.

(e) Basis of conversion:

Assets and liabilities in US$ (United States dollars), Euros, and UF (Unidad de Fomento), have been converted to pesos at the exchange rates as of each year end.

YEAR	US$	EURO	UF

2004	557.40	760.13	17,317.05
2003	593.80	744.95	16,920.00

Exchange rate differences originating in the application of this Standard, are credited or debited to income for the year.

(f) Time deposits:

Time deposits are carried at cost, plus accrued interest and adjustments as of year-end.

(g) Marketable securities:

Fixed income securities are carried at price-level restated cost or market value, whichever is less, plus accrued interest at each year end, using the real interest rate calculated at the date of acquisition.

(h) Inventories:

Equipment destined for sale, is carried at price-level restated acquisition cost or at market value, whichever is less.

Inventories deemed to be used during the next twelve months are classified as current assets and their cost is price-level restated. The obsolescence provision has been determined on the basis of a survey of materials with slow turnover.

(i) Allowance for doubtful accounts:

In the calculation of allowance for doubtful accounts, differentiated percentages are applied, taking into consideration aging factors and eventual administrative collections costs, reaching in some cases 100% for debts over 120 days.

(j) Property, plant and equipment:

Property, plant and equipment are carried at their price-level restated acquisition and/or construction cost.

Property, plant and equipment acquired up to December 31, 1979 are carried at their appraisal value, as stipulated in Article 140 of D.F.L. No. 4, and those acquired subsequently are carried at their acquisition value, except for those assets that are carried at appraisal value recorded as of June 30, 1986, as authorized in Circular No. 550 issued by the Chilean Superintendency of Securities and Insurance. All these values have been price-level restated.

(k) Depreciation:

Depreciation has been calculated and recorded on the basis of the

2004 Annual Report Telefónica CTC Chile 155

Notes to the Financial Statements, continued

2. Significant Accounting Principles, continued

values stated above, by applying set factors determined on the basis of the estimated useful lives of the assets. The average annual financial depreciation rate of the Company is approximately 6.79%.

(l) Leased assets:

Leased assets with a purchase option, the contracts of which meet the characteristics of a financial lease, are recorded in a similar manner to the acquisition of property, plant and equipment, recognizing the total obligation and interest on an accrual basis. These assets are not legally owned by the Company, therefore until it exercises the purchase option they cannot be freely disposed of.

(m) Intangibles software licenses:

Software licenses are valued at their price-level restated acquisition cost. Amortization is calculated using the straight-line method based on the periods in which it is deemed that the license will provide benefits, which does not exceed 4 years.

(n) Investments in related companies:

These investments are shown at their equity value, recognizing The investee`s share of income on an accrual basis. For investments abroad the valuation methodology applied is that defined in Technical Bulletin No. 64. These investments are controlled in dollars, since they are in countries deemed to be unstable according to that Bulletin and their activities do not constitute an extension of the operations of the Parent Company.

(ñ) Goodwill:

In the case of investments made through December 31, 2003, corresponds to the excess of the purchase price of an investment over the net book value of the assets acquired and liabilities assumed under the equity method. Goodwill amortization periods have been determined considering factors such as the nature and characteristics of the business and the estimated period of return of the investment.

Goodwill impairment has been assessed as required in Circular No. 151, of the Superintendency of Securities and Insurance and Technical Bulletin No. 72, of the Chilean Association of Accountants.

(o) Transactions with resale or repurchase agreements:

Purchases of financial instruments with resale agreements are recorded as fixed rate securities and are classified under Other Current Assets.

(p) Obligations with the public:

•    Bonds payable: are presented in liabilities at the par value of the issued bonds (see note 16b). The difference between the par and placement value, determined on the basis of the designated interest rate for the transaction, is deferred and amortized straight-line over the term of the respective bond (see notes 8 and 13).

•    Commercial paper is presented in liabilities at its placement value, plus accrued interest (see note 16a).

Costs directly related to the placement of these obligations are deferred and amortized using the straight-line method over the term of the respective liability.

(q) Income tax and deferred income tax:

Income tax is recorded on the basis of taxable net income. Recognition of deferred taxes on all temporary differences, utilizable tax loss carry forwards, and other events that create differences between the tax and accounting base, is recorded following Technical Bulletins No. 60 and 69 of the Chilean Accountants Association and as established by the Chilean Superintendency of Securities and Insurance in Circular No. 1,466 dated January 27, 2000.

On September 28, 2001 Law No. 19,753 was published, increasing the income tax rate to 16% in 2002, 16.5% in 2003 and 17% in 2004 and thereon. As of December 31 of each period presented, deferred tax assets and liabilities reflect the increase in tax rate. Recognition for the effect on deferred taxes from an increase in income tax rates follows Technical Bulletin No. 71 issued by of the Chilean Accountants Association. (See Note 7).

(r) Staff severance indemnities:

For employees subject to this benefit the Company’s staff severance indemnities obligation is provided for by applying the present value of the obligation using an annual discount rate of 7%, considering the projected service period of the employee determined on the basis of actuarial calculations (see note 18).

Actuarial gains and losses are deferred and amortized over average periods of employee service.

(s) Operating revenues:

The Company’s revenues are recognized on an accrual basis in accordance with generally accepted accounting principles in Chile. Since billing is performed on cycle rather than month-end dates, revenue has been accrued for services that have not been invoiced, determined on the basis of the contracts in force. These amounts are recorded under Trade Accounts Receivable.

(t) Foreign currency futures contracts:

The Company has entered into future foreign currency contracts, which represent a hedge against the variation in the exchange rate of its obligations in foreign currency.

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These instruments are valued in accordance with Technical Bulletin No. 57 of the Chilean Accountants Association.

The rights and obligations acquired are detailed in Note 25, reflecting in the balance sheet only the net right or obligation at period end, classified according to the maturity of each contract under Other Current Assets or Other Creditors, as applicable. The exchange cover insurance premium implicit in the contract is deferred and amortized using the straight-line method over the term of the same.

(u) Interest rate coverage:

Interest on loans for which associated interest rate swaps have been entered into, are recorded recognizing the effect of those contracts on the interest rate established in such loans and the rights and obligations acquired there under are shown under Other Creditors or under Other Current Assets, as applicable (See Note 25).

(v) Computer software:

The cost of software purchased is deferred and amortized using the straight-line method over a maximum period of four years.

(w) Research and development expenses:

Research and development expenses are charged to income in the period in which they are incurred. Those expenses have not been significant in recent years.

(x) Accumulated adjustment for conversion differences:

The Company recognizes in this equity reserve account the difference between the variation of the exchange rate and the Consumer Price Index (C.P.I.) originated when restating its investments abroad, which are controlled in United States dollars; it also includes adjustments for conversion differences arising from subsidiaries and related companies that have recognized it for their investments abroad. The balance of this account is credited (charged) to income in the same period in which the gain or loss over total or partial disposal of these investments is recognized.

(y) Statement of cash flows:

For the purposes of preparing the Statement of Cash Flows according to Technical Bulletin No. 50 of the Chilean Accountants Association and Circular No. 1,312 of the Chilean Superintendency of Securities and Insurance, the Company considers mutual funds, securities under agreements to resell and time deposits maturing in less than 90 days as cash equivalents.

Cash flows related to the Company’s line of business and all those not defined as from investment or financing activities are included under “Cash Flows from Operating Activities”.

3. Accounting Changes:

a) Accounting changes

During the years covered in these financial statements, the accounting principles have been consistently applied.

b) Change in estimate

As established in Technical Bulletin No. 8 of the Chilean Association of Accountants, and derived from the current conditions in the collective agreements, the Company modified the estimation of future permanence of employees subject to the mentioned agreements. As a product of this change in estimate, at the beginning of the year, the Company recorded deferred charge for ThCh$5,668,155, which will be amortized over the period of future permanence of employees eligible for the benefit (see Note 13b).

4. Marketable Securities:

The balance of marketable securities is as follows:
	2004 THCH$	2003 THCH$

Publicly offered promissory notes	25,681,415	43,503,554
Total Marketable Securities	25,681,415	43,503,554

2004 Annual Report Telefónica CTC Chile 157

Notes to the Individual Financial Statements, continued

4. Marketable Securities, continued

Publicly offered promissory notes (Fixed Income)

	Date			Book Value
Instrument	Purchase	Maturity	Par Value ThCh$	Amount ThCh$	Rate %	Market Value ThCh$	Provision ThCh$

Zero-051201	Dic-2002	Oct-2005	2,974,206	3,483,329	5.07	3,530,989	–
Zero-051101	Dic-2002	Nov-2005	1,419,031	1,693,521	5.85	1,716,749	–
Zero-051001	Dic-2002	Dic-2005	11,146,556	13,315,639	5.85	13,502,502	–

Sub-Total			15,539,793	18,492,489	–	18,750,240	–

BCD-501005	Sep-2004	Oct-2005	2,787,000	2,853,362	5.00	2,853,362	33,854
BCD-501005	Nov-2004	Oct-2005	1,393,500	1,426,332	5.00	1,426,332	4,616
BCD-501005	Dic-2004	Sep-2005	2,787,000	2,909,232	5.00	2,911,454	–

Sub-Total			6,967,500	7,188,926	–	7,191,148	38,470

Total			22,507,293	25,681,415	–	25,941,388	38,470

5. Current and long-term receivables:

The detail of current and long-term receivables is as follows:

	Current							Long-term
Description	Up to 90 days		Over 90 up to 1 year		Subtotal	Total Current (net)
	2004 ThCh$	2003 ThCh$	2004 ThCh$	2003 ThCh$	2004 ThCh$	2004 ThCh$	2003 ThCh$	2004 ThCh$	2003 ThCh$

Trade accounts receivable	151,452,021	165,387,825	3,984,556	8,863,641	155,436,577	87,172,573	108,142,330	2,072,828	4,758,678
Allowance for doubtful accounts	(66,271,725)	(61,677,317)	(1,992,279)	(4,431,820)	(68,264,004)	–	–	–	–
Notes receivable	10,812,254	10,021,440	–	–	10,812,254	3,602,104	3,506,595	–	–
Allowance for doubtful accounts	(7,210,150)	(6,514,845)	–	–	(7,210,150)	–	–	–	–
Miscellaneous accounts receivable	9,929,718	11,837,190	17,432,729	2,996,984	27,362,447	27,362,447	14,834,174	9,177,866	20,234,094
Allowance for doubtful accounts	–	–	–	–		–	–	–	–

Total long-term receivables								11,250,694	24,992,772

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6. Balances and transactions with related companies:

a) Due from

Tax No.	Company	Short-term		Long-term
		2004 ThCh$	2003 ThCh$	2004 ThCh$	2003 ThCh$

59.083.900-0	Telefónica Ingeniería de Seguridad	712	5,556	–	–
90.430.000-4	Telefónica Empresas CTC Chile S.A.	10,995,813	33,444,606	–	–
96.551.670-0	Telefónica Mundo S.A.	12,244,512	10,758,437	1,490,760	14,678,934
96.545.500-0	CTC Equipos y Servicios S.A.	4,522,600	7,848,659	28,823	1,149,707
96.786.140-5	Telefónica Móvi de Chile S.A.	3,395,716	50,245,456	–	122,346,473
96.545.480-2	CTC Marketing e Inform. S.A. (Nexcom S.A.)	–	270,564	–	–
74.944.200-k	Fundación Telefónica	208,229	157,968	–	–
Foreign	Telefónica Internacional de España	40,000	666,778	–	–
96.834.320-3	Telefónica Internet Empresas S.A.	1,985,146	4,202,911	7,746,119	–
78.703.410-1	Tecnonáutica S.A.	122,866	5,201,336	–	–
93.541.000-2	Impresora y Comercial Publiguías S.A.	4,163,903	3,502,692	–	–
96.887.420-9	Globus 120 S.A.	308,814	7,146,199	5,398,045	–
96.834.230-4	Terra Networks Chile S.A.	152,139	105,228	–	–
96.895.220-k	Atento Chile S.A	160,908	77,673	–	–
96.910.730-9	Emergia Chile S.A.	4,572	20,432	–	–
96.811.570-7	Telepeajes de Chile S.A.	239,465	13,733	–	–
96.961.230-5	Telefónica Gestión de	1,393,446	2,395,921	–	–
96.971.150-8	Telefónica Asistencia y Seguridad S.A.	844,969	5,716,425	6,285,048	–
96.942.730-3	Telefónica Mobile Solutions Chile S.A.	106,608	32,894	–	–
Foreign	Telefónica Procesos y Tecnología de	9,136,863	9,976,867	–	–

Total		50,027,281	141,790,335	20,948,795	138,175,114

There have been charges and credits to current accounts with related companies due to invoicing for sale of materials, equipment and services. Additionally there is a mercantile mandate contract through which Telefónica CTC Chile administers the cash surpluses of each one and a mercantile account contract signed with all subsidiaries.

2004 Annual Report Telefónica CTC Chile 159

Notes to the Financial Statements, continued

6. Balances and transactions with related companies, continued

b) Due to:

Tax No.	Company	Short-term		Long-term
		2004 ThCh$	2003 ThCh$	2004 ThCh$	2003 ThCh$

59.083.900-0	Telefónica Ingeniería de Seguridad	33,168	6,286	–	–
90.430.000-4	Telefónica Empresas CTC Chile S.A.	4,803,533	5,508,559	599,371	2,650,367
96.551.670-0	Telefónica Mundo S.A.	19,251,736	15,561,636	–	–
96.545.500-0	CTC Equipos y Servicios S.A.	10,486,978	4,555,404	–	–
96.786.140-5	Telefónica Móvil de Chile S.A	11,063,559	12,972,052	–	–
74.944.200-k	Fundación Telefónica Chile	419,646	261,022	–	–
96.527.390-5	Telefónica Internacional Chile S.A	270,146	270,551	–	21,000,675
96.834.320-3	Telefónica Internet Empresas S.A.	3,018,697	393,551	–	–
78.703.410-1	Tecnonáutica S.A.	1,681,776	614,411	–	–
93.541.000-2	Impresora y Comercial Publiguías S.A.	1,201,761	855,773	–	–
96.887.420-9	Globus 120 S.A.	358,793	95,939	–	–
96.834.230-4	Terra Networks Chile S.A.	4,010,861	3,896,609	–	–
96.895.220-k	Atento Chile S.A	1,660,205	2,598,390	–	–
96.910.730-9	Emergia Chile S.A.	129,078	395,952	–	–
96.811.570-7	Telepeajes de Chile S.A.	1,181,480	–	–	–
96.961.230-5	Telefónica Gestión de Servicios Compartidos S.A.	1,724,969	2,450,881	1,735,006	1,498,686
96.971.150-8	Telefónica Asistencia y Seguridad S.A.	1,439,339	673,438	–	–
Foreign	Telefónic Procesos y Tecnología deInformación S.A.	7,076,254	7,253,161	–	–
Total		69,811,979	58,363,615	2,334,377	25,141,728

In accordance with Article 89 of the Chilean Companies Act, all these transactions have been carried out under conditions similar to those prevailing in the market.

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c) Transactions:

		Nature	Description	2004 ThCh$		2003 ThCh$
Company	Tax No.	of Relationship	of transaction	Amount	Effect on income	Amount	Effect on income

Telefónica Ingeniería de Seguridad	59,083,900-0	Associate	Other Non-operating Income	4,481	4,481	2,829	2,829
CTC Isapre S.A. (1)	79,727,230-2	Associate	Purchases and services rendered	–	–	(491,818)	(491,818)
			Financial Expenses	–	–	(4,043)	(4,043)
			Other Non-operating Expenses	–	–	131,007	131,007
Telefónica Empresas CTC Chile S.A.	90,430,000-4	Associate	Sales and services Purchases and services	32,982,777	32,982,777	26,684,112	26,684,112
			rendered	(14,078,611)	(14,078,611)	(16,104,601)	(16,104,601)
			Financial Income	335,922	335,922	863,583	863,583
			Financial Expenses	(35,313)	(35,313)	(15,078)	(15,078)
			Other Non-operating Expenses	2,200,458	2,200,458	2,836,930	2,836,930
Telefónica Mundo S.A.	96,551,670-0	Associate	Sales and services	12,717,952	12,717,952	9,936,173	9,936,173
			Purchases and services rendered	(16,069,419)	(16,069,419)	(16,963,373)	(16,963,373)
			Financial Income	213,605	213,605	1,751,514	1,751,514
			Financial Expenses	(162,203)	(162,203)	(465,715)	(465,715)
			Other Non-operating Income	123,871	123,871	1,401,903	1,401,903
CTC Equipos y Servicios S.A.	96,545,500-0	Associate	Sales and services	13,104,212	13,104,212	15,276,203	15,276,203
			Purchases and services rendered	(3,089,002)	(3,089,002)	(3,988,564)	(3,988,564)
			Financial Income	20,945	20,945	540,985	540,985
			Financial Expenses	(10,693)	(10,693)	–	–
			Other Non-operating Income	129,081	129,081	168,684	168,684
Telefónica Móvil de Chile S.A. (2)	96,786,140-5	Associate	Sales and services	4,933,664	4,933,664	4,489,633	4,489,633
		Associate	Purchases and services rendered	(4,926,869)	(4,926,869)	(2,334,208)	(2,334,208)
			Financial Income	5,714,221	5,714,221	8,697,573	8,697,573
			Other Non-operating Income	598,044	598,044	40,429	40,429
Fundación Telefónica Chile	74,944,200-k	Associate	Financial Expenses	(4,276)	(4,276)	(4,094)	(4,094)
			Other Non-operating Income	61,566	61,566	–	–
Globus 120 S.A.	96,887,420-9	Associate	Sales and services	625,464	625,464	477,237	477,237
			Purchases and services rendered	(417,756)	(417,756)	(241,495)	(241,495)
			Financial Income	250,984	250,984	27,482	27,482
			Other Non-operating Income	62,717	140,122	140,122
Terra Networks Chile S.A.	96,834,230-4	Associate	Sales and services	66,666	66,666	27,609	27,609
			Other Non-operating Income	419	419	942	942
Atento Chile S.A.	96,895,220-k	Associate	Purchases and services rendered	(12,855,496)	(12,855,496)	(6,806,694)	(6,806,694)
			Financial Expenses	(554)	(554)	(5)	(5)
			Other Non-operating Expenses	(23,348)	(23,348)	8,577	8,577
Emergia Chile S.A.	96,910,730-9	Associate	Financial Expenses	(562)	(562)	–	–
			Other Non-operating Income	45,640	45,640	(2,009)	(2,009)
Telefónica Gestión de Servicios Compartidos S.A.	96,961,230-5	Associate	Purchases and services rendered	(8,972,861)	(8,972,861)	(9,036,906)	(9,036,906)
			Financial Expenses	(1,475)	(1,475)	(12,530)	(12,530)
			Other Non-operating Income	672,669	672,669	494,547	494,547
Telefónica Asistencia y Seguridad S.A.	96,971,150-8	Associate	Sales and services	277,814	277,814	179,714	179,714
			Purchases and services rendered	(31)	(31)	(9,901)	(9,901)
			Financial Income	310,835	310,835	396,870	396,870
			Other Non-operating Income	448,184	448,184	641,733	641,733
Telefónica Mobile Solutions Chile S.A.	96,942,730-3	Associate	Sales and services	1,724	1,724	–	–
			Other Non-operating Income	1,714	1,714	–	–
Telefónica Móviles S.A.	Extranjera	Associate	Financial Income	464,847,415	464,847,415	–	–
			Other Non-operating Expenses	(133,872,010)	(133,872,010)	–	–

(1) Transactions with CTC Isapre S.A. are registered until September, 2003, when the Company sold this subsidiary.

(2) Transactions with Telefónica Móvil de Chile S.A. are registered until June, 2004, when the Company sold this subsidiary.

2004 Annual Report Telefónica CTC Chile 161

Notes to the Financial Statements, continued

7. Income tax and deferred taxes:

a) General information: As of December 31, 2004 and 2003, the Company has provided for income tax, since it has a positive taxable base of ThCh$89,903,076 and ThCh$31,386,329, respectively.

b) Deferred taxes:

As of December 31, 2004 and 2003, the accumulated balances of temporary differences originated net deferred tax liabilities of ThCh$35,948,924 and ThCh$32,560,132, respectively, and the breakdown is as follows:

	2004				2003
	Deferred tax assets		Deferred tax liabilities		Deferred tax assets		Deferred tax liabilities
Description	Short-term ThCh$	Long-term ThCh$	Short-term ThCh$	Long-term ThCh$	Short-term ThCh$	Long-term ThCh$	Short-term ThCh$	Long-term ThCh$
.

Allowance for doubtful accounts	11,026,485	–	–	–	10,838,016	–	–	–
Vacation provision	485,793	–	–	–	464,353	–	–	–
Leased assets and liabilities	–	62,761	–	89,725	–	74,519	–	124,751
Property, plant and equipment	–	3,786,937	–	155,084,392	–	3,757,680	–	165,653,761
Staff severance indemnities	–	–	–	5,423,012	–	–	–	5,594,691
Difference in amount of capitalized staff severance	–	723,561	–	–	–	920,127	–	–
Deferred charges for capitalized disbursements	–	–	–	1,198,591	–	–	–	2,326,363
Software	–	–	–	3,312,001	–	–	–	1,000,334
Other	462,325	261,006	–	881,402	132,108	109,218	8,499	768,161
Sub-Total	11,974,603	4,834,265	–	165,989,123	11,434,477	4,861,544	8,499	175,468,061

Complementary accounts net of accumulated amortization	–	(3,901,971)	–	(117,133,302)	–	(4,281,157)	–	(130,901,564)
Total	11,974,603	932,294	–	48,855,821	11,434,477	580,387	8,499	44,566,497

Tax reclassification	–	(932,294)	–	(932,294)	(8,499)	(580,387)	(8,499)	(580,387)
Total	11,974,603	–	–	47,923,527	11,425,978	–	–	43,986,110

c) Breakdown of income taxes: The tax expense recorded by the Company in 2004 and 2003 arises from the determination of taxable income:

Description	2004 ThCh$	2003 ThCh$

Current tax expense before tax benefits (income tax 17.0%)	15,834,045	16,086,100
Current tax expense (article 21 single tax at 35%)	17,685	43,030
Current tax expense (first category tax in the nature of a single income tax)	36,279,149	–
Tax expense adjustment (previous year)	(5,205,537)	–

Income tax subtotal	46,925,342	16,129,130

Effect of deferred tax assets or liabilities for the period	(6,117,832)	6,396,971
Tax benefit for tax losses	(550,521)	(10,750,424)
Effect of amortization of deferred tax assets and liabilities complementary accounts	13,389,076	12,597,098
Deferred tax subtotal	6,720,723	8,243,645

Total income tax expense	53,646,065	24,372,775

162 2004 Annual Report Telefónica CTC Chile

10
Report on the Financial Statements

8. Other Current Assets:

The detail of other current assets is as follows:

	2004	2003
	ThCh$	ThCh$

Fixed income securities purchased with resale agreement (note 9)	96,143,426	8,509,014
Defered exchange insurance premiums	791,381	791,463
Deferred union contract bonus (a)	1,639,410	1,143,663
Telephone directories for connection program	3,438,433	4,317,171
Deferred higher discount rate of bonds (note 23)	574,764	511,902
Deferred disbursements for placement of bonds (note 23)	418,261	1,243,184
Commercial paper issuance costs (note 23)	177,167	–
Exchange difference insurance receivable (net of partial liquidations)	4,668,930	18,387,530
Deferred disbursements for foreign financing proceeds	404,600	657,151
Others	1,046,527	331,245
Total	109,302,899	35,892,323

(a)

During June and July 2002, the Company negotiated a two-year collective agreement with some of its employees, granting them, among other benefits, a special negotiation bonus. That bonus was paid in one installment in July 2002. The total benefit amounts to ThCh$796,600 (historical), and is deferred using the straight-line method over 24 months, the term of the collective contract.

Between November and December 2003, the Company negotiated a 32-month and 36-month collective agreement with another group of its employees, granting them, among other benefits, a negotiation bonus. That bonus was paid in November and December 2003. The total benefit amounts to ThCh$2,554,100 (historical), and is deferred using a straight-line method over the term of the collective agreement. The longterm portion, is shown under “Other Long-term” (Note 13).

9. Information regarding purchase commitment and sales commitment transactions (agreements):

Code	Dates		Counterparty	Original	Subscription	Rate	Final Value	Instrument	Book Value
	Inception	End		currency	value			Identification

CRV	Dec. 21, 2004	Jan. 10, 2005	CITIBANK N.A.	Ch$	1,173,181	0.22%	1,174,902	BCP0800709	1,174,042
CRV	Dec. 21, 2004	Jan. 10, 2005	CITIBANK N.A.	Ch$	442,848	0.22%	443,498	BCP0800806	443,173
CRV	Dec. 21, 2004	Jan. 10, 2005	CITIBANK N.A.	Ch$	7,654,164	0.22%	7,665,390	BCP0800806	7,659,777
CRV	Dec. 21, 2004	Jan. 10, 2005	CITIBANK N.A.	Ch$	2,227,059	0.22%	2,230,326	BCP0800907	2,228,693
CRV	Dec. 23, 2004	Jan. 11, 2005	BANCO SANTANDER SANTIAGO	Ch$	275,307	0.22%	275,690	BCP0800805	275,468
CRV	Dec. 27, 2004	Jan. 11, 2005	BANCO SANTANDER SANTIAGO	Ch$	46,338	0.22%	46,388	BCP0800614	46,352
CRV	Dec. 27, 2004	Jan. 11, 2005	BCI	Ch$	4,000,000	0.21%	4,004,200	BCP0800708	4,001,120
CRV	Dec. 15, 2004	Jan. 12, 2005	BCI	Ch$	8,700,000	0.21%	8,717,052	BCP0800708	8,709,744
CRV	Dec. 29, 2004	Jan. 18, 2005	BCI	Ch$	5,063,825	0.21%	5,070,914	PDBC050121	5,064,533
CRV	Dec. 29, 2004	Jan. 18, 2005	BCI	Ch$	152,427	0.21%	152,641	BCP0800806	152,449
CRV	Dec. 29, 2004	Jan. 18, 2005	BCI	Ch$	624,483	0.21%	625,357	BCP0800806	624,570
CRV	Dec. 29, 2004	Jan. 18, 2005	BCI	Ch$	441,027	0.21%	441,644	BCP0800709	441,088
CRV	Dec. 29, 2004	Jan. 18, 2005	BCI	Ch$	127,838	0.21%	128,017	BCP0800709	127,856
CRV	Dec. 29, 2004	Jan. 18, 2005	BCI	Ch$	31,696	0.21%	31,741	BCP0800406	31,701
CRV	Dec. 29, 2004	Jan. 18, 2005	BCI	Ch$	15,998	0.21%	16,020	BCP0800406	16,000
CRV	Dec. 29, 2004	Jan. 18, 2005	BCI	Ch$	42,706	0.21%	42,766	BCP0800406	42,712
CRV	Dec. 28, 2004	Jan. 19, 2005	ABN AMRO BANK CHILE	Ch$	5,492	0.19%	5,500	BCP0800806	5,493
CRV	Dec. 28, 2004	Jan. 19, 2005	BANCO SANTANDER SANTIAGO	Ch$	2,094,084	0.25%	2,097,923	BCP0801205	2,094,607
CRV	Dec. 28, 2004	Jan. 19, 2005	BANCO SANTANDER SANTIAGO	Ch$	105,916	0.25%	106,110	BCP0800907	105,943

2004 Annual Report Telefónica CTC Chile 163

Notes to the Financial Statements, continued

9. Information regarding purchase commitment and sales commitment transactions (agreements), Continued

Code	Dates		Counterparty	Original	Subscription	Rate	Final Value	Instrument	Book Value
	Inception	End	currency	value				Identification

CRV	Dec. 8, 2004	Jan. 19, 2005	CITIBANK N.A.	Ch$	1,157,081	0.25%	1,159,203	BCP0800614	1,157,452
CRV	Dec. 8, 2004	Jan. 19, 2005	CITIBANK N.A.	Ch$	1,562,060	0.25%	1,564,923	BCP0800614	1,562,561
CRV	Dec. 8, 2004	Jan. 19, 2005	CITIBANK N.A.	Ch$	366,494	0.25%	367,166	BCP0800907	366,617
CRV	Dec. 8, 2004	Jan. 19, 2005	CITIBANK N.A.	Ch$	666,353	0.25%	667,575	BCP0800907	666,576
CRV	Dec. 8, 2004	Jan. 19, 2005	CITIBANK N.A.	Ch$	2,205,861	0.25%	2,209,905	BCP0801205	2,206,644
CRV	Dec. 30, 2004	Jan.7, 2005	BANKBOSTON	UF	18,670	0.18%	18,679	CERO010108	18,671
CRV	Dec. 21, 2004	Jan. 10, 2005	ABN AMRO BANK CHILE	UF	2,200,000	0.18%	2,202,640	BCU0500907	2,201,320
CRV	Dec. 21, 2004	Jan. 10, 2005	DEUTSCHE BANK	UF	2,062,672	0.20%	2,065,422	PRC1D0896	2,064,047
CRV	Dec. 21, 2004	Jan. 10, 2005	DEUTSCHE BANK	UF	488,394	0.20%	489,045	PRC1D0498	488,720
CRV	Dec. 21, 2004	Jan. 10, 2005	DEUTSCHE BANK	UF	564,481	0.20%	565,234	PRC1D0897	564,858
CRV	Dec. 21, 2004	Jan. 10, 2005	DEUTSCHE BANK	UF	351,411	0.20%	351,880	PRC1D1097	351,646
CRV	Dec. 21, 2004	Jan. 10, 2005	DEUTSCHE BANK	UF	911,797	0.20%	913,013	PRC1D1197	912,405
CRV	Dec. 21, 2004	Jan. 10, 2005	DEUTSCHE BANK	UF	53.019	0.20%	53,090	PRC1A0398	53,055
CRV	Dec. 21, 2004	Jan. 10, 2005	DEUTSCHE BANK	UF	557,179	0.20%	557,922	PRC1D0798	557,551
CRV	Dec. 21, 2004	Jan. 10, 2005	DEUTSCHE BANK	UF	368,226	0.20%	368,717	PRC1D1298	368,472
CRV	Dec. 21, 2004	Jan. 10, 2005	DEUTSCHE BANK	UF	142,819	0.20%	143,009	PRC1D1296	142,914
CRV	Dec. 27, 2004	Jan. 11, 2005	BANCO BICE	UF	1,200,000	0.21%	1,201,260	CERO011006	1,200,336
CRV	Dec. 23, 2004	Jan. 11, 2005	BANCO SANTANDER SANTIAGO	UF	24,693	0.22%	24,728	PCDG021091	24,708
CRV	Dec. 22, 2004	Jan. 17, 2005	HSBC BANK	UF	324,101	0.22%	324,719	CERO010110	324,315
CRV	Dec. 22, 2004	Jan. 17, 2005	HSBC BANK	UF	1,072,472	0.22%	1,074,517	CERO010510	1,073,180
CRV	Dec. 22, 2004	Jan. 17, 2005	HSBC BANK	UF	784,103	0.22%	785,598	CERO010710	784,620
CRV	Dec. 22, 2004	Jan. 17, 2005	HSBC BANK	UF	1,017,104	0.22%	1,019,044	CERO010410	1,017,776
CRV	Dec. 22, 2004	Jan. 17, 2005	HSBC BANK	UF	802,220	0.22%	803,749	CERO010111	802,749
CRV	Dec. 22, 2004	Jan. 17, 2005	THE CHASE MANHATTAN BANK	UF	383,055	0.19%	383,686	PRC1D1096	383,274
CRV	Dec. 22, 2004	Jan. 17, 2005	THE CHASE MANHATTAN BANK	UF	2,194,979	0.19%	2,198,593	PRC1D1296	2,196,231
CRV	Dec. 22, 2004	Jan. 17, 2005	THE CHASE MANHATTAN BANK	UF	2,230,201	0.19%	2,233,873	PRC4D1298	2,231,472
CRV	Dec. 22, 2004	Jan. 17, 2005	THE CHASE MANHATTAN BANK	UF	42,477	0.19%	42,547	CERO010205	42,501
CRV	Dec. 22, 2004	Jan. 17, 2005	THE CHASE MANHATTAN BANK	UF	449,288	0.19%	450,028	PRC4D0798	449,544
CRV	Dec. 29, 2004	Jan. 18, 2005	BANCO ESTADO	UF	579,926	0.23%	580,816	CERO011007	580,015
CRV	Dec. 29, 2004	Jan. 18, 2005	BANCO ESTADO	UF	71,849	0.23%	71,959	CERO011106	71,860
CRV	Dec. 29, 2004	Jan. 18, 2005	BANCO ESTADO	UF	688,805	0.23%	689,861	CERO011105	688,911
CRV	Dec. 29, 2004	Jan. 18, 2005	BANCO ESTADO	UF	66,910	0.23%	67,012	CERO010812	66,920
CRV	Dec. 29, 2004	Jan. 18, 2005	BANCO ESTADO	UF	317,672	0.23%	318,159	CERO011008	317,721
CRV	Dec. 29, 2004	Jan. 18, 2005	BANCO ESTADO	UF	158,650	0.23%	158,893	CERO011107	158,674
CRV	Dec. 29, 2004	Jan. 18, 2005	BANCO ESTADO	UF	82,064	0.23%	82,190	CERO011105	82,076
CRV	Dec. 29, 2004	Jan. 18, 2005	BANCO ESTADO	UF	249,063	0.23%	249,445	CERO011005	249,101
CRV	Dec. 29, 2004	Jan. 18, 2005	BANCO ESTADO	UF	217,671	0.23%	218,005	CERO010908	217,704
CRV	Dec. 29, 2004	Jan. 18, 2005	BANCO ESTADO	UF	46,285	0.23%	46,356	CERO011207	46,293
CRV	Dec. 29, 2004	Jan. 18, 2005	BANCO ESTADO	UF	18,648	0.23%	18,676	CERO010511	18,651
CRV	Dec. 29, 2004	Jan. 18, 2005	BANCO ESTADO	UF	273,129	0.23%	273,548	CERO010405	273,171
CRV	Dec. 29, 2004	Jan. 18, 2005	BANCO ESTADO	UF	420,171	0.23%	420,815	CERO010505	420,236
CRV	Dec. 29, 2004	Jan. 18, 2005	BANCO ESTADO	UF	20,536	0.23%	20,568	CERO010206	20,539
CRV	Dec. 29, 2004	Jan. 18, 2005	BANCO ESTADO	UF	70,413	0.23%	70,521	CERO010508	70,423
CRV	Dec. 29, 2004	Jan. 18, 2005	BANCO ESTADO	UF	28,654	0.23%	28,698	CERO010412	28,659
CRV	Dec. 29, 2004	Jan. 18, 2005	BANCO ESTADO	UF	75,081	0.23%	75,196	CERO010606	75,093
CRV	Dec. 29, 2004	Jan. 18, 2005	BANCO ESTADO	UF	76,013	0.23%	76,130	CERO010206	76,025
CRV	Dec. 29, 2004	Jan. 18, 2005	BANCO ESTADO	UF	15,328	0.23%	15,352	CERO010508	15,330
CRV	Dec. 29, 2004	Jan. 18, 2005	BANCO ESTADO	UF	21,663	0.23%	21,696	CERO010106	21,666
CRV	Dec. 29, 2004	Jan. 18, 2005	BANCO ESTADO	UF	30,391	0.23%	30,438	CERO010810	30,396
CRV	Dec. 29, 2004	Jan. 18, 2005	BANCO ESTADO	UF	272,020	0.23%	272,437	CERO010705	272,062

164 2004 Annual Report Telefónica CTC Chile

10
Report on the Financial Statements

Code	Dates		Counterparty	Original	Subscription	Rate	Final Value	Instrument	Book Value
	Inception	End	currency	value			Identification

CRV	Dec. 29, 2004	Jan. 18, 2005	BANCO ESTADO	UF	146,563	0.23%	146,787	CERO010708	146,585
CRV	Dec. 29, 2004	Jan. 18, 2005	BANCO ESTADO	UF	331,404	0.23%	331,913	CERO010808	331,455
CRV	Dec. 29, 2004	Jan. 18, 2005	BANCO ESTADO	UF	210,482	0.23%	210,804	CERO010610	210,514
CRV	Dec. 29, 2004	Jan. 18, 2005	BANCO ESTADO	UF	143,753	0.23%	143,973	CERO010708	143,775
CRV	Dec. 29, 2004	Jan. 18, 2005	BANCO ESTADO	UF	23,894	0.23%	23,930	CERO010705	23,897
CRV	Dec. 29, 2004	Jan. 18, 2005	BANCO ESTADO	UF	249,817	0.23%	250,200	CERO010607	249,855
CRV	Dec. 29, 2004	Jan. 18, 2005	BANCO ESTADO	UF	80,055	0.23%	80,177	CERO010606	80,067
CRV	Dec. 29, 2004	Jan. 18, 2005	BANCO ESTADO	UF	13,091	0.23%	13,111	CERO010706	13,093
CRV	Dec. 28, 2004	Jan. 19, 2005	ABN AMRO BANK CHILE	UF	4,194,508	0.19%	4,200,475	BCU0500907	4,195,322
CRV	Dec. 28, 2004	Jan. 19, 2005	BANCO BICE	UF	59,987	0,25%	60,097	PRC1C0397	60,001
CRV	Dec. 28, 2004	Jan. 19, 2005	BANCO BICE	UF	59,951	0,25%	60,061	PRC1D0297	59,965
CRV	Dec. 28, 2004	Jan. 19, 2005	BANCO BICE	UF	1,386,597	0.25%	1,389,139	PRC1D1096	1.386.920
CRV	Dec. 28, 2004	Jan. 19, 2005	BANCO BICE	UF	138,877	0.25%	139,131	PRC4D0299	138.909
CRV	Dec. 28, 2004	Jan. 19, 2005	BANCO BICE	UF	211,474	0.25%	211,861	PRC5B0295	211,523
CRV	Dec. 28, 2004	Jan. 19, 2005	BANCO BICE	UF	362,552	0.25%	363,216	PRC5D0396	362,636
CRV	Dec. 28, 2004	Jan. 19, 2005	BANCO BICE	UF	312,011	0.25%	312,583	PRC5D1295	312,084
CRV	Dec. 28, 2004	Jan. 19, 2005	BANCO BICE	UF	114,210	0.25%	114,420	PRC6B1293	114,237
CRV	Dec. 28, 2004	Jan. 19, 2005	BANCO BICE	UF	338,572	0.25%	339,193	PRC6B0593	338,651
CRV	Dec. 28, 2004	Jan. 19, 2005	CITIBANK N,A.	UF	1,188,853	0.25%	1,191,033	CERO011005	1,188,853
CRV	Dec. 28, 2004	Jan. 19, 2005	CITIBANK N.A.	UF	853,298	0.25%	854,862	CERO011105	853,298
CRV	Dec. 30, 2004	Jan. 7, 2005	BANKBOSTON	USD	2,181,330	0.18%	2,182,377	BCD0500605	2,181,461
CRV	Dec. 21, 2004	Jan. 10, 2005	CITIBANK N.A.	USD	2,748	0.22%	2,752	ZERO051101	2,750
CRV	Dec. 27, 2004	Jan. 11, 2005	BANCO SANTANDER SANTIAGO	USD	4,753,662	0.22%	4,758,787	BCD0500108	4,755,120
CRV	Dec. 23, 2004	Jan. 11, 2005	BBVA	USD	40,569	0.18%	40,615	BCD0500205	40,588
CRV	Dec. 23, 2004	Jan. 11, 2005	BBVA	USD	110	0,18%	110	ZERO051101	110
CRV	Dec. 23, 2004	Jan. 11, 2005	BBVA	USD	877,901	0.18%	878,902	PRD04C1201	878,323
CRV	Dec. 23, 2004	Jan. 11, 2005	BBVA	USD	581,420	0.18%	582,083	PRD04C1201	581,698
CRV	Dec. 27, 2004	Jan. 12, 2005	BANCO SANTANDER SANTIAGO	USD	12,200,000	0.24%	12,215,616	BCD0500108	12,203,903
CRV	Dec. 28, 2004	Jan. 19, 2005	BANCO BICE	USD	580,562	0.25%	581,626	BCD0501005	580,696
CRV	Dec. 28, 2004	Jan. 19, 2005	BANCO BICE	USD	288,800	0.25%	289,329	PRD04C1001	288,982
CRV	Dec. 28, 2004	Jan. 19, 2005	BANCO BICE	USD	2,889,375	0.25%	2,894,673	PRD04D1001	2,890,047
CRV	Dec. 28, 2004	Jan. 19, 2005	BANCO BICE	USD	57,033	0.25%	57,138	BCD0500605	57,046

					96,100,000		96,243,589		96,143,426

2004 Annual Report Telefónica CTC Chile 165

Notes to the Financial Statements, continued

10. Property, Plant and Equipment:

The detail of property, plant and equipment is as follows:

	2004		2003
Description	Accumulated depreciation	Gross prop., plant and equipment	Accumulated depreciation	Gross prop., plant and equipment
	ThCh$	ThCh$	ThCh$	ThCh$

Land	–	25,580,644	–	25,519,767

Construction and Infrastructure Works	75,443,299	180,816,728	71,970,378	180,157,239

Machinery and equipment	1,793,131,800	2,756,304,808	1,662,198,156	2,720,923,154
Central office telephone equipment	875,369,895	1,106,774,273	820,321,822	1,101,718,040
External plant	700,794,917	1,350,737,339	648,027,498	1,336,549,191
Subscribers’ equipment	183,409,193	263,725,667	160,978,917	247,545,684
General equipment	33,557,795	35,067,529	32,869,919	35,110,239

Other Property, Plant and Equipment	110,271,736	203,325,542	114,785,973	220,849,638
Office furniture and equipment	61,613,494	85,385,836	73,922,427	102,369,340
Projects, work in progress and their materials	–	51,612,167	–	42,745,197
Leased assets	126,084	589,936	113,883	603,308
Property, plant and equipment temporarily out of service	–	–	4,583,871	10,537,222
Software	47,793,799	64,867,087	811,374	63,582,819
Others	738,359	870,516	35,354,418	1,011,752

Technical revaluation-Circular 550	10,091,523	6,826,564	10,164,442	6,845,519

Total	1,988,938,358	3,172,854,286	1,859,118,949	3,154,295,317

Until December 31, 2002, the financial cost of loans related to financing works in progress was capitalized, in accordance with Technical Bulletin No. 31 of the Chilean Association of Accountants, thus, the balance of gross property, plant and equipment includes interest of ThCh$186,693,775 for both years. Accumulated depreciation of this interest is ThCh$107,788,674 and ThCh$92,814,534 for 2004 and 2003, respectively.

A depreciation charge for the year of ThCh$154,564,227 and ThCh$170,631,169 for 2004 and 2003, respectively was recorded as an operating cost; and a depreciation charge of ThCh$2,432,496 for 2004 and ThCh$613,983 for 2003 was recorded as administration and selling expenses. Property, plant and equipment temporarily out of service, composed mainly of the La Serena Cable TV network not transferred in the sale of assets to Cordillera Comunicaciones, incurred depreciation of ThCh$2,495,084 and ThCh$718,335 in 2004 and 2003 respectively, which was classified as Other Non-operating Expenses.

166 2004 Annual Report Telefónica CTC Chile

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Report on the Financial Statements

The breakdown by account of the Reappraisal established in Circular No. 550 is as follows:

Description	Net Balance	Accumulated Depreciation	Property, plant and equipment	Property, plant and equipment
			2004	2003
	ThCh$	ThCh$	ThCh$	ThCh$

Land	(2,177,195)	–	(2,177,195)	(2,177,549)
Construction and infrastructure works	(1,311,629)	(4,301,525)	(5,613,154)	(5,613,154)
Machinery and equipment	223,865	14,393,048	14,616,913	14,636,222

Total	(3,264,959)	10,091,523	6,826,564	6,845,519

Depreciation of the technical reappraisal surplus in each year was ThCh$(53,892) and ThCh$(54,820) for 2004 and 2003, respectively.

Gross property, plant and equipment includes assets that have been totally depreciated of ThCh$853,488,231 as of December 31, 2004 and ThCh$720,638,692 as of December 31, 2003, which include ThCh$12,082,832 and ThCh$12,276,091, respectively, from the reappraisals mentioned in Circular No. 550.

11. Investments in Related Companies:

The detail of investments in related companies is as follows:

Taxp. No.	Company	Country of origin	Currency controlling the investment %	Number of shares %	Percentage participation		Equity of the companies
					2004	2003	2004	2003
					ThCh$	ThCh$	ThCh$	ThCh$

Foreign	TBS Celular Participación S.A.(7)	Brasil	Dollar	48,950,000	2,61000	2,6100	154,184,940	187,039,397
79.727.230-2	CTC–Isapre S.A.(3)	Chile	Pesos	–	–	99,9990	–	–
96.786.140-5	Telefónica Móvil de Chile S.A.(6)	Chile	Pesos	–	–	99,9997	–	217,502,718
96.545.500-0	CTC–Equipos y Servicios de Telecomunicaciones S.A.	Chile	Pesos	999,999	99,9999	99,9999	38,425,204	29,930,880
96.551.670-0	Telefónica Mundo S.A.	Chile	Pesos	56,518,424	99,15513	99,15513	136,536,375	131,466,782
96.895.220-k	Atento Chile S.A.	Chile	Pesos	3,049,998	27,41000	27,4100	12,472,386	9,867,164
96.887.420-9	CTC–Globus 120 S.A.	Chile	Pesos	141,999,998	99,9999	99,9999	2,590,779	2,013,857
74.944.200-K	Fundación Telefónica	Chile	Pesos		50,0000	50,0000	466,531	316,734
96.961.230-5	Telefónica Gestión de Serv.Compartidos Chile S.A.	Chile	Pesos	99,900	99,9000	99,9000	892,466	735,017
90.430.000-4	Telefónica Empresas CTC Chile S.A.(1) (4)	Chile	Pesos	400,999,739	99,9990	99,9990	76,209,201	56,457,546
93.541.000-2	Impresora y Comercial Publiguías S.A. (5)	Chile	Pesos	45,648	9,0000	9,0000	–	32,318,307
96.922.950-1	Empresa de Tarjetas Inteligentes S.A. (8)	Chile	Pesos	271,615	20,0000	20,0000		467,600
96.971.150-8	Telefónica Asistencia y Seguridad S.A. (2)	Chile	Pesos	52,282	99,9300	99,9300	1,364,444	(1,639,858)

2004 Annual Report Telefónica CTC Chile 167

Notes to the Financial Statements, continued

11. Investments in Related Companies, continued

		Net income (loss) Equity in income (loss)								Investment
		of the companies		of the investment		Investment value		Unearrned Income		book value
Taxp. No.	Company	2004 ThCh$	2003 ThCh$	2004 ThCh$	2003 ThCh$	2004 ThCh$	2003 ThCh$	2004 ThCh$	2003 ThCh$	2004 ThCh$	2003 ThCh$

Foreign	TBS Celular Participación S.A.(7)	3,520,720	2,249,873	91,891	58,614	4,024,228	4,391,490	–	–	4,024,228	4,391,490
79.727.230-2	CTC-Isapre S.A.(3)	–	(868,221)	–	(868,214)	–	–	–	–	–	–
96.786.140-5	TELEFÓNICA MÓVIL DE CHILE S.A.	–	6,008,114	(7,978,288)	4,656,002	–	215,731,989	–	–	–	215,731,989
96.545.500-0	CTC-EQUIPOS Y SERVICIOS DE TELECOMUNICACIONES S.A.	6,474,746	5,733,140	6,474,740	7,800,531	38,425,165	31,950,426	–	–	38,425,165	31,950,426
96.551.670-0	TELEFÓNICA MUNDO S.A.	9,609,938	17,803,774	9,528,746	19,170,763	135,382,814	131,650,734	–	–	135,382,814	131,650,734
96.895.220-k	Atento Chile S.A.	2,178,970	425,330	597,255	211,847	3,418,681	2,794,739	–	–	3,418,681	2,794,739
96.887.420-9	CTC-Globus 120 S.A.	722,011	(21,756)	722,011	(162,821)	2,590,779	1,868,768	–	–	2,590,779	1,868,768
74.944.200-K	Fundación Telefónica	104,913	(63,846)	52,457	(9,105)	233,266	180,809	–		233,266	180,809
96.961.230-5	Telefónica Gestión de Serv.Compartidos Chile S.A.	196,128	167,351	195,932	129,664	891,574	695,642	–	–	891,574	695,642
90.430.000-4	Telefónica Empresas CTC Chile S.A.(1) (4)	15,065,620	(1,884,938)	15,065,470	2,916,395	76,208,442	61,143,519	–	–	76,208,442	61,143,519
93.541.000-2	Impresora y Comercial Publiguías S.A. (5)	–	10,003,682	(77,533)	840,239	–	2,844,902	–	–	–	2,844,902
96.922.950-1	Empresa de Tarjetas Inteligentes S.A. (8)	(500,699)	(136,410)	(100,140)	(24,481)	–	96,082	–	–	–	96,082
96.971.150-8	Telefónica Asistencia y Seguridad S.A. (2)	(1,198,470)	(1,054,221)	(1,197,645)	(1,223,246)	1,363,505	2,568,909	–	–	1,363,505	2,568,909
Total						262,538,454	455,918,009	–	–	262,538,454	455,918,009

(1)

On January 1, 2003 Telefónica Data Chile S.A. merged with Telefónica Empresas CTC Chile S.A., producing a capital increase of ThCh$414, equivalent to 2,878 shares, which was paid by CTC Equipos y Servicios S.A. and corresponds to its participation in the share capital of the absorbed company.

(2)

Investment for which a provision has been established equivalent to the participation percentage of the company in the negative shareholders’ equity of this related company. This provision is presented under “other current liabilities” for 2003. On December 31, 2003 Telefónica CTC Chile concurred with ThCh$4,268,000 (historical), in the capital increase of the same company. After the contribution of Telefónica CTC Chile its participation increased by 0.262%.

(3)

On September 1. Telefónica CTC Chile, sold 100% of its participation in this subsidiary for UF 9,175; this operation resulted in Telefónica CTC Chile recognizing a net loss on the sale of subsidiary in the amount of ThCh$66,705. Income earned by this subsidiary is recognized until August 31, 2003.

(4)

On July 29, 2003, Inversiones Santa Isabel Ltda. communicated its decision to exercise the purchase option for the remaining 35% of ownership of Sonda S.A. agreed upon with Telefónica Empresas Chile S.A. on August 26, 2003. The Company sold 35% of the shares of Sonda S.A. for ThCh$33,388,363, equivalent to a total of UF 1,972,206. This transaction resulted in Telefónica recognizing a loss of ThCh$6,999,276 before taxes (ThCh$5,683,065 net of the effect of historical taxes).

As of September 30, 2003, because Telefónica Empresas did not have a participation in Sonda S.A., it only recognized 35% of the income of Sonda S.A. recorded up to June 30, 2003 as equity value
(5)

On April 26, 2004, Compañía de Telecomunicaciones de Chile S.A., sold to Telefónica Publicidad e Información S.A. all its participation in Impresora y Comercial Publiguías S.A., amounting to 9% of the stock capital. The price of the transaction was US$ 14,760,000, equivalent to Ch$9,013 million, with positive income after taxes of Ch$4,940 million (See Note 20a).

(6)

On July 23, 2004, Telefónica CTC Chile sold 100% of its participation in Telefónica Móvil Chile S.A. The amount of the operation meant a disbursement on the part of Telefónica Móviles S.A. (purchasing company) in the amount of US$1,058 million, which were paid on July 28 , 2004.

For Telefónica CTC Chile this transaction meant recognizing an effect on income (gain) after extraordinary amortization of goodwill as of June 2004, associated with the investment (see note 12a) and net of taxes, in the amount of ThCh$303,540,170 (equivalent to approximately US$ 470 million as of the date of the transaction).

(7)

The Company records its investment in TBS Celular using the equity method since it exerts significant influence through the business group to which it belongs, as established in paragraph No. 4 of Circular No. 1179 issued by the Superintendence of Securities and Insurance, and ratified in Title II of Circular No. 1697.

For this purpose it has been considered that although Telefónica CTC Chile directly only has a 2.61% participation in TBS Celular, its Parent Company Telefónica España directly or indirectly has a percentage that exceeds 20% ownership of the share capital of that company.

(8)

Investment for which a provision has been established that is equivalent to the participation percentage of the company in the negative shareholders’ equity of this related company. This provision is presented under other current liabilities.

As of the date of these financial statements there are no liabilities contracted with hedge instruments assigned to foreign investments. Regarding foreign investments, the Company has the intention of permanently reinvesting net income; therefore there is no potentially remittable net income.

168 2004 Annual Report Telefónica CTC Chile

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12. Goodwill:

			2004		2003
Taxpayer No.	Company	Year	Amount amortized in the year	Balance of Goodwill	Amount amortized in the year	Balance of Goodwill
			ThCh$	ThCh$	ThCh$	ThCh$

96.786.140-5	Telefónica Móvil de Chile S.A. (a)	1997	138,829,224	–	10,109,332	141,170,590
96.887.420-9	Globus 120 S.A.	1998	1,114,008	15,332,486	1,110,965	16,446,496
Foreign	TBS Celular Participaçion S.A.	2001	180,564	2,579,680	180,069	2,760,242

Total			140,123,796	17,912,166	11,400,366	160,377,328

Goodwill amortization periods have been determined taking into account aspects such as the nature and characteristics of the business and estimated period of return of investment.

a) As indicated in Note 11 point 6 and with the sale of this subsidiary on July 23, 2004, the Company extraordinarily amortized the remaining goodwill on that investment, as of June 30, 2004, of ThCh$133,872,010.

13. Others (from Other Assets):

The detail of Others is as follows:

	2004 ThCh$	2003 ThCh$

Defferred disbursements for obtaining external financing (a)	1,290,187	1,268,583
Deferred charge for assets transfer to subsidiaries (net)	2,478,097	3,169,530
Bond issue expenses (see note 23)	471,783	2,169,109
Higher discount rate on bonds (see note 23)	227,917	3,509,805
Deferred exchange insurance premiums	–	109,583
Prepaid pole rental	–	196,016
Collective negotiation bonus	935,053	1,520,590
Deferred actuarial indemnity difference (b)	3,745,527	–
Deferred staff severance indemnities (c)	4,447,012	–
Others	132,883	312,351

Total	13,728,459	12,255,567

(a)

This amount corresponds to the cost (net of amortizations) of the mandatory reserve paid to the Banco Central de Chile and disbursements incurred for foreign loans obtained by the Company, to finance its investment plan.

(b)

With the new contractual conditions in force in the Company, during 2004 the variable future permanence of employees was modified on the basis of the calculation of staff severance indemnities, a variable determined on the basis of actuarial estimations, as established in Technical Bulletin No. 8 of the Chilean Association of Accountants.

The difference at the beginning of the year as a result of changes in the actuarial estimates constitutes actuarial gains or losses, which are deferred and amortized during the years of average future permanence remaining for the employees that will receive the benefit.

(c)

In conformity with the union agreements between the Company and its employees, loans were granted to employees, the amounts and conditions of which were based, among other aspects, on the accrued balances of staff severance indemnities when they were granted.

The loan is presented in other long-term receivables. The staff severance indemnities provision has been partially recorded at its current value, deferring and amortizing this effect over the years of average future permanence remaining of the employee that accepted the benefit.

2004 Annual Report Telefónica CTC Chile 169

Notes to the Individual Financial Statements, continued

14. Short-term debt with banks and financial institutions:

The breakdown of short-term obligations with banks and financial institutions is as follows:

	Bank or financial institution	US$		U.F.		Ch$		TOTAL
Taxp. No.	Short-term	2004 ThCh$	2003 ThCh$	2004 ThCh$	2003 ThCh$	2004 ThCh$	2003 ThCh$	2004 ThCh$	2003 ThCh$

97.030.000-7	BANCOESTADO	–	–	–	–	9,418,430	9,614,076	9,418,430	9,614,076
97.015.000-5	BANCO SANTANDER SANTIAGO	–	–	–	–	10,060,544	10,197,419	10,060,544	10,197,419

	Total	–	–	–	–	19,478,974	19,811,495	19,478,974	19,811,495

	Outstanding principal	–	–	–	–	19,099,879	19,577,376	19,099,879	19,577,376

	Average annual interest rate	–	–	–	–	2.98%	3.29%	2.98%	3.29%

	Current maturities of long–term debt

97.015.000-5	SANTANDER SANTIAGO	–	–	206,743	61,874,780	–	–	206,743	61,874,780
Foreign	CALYON NEW YORK BRANCH Y OTROS	90,423	–	–	–	–	–	90,423	–
Foreign	ABN AMRO BANK	1,136,631	963,675	–	–	–	–	1,136,631	963,675
Foreign	BANCO BILBAO VIZCAYA ARGENTARIA	14,082,990	15,937,648	–	–	–	–	14,082,990	15,937,648
97.008.000-7	BANCO CITIBANK	–	6,655.808	–	–	–	–	–	6,655,808

	Total	15,310,044	23,557,131	206,743	61,874,780	–	–	15,516,787	85,431,911

	Outstanding principal	13,935,000	21,753,249	–	61,654,365	–	–	13,935,000	83,407,614

	Average annual interest rate	2.41%	1.68%	1.55%	1.65%	–	–	2.41%	1.66%

Percentage of obligations in foreign currency: 43.75 % for 2004 and 22.38 % for 2003

Percentage of obligations in local currency: 56.25 % for 2004 and 77.62% for 2003

170 2004 Annual Report Telefónica CTC Chile

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15. Long-term debt with banks and financial institutions:

Long-term obligations with banks and financial institutions:

Taxp. No.	Bank or Financial Institution	Currency or Indexation Index	Years to maturity for long-term portion			Long-term portion as of Dec. 31, 2004 ThCh$	Average Annual Interest Rate %	Long-term portion as of Dec. 31, 2003 ThCh$
			1 to 2 ThCh$	2 to 3 ThCh$	3 to 5 ThCh$

	LOANS IN DOLLARS
Foreign	CALYON NEW YORK BRANCH Y OTROS (1)	US$	–	–	111,480,000	111,480,000	Libor + 0.40%	–
Foreign	ABN AMRO BANK (2)	US$	58,527,000	75,249,000	33,444,000	167,220,000	Libor + 1.063%	182,593,499
Foreign	BANCO CITIBANK	US$	–	–	–	–	–	9,805,687
Foreign	BANCO BILBAO VIZCAYA ARGENTARIA	US$	–	–	–	–	–	121,729,000

	Subtotal		58,527,000	75,249,000	144,924,000	278,700,000	2.94%	314,128,186

	LOANS IN UNIDADES DE FOMENTO
9.015.000-5	SANTANDER SANTIAGO (3)	UF	–	–	61,562,113	61,562,113	Tab 360 + 0.95%	–

	Total		58,527,000	75,249,000	206,486,113	340,262,113	1.55%	314,128,186

Percentage of obligations in foreign currency: 81.91% in 2004 and 100.00% in 2003

Percentage of obligations in local currency: 18.09% in 2004 and 0.00% in 2003

(1)	In December 2004, the Company renegotiated this loan, extending its due date from January and August 2005 to December 2009, in addition to changing the agent bank
(2)	In April 2003, the Company renegotiated this loan, extending its maturity date from December 2003 to April 2008, in addition to changing the agent bank which was Citibank N.A..
(3)	In March 2004, the Company renegotiated this loan, extending its maturity date from April 2004 to April 2008.

2004 Annual Report Telefónica CTC Chile 171

Notes to the Financial Statements, continued 16. Obligations with the Public: a) Commercial paper:

On January 27, 2003, Telefónica CTC Chile registered a commercial paper line in the securities registry, the inspection number of which is 5. The maximum amount of the line is ThCh$35,000,000, and placements charged to this line may not exceed that amount. The term of this line will be 10 years from the date of registration with the Superintendency of Securities and Insurance. The interest rate will be defined on each issuance of these commercial papers.

On May 12, 2004, there was a second placement in two series (C and D) for ThCh $ 35,000,000 of a similar financial instrument. The placement agent was Santander Investment S.A.

The details of these transactions are those described below:

Registration or		Current nominal	Bond readjustment	Interest		Accounting value		Placement
identification number of the instrument	Series	amount placed ThCh$	unit ThCh$	rate %	Final Maturity	2004 ThCh$	2003 ThCh$	in Chile or abroad

Short-term commercial paper
005	C	17,500,000	CH$ NON-ADJUSTABLE	0.2257	05-04-2005	17,393,440	–	Chile
005	D	17,500,000	CH$ NON-ADJUSTABLE	0.2286	05-05-2005	17,353,277	–	Chile

Total						34,746,717	–

b) Bonds The detail of obligations with the public for bond issues, classified as short and long-term is as follows:

Registration number or identification of		Nominal Amount	Readjustment	Nominal annual		Frequency		Par value		Location
the instrument	Series	of issue	unit for bond	interest rate %	Final maturity	Interest payment	Amortizations	2004 ThCh$	2003 ThCh$	of bond placement

Short-term portion of long-term bonds
143.27.06.91	F	71,429	U.F.	6.000	Abr.2016	Semi-annual	Semi-annual	1,415,297	1,430,445	Chile
203.23.04.98	K (a)	3,992,424	U.F.	6.750	Feb.2020	Semi-annual	Semi-annual	70,877,120	1,877,430	Chile

Issued in New York	Yankee Bonds	–	US$	7.625	Jul.2006	Semi-annual	Maturity	704,602	5,055,505	Abroad
Issued in New York	Yankee Bonds	–	US$	8.375	Jan.2006	Semi-annual	Maturity	3,401,602	3,985,263	Abroad
Issued in Luxembourg Eurobonds		–	EURO	5.375	Aug.2004	Semi-annual	Maturity	–	103,174,216	Abroad

							Total	76,398,621	115,522,859

Long-term bonds
143.27.06.91	F	750,000	U.F.	6.000	Abr.2016	Semi-annual	Semi-annual	12,987,796	14,246,036	Chile
203.23.04.98	K		U.F.	6.750	Feb.2020	Semi-annual	Semi-annual	–	69,240,613	Chile

Issued in New York	Yankee Bonds (b)	49,603,000	US$	7.625	Jul.2006	Semi-annual	Maturity	27,648,712	114,233,538	Abroad
Issued in New York	Yankee Bonds (c)	156,440,000	US$	8.375	Jan.2006	Semi-annual	Maturity	87,199,656	121,729,000	Abroad

							Total	127,836,164	319,449,187

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a) During December 2004 and as stated in the sixth clause, letter K of the Bond Issuance Agreement, Telefónica CTC Chile decided to exercise the advanced redemption option of all the Bonds of this series. The amount of the redemption of this issuance is U.F. 3,992,424 plus interest accrued until February 15, 2005, the effective date of the redemption. This has meant recognizing in income the balances pending amortization for “Bond issue expenses” and “Bond discount”, reducing the term to the advanced redemption date. As of December 31, 2004 the extraordinary effects from these amortizations on income amount to ThCh $ 3,236,587 (included in Financial Expenses).

b) Starting May 2003 and until December of that same year, Telefónica CTC Chile, partially repurchased US$12.3 million of its placement denominated in the same currency. This repurchase was carried out at an average of 111.05% of par value, which meant a payment of US$13.68 million, plus accrued interest as of that date on the nominal amount of the repurchase. During November and December 2004, Telefónica CTC Chile effected a repurchase offer for the dollar issuances. As a result of this offer, in those two months and for that placement, the Company repurchased US$ 138,082,000.

This operation was carried out paying an average price of 107.0 % of the par value. The partial repurchase of this series resulted in the Company recognizing extraordinary proportional amortization of the balances corresponding to “Bond issue expenses” and “Bond discount”, as well as on payment of the repurchase. The net of these three effects of ThCh$6,631,649, were charged to financial expenses for the period.

c) During November and December 2004, Telefónica CTC Chile effected an offer to repurchase US$ issuances. As a result of this offer the Company in these two months, and for this placement, repurchased US$ 43,560,000. This operation was carried out paying a price of 105.356% of par value. The partial repurchase of this series meant recognizing extraordinary amortizations proportional to the balances corresponding to “Bond issue expenses”, “Bond discount”, as well as on payment of the repurchase. The net of these three effects of ThCh$1,461,539, was charged to financial expenses for the period.

17. Accruals:

The detail of accruals shown in liabilities is as follows:

	2004 ThCh$	2003 ThCh$

Current
Staff severance indemnities	208,310	56,786
Vacation	2,857,604	2,731,488
Other employee benefits (a)	2,898,014	3,854,311
Employee benefit advances	(1,005,572)	(1,172,449)
Sub-Total	4,958,356	5,470,136

Long-term
Staff severance indemnities	24,152,251	15,456,371
Sub-Total	24,152,251	15,456,371

Total	29,110,607	20,926,507

 (a) Includes provisions for the bonus guaranteed under the current union contract, and miscellaneous.

During 2004 and 2003, there were bad debt write-offs of ThCh$18,730,653 and ThCh$18,035,616, respectively, which were charged against the respective allowance for doubtful accounts.

2004 Annual Report Telefónica CTC Chile 173

Notes to the Financial Statements, continued

18. Staff severance indemnities: The breakdown of the charge to income for staff severance indemnities is as follows:

	2004 ThCh$	2003 ThCh$

Operating costs and administration and selling expenses	3,312,896	2,909,755
Other non-operating expenses	2,909,163	–
Total	6,222,059	2,909,755

Payments in the period (a)	2,625,345	(1,434,937)

(a)

Includes payment and transfer of balances of staff indemnities for personnel transferred to other companies of the group, of ThCh$(5,855,312), net of the increase in the provision due to change in the future permanence and change in the personnel provision (see Note 13b and 13c) for ThCh$8,480,657.

19. Equity During the years ended December 31, 2004 and 2003, respectively, changes in shareholders’ equity accounts are as follows:

	Paid-in capital ThCh$	Contributed surplus ThCh$	Other reserves ThCh$	Retained earnings ThCh$	Net income for the year ThCh$	Interim dividend ThCh$	Total shareholders’ Equity ThCh$

2004
Balances as of December 31, 2003	859,490,281	–	(791,199)	421,404,583	10,133,882	–	1,290,237,547
Transfer of 2003 net income to retained earnings	–	–	–	10,133,882	(10,133,882)	–	–
Adjustment of foreign investment conversion reserve	–	–	(425,240)	–	–	–	(425,240)
Final dividend 2003	–	–	–	(3,062,903)	–	–	(3,062,903)
Final eventual dividend	–	–	–	(385,685,783)	–	–	(385,685,783)
2004 interim dividend	–	–	–	–	–	(252,992,348)	(252,992,348)
Price-level restatement	21,487,256	–	(21,212)	6,016,572	–	(2,311,551)	25,171,065
Net income for the year	–	–	–	–	311,628,674	–	311,628,674

Balances as of December 31, 2004	880,977,537	–	(1,237,651)	48,806,351	311,628,674	(255,303,899)	984,871,012

174 2004 Annual Report Telefónica CTC Chile

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	Paid-in Capital ThCh$	Contributed surplus	Other reserves ThCh$	Retained earnings ThCh$	Net income for the year ThCh$	Interim dividend ThCh$	Total shareholders’ equity ThCh$
		ThCh$

2003
Balances as of December 31, 2002	736,468,120	114,512,356	1,924,736	451,465,216	(17,680,376)	–	1,286,690,052
Transfer of 2002 loss to retained earnings	–	–	–	(17,680,376)	17,680,376	–	–
Absorption of accumulated deficit development period	114,512,356	(114,512,356)	–	–	–	–	–
Final dividend 2002	–	–	–	(16,750,249)	–	–	(16,750,249)
Adjustment of foreign investment conversion reserve	–	–	(2,721,166)	–	–	–	(2,721,166)
Price-level restatement	8,509,805	–	5,231	4,369,992	–	–	12,885,028
Net income for the year	–	–	–	–	10,133,882	–	10,133,882

Balances as of December 31, 2003	859,490,281	–	(791,199)	421,404,583	10,133,882	–	1,290,237,547

Restated balances as of December 31, 2004	880,977,537	–	(810,979)	431,939,698	10,387,229	–	1,322,493,485

As established in Article No. 10 of Law 18,046 on Corporations, pricelevel restatement of shareholders’ equity has been incorporated into paid-in capital.

(a) Paid-in capital:

As of December 31, 2004, the Company’s paid-in capital is as follows:

(b) Shareholder stratification:

As indicated in Circular No. 792 of the Chilean Superintendency of Securities and Insurance, the stratification of shareholders by percentage shareholding in the Company as of December 31, 2004 is as follows:

				Type of shareholder	Percentage of Total holdings %	Number of shareholders

Number of shares:
Series	No. of subscribed shares	No. of paid shares	No. of shares with voting rights	10% holding or more	56.53	2
				Less than 10% holding:
				Investment equal to or exceeding UF 200	42.69	1.870

A	873.995.447	873.995.447	873.995.447	Investment under UF 200	0.78	11.540
B	83.161.638	83.161.638	83.161.638
				Total	100.00	13.412

Paid-in capital :				Company controller	44.90	1

Series		Subscribed Capital ThCh$	Paid-in Capital ThCh$	(c) Dividends:

As established in Law No. 18,046, unless otherwise agreed upon by the unanimous vote of all shareholders at a Shareholders’ Meeting, when there is net income, at least 30% must be distributed as dividends.

A		804.434.684	804.434.684

On April 4, 2003, the Annual General Shareholders’ Meeting was informed of the dividend distribution policy proposed by the Board for 2003, this being the minimum legal distribution, as indicated in the preceding paragraph.

B		76.542.853	76.542.853

On July 11, 2003, the Extraordinary Shareholders’ Meeting agreed to increase share capital, by capitalizing the share premium for ThCh$114,512,356.

2004 Annual Report Telefónica CTC Chile 175

Notes to the Financial Statements, continued

19. Equity, continued:

i) Dividend policy:

On September 21, 2004, the Company’s Board of Directors, in view of the cash situation, levels of projected investment and solid financial indicators for 2004 and thereafter, modified the distribution of dividends reported to the Annual General Shareholders’ Meeting of April 2004, and declared that it is the intention of the Board to distribute 100% of net income earned during the respective year, through an interim dividend in November of each year and a final dividend in May of the following year and that will be submitted to the corresponding Annual General Shareholders’ Meeting.

Both dividends, in the amount of US$ 800 million, were subject to materialization of the sale of all the shares of Telefónica Móvil de Chile S.A., event that would be consummated if, Telefónica Móviles S.A, accepted the proposal of the Extraordinary Shareholders’ Meeting, which implied it assuming the taxes arising out of the sale operation, that amount to US$ 51 million.

On July 23, 2004, the agreement for the sale of the shares of the former subsidiary Telefónica Móvil de Chile S.A. was signed. Therefore, on August 31, 2004, the Company paid the dividends resulting from the sale of its subsidiary. The dividends are analyzed in the following manner:

ii) Dividends distributed in the year:

On July 11, 2003, the Extraordinary Shareholders’ Meeting agreed to pay a dividend of ThCh$16,750,249 (historical), with a charge to retained earnings as of December 31, 2002, which was paid on July 31, 2003.

On April 15, 2004, the Annual Geneal Shareholders’ Meeting approved a final dividend of (No. 164) Ch$3.20 per share equivalent to ThCh $3,062,903, with a charge to net income for 2003. The dividend was paid on May 7, 2004.

Additionally, during July 2004 the following dividend distribution was agreed:

- On June 14, 2004, the Board of Directors of the Company agreed to give shareholders’ a temporary dividend out of 2004 net income.

- In turn, the Extraordinary Shareholders’ Meeting of July 15, 2004, approved the sale of the subsidiary Telefónica Móvil de Chile S.A., and the distribution of a final eventual dividend against retained earnings as of December 31, 2003.

• Dividend No. 165, with a charge to retained earnings of ThCh$385,685,783.

• Dividend No. 166, in the nature of an interim dividend of ThCh$128,561,925, with a charge to 2004 net income.

In the context of the modification of the dividend policy approved in September 2004, the Board agreed to distribute interim dividend (No. 167) with a charge to 2004 net income of $130 per share equivalent to ThCh$124,430,423 which was paid on November 4, 2004.

(d) Other reserves:

Other Reserves include the net effect of the adjustment for conversion differences as established in Technical Bulletin No. 64 of the Chilean Association of Accountants, the detail of which is as follows:

	Company	Amount December 31, 2003 ThCh$	Price-level restatement ThCh$	Net Movement ThCh$	Balance as of December 31, 2004 ThCh$

96.720.710-1	Invercom S.A.	41,417	—	(41,417)	—
84.119.600-7	Instacom S.A.	15,883	—	(15,883)	—
Extranjero	TBS Participación S.A. (1)	(848,499)	(21,212)	(367,940)	(1,237,651)

Total		(791,199)	(21,212)	(425,240)	(1,237,651)

(1) This corresponds to the net effect of the adjustment for conversion difference as established in Technical Bulletin No. 64 of the Chilean Association of Accountants.

176 2004 Annual Report Telefónica CTC Chile

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20. Income and Expenses

a) Other non-operating income:

The breakdown of other non-operating income is as follows:

	2004 ThCh$	2003 ThCh$

Penalties on suppliers and indemnities	184,672	1,104,368
Income for administrative services	2,007,334	3,766,644
Rental subsidiaries	1,248,045	1,527,206
Final compensatory indemnity for termination of Publiguías contract	–	1,606,869
Gain on sale Publiguías S.A. (1)	6,502,477	–
Gain on sale of Telefónica Móvil de Chile S.A. (2)	464,847,415	–
Sale of used equipment	2,256,308	–
Others	1,684,132	582,368

Total	478,730,383	8,587,455

(1) See note 11 “Investment in related Companies” number 5.

(2) See note 11 “Investment in related Companies” number 6.

b) Other non-operating Expenses:

The breakdown of other non-operating income is as follows:

	2004 ThCh$	2003 ThCh$

Asset in disuse	6,500,875	–
Restructuring costs	5,760,147	–
Lawsuit, indemnities, penalties and other provisions	682,958	505,992
Depreciation and retirement of out of service property, plant and equipment (1)	2,821,894	758,494
Others	84,222	814,172

Total	15,850,096	2,078,658

(1) This account is mainly composed of the depreciation of the La Serena Cable TV not transferred in the sale of subsidiary Multimedia to Cordillera Comunicaciones.

2004 Annual Report Telefónica CTC Chile 177

Notes to the Financial Statements, continued

21. Price-level restatement:

The detail of price-level restatement is as follows:

Assets (Charges) Credits	Indexation	2004 ThCh$	2003 ThCh$

Inventories	I.P.C	169,568	96,823
Other current assets	I.P.C	(44,188)	194,730
Other current assets	U.F.	(4,141,560)	(6,560,219)
Short and long-term deferred taxes	I.P.C	3,049,581	1,379,527
Property, plant and equipment	I.P.C	31,778,625	13,763,653
Investments in related companies	I.P.C	7,313,670	4,159,144
Goodwill	I.P.C	1,570,276	1,700,769
Long-term debtors	U.F.	(14,865)	(1,327,386)
Other long-term assets	I.P.C	199,601	67,621
Other long-term assets	U.F.	30,362	2,758,488
Expense accounts	I.P.C	5,165,524	137,817

Total Credits		45,076,594	16,370,967

Liabilities - Shareholders’ Equity (Charges) Credits	Indexation	2004 ThCh$	2003 ThCh$

Short-term obligations	I.P.C	28,474	65,815
Short-term obligations	U.F.	(5,695,368)	(933,209)
Long-term obligations	I.P.C	(12,531)	(13,438)
Long-term obligations	U.F.	(3,913,319)	(1,658,057)
Shareholders’ equity	I.P.C	(25,171,065)	(13,207,154)
Revenue accounts	I.P.C	(14,015,718)	(205,153)

Total Charges		(48,779,527)	(15,951,196)

(Loss) gain from price-level restatement, net		(3,702,933)	419,771

178 2004 Annual Report Telefónica CTC Chile

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22. Exchange differences:

The detail of exchange differences is as follows:

Assets (Charges) Credits	Currency	2004 ThCh$	2003 ThCh$

Other current assets	US$	24,397,612	(3,412,293)
Other current assets	EURO	3,823,369	(6,489,425)
Current long-term	US$	–	339,134
Current long-term	EURO	5,206,898	(7,081,197)
Other long-term assets	US$	6,284	(387,409)
Other long-term assets	EURO	71	19,878

Total (Charges) Credits		33,434,234	(17,011,312)

Liabilities (Charges) Credits	Currency	2004 ThCh$	2003 ThCh$

Short-term obligations	US$	(30,124,259)	(103,906,927)
Short-term obligations	EURO	(3,695,804)	1,997,609
Long-term obligations	US$	15,269,791	108,170,446
Long-term obligations	EURO		11,412,595

Total Credits (Charges)		(18,550,272)	17,673,723

Foreign exchange gain, net		14,883,962	662,411

23. Issuance and placement of shares and debt expense:

The breakdown of this account is as follows:

	Short-term		Long-term
	2004 ThCh$	2003 ThCh$	2004 ThCh$	2003 ThCh$

Bond issuance expenses	574,764	511,902	471,783	2,169,109
Discount on debt	418,261	1,243,184	227,917	3,509,805
Commercial paper issuance expense	177,167	–	–	–

Total	1,170,192	1,755,086	699,700	5,678,914

These items are classified under Other Current Assets and Other Long-term Assets, as applicable and are amortized over the term of the respective obligations, as described in Note 16 “Obligations with the Public”.

2004 Annual Report Telefónica CTC Chile 179

Notes to the Financial Statements, continued

24. Cash flows:

Financing and investment activities that do not generate cash flows during the period, but which commit future cash flows are as follows:

a) Financing activities:

The breakdown of financing activities that commit future cash flows are:
Obligations with banks and financial institutions	- see Notes 14 and 15
Obligations with the public	- see Note 16

b) Investment activities:

Investment activities that commit future cash flows are as follows:

	Maturity	ThCh$

ZERO	2005	18,492,489
BCD	2005	7,188,926

c) Cash and cash equivalents:

	2004 ThCh$	2003 ThCh$

Cash	4,599,036	12,629,039
Time deposits	52,861,398	5,236,681
Other current assets	96,143,426	8,509,014

Total	153,603,860	26,374,734

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25. Derivative Contracts:

The breakdown of derivative contracts is as follows:

TYPE OF	TYPE	CONTRACT	MATURITY	SPECIFIC	PURCHASE	HEDGED ITEM		VALUE OF	AFFECTED ACCOUNTS
DERIVATIVE	OF	VALUE	OR	ITEM	SALES	OR TRANSACTION		HEDGED	ASSET / LIABILITY		EFFECT ON INCOME
	CONTRACT		EXPIR.		POSITION	NAME	AMOUNT	ITEM	NAME	AMOUNT	REALIZED	UNREALIZED
								ThCh$		ThCh$		ThCh$

FR	CI	38,100,000	I TRIM. 2005	EXCHANGE RATE	C	OBLIG. IN US$	38,100,000	21,236,940	ASSET	21,236,940	–	(1,932,243)
									LIABILITIES	(23,489,598)
FR	CI	62,000,000	II TRIM. 2005	EXCHANGE RATE	C	OBLIG. IN US$	62,000,000	34,558,800	ASSET	34,558,800	–	(4,105,409)
									LIABILITIES	(38,727,435)
FR	CI	41,800,000	III TRIM. 2005	EXCHANGE RATE	C	OBLIG. IN US$	41,800,000	23,299,320	ASSET	23,299,320	–	(3,628,593)
									LIABILITIES	(26,082,350)
FR	CI	40,000,000	IV TRIM. 2005	EXCHANGE RATE	C	OBLIG. IN US$	40,000,000	22,296,000	ASSET	22,296,000	–	(2,029,999)
									LIABILITIES	(23,626,024)
FR	CI	19,000,000	III TRIM. 2006	EXCHANGE RATE	C	OBLIG. IN US$	19,000,000	10,590,600	ASSET	10,590,600	–	(793,344)
									LIABILITIES	(11,269,908)

FR	CCPE	73,500,000	I TRIM. 2005	EXCHANGE RATE	C	OBLIG. IN US$	73,500,000	40,968,900	ASSET	40,968,900	–	(3,639,763)
									LIABILITIES	(45,088,580)
FR	CCPE	79,300,000	II TRIM. 2005	EXCHANGE RATE	C	OBLIG. IN US$	79,300,000	44,201,820	ASSET	44,201,820	–	(6,003,196)
									LIABILITIES	(49,853,255)
FR	CCPE	96,700,000	III TRIM. 2005	EXCHANGE RATE	C	OBLIG. IN US$	96,700,000	53,900,580	ASSET	53,900,580	–	(8,245,277)
									LIABILITIES	(59,787,190)
FR	CCPE	49,700,000	IV TRIM. 2005	EXCHANGE RATE	C	OBLIG. IN US$	49,700,000	27,702,780	ASSET	27,702,780	–	(2,554,962)
									LIABILITIES	(29,432,187)
FR	CCPE	200,000,000	II TRIM. 2009	EXCHANGE RATE	C	OBLIG. IN US$	200,000,000	111,480,000	ASSET	111,480,000	–	(2,170,748)
									LIABILITIES	(113,650,749)

FR	CI	29,800,000	I TRIM. 2005	EXCHANGE RATE	C	OBLIG. IN US$	29,800,000	16,610,520	ASSET	16,610,520	–	(780,727)
									LIABILITIES	(17,324,354)
FR	CI	58,000,000	II TRIM. 2005	EXCHANGE RATE	C	OBLIG. IN US$	58,000,000	32,329,200	ASSET	32,329,200	–	(3,049,614)
									LIABILITIES	(35,591,714)
FR	CI	21,000,000	III TRIM. 2005	EXCHANGE RATE	C	OBLIG. IN US$	21,000,000	11,705,400	ASSET	11,705,400	–	(1,650,954)
									LIABILITIES	(13,268,054)

FR	CCPE	95,000,000	I TRIM. 2005	EXCHANGE RATE	C	OBLIG. IN US$	95,000,000	52,953,000	ASSET	52,953,000	–	(2,109,560)
									LIABILITIES	(55,082,433)
FR	CCPE	43,000,000	II TRIM. 2005	EXCHANGE RATE	C	OBLIG. IN US$	43,000,000	23,968,200	ASSET	23,968,200	–	(2,031,510)
									LIABILITIES	(26,072,063)
FR	CCPE	10,000,000	III TRIM. 2005	EXCHANGE RATE	C	OBLIG. IN US$	10,000,000	5,574,000	ASSET	5,574,000	–	(791,900)
									LIABILITIES	(6,310,761)

FR	CI	53,400,000	I TRIM. 2005	EXCHANGE RATE	V	OBLIG. IN US$	53,400,000	31,877,570	ASSET	31,877,570	–	2,141,007
									LIABILITIES	(29,775,553)
FR	CI	48,000,000	II TRIM. 2005	EXCHANGE RATE	V	OBLIG. IN US$	48,000,000	27,700,860	ASSET	27,700,860	–	967,267
									LIABILITIES	(26,773,863)
FR	CI	12,000,000	III TRIM. 2005	EXCHANGE RATE	V	OBLIG. IN US$	12,000,000	6,793,920	ASSET	6,793,920	–	101,608
									LIABILITIES	(6,691,352)
FR	CI	9,600,000	IV TRIM. 2005	EXCHANGE RATE	V	OBLIG. IN US$	9,600,000	5,396,160	ASSET	5,396,160	–	33,771
									LIABILITIES	(5,352,309)

2004 Annual Report Telefónica CTC Chile 181

Notes to the Financial Statements, continued

25. Derivative Contracts, continued

The breakdown of derivative contracts is as follows: Continued

TYPE OF	TYPE	CONTRACT	MATURITY	SPECIFIC	PURCHASE	HEDGED ITEM		VALUE OF	AFFECTED ACCOUNTS
DERIVATIVE	OF	VALUE	OR	ITEM	SALE	OR TRANSACTION		HEDGED	ASSET / LIABILITY		EFFECT ON INCOME
	CONTRACT		EXPIR.		POSITION	NAME	AMOUNT	ITEM	NAME	AMOUNT	REALIZED	UNREALIZED
								ThCh$		ThCh$		ThCh$

	CI	368,918	I TRIM. 2005	EXCHANGE RATE	V	OBLIG. IN US$	368,918	6,388,571	ASSET	6,388,571	–	215,080
									LIABILITIES	(6,190,599)
FR	CI	1,245,368	II TRIM. 2005	EXCHANGE RATE	V	OBLIG. IN US$	1,245,368	21,566,102	ASSET	21,566,102	–	1,082,208
									LIABILITIES	(20,672,016)
FR	CI	1,354,840	III TRIM. 2005	EXCHANGE RATE	V	OBLIG. IN US$	1,354,840	23,461,837	ASSET	23,461,837	–	375,739
									LIABILITIES	(23,250,187)
FR	CI	1,421,965	IV TRIM. 2005	EXCHANGE RATE	V	OBLIG. IN US$	1,421,965	24,624,234	ASSET	24,624,234	–	433,168
									LIABILITIES	(24,495,750)

S	CCTE	80,000,000	I TRIM. 2005	INTEREST RATE	C	OBLIG. IN US$	80,000,000	–	ASSET	22,365	–	22,365

S	CCTE	70,000,000	I TRIM. 2005	INTEREST RATE	C	OBLIG. IN US$	70,000,000	–	LIABILITIES	(10,869)	–	(10,869)

S	CCPE	200,000,000	II TRIM. 2009	INTEREST RATE	C	OBLIG. IN US$	200,000,000	–	LIABILITIES	(18,153)	–	18,153

Deferred income for exchange forward contracts									liabilities	(2,535,453)	5,991,207	904,058
Deferred costs for exchange insurance									asset	791,381	(2,668,071)	(376,266)
Exchange forward contracts expensed during the period ( net )											10,329,707

Total											13,652,843	(39,610,510)

Types of derivatives:	Type of Contract:
FR: Forward	CCPE : Hedge contract for existing transactions
S : Swap	CCTE: Hedge contract for anticipated transactions
CI: Investment hedge contract
182 2004 Annual Report Telefónica CTC Chile

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26. Contingencies and restrictions:

a) Lawsuits:

(i) Complaints presented by VTR Telefónica S.A.:

On September 30, 2000, VTR Telefónica S.A. filed an ordinary suit for the collection of access charges in the amount of Ch $ 2,500 million, based on the differences that would originate from the lowering of access charges rate due to Rate Decree No. 187 of Telefónica CTC. First instance sentence accepted the complaint of VTR and the compensation alleged by Telefónica CTC. The Company filed a motion to vacate and appeal, which is currently underway.

(ii) Labor lawsuits:

In the course of normal operations, labor lawsuits have been filed against the Company.

To date, among others, there are labor proceedings involving former employees, who claim wrongful dismissal. These employees did not sign termination releases or receive staff severance indemnities. On various occasions, the Supreme Court has reviewed the sentences handed down on the matter, accepting the thesis of the Corporation, ratifying the validity of the terminations.

There are, in addition, other lawsuits involving former employees, whose staff severance indemnities have been paid and their termination releases signed, who in spite of having chosen voluntary retirement plans or having been terminated due to company needs, intend to have the terminations voided. Of these lawsuits, to date, two have received a sentence favorable to the Company, rejecting the annulments.

Certain unions have filed complaints before the Santiago Labor Courts, requesting indemnities for various concepts.

In the opinion of Management and their internal legal counsel, the risk that the Company will be condemned to pay indemnities in the amount claimed in the previously mentioned lawsuits, in addition to other civil and labor suits where the Company is the defendant, is remote. Management considers it unlikely that the Company’s income and equity will be significantly affected by these loss contingencies. As a consequence, no provision has been established in relation to the indemnities claimed.

(iii) Lawsuit against the State of Chile:

On October 31, 2001, Telefónica CTC Chile filed an administrative motion to set aside before the Ministry of Transport and Telecommunications and the Ministry of Economy, requesting correction of the errors and illegalities in Rate Decree No. 187 of 1999. On January 29, 2002, the Ministries issued a joint response rejecting the administrative recourse, determination which they arrived at after having “carefully evaluated, only the viability and timeliness of the petition made, considering the set of circumstances that concur in the problem stated and the prudence that must orient public actions”, to add that such rejection “has had no other motivation than to protect the general interest and progress of the telecommunications services”.

Upon extinguishing the administrative instances to correct the errors and illegalities involved in the tariff setting of 1999, in March 2002, Telefónica CTC Chile filed a lawsuit for damages against the State of Chile for the sum of Ch $181,038,411,056, plus readjustments and interest, which covers past and future damages until May 2004.

Currently, in that judicial proceeding, the different expert reports on the diverse aspects of the matter of the lawsuit have already been issued, reports that supported the position sustained by Telefónica CTC during the process.

(iv) Manquehue Net:

On June 24, 2003, Telefónica CTC Chile filed a forced compliance of contracts complaint with damage indemnity before the mixed arbitration court of Mr. Victor Vial del Río against Manquehue Net, in the amount of Ch $3,647,689,175 in addition to costs incurred during the proceeding. Likewise, and on the same date, Manquehue Net filed a compliance with discounts complaint (in the amount of UF 107,000), in addition to an obligation to perform complaint (signing of a 700 services contract). After completion of the evidence period, on June 5, 2004 the arbiter called the parties together to pronounce a sentence.

b) Financial restrictions:

In order to carry out its investment plans, the Company obtained financing in the local and foreign market (notes 14, 15 and 16), which established among others: maximum debt that the Company may have, interest and cash flows coverage.

The maximum debt ratio for these contracts is 1.50, whereas the interest coverage ratio cannot be less than 4.00 and lastly the cash flow ratio must be equal to or greater than 0.166.

Non-compliance with these clauses implies that all the obligations included in these financing contracts will be considered as due.

As of December 31, 2004 the Company complies with all the financial restrictions.

2004 Annual Report Telefónica CTC Chile 183

Notes to the Financial Statements, continued

27. Third party guarantees:

The Company has not received any guarantees from third parties.

28. Local and foreign currency:

The composition is the following:

Description	Currency	2004 ThCh$	2003 ThCh$

Total current assets:		380,126,246	390,478,036
Cash	Non-indexed Ch$	4,361,335	7,322,338
	Dollars	189,410	5,297,995
	Euro	48,291	8,706
Time deposits	Non-indexed Ch$	48,597,288	–
	Dollars	4,264,110	5,236,681
Marketable securities	Dollars	25,681,415	43,503,554
Notes and accounts receivable (a)	Non-indexed Ch$	103,979,164	125,889,791
	Indexed Ch$	–	593,308
	Dollars	14,157,960	–
Due from related companies	Non-indexed Ch$	40,890,417	131,285,955
	Dollars	9,136,864	10,504,380
Other current assets (b)	Non-indexed Ch$	110,518,955	8,633,081
	Indexed Ch$	12,424,025	31,755,265
	Dollars	5,877,012	20,194,114
	Euro	–	252,868

Total property, plant and equipment :		1,183,915,928	1,295,176,368
Property, plant and equipment and accumulated depreciation	Indexed Ch$	1,183,915,928	1,295,176,368

Total other long-term assets		328,115,938	793,185,408
Investment in related companies	Indexed Ch$	262,538,454	455,918,009
Other long-term assets (c)	Non-indexed Ch$	31,793,946	6,404,110
	Dollars	458,052	16,410,386
	Indexed Ch$	33,325,486	314,452,903

Total assets		1,892,158,112	2,478,839,812

	Indexed Ch$	1,492,203,893	2,097,895,853
	Non-indexed Ch$	340,141,105	279,535,275
	Dollars	59,764,823	101,147,110
	Euro	48,291	261,574

(a)	Includes the following balance sheet accounts: Trade Accounts Receivable, Notes Receivable and Misellaneous Accounts Receivable.
(b)	Includes the following balance sheet accounts: Inventories, Recoverable Taxes, Prepaid Expenses, Deferred Taxes and Other Current Assets.
(c)	Includes the following balance sheet accounts: Investments in Other Companies, Goodwill, Long-term Debtors, Due from Related Companies, Intangibles, Amortization and Others.

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A summary of the current liabilities in local and foreign currency is as follows:

		Up to 90 days				90 days up to 1 year
Description	Currency	2004		2003		2004		2003
		Amount ThCh$	Average annual interest %	Amount ThCh$	Average annual interest %	Amount ThCh$	Average annual interest %	Amount ThCh$	Average annual interest %

Short-term obligations with banks and financial institutions	Non-indexed Ch$	10,060,544	1.47	10,197,418	–	9,418,430	2.98	9,614,077	–

Long-term short-term portion of obligations with banks and financial institutions	Indexed Ch$	206,743	–	61,874,779	–	–	–	–	–
	Dollars	15,310,044	2.41	20,288,570	–	–	–	3,268,562	–

Obligations with the public (commercial paper)	Non-indexed Ch$	–	–	–	–	34,746,717	5.45	–	–

Obligations with the public (Bonds payable)	Indexed Ch$	70,877,120	6.75	1,746,044	–	1,415,297	6.00	1,561,831	–
	Dollars	4,106,204	–	9,040,768	–	–	–	–	–
	Euro	–	–	–	–	–	–	103,174,216	–

Long-term obligations maturing within a year	Indexed Ch$	8,034	9.06	33,449	–	24,100	9.06	8,552	–
Due to related parties	Indexed Ch$	–	–	–	–	270,146	–	270,551	–
	Non-indexed Ch$	49,082,770	–	58,093,064	–	20,329,985	–	–	–
	Dollars	–	–	–	–	129,078	–	–	–
Other current liabilities (d)	Non-indexed Ch$	112,332,371	–	82,854,198	–	32,839,426	–	–	–
	Indexed Ch$	–	–	–	–	–	–	71,295,442	–
	Dollars	701,472	–	232,748	–	–	–	–	–

	Total current liabilities		262,685,302		244,361,038		99,173,179		189,193,231

	Indexed Ch$	71,091,897		63,654,272		1,709,543		73,136,376
	Non-indexed Ch$	171,475,685		151,144,680		97,334,558		9,614,077
	Dollars	20,117,720		29,562,086		129,078		3,268,562
	Euro	–		–		–		103,174,216

(d)	Includes the following balance sheet accounts: Dividends Payable, Accounts Payable, Notes Payable, Other Creditors, Accruals,Withholdings, Unearned Income, Other Current Liabilities,

2004 Annual Report Telefónica CTC Chile 185

Notes to the Financial Statements, continued

28. Local and foreign currency, continued

A summary of the long-term liabilities in local and foreign currency in 2004 is as follows:

		1 to 3 years		3 to 5 years		5 to 10 years		Over 10 years
Description	Currency	Amount M$	Average annual interest %	Amount M$	Average annual interest %	Amount M$	Average annual interest %	Amount M$	Average annual interest %

Obligations with banks
and financial institutions	Indexed Ch$	–	–	61,562,113	1.55	–	–	–	–
	Dollars	133,776,000	2.94	144,924,000	2.95	–	–	–	–
Bonds payable	Indexed Ch$	2,473,864	6.00	2,473,864	6.00	6,184,660	6.00	1,855,408	6.00
	Dollars	114,848,368	8.20	–	–	–	–	–	–
Other long-term liabilities (e)	$ no reajustable	–	–	–	–	–	–	24,152,251	–
	Indexed Ch$	12,100,782	–	6,846,218	–	17,115,545	–	17,115,546	–

Total long-term liabilities		263,199,014		215,806,195		23,300,205		43,123,205

	Indexed Ch$	14,574,646		70,882,195		23,300,205		18,970,954
	Non-indexed Ch$	–		–		–		24,152,251
	Dollars	248,624,368		144,924,000		–		–

186 2004 Annual Report Telefónica CTC Chile

10

Report on the Financial Statements

A summary of the long-term liabilities in local and foreign currency in 2003 is as follows:

		1 to 3 years		3 to 5 years		5 to 10 years		Over 10 years
Description	Currency	Amount M$	Average annual interest %	Amount M$	Average annual interest %	Amount M$	Average annual interest %	Amount M$	Average annual interest %

Obligations with banks and financial institutions	Indexed Ch$	–	–	–	–	–	–	–	–
	Dollars	195,442,411	–	118,685,775	–	–	–	–	–
		–		–		–	–	–	–
Bonds payable	Indexed Ch$	4,316,979	–	6,419,163	–	25,244,948	–	47,505,560	–
	Dollars	235,962,537	–	–	–	–	–	–	–
	Euro	–	–	–	–	–	–	–	–
Other long-term liabilities (e)	Non-Indexed Ch$	–	–	–	–	–	–	15,456,371	–
	Indexed Ch$	15,055,259	–	6,283,730	–	15,709,325	–	15,709,325	–
	Dollars	21,000,675	–	–	–	–	–	–	–

Total long-term liabilities		471,777,861	–	131,388,668	–	40,954,273	–	78,671,256	–

	Indexed Ch$	19,372,238	–	12,702,893	–	40,954,273	–	63,214,885	–
	Non-Indexed Ch$	–	–	–	–	–	–	15,456,371	–
	Dollars	452,405,623	–	118,685,775	–	–	–	–	–
	Euro	–	–	–	–	–	–	–	–

(e) Includes the following balance sheet accounts: Due to Related Companies, Other Creditors Long-term, Long-term accruals, Long-term Deferred Taxes, Other Long-term Liabilities.

2004 Annual Report Telefónica CTC Chile 187

Notes to the Financial Statements, continued

29. Sanctions:

Neither the Company, nor its Directors and Managers have been sanctioned by the Superintendency of Securities and Insurance or any other administrative authority during 2004.

30. Subsequent Events:

a) Placement of first issuance of Negotiable Instruments line No. 015

On January 18, 2005, Telefónica CTC Chile made the first placement from line No. 15 registered for ThCh$35,000,000 at the Superintendency of Securities and Insurance on May 12, 2004. The amount of the placement is ThCh$12,000,000, broken down into series E1 - E2, the amount raised was ThCh$11,676,635 at 0.31% per month and the maturity date of which is October 13, 2005.

The placement agent for this process was Inversiones Boston Corredores de Bolsa.

b) Renewal of bilateral loan with BBVA NY

On January 21, 2005, Telefónica CTC Chile and BBVA N.Y. agreed to extend the bilateral loan granted originally on January 21, 1998, the renewal was for 1 year, maturing on January 23, 2006.

32. Time deposits:

The detail of time deposits at december 31, 2004 is as follows:

The amount of the loan is US$25 million at an interest rate of Libor 90 days plus a margin of 30 bps. Interest will be paid quarterly on April 21, 2005, July 21, 2005, October 21, 2005 and January 23, 2006. The interest rate set for the first period of interest is 2.98% (Libor 3 months 2.68% + 0.30%).

In the period from January 1 to 21, 2005, there have been no other significant subsequent events that affect these financial statements.

31. Environment:

In the opinion of Management and their in-house legal counsel and because the nature of the Company’s operations do not directly or indirectly affect the environment, as of the closing date of these financial statements, no resources have been set aside nor have any payments been made for non-compliance with municipal ordinances or to other supervising organizations.

Placement	Institution	Currency	Principal ThCh$	Rate %	Maturity	Accrued interest	Total ThCh$

NOV 29, 04	BBVA	CH$	10,000,000	0.23	03-ENE-05	24,533	10,024,533
NOV 30, 04	BANCO DE CHILE	CH$	7,500,000	0.23	04-ENE-05	17,825	7,517,825
NOV 30, 04	BANCO DE CHILE	CH$	7,500,000	0.23	05-ENE-05	17,825	7,517,825
DEC 02, 04	CORP BANCA	CH$	1,100,000	0.22	06-ENE-05	2,339	1,102,339
DEC 02, 04	CORP BANCA	CH$	8,900,000	0.22	06-ENE-05	18,927	8,918,927
DEC 14, 04	CORP BANCA	CH$	9,500,000	0.21	13-ENE-05	11,305	9,511,305
DEC 14, 04	THE CHASE MANHATTAN BANK N.A	CH$	4,000,000	0.20	13-ENE-05	4,534	4,004,534
DEC 31, 04	ABN AMRO BANK	US$	4,264,110	0.24	03-ENE-05	–	4,264,110

Total			52,764,110			97,288	52,861,398

188 2004 Annual Report Telefónica CTC Chile

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Report on the Financial Statements

33. Accounts payable:

The detail of the accounts payable balance is as follows:

	2004 ThCh$	2003 ThCh$

Suppliers
Local	32,740,171	36,714,599
Foreign	701,472	232,748
Percentage of completion accrual	9,297,883	8,233,501

Total	42,739,526	45,180,848

34. Other accounts payable:

The detail of other accounts payable is as follows:

	2004 ThCh$	2003 ThCh$

Exchange insurance contract payables	39,162,511	76,543,720
Billing on behalf of third parties	1,341,830	1,329,536
Service on account of carriers	4,251,403	4,934,856
Others	1,327,738	1,535,834

Total	46,083,482	84,343,946

Notes to the Financial Statements, continued

Alejandro Espinoza Querol General Accountant	Claudio Muñoz Zuñiga General Manager

2004 Annual Report Telefónica CTC Chile 189

Compañia de Telecomunicaciones de Chile S.A.

Management’s Discussion and Analysis of the Individual Financial Statements

For the years ended as of December 31, 2004 and 2003

1. Highlights

Results for the Period and Business Statistics for the Company

As of December 31, 2004, Telefónica CTC Chile recorded consolidated net income of Ch$311,629 million, whereas net income for the previous year amounted to Ch$10,387 million. Income for 2004 incorporates the effects derived from the sale of subsidiary Telefónica Móvil de Chile S.A. in July 2004, which produced net income of approximately Ch$302,658 million. (historic value)

It should be noted that operating income includes a provision for the effect for the year 2004 of the tariff decree coming into effect from May 6, 2004 until May 6, 2009 notwithstanding that the Chilean General Comptroller has not published it in the official gazette, (on february 11, 2005, the tariff decree was published in Official Gazette).

Non-operating income for the year ended as of December 31, 2004, shows an income of Ch$318,446 million, which compares positively to the deficit obtained in the same period the previous year in the amount of Ch$13,511 million, derived mainly from the gain obtained from the sale of Telefónica Móvil de Chile S.A, and reduced financial expenses associated to a lower level of debt and better financing conditions.

In respect to the figures of the business, as of December 31, 2004, Telefónica CTC Chile’s fixed telephone lines in service reached 2,427,364, presenting an increase of 0.4% in relation to December 31, 2003. ADSL customers reached 200,794 connections with a growth of 60.3% in relation to the previous year. The ATM links decreased by 7.3%, and dedicated IP links grew by 35.1%.

As of December 31, 2004, the Company’s staff reached 2,816, which implies an increase of 7.3% in respect to December 2003.

Organizational Restructuring

In the framework of the Company’s business restructuring taking place during the year ended as of December 31, 2004, Telefónica modified its executive structure in May and also adjusted its staff in November, in accordance with the changes experienced in the market and the telecommunications business in Chile.

Decrease in Financial Debt

Telefónica CTC Chile has continued to improve its debt level through amortization and prepayment of loans, renegotiation of payment terms and interest rates of current loans and also through the overall market decline in interest rates. As of December 31, 2004, the financial debt reached Ch$606,517 million, reflecting a decrease of 29.8% compared to the financial debt of Ch$863,632 million recorded as of December 31, 2003. The decrease in indebtedness levels together with the improved financing conditions and the drop in the value of the dollar translated in turn into a downturn of 13.9% in financial expenses in 2004, in comparison to 2003.

Sale of Participation in Publiguías

On April 26, 2004, Telefónica CTC Chile sold to Telefónica Publicidad e Información S.A. its participation (equivalent to 9% of capital stock) in Sociedad Impresora y Comercial Publiguías S.A. The price of the transaction was US$14.8 million, equivalent to Ch$ 9,013 million, with a net income of Ch$ 4,940 million (historical).

Sale of Telefónica Móvil

The Extraordinary Shareholders’ Meeting held on July 15, 2004, approved the sale of Telefónica Móvil de Chile to Telefónica Móviles (TEM), with 69.1% approval of the shares issued and paid. The level of approval of the shares present at the Meeting was 73.8%.

The shareholders approved selling the subsidiary for a total of US$1,250 million, which is composed of US$1,007 million for the value of the shares and payment of the debt that Telefónica Móvil de Chile has with the parent company and the purchaser has to pay the tax derived from the operation with a maximum of US$51 million.

In addition to this matter, the Meeting approved distribution of a dividend of US$0.626856 per share, with a charge to retained earnings. Additionally at the meeting held on July 15, 2004, the Board approved payment of an interim dividend of US$0.208952 per share, with a charge to net income for 2004. Both dividends total approximately US$800 million.

In third place, the Meeting approved the modification of the Investment and Financing Policy, eliminating all reference to the assets of Telefónica Móvil de Chile.

Payment of the dividend and modification of the Investment and Financing Policy are subject to the signing of the respective contract and cash payment of the price.

On July 23, 2004, a contract was signed for the sale of shares of Telefónica Móvil de Chile S.A. to TEM Inversiones Chile Limitada, subsidiary of Telefónica Móvil S.A., under the terms agreed upon by the Extraordinary Shareholders’ Meeting of July 15, 2004, in virtue of which TEM Inversiones Chile Limitada, paid US$1,058 on July 28, 2004 for the value of the shares plus Ch$161,440,964,893 for the debt that Telefónica Móvil de Chile S.A. had with Compañía de Telecomunicaciones de Chile S.A. as of July 15, 2004. This operation resulted in Telefónica CTC Chile recording an after-tax profit of approximately US$ 470 million (historic).

Repurchase of Yankee Bonds

On December 1, 2004, the Company completed a Tender Offer for US$200 million for its two series of Yankee Bonds. The amount repurchased was US$182 million and reduced debt from US$ 388 to US$ 206 million.

This measure allowed improving the Company’s leverage, decreasing annual financial expenses and also fulfills the commitment to

190 2004 Annual Report Telefónica CTC Chile

14
Report on the Financial Statements

reduce the debt to creditors as part of obtaining waivers for the sale of Telefónica Móvil.

Syndicated Loan for US$ 200 million

On December 21, 2004, Telefónica CTC Chile S.A. concluded the renegotiation of a syndicated loan for US$ 200 million, which meant among other aspects, extending the debt maturity from February and August 2005 to December 2009 and adjusting the spread over the Libor interest rate, to 40 BPS.

Tariff Setting Process for Telefónica CTC Chile (Local Telephony)

On May 4, 2004, the Ministries issued Tariff Decree No. 169 which they sent together with the supporting report to the Chilean General Comptroller for legislative review.

On June 2, Telefónica CTC Chile filed two presentations to the Chilean General Comptroller within the process of recording Tariff Decree No. 169. The first presentation denounces manifest mathematical errors in Decree 169 and requested the authorities to correct them. The second presentation includes the legal objections relating to conceptual aspects that have an impact on the definition and scope of the services included in the decree. In both presentations the Company expressly reserves the right to take jurisdictional actions.

Entel, Chilesat and Telmex filed a complaint with the Chilean General Comptroller against tariff Decree No. 169, objecting to scaling of access charges and the criteria for cost allocation of the various tariffs.

On September 16, 2004, the Ministries, issued their report to the Chilean General Comptroller in relation to the claims formulated by Telefónica CTC Chile, Chilesat, Entel and Telmex. In this respect, the Ministries informed that as a result of the review of the tariff model, a large part of the mathematical errors denounced by Telefónica CTC Chile were corrected, notwithstanding that other errors apparently contained in the mentioned tariff decree were also corrected.

The Ministries defended the scaling of costs for access charges of Decree No. 169, indicating that such criteria is in accordance with the resolutions of antitrust agencies and pursuant to the Technical Economic Basis.

With regard to the conceptual aspects claimed by Telefónica CTC Chile that impact the definition and scope of the services included in the decree, the Ministries rejected them, as well as the appeals of Entel, Chilesat and Telmex.

On October 4, 2004, Telefónica CTC Chile appealed again to the Chilean General Comptroller, in order to request correction of new mathematical errors incurred by the Ministries precisely at the moment of correcting the errors denounced by Telefónica CTC Chile. Likewise, there was insistence on certain conceptual aspects.

Subtel reentered Decree No. 169 to the Chilean General Comptroller on December 30, 2004, prior modification of certain tariffs of Network Unbundling services, in the item “Adjustment of Civil

Works”. Likewise, Subtel once again modified among other tariffs those of item “Adjustment of Civil Works”, reentering Decree 169 to the Comptroller on January 15, 2005.

In addition, in January 2005. Entel and Telmex filed new presentations to the Comptroller, where Entel made appeals regarding to the tariffs set by the Ministries for providing “Adjustment of Civil Works” and on its part Telmex accompanied information that sustains that access charges must be based on direct cost.

Telefónica CTC Chile will apply the new tariffs retroactively to customers as of on May 6, 2004.

On February II, 2005, Tariff Decree N0. 169 was published in the Official Gazette (See Regulatory Framework)

Tariff Flexibility

The Official Gazette of February 26, 2004, published Decree No. 742, of December 24, 2003, issued by the Ministry of Transportation and Telecommunications, which regulated conditions (without restrictions as to levels or structure) to the offer of diverse plans and joint offers can be offered by the dominant operators of the local telephone public service.

Tariff flexibility allows Telefónica CTC Chile to offer its customers various commercial plans, adhering to the general framework for the application of the flexibility that must be defined by the authority, without requiring authorization for each plan. Telefónica CTC Chile requested that the authority dictate the corresponding regulation in this respect.

Telefónica CTC Chile started offering alternatives to the regulated plan in order to adapt to customer’s needs.

Dividend Policy.

On September 21, 2004, the Board of Directors of Compañía de Telecomunicaciones de Chile S.A. agreed to modify the policy for distributing dividends from 30% to 100% of net income for each year through an interim dividend in November of each year and a final dividend that will be proposed at General Shareholders’ Meeting. In this context, the Board agreed to distribute an interim dividend against 2004 income, for the total sum of Ch$124,430 million in November 2004 (equivalent to US$ 200 million) and subsequently, propose to the Shareholders’ Meeting, of April 2005, distribution of accumulated retained earnings as of December 31, 2004, through a final dividend.

2004 Annual Report Telefónica CTC Chile 191

Management’s Discussion and Analysis of the Individual Financial Statements, continued

2. Volume Statistics, Property, Plant and Equipment and Statements of Income

Table No. 1

Volume Statistics

Description	December 2003	December 2004	December
			Q	%

Lines in Service at (end of period)	2,416,779	2,427,364	10,585	0.4%
Total Average Lines in Service	2,558,291	2,406,266	(152,025)	-5.9%
Local calls (millions) (1)	4,841	4,615	(226)	-4.7%
Inter-primary DLD Minute(2) (thousands)	2,545,118	2,134,945	(410,173)	-16.1%
Total ILD Minutes(3) (thousands)	1,483,157	1,083,068	(400,089)	-27.0%
ILD Minute Outgoing (incl. Internet)	1,114,563	673,986	(440,577)	-39.5%
ILD Minutes Incoming	368,593	409,081	40,488	11.0%
Line Connections	308,266	343,318	35,052	11.4%
ADSL Connections in Service	125,262	200,794	75,532	60.3%
Permanent Personnel Telefónica CTC Chile (4)	2,624	2,816	192	7.3%

1.	Does not include calls from public phones owned by the Company.
2.

DLD: Domestic Long Distance. Corresponds to all outgoing traffic of primary areas attended by Telefónica CTC Chile, including the traffic of 188 Telefónica Mundo and Globus 120, for which access fees are charged.

3.

ILD: International Long Distance. Corresponds to all outgoing and incoming international calls of primary areas attended by Telefónica CTC Chile, including the traffic of 188 Telefónica Mundo and Globus 120, for which access fees are charged.

4.	Does not include staff with contracts for determined term.

Table No. 2

Consolidated Net Property, Plant and Equipment

Figures in millions of pesos as of December 31, 2004)

Description	December	December	Variation
	2003	2004	MCh$	%

Land, Infrastructure, Machinery and Equipment	2,926,600	2,962,702	36,102	1.23
Projects and Works in Progress	227,695	210,152	(17,543)	-7.70
Accumulated Depreciation	(1,859,119)	(1,988,938)	(129,819)	6.98
Net Property, Plant & Equipment	1,295,176	1,138,916	(111,260)	-8.6

192 2004 Annual Report Telefónica CTC Chile

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Report on the Financial Statements

Individual Statements of Income for the years

Ended as of December 31, 2004 and 2003

(Figures in millions of pesos as of 12.31.04)

Table No. 3

Concepto	Jan - Dec	Jan - Dec	Variation (2004/2003)
	2003	2004	MCh$	%

Description
Basic Telephony	342,122	308,142	(33,980)	-9.9%
Fixed Monthly	158,119	148,865	(9,254)	-5,9%
Variable charge	148,619	119,775	(28,844)	-19,4%
Connections and Other Installations	5,762	3,896	(1,866)	-32,4%
Flexible Plans (Minutes)	–	8,692	8,692	N.A.
Value Added Services	23,554	20,385	(3,169)	-13,5%
Others Basic Telephony Services	6,068	6,529	461	7,6%

Broadband	8,275	18,946	10,671	N.A.
Access Charges and Interconnections	66,133	77,260	11,127	16.8%
Domestic Long Distance	13,305	15,745	2,440	18,3%
International Long Distance	3,197	3,414	217	6,8%
Other Interconnection Services (1)	49,631	58,101	8,470	17,1%

Other Businesses	27.067	21.686	(5.381)	-19,9%
Equipment Marketing	8,801	7,564	(1,237)	-14,1%
Advertising in Telephone Directories	5,514	5,882	368	6,7%
Other Income (1)	12,752	8,240	(4,512)	-35,4%

Total Operating Revenues	443.597	426.034	(17.563)	-4,0%

Operating Costs	(304,145)	(278,787)	25,358	-8,3%

Salaries	(36,234)	(36,821)	(587)	1,6%
Depreciation	(171,270)	(153,665)	17,605	-10,3%
Other Operating Costs	(96,641)	(88,301)	8,340	-8,6%
Administration And Selling Costs	(91,181)	(100,418)	(9,237)	10.1%
Total Operating Costs	(395,326)	(379,205)	16,121	-4.1%
Operating Income (2)	48,271	46,829	(1,442)	-3.0%

Financial Income	19,221	14,902	(4,319)	-22,5%
Other Non-operating Income	8,587	478,730	470,143	N.A.
Income from Investment in Related Companies (3)	33,497	23,375	(10,122)	-30,2%
Financial Expenses	(62,419)	(53,768)	8,651	-13,9%
Amortization of Goodwill	(11,400)	(140,124)	(128,724)	N.A.
Other Non-operating Expenses	(2,079)	(15,850)	(13,771)	N.A.
Monetary correction (4)	1,082	11,181	10,099	N.A.

Non-operating Income	(13,511)	318,446	331,957	C.S.

Income Before Income Tax	34,760	365,275	330,515	N.A.

Income taxes	(24.373)	(53.646)	(29.273)	N.A.
Net Income	10,387	311,629	301,242	N.A.

(1) Included services rendered to subsidiaries.

(2) Income and costs related to Calling Party Pays are presented net.

(3) For the purposes of a comparative analysis, participation in income from investments in related companies is shown net (net income/losses).

(4) For analysis purposes this line shows the effects of price-level restatement (CPI variance) and exchange differences.

2004 Annual Report Telefónica CTC Chile 193

Management’s Discussion and Analysis of the Individual Financial Statements, continued

3. Analysis of Results for the year

3.1 Operating Income

As of December 31, 2004, operating income reached Ch$46,829 million, which represents a decrease of 3.0% compared to the previous year.

Operating Revenues

Operating revenues for the year amounted to Ch$426,034 million presenting a decrease of 4.0% in relation to revenues obtained in 2003 which reached $443,597 million.

This variance originated mainly in a decrease of 9.9% in basic telephony with respect to the previous year, derived from the 19.4% decrease in variable charge as a consequence of a 5.9% drop in the number of average lines in service, of the drop in traffic per line, of the revenue provision derived from the application lower variable change tariffs of the new tariff decree, and of the migration of customers to flexible plans. Fixed charge, (corresponding to the fixed monthly charge for connection to the network), shows a 5.9% drop which is explained by the decrease in average lines in service and the incorporation of customers to flexible plans, offset in part by the provision for higher revenue due to the effect of the application of the new tariff decree. Revenue from connections and other installations was situated 32.4% under the value reached the previous year, whereas flexible minute plans offered to customers as of 2004 reached Ch$8,692 million, and value added services decreased by 13.5% partly due to the drop in lines in service and the migration of customers to advanced equipment.

The above was partly compensated by the contribution of broadband services that have been showing sustained growth, reaching Ch$18,946 million in 2004 while the previous year revenue from these services amounted to Ch$8,275 million.

Access charges and interconnections increased by 16.8%, mainly due to an 18.3% increase in revenue from domestic long distance charges together with a 17.1% increase in other interconnection services.

Other local telephone services decreased by 19.9%, equivalent to Ch$5,381 million explained basically by the decrease in income from sale of equipment and due to lower revenue from public telephones, interior installations and equipment rental.

This was partly offset by the 6.7% revenue increase of from directory advertising.

Operating Costs

Operating costs for the year reached Ch$379,205 million, decreasing by 4.1% in relation to 2003, year in which they reached Ch$395,326 million.

This effect is explained by a decrease in the levels of depreciation presented by the Company, associated to lower investments.

Additionally a decrease in costs is appreciated due to the efforts displayed in the efficient use of resources applied by the Company in the last years

3.2 Non-Operating Income

Non-operating income obtained in the year ended as of December 31, 2004 shows a surplus of Ch$318,446 million, figure that positively compares to the non-operating deficit in 2003 in the amount of Ch$13,511 million. The variation in non-operating income is broken down in the following manner: Financial income

Financial income decreased of 22.5%, mainly due to lower financial debt maintained by subsidiaries with the Company, situation that was offset mainly by greater volumes of available funds from the sale of the mobile subsidiary and from operations, which were transitorily destined to financial investments.

Income from investments in related companies reached an income of Ch$23,375 million which represents a 30.2% decrease in comparison with income registered in 2003. This effect is explained by the behavior of the businesses in which the Company participates, i.e.: The Long Distance Business, equivalent to the investment in Telefónica Mundo and Globus 120 S.A., shows accrued net income of Ch$10,251 million, a 46.1% decrease in relation to the previous year. This variation is composed of a 23.6% drop in operating income, compensated in part by lower taxes generated in 2004.

The Corporate Communications Business, which is equivalent to the investment in the subsidiary Telefónica Empresa S.A., in 2004 showed net income of Ch$15,065 million, which positively compares to the results obtained in 2003, where it recorded net income of Ch$2,916 million.

Participation in the Mobile Telephone Business was sold in July 2004, therefore income recognized during this year only considers that generated until June 30, 2004.

Other Businesses, these investments include businesses destined mainly to public telephone, maintenance and installation of basic telephone equipment, security and monitoring systems, Isapre Istel (sold in September 2003), shared services and others. This group of investments generated net income of Ch$6,114 million, whereas during the pervious year they recorded net income of Ch$6,916 million. This negative variation is mainly explained by the 17.0% decrease in net income for the year from CTC Equipos y Servicios. This was partly compensated by the Ch$385 million increase and which totaled Ch$597 million in 2004, from investment maintained in Atento Chile S.A.

Other non-operating income reached Ch$478,730 million, mainly due to gain generated by the sale of Telefónica Móvil de Chile S.A. and to the sale of participation in Publiguías recorded in 2004, whereas in 2003 the level of this income was lower, and mainly included the higher value of Terra Networks shares in the market and the sale of the 35% participation in Sonda.

194 2004 Annual Report Telefónica CTC Chile

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Report on the Financial Statements

Interest expenses show a 13.9% decrease in 2004, mainly associated to lower interest bearing debt, renegotiation of current loan interest rates, low interest rates in the market and lower exchange rate.

Amortization of goodwill increased by Ch$128,724 million in relation to 2003, mainly due to amortization of goodwill of Telefónica Móvil de Chile S.A., which was sold during 2004.

Other non-operating expenses increased by Ch$13,771 million, derived mainly from restructuring costs and from an expired assets provision recorded in 2004 results.

Price-level restatement in 2004 recorded an income of Ch$11,181 million, originated mainly by the effect of cash flows in foreign currency mainly from the sale of the mobile subsidiary and in turn, to recording the payment of the August 2004 dividend denominated in foreign currency, whereas the previous year net income amounted to Ch$1,082 million. It should be noted that a 100% hedge has been maintained for exchange rate and 70% for interest rates. The Company’s exchange rate (peso-dollar) hedge policy was able to neutralize the effects of the exchange rate variations in 2003 and 2004 results.

3.3 Net Income For The Year

The net result totaled a net income of Ch$311,629 million, in comparison with net income of Ch$ 10,387 million in 2003. The result obtained in 2004 derives mainly from non-operating net income of Ch$ 275,173 million obtained in 2004, partly offset by a 16.2% decrease in operating income and an increase in income tax due mainly to gain from the sale of the mobile subsidiary.

4. Statement Of Cash Flows

Table No. 4

Consolidated Cash Flows

(Figures in millions of pesos as of December 31, 2004)

Description	December 2003	December 2004	Variation
			MCh$	%

Cash flows from operating activities	166,968	138,932	(28,036)	-19.8%
Cash flows from financing activities	(106,981)	(847,390)	(740,409)	N.A.
Cash flows from investment activities	(48,290)	841,861	890,151	C.S.
Effect of inflation on cash and cash equivalents	(473)	(6,174)	(5,701)	N.A.
Net change in cash and cash equivalents for the period	11,224	127,229	116,005	N.A.

The positive variation of Ch$127,229 million in cash flows for 2004 compared to the positive variation of Ch$11,224 million in 2003, is derived from the generation of greater cash flows from investment activities due to the sale of permanent investments mainly offset by greater cash flows from financing activities destined to the payment of dividends in 2004.

2004 Annual Report Telefónica CTC Chile 195

Management’s Discussion and Analysis of the Individual Financial Statements, continued

5. Financial Indicators

Table No. 5

Description	Jan - Dec 2003	Jan - Dec 2004

Liquidity Ratio
Current Ratio	0.91	1.05
(Current Assets / Current Liabilities)
Acid Ratio	0.14	0.23
(Most liquid assets / Current Liabilities)

Debt Ratios
Debt Ratio	0.88	0.92
(Total Liabilities / Shareholders’ Equity)
Long-term Debt Ratio	0.62	0.63
(Long-term Liabilities / Total Liabilities)
Financial Expenses Coverage	1.25	7.52
(Income Before Taxes and Interest / Interest Expenses)

Return And Net Income Per Share Ratio
Operating Margin	10.9%	11.0%
(Operating Income / Operating Revenues)
Operational Income Return	3.7%	4.0%
Operating Income / Net Property, Plant and Equipment (1))
Net Income per Share	$10.6	$325.6
(Net Income / Average number of paid shares each year)
Return on Equity	0.8%	0.9%
(Net income / Average shareholders’ equity)
Return Shareholders’ on Assets	0.10%	14.26%
(Net income / Average assets)
Operating Assets Yield	0.8%	3.8%
(Net income / Average operating assets (2))
Return on Dividends	0.8%	42.4%
(Paid dividends / Market Price per Share)

Activity Indicators
Total Assets	2,478,840	1,892,158
Sale of Assets	2,907	208,031
Investments in other companies and property, plant and equipment	49,644	48,864
Inventory Turnover	1,46	1,42
(Cost of Sales / Average Inventory)
Days in Inventory	247	253
(Average Inventory / Cost of sales times 360 days)

(1)	Figures at beginning of period, restated.
(2)	Property, plant and equipment considered operating assets

196 2004 Annual Report Telefónica CTC Chile

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From the previous table, we emphasize the following:

The common liquidity index shows an increase due to a 2.7% lower decrease in current assets, mainly due to charges to related companies. There was a 16.5% decrease in current liabilities in comparison to the previous year.

The increase in the debt ratio is explained by the major 25.5% drop in shareholders’ equity, due to dividends paid in 2004. The 21.5% drop in the level of liabilities is mainly due to payment of financial debt.

6.       Explanation Of The Main Differences Between Market Or Economic Value And The Book Value Of The Company’s Assets

Due to market inaccuracies regarding the assets of the sector, there is no economic or market value that can be compared to the respective accounting values. However, there are certain buildings with a book value of zero or close to zero, which have a market value, which compared to the book value is not significant in respect to the Company’s assets taken as a whole.

In relation to other assets, such as marketable securities (shares and promissory notes) with a referential market value, the corresponding provisions have been set up, when the market value is less than the book value.

7.       Regulatory Issues

Basic Telephone Service Tariff Decree

Decree No. 187 is in effect as of May 5, 1999. It establishes maximum tariffs for Telefónica CTC Chile for local telephone services and interconnection services for a period of 5 years, which expires on May 5, 2004.

The main services subject to regulation of tariffs are: Telephone Line Service (formerly fixed charge), Local Measured Service, Local Tranche, Access Charges, Communications Service from Public Telephones and Network Unbundling Services.

In relation to the procedure to be followed for setting tariffs for services subject to tariff regulation, on January 13, 2003, Telefónica CTC Chile requested the Antitrust Commission to liberate tariffs in specific geographic areas and to define telephone services which will be subject to tariff regulation in areas where the market conditions are not sufficient to guarantee a freedom of tariffs regime and that they determine that Telefónica CTC Chile has the right to offer alternative tariff plans without prior authorization.

Together with the tariff setting process of Telefónica CTC Chile, Subtel began the tariff setting process for public services provided by Entelphone in Easter Island and the tariffs for interconnection services (access charges) provided by Entelphone, CMET, Telesat and Manquehue Net.

On April 30, Telefónica CTC presented to Subtel its Technical Economic Bases for the Tariff Setting Study for the services provided by Telefónica CTC Chile to other public telephone concessionaries, to intermediate services concessionaries, which provide long distance telephone services, and to suppliers of complementary services.

On May 20, 2003, the Antitrust Commission dictated Resolution No. 686 which defines the services subject to tariff setting by the Ministries of Economy and Transportation and Telecommunications, which are similar to those established for the 1999 – 2004 period. The mentioned Resolution No. 686 rejects the petition for deregulated tariffs for the specific primary zones requested by Telefónica CTC Chile, and in relation to the request for tariff flexibility, informed favorably by the Regulator, the Antitrust Commission did not make a specific pronouncement in spite of the fact that most of its members were in favor of making a pronouncement, whereas the rest of the members considered that such matters did not correspond to that Commission. By request from Telefónica CTC Chile, the Antitrust Commission clarified Resolution No. 686, dictating to this effect Resolution No. 709, which disposed that notwithstanding the tariff setting by the administrative authority, the dominant operators could offer lower tariffs or different plans under the conditions defined by the respective authority.

On May 30, 2003, Subtel submitted to Telefónica CTC Chile the Preliminary Technical Economic Basis. Telefónica CTC Chile formulated 84 controversies to the Preliminary Technical Economic Basis of Subtel and requested the formation of an Experts Commission as defined by law and in the Regulations that govern the procedure, advertising and participation of the tariff setting process.

The Experts Commission was officially formed on June 17, composed of experts designated by Telefónica CTC Chile and Subtel, and issued its report on July 17, 2003, making a unanimous pronouncement on all the controversies, with the exception of only one of these which was approved by majority.

On July 25,2003,Subtel issued Exempt Resolution No. 827 of 2003 which sets the Final Technical Economic Basis that guides the Tariff Study to set the levels, structure and indexation mechanisms of the services provided by Telefónica CTC Chile that are subject to tariff setting.

Entelphone, CMET, Manquehue Net and Telesat did not formulate controversies to the Preliminary TEB. Consequent with the above, Subtel dictated the Final Technical Economic Basis for the respective companies.

On November 6, 2003 Telefónica CTC Chile, presented the Tariff Study that sets the levels, structure and indexation mechanisms of the services subject to tariff regulation.

On March 5, 2004, the Ministries presented their Report on Objections and Counterproposals to the Tariff Study filed by Telefónica CTC Chile on November 6, 2003. The Company requested the formation of an Experts Commission, which was officially established on March 12. This Commission issued its report on April 2, ruling on the queries posed by Telefónica CTC Chile.

On April 4, 2004, Telefónica CTC Chile filed its Report on Amendments and Reiteration for the Tariff Study with the Ministries. This report included the recommendations of the Experts

2004 Annual Report Telefónica CTC Chile 197

Management’s Discussion and Analysis of the Individual Financial Statements, continued 7. Regulatory Issues, continued

Commission and reiterated support for those matters not subject to the Commission’s opinion.

On May 4, 2004, the Ministries issued Tariff Decree No. 169, which they sent together with the supporting report to the Chilean General Comptroller for legislative review.

On June 2, 2004, Telefónica CTC Chile filed two presentations with the Chilean General Comptroller as part of the decree’s legislative review process. In the first, it reported mathematical errors in the decree and requested that the authorities correct them. The second presentation outlined legal objections regarding the conceptual aspects of the decree affecting the definition and the scope of the services included therein. Both presentations expressly reserved the Company’s right to take action before the competent courts.

Entel, Chilesat and Telmex filed a complaint with the Chilean General Comptroller against Tariff Decree No. 169, objecting to the assignment of costs of access charges and the criteria for cost assignation of the different tariffs.

On September 16, 2004, the Ministries issued their report to the Chilean General Comptroller in response to the appeals formulated by Telefónica CTC Chile, Chilesat, Entel and Telmex. In this respect, the Ministries informed that as a result of the review of the tariff model many of the mathematical errors claimed by Telefónica CTC Chile were corrected and they also made further corrections to the Tariff Decree. In turn the Ministries defended the scaling of access charges in T.D. 169, stating that such criteria has been made in conformity with the resolutions of antitrust organizations and those prescribed by the Technical Economic Basis established for this tariff process.

With regard to the conceptual aspects claimed by Telefónica CTC Chile affecting the definition and scope of the services included in the decree, the Ministries rejected them along with the appeals of Entel, Chilesat and Telmex.

On October 4, 2004, Telefónica CTC Chile appealed again to the Chilean General Comptroller in order to request the correction of mathematical errors incurred by the Ministries precisely at the moment of correcting the errors denounced by Telefónica CTC Chile. Likewise, there was insistence on certain conceptual aspects.

Subtel once again submitted Decree No. 169 to the Chilean General Comptroller on December 30, 2004, modifying certain tariffs of network unbundling services, in the item “Adjustment of Civil Works”. Likewise, Subtel once again modified among other tariffs those of item “Adjustment of Civil Works”, resubmitted Decree 169 to Comptroller on January 15, 2005.

In addition, in January 2005, Entel and Telmex filed new presentations to the Comptroller, where Entel objects to the tariffs set by the Ministries for providing “Adjustment of Civil Works” and on its part Telmex accompanied information that sustains that access charge tariffs must be based on direct cost.

Telefónica CTC Chile will apply the new tariffs retroactively to customers as of May 6, 2004.

On February 11, 2005, Tariff Decree No. 169 was published in the Official Gazette (See Regulatory Framework).

Tariff Flexibility

By means of Resolution No. 709 of October 13, 2003, the Antitrust Commission decided to: “Accept the request on fs 476 of Compañía de Telecomunicaciones de Chile S.A., only in respect to that it is necessary to clarify Resolution No. 686, of May 20, 2003, recorded on fs. 440, in the sense that the resolution implies that the market conditions are insufficient to ensure a free pricing system, therefore a maximum rate must be set. Lower tariffs or plans may be offered, but the conditions of these, which protect and provide due guarantees to the user from those in dominant positions in the market, must be regulated by the respective authority.”

The Official Gazette of February 26, 2004, published Decree No. 742, of December 24, 2003, issued by the Ministry of Transport and Telecommunications, which establishes the regulations that govern, without restrictions as to levels or structure, the conditions under which various plans and joint offers can be offered by the dominant operators of the local telephone public service.

Tariff flexibility allows Telefónica CTC Chile to offer its customers diverse commercial plans other than the regulated plan, stipulated by the authority, in accordance with the conditions defined for that purpose by the respective authority.

Telefónica CTC Chile started offering alternatives to the regulated plan in order to adapt to customer’s needs.

Modifications to the Regulatory Framework

Telephone attention of complaints and gratuity of communications destined to emergency services

Decree No. 590 of the Ministry of Transportation and Telecommunications mandated free access for communications destined to emergency services numbered 131, 132 and 133 and communications destined to emergency services are exempt from service disconnection; the obligation of the telephone companies to attend to complaints through the telephone is established and a new 105 number for special services is created for this purpose. In this respect, Telefónica CTC Chile had already incorporated the gratuity of those communications as of May 6, 2004 and, in turn, attention of claims by telephone had been established since the end of 2000 through its special 107 number. In terms of enabling emergency communications from lines subject to service disconnection, Telefónica CTC Chile provided this service on lines connected to exchanges that had the capacity and functionality to maintain access to emergency services even when service is cut off due to subscriber delinquency.

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New format of Single Telephone Bill

Decree No. 510 of the Ministry of Transportation and Telecommunications establishes the minimum contents and other elements of the Single Telephone Bill and sets a period of 120 days which expires on April 6, 2005 to apply the dispositions established in the mentioned decree.

Technical Standard that classifies complementary services into categories.

Through Exempt Resolution No. 1319, of October 6, 2004, the Undersecretary of Telecommunications (Subtel) established supplementary services categories and assigned numbers to the respective categories of complementary services to which users can access through the public telephone network.

Public consultation regarding regulatory projects

In July and August, Subtel initiated a process of public inquiries with the operators in the telecommunications sector for regulatory proposals for Network Unbundling and IP Telephony, respectively.

The Network Unbundling proposal ( that was subjected to a new public inquiry in December), defines the services, their operating conditions and adds new services that modify the conditions already defined in the tariff decree, defining new obligations which renders additional burdens to companies subject to network unbundling (obligation to invest, new rights to clients, discrimination in the obligations according to the technology used, etc.). Additionally, the obligation of resale is established for mobile companies and the resale conditions are regulated for wholesalers of alternative tariff plans offered by Telefónica CTC Chile. The Company participated in the mentioned public inquiries making their observations and formulating their legal objections, emphasizing that the majority proposals are a matter of law and not a matter of resolution, while other aspects of the regulatory proposal law since they affect the rights that are guaranteed by the Chilean Constitution.

The proposal for IP Telephony defines a special type of telephony over broadband, which is provided over existing infrastructure and with lower regulatory requirements than traditional telephony (for example: the multicarrier system for domestic long distance is not applied). This discriminates traditional local operators, for which different conditions apply for the same service. The Company along with other operators presented its observations and legal objections to the proposal, considering it among others, discriminatory as well as inhibiting investment in new infrastructure and broadband.

As of January 31, 2005, Subtel has not ruled on the comments and legal objections of Telefónica CTC Chile and the other companies, nor has it issued final regulations.

Lawsuit against the State of Chile

On October 31, 2001, Telefónica CTC Chile, seeking to correct errors in Tariff Decree No. 187 of 1999, filed a motion for reconsideration with the Ministries requesting corrections to the 1999 Tariff Decree No. 187. On

January 29, 2002, the Ministries issued a joint rejection of this request, explaining that “having carefully evaluated, only the feasibility and timeliness of the petition made, considering the set of circumstances in the problem and the prudence that must orient public actions”, and that the rejection “has had no other motivation than to protect the general interest and progress of the telecommunications services”.

Having exhausted all administrative remedies aimed at correcting the illegal actions taken in the tariff-setting process of May 1999, in March 2002, Telefónica CTC Chile filed lawsuit against the Government for damages in the amount of Ch$ 181,038,411,056 plus readjustments and interest, covering past and future damages incurred up to May 2004.

Proceedings are currently underway and expert reports have been presented on various aspects of the case supporting the position held by Telefónica CTC Chile.

8. Analysis of the Markets, Competition and Relative Participation

Relevant aspects of the industry

During 2004, the Telecommunications industry maintained the dynamism that characterizes it, with important events such as mergers and acquisitions and the constant changes in consumer choices for telecommunications services.

It is estimated that lines in service during 2004 reached 3.3 million reflecting a 2% increase in respect to the same period last year, like-wise, voice services show annual variations of approximately -5% in local, -9.4% in DLD and -0.1% in ILD.

It is estimated that in 2004 the mobile telephony market reached a total of 9.5 million subscribers, which represents accumulated growth in the order of 28% as of December 2004.

During 2004, the Internet market shows a migration from narrow-band with a total of 6,415 million minutes and a 42% increase in the Broadband market which, as of December 2004, reaches 506 thousand accesses, 53% using ADSL.

Relevant aspects in the competitive arena

Telefónica Móviles S.A. (TEM) acquires the assets of Bellsouth in Latin America and the mobile subsidiary of Telefónica CTC Chile

On March 8, 2004, Telefónica Móviles S.A. announced a purchase agreement for the assets of Bellsouth Corporation in Latin America. This agreement includes Bellsouth’s mobile operations in Chile which operates on a 25 Mhz spectrum in the 800 Mhz band with TDMA and 10 Mhz in the 1900 Mhz band with CDMA.

On May 18, 2004, the Board of Directors of Telefónica CTC Chile unanimously approved the offer made by Telefónica Móviles S.A., to purchase 100% of the mobile subsidiary of Telefónica CTC Chile, subject to the approval of the Shareholders’ Meeting.

On July 15, 2004, the Shareholders’ Meeting was held to decide on the sale of the mobile subsidiary of Telefónica CTC Chile, in which the

2004 Annual Report Telefónica CTC Chile 199

Management’s Discussion and Analysis of the Individual Financial Statements, continued

8. Analysis of the Markets, Competition and Relative Participation, continued

shareholders made a counteroffer that meant that Telefónica Móviles S.A had to assume payment of the taxes derived from the operation.

On July 23, 2004, the sales contract was signed for all the shares of the subsidiary; with which, Telefónica CTC Chile no longer participates in the mobile business.

Operators double Broadband speed at the same price

On September 24, 2004, Telefónica CTC Chile announced it would double the connection speed for all its broadband customer, maintaining the same prices. This commercial offer was subsequent ally followed by the other operators.

Analysis of relative market share

Local Telephone Service

This market contemplates providing local telephone services inside the primary areas, interconnection with other telecommunications companies and other unregulated local telephone services. Concessions granted by the Undersecretary of Telecommunications of the Ministry of Transport and Telecommunications (Subtel) are the entry barriers to this industry.

The fixed telephony segment is comprised of eight urban and three rural companies operating under license. Market penetration in terms of lines in service stood at 20.8 per 100 inhabitants at December 2004, a slight increase compared to 20.5% in 2003.

Internet Access

In this market there are currently approximately 35 ISPs operating effectively, with three of these concentrating 82% of switchboard traffic. IP traffic (switchboard) accumulated from January to December 2004 in the network of Telefónica CTC Chile reached the order of 6,415 million minutes with a 23% drop with respect to the same period in 2003, mainly due to migration of users to broadband.

Telefónica CTC Chile continues with an intensive deployment of Internet access through ADSL broadband, directly to the customer and through a wholesale model in the ISP industry. As of December 2004, Telefónica CTC Chile broadband connections in service reached 200,794 with a growth of 60% in respect to December 2003, achieving an estimated broadband market share of 40% (considering speeds equal to or exceeding 128 kbps).

Other Businesses

Comprises the Public Telephone market, in which Telefónica CTC Chile participates through its subsidiary CTC Equipos. There are seven nationwide companies of which CTC Equipos, as of December 2004 has approximately 25% market share considering 10,288 public telephones. Additionally, Telefónica CTC Chile has another 17,991 community telephones installed.

On November 20, 2001 a new subsidiary was formed to commercialize and install security and monitoring systems for residential and corporate customers, providing surveillance services and any other service relating to the above. As of September 2004 it is estimated that Telefónica CTC Chile has a market share of 30% in this service.

9. Analysis Of Market Risk

Financial Risk Coverage

With the attractive interest rates in certain periods, the Company has obtained financing abroad, denominated mainly in dollars and euros and in certain cases, at a variable interest rate. For this reason the Company is exposed to two types of financial risks, the risk of exchange rate fluctuations and the risk of interest rate fluctuations.

Financial risk due to foreign currency fluctuations

The Company has exchange rate hedging instruments, the purpose of reducing the negative impact of the dollar and euro fluctuations on its results. The percentage of interest bearing debt exposure is defined and continuously reviewed, basically considering the volatility of the exchange rate, its trend, and the cost and availability of hedging instruments for different terms.

The main hedging instruments used are dollar/UF and dollar/peso exchange instruments.

As of December 31, 2004, total interest bearing debt was US$ 1,086.8 million, including US$ 731.0 million in financial liabilities in dollars, US$ 259.9 million in debt denominated in “unidades de fomento” and US$ 95.8 million of debt in Chilean pesos. In this manner US$ 731.0 million corresponded to debt exposed to foreign currencies and therefore directly or indirectly exposed to the variations of the dollar. Simultaneously, the Company had dollar/UF, dollar/peso exchange insurance and assets in dollars that resulted, (at the end of the fourth quarter of 2004), in exposure to foreign exchange, close to 0%

Financial risk due to floating interest rate fluctuations

The policy for hedging interest rates seeks to reduce the negative impact on financial expenses due to increases in interest rate.

As of December 31, 2004, the Company had debts at variable interest rates, Libor, Euro Libor and TAB mainly for syndicated loans.

To protect the Company from increases in the variable (floating) interest rates, derivative financial instruments have been used, particularly Forward Rate Agreements (which protect the Libor rate), to limit the future fluctuations of interest rates. As of December 31, 2004 this has allowed the Company to end with an exposure of 70% of total interest bearing debt.

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Report on the Financial Statements

Certificado de los Inspectores de Cuenta

CERTIFICATION OF ACCOUNT INSPECTORS

We hereby certify that the amounts presented in the Financial Statements for the twelve-month period ended on December 31, 2004, and their corresponding notes, which were audited and informed by the External Auditors, are consistent with the balance of the Ledger Accounts of the same date.

Manuel Oneto F.	Marcelo Villaseca C.
Santiago, February 4, 2005

2004 Annual Report Telefónica CTC Chile 201

Contents

Telefónica Mundo S.A.
Telefónica Empresas CTC Chile S.A. and Subsidiaries
Compañía de Telecomunicaciones de Chile - Equipos y Servicios S.A.
Fundación Telefónica Chile
Globus 120 S.A.
Telefónica Gestión de Servicios Compartidos Chile S.A.
Telemergencià S.A.

ThCh$:	Thousands of Chilean pesos
UF:	Unidad de Fomento, inflation-indexed peso denominated monetary unit in Chille

202 2004 Annual Report Telefónica CTC Chile

SUMMARIZED FINANCIAL STATEMENTS OF SUBSIDIARIES

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

2004 Annual Report Telefónica CTC Chile 203

Sumarized Financial Statements of Subsidiaries

Telefónica Mundo S.A.

As of December 31, 2004 and 2003

Summarized Balance Sheets As of December 31, 2004 and 2003	2004 ThCh$	2003 ThCh$

Assets

Current Assets	61,226,496	67,567,761
Property, Plant and Equipment	86,408,312	94,755,481
Other Long-Term Assets	30,328,259	26,495,452

Total Assets	177,963,067	188,818,694

Liabilities and Shareholders’ Equity
Current Liabilities	29,633,148	30,446,747
Long-Term Liabilities	11,793,544	25,599,458
Capital and Reserves	43,026,638	43,026,638
Retained Earnings	83,899,799	70,411,740
Net Income for the year	9,609,938	19,334,111

Total Liabilities and Shareholders’ Equity	177,963,067	188,818,694

Summarized Statement of Income As Years Ended December 31, 2004 and 2003

Operating Revenues
Operating Income	83,504,934	90,005,756
Operating Costs (Less)	50,562,942	50,275,841
Gross Margin	32,941,992	39,729,915

Administrative and selling expenses (Less)	14,786,757	14,926,315

Operating Results	18,155,235	24,803,600

Non-operating Results
Non-Operating Income	863,303	4,559,535
Non-Operating Expenses (Less)	3,828,966	4,650,963
Price-level Restatement	(1,856,880)	(962,885)

Non-Operating Gain (Loss), Net	(4,822,543)	(1,054,313)

Income Before Income Taxes	13,332,692	23,749,287
Income Taxes	3,722,754	4,415,176

Net Income For The Year	9,609,938	19,334,111

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Report on the Financial Statements

Sumarized Financial Statements of Subsidiaries

Telefónica Mundo S.A.

As of December 31, 2004 and 2003

Summarized Statements of Cash Flows Years Ended December 31, 2004 and 2003	2004 ThCh$	2003 ThCh$

Net income for the year	9,609,938	19,334,111
(Increase) decrease in assets, that affect cash flows	23,658,800	14,044,881
(Increase) decrease in assets, that affect cash flows	(535,963)	(6,453,406)
Increase (decrease) in liabilities, that affect cash flows	(14,512,107)	2,891,715
Net cash provided by operating activities	18,220,668	29,817,301

Net cash used in financing activities	(5,954,958)	(41,752,724)
Net cash used in investment activities	(11,656,280)	11,899,031
Net cash flows used for the year	609,430	(36,392)

Effect of inflation on cash and cash equivalents	6,029	(7,750)
Net increase (decrease) of cash and cash equivalents	615,459	(44,142)

Cash and cash equivalents at beginning of year	566,282	610,424
Cash and cash equivalents at end of year	1,181,741	566,282

2004 Annual Report Telefónica CTC Chile 205

Sumarized Financial Statements of Subsidiaries

Telefónica Empresas CTC Chile S.A. y Filiales

Al 31 de Diciembre de 2004 y 2003

Summarized Balance Sheets As of December 31, 2004 and 2003	2004 ThCh$	2003 ThCh$

Assets

Current Assets	45,161,361	44,193,943
Property, Plant and Equipment	65,972,644	71,215,776
Other Long-Term Assets	8,678,909	9,877,065

Total Assets	119,812,914	125,286,784

Liabilities and Shareholders’ Equity
Current Liabilities	31,486,650	61,247,681
Long-Term Liabilities	11,872,717	2,799,811
Minority Interest	244,346	95,709
Capital and Reserves	48,493,433	48,493,434
Retained Earnings	12,650,148	9,733,751
Net Income for the year	15,065,620	2,916,398

Total Liabilities and Shareholders’ Equity	119,812,914	125,286,784

Summarized Statement of Income As Years Ended December 31, 2004 and 2003

Operating Revenues
Operating Income	110,411,100	106,258,459
Operating Costs (Less)	60,173,274	62,273,730

Gross Margin	50,237,826	43,984,729

Administrative and selling expenses (Less)	30,144,598	29,218,070

Operating Results	20,093,228	14,766,659

Non-operating Results
Non-Operating Income	338,915	3,905,893
Non-Operating Expenses (Less)	956,642	15,032,774
Price-level Restatement	2,009	159,152

Non-Operating Gain (Loss), Net	(615,718)	(10,967,729)

Income Before Income Taxes	19,477,510	3,798,930
Income Taxes	4,262,475	892,593
Minority Interest	(149,415)	10,061

Net Income For The Year	15,065,620	2,916,398

206 2004 Annual Report Telefónica CTC Chile

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Report on the Financial Statements

Sumarized Financial Statements of Subsidiaries

Telefónica Empresas CTC Chile S.A. y Filiales

As of December 31, 2004 and 2003

Summarized Statements of Cash Flows Years Ended December 31, 2004 and 2003	2004 ThCh$	2003 ThCh$

Net income for the year	15,065,620	2,916,398
Loss from sale of assets	–	(3,647,237)
Charges to income that do not represent cash flows	12,993,761	29,596,551
(Increase) decrease in assets, that affect cash flows	(7,080,563)	23,513,651
Increase (decrease) in liabilities, that affect cash flows	(24,033,616)	(27,217,179)
Minority Interest	149,415	(10,061)
Net cash provided by operating activities	(2,905,383)	25,152,123

Net cash used in financing activities	8,839,456	(47,345,086)
Net cash used in investment activities	(6,612,080)	23,001,956
Net cash flows used for the year	(678,007)	808,993

Effect of inflation on cash and cash equivalents	(36,505)	(9,488)
Net (decrease) increase of cash and cash equivalents	(714,512)	799,505

Cash and cash equivalents at beginning of year	2,273,413	1,473,908
Cash and cash equivalents at end of year	1,558,901	2,273,413

2004 Annual Report Telefónica CTC Chile 207

Sumarized Financial Statements of Subsidiaries

Compañia de Telecomunicaciones de Chile - Equipos y Servicios S.A.

Al 31 de Diciembre de 2004 y 2003

Summarized Balance Sheets As of December 31, 2004 and 2003	2004 ThCh$	2003 ThCh$

Assets

Current Assets	15,157,945	10,025,566
Property, Plant and Equipment	32,633,286	39,680,822
Other Long-Term Assets	105,098	45,502

Total Assets	47,896,329	49,751,890

Liabilities and Shareholders’ Equity
Current Liabilities	8,076,101	14,607,836
Long-Term Liabilities	1,395,024	3,193,596
Capital and Reserves	387,971	387,971
Retained Earnings	31,562,487	23,761,949
Net Income for the year	6,474,746	7,800,538

Total Liabilities and Shareholders’ Equity	47,896,329	49,751,890

Summarized Statement of Income As Years Ended December 31, 2004 and 2003

Operating Revenues
Operating Income	48,199,734	54,303,339
Operating Costs (Less)	32,101,625	38,453,935

Gross Margin	16,098,109	15,849,404

Administrative and selling expenses (Less)	2,001,200	1,971,430

Operating Results	14,096,909	13,877,974

Non-operating Results
Non-Operating Income	24,313	108,608
Non-Operating Expenses (Less)	5,543,153	3,697,227
Price-level Restatement	69,535	(127,408)

Non-Operating Gain (Loss), Net	(5,449,305)	(3,716,025)

Income Before Income Taxes	8,647,604	10,161,949
Income Taxes	2,172,858	2,361,411

Net Income For The Year	6,474,746	7,800,538

208 2004 Annual Report Telefónica CTC Chile

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Report on the Financial Statements

Sumarized Financial Statements of Subsidiaries

Compañía de Telecomunicaciones de Chile - Equipos y Servicios S.A.

As of December 31, 2004 and 2003

Summarized Statements of Cash Flows Years Ended December 31, 2004 and 2003	2004 ThCh$	2003 ThCh$

Net income for the year	6,474,746	7,800,538
Loss from sale of assets	(1,372)	–
Charges to income that do not represent cash flows	13,589,487	13,334,437
(Increase) decrease in assets, that affect cash flows	(1,600,755)	2,431,305
Increase (decrease) in liabilities, that affect cash flows	(5,405,919)	446,026
Net cash provided by operating activities	13,056,187	24,012,306

Net cash used in financing activities	(3,012,490)	(14,576,865)
Net cash used in investment activities	(10,062,557)	(9,444,812)
Net cash flows used for the year	(18,860)	(9,371)

Effect of inflation on cash and cash equivalents	(5,319)	(6,644)
Net (decrease) of cash and cash equivalents	(24,179)	(16,015)

Cash and cash equivalents at beginning of year	328,058	344,073
Cash and cash equivalents at end of year	303,879	328,058

2004 Annual Report Telefónica CTC Chile 209

Sumarized Financial Statements of Subsidiaries

Fundación Telefonica

As of December 31, 2004 and 2003

Summarized Balance Sheets As of December 31, 2004 and 2003	2004 ThCh$	2003 ThCh$

Assets

Current Assets	733,075	544,683
Total Assets	733,075	544,683

Liabilities and Shareholders’ Equity
Current Liabilities	266,544	183,065
Capital and Reserves	415,061	415,061
Retained Earnings	(53,443)	(35,233)
Net Income for the year	104,913	(18,210)

LIABILITIES AND SHAREHOLDERS’ EQUITY	733,075	544,683

Summarized Statement of Income As Years Ended December 31, 2004 and 2003

Operating Revenues
Operating Income	–	–
Operating Costs (Less)	175,492	285,693

Gross Margin	(175,492)	(285,693)

Administrative and selling expenses (Less)	469,921	439,825

Operating Results	(645,413)	(725,518)

Non-operating Results
Non-Operating Income	746,230	704,051
Non-Operating Expenses (Less)	–	30
Price-level Restatement	4,096	3,287

Non-Operating Gain (Loss), Net	750,326	707,308

NET INCOME FOR THE YEAR	104,913	(18,210)

210 2004 Annual Report Telefónica CTC Chile

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Report on the Financial Statements

Sumarized Financial Statements of Subsidiaries

Fundacion Telefonica

As of December 31, 2004 and 2003

Summarized Statements of Cash Flows Years Ended December 31, 2004 and 2003	2004 ThCh$	2003 ThCh$

Net income for the year	104,913	(18,210)
Charges to income that do not represent cash flows	(4,096)	(3,287)
(Increase) decrease in assets, that affect cash flows	51,242	(90,760)
Increase (decrease) in liabilities, that affect cash flows	34,027	(11,382)
Net cash provided by operating activities	186,086	(123,639)

Net cash used in financing activities	–	–
Net cash used in investment activities	(158,624)	(261,022)
Net cash flows used for the year	27,462	(384,661)

Effect of inflation on cash and cash equivalents	(111)	(2,345)
Net increase (decrease) of cash and cash equivalents	27,351	(387,006)

Cash and cash equivalents at beginning of year	283,578	670,584
Cash and cash equivalents at end of year	310,929	283,578

2004 Annual Report Telefónica CTC Chile 211

Sumarized Financial Statements of Subsidiaries

Globus 120 S.A.

As of December 31, 2004 and 2003

Summarized Balance Sheets As of December 31, 2004 and 2003	2004 ThCh$	2003 ThCh$

Assets

Current Assets	2,171,864	2,586,288
Property,Plant and Equipment	6,832,859	7,586,676
Other Long-Term Assets	215,472	241,400

Total Assets	9,220,195	10,414,364

Liabilities and Shareholders’ Equity
Current Liabilities	1,213,479	8,531,084
Long-Term Liabilities	5,415,937	14,512
Capital and Reserves	289,197	289,197
Retained Earnings	1,579,571	1,742,392
Net Income for the year	722,011	(162,821)

Total Liabilities and Shareholders’ Equity	9,220,195	10,414,364

Summarized Statemeent of Income As Years Ended December 31, 2004 and 2003

Operating Revenues
Operating Income	5,080,993	4,702,969
Operating Costs (Less)	2,655,305	3,208,892

Gross Margin	2,425,688	1,494,077

Administrative and selling expenses (Less)	1,502,104	1,319,474

Operating Results	923,584	174,603

Non-operating Results
Non-Operating Income	62,268	71,801
Non-Operating Expenses (Less)	259,810	84,035
Price-level Restatement	121,948	31,719

Non-Operating Gain (Loss), Net	(75,594)	19,485

Income Before Income Taxes	847,990	194,088
Income Taxes	125,979	356,909

Net Income For The Year	722,011	(162,821)

212 2004 Annual Report Telefónica CTC Chile

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Report on the Financial Statements

Sumarized Financial Statements of Subsidiaries

Globus 120 S.A

As of December 31, 2004 and 2003

Summarized Statements of Cash Flows Years Ended December 31, 2004 and 2003	2004 ThCh$	2003 ThCh$

Net income for the year	722,011	(162,821)
Charges to income that do not represent cash flows	914,075	1,457,108
(Increase) decrease in assets, that affect cash flows	528,985	(146,924)
Increase (decrease) in liabilities, that affect cash flows	(1,893,162)	1,369,470

Net cash provided by operating activities	271,909	2,516,833

Net cash used in financing activities	–	(3,126,086)
Net cash used in investment activities	(258,803)	536,257
Net cash flows used for the year	13,106	(72,996)

Effect of inflation on cash and cash equivalents	(1,929)	291
Net increase (decrease) of cash and cash equivalents	11,177	(72,705)

Cash and cash equivalents at beginning of year	12,743	85,448
Cash and cash equivalents at end of year	23,920	12,743

2004 Annual Report Telefónica CTC Chile 213

Sumarized Financial Statements of Subsidiaries

Telefónica Gestion de Servicios Compartidos Chile S.A.

As of December 31, 2004 and 2003

Summarized Balance Sheets As of December 31, 2004 and 2003	2004 ThCh$	2003 ThCh$

Assets
Current Assets	3,133,309	3,876,713
Property, Plant and Equipment	–	57,578
Other Long-Term Assets	2,832,784	1,813,395

Total Assets	5,966,093	5,747,686

Liabilities and Shareholders’ Equity
Current Liabilities	2,788,023	3,462,085
Long-Term Liabilities	2,285,603	1,589,262
Capital and Reserves	1,084,435	1,084,435
Retained Earnings	(388,096)	(517,890)
Net Income for the year	196,128	129,794

Total Liabilities and Shareholders’ Equity	5,966,093	5,747,686

Summarized Statemeent of Income As Years Ended December 31, 2004 and 2003

Operating Revenues
Operating Income	13,407,703	12,742,952
Operating Costs (Less)	10,335,156	10,423,950

Gross Margin	3,072,547	2,319,002

Administrative and selling expenses (Less)	2,739,897	2,137,223

Operating Results	332,650	181,779

Non-operating Results
Non-Operating Income	1,475	22,038
Non-Operating Expenses (Less)	90,536	20,619
Price-level Restatement	(9,199)	(16,796)

Non-Operating Gain (Loss), Net	(98,260)	(15,377)

Income Before Income Taxes	234,390	166,402
Income Taxes	38,262	36,608
Net Income For The Year	196,128	129,794

214 2004 Annual Report Telefónica CTC Chile

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Report on the Financial Statements

Sumarized Financial Statements of Subsidiaries

Telefónica Gestion de Servicios Compartidos Chile S.A.

As of December 31, 2004 and 2003

Summarized Statements of Cash Flows Years Ended December 31, 2004 and 2003	2004 ThCh$	2003 ThCh$

Net income for the year	196,128	129,794
Charges to income that do not represent cash flows	33,177	(40,730)
(Increase) decrease in assets, that affect cash flows	329,908	(632,689)
Increase (decrease) in liabilities, that affect cash flows	(1,545,040)	1,053,762
Net cash provided by operating activities	(985,827)	510,137

Net cash used in financing activities	264,534	–
Net cash used in investment activities	836,367	(503,839)
Net cash flows used for the year	115,074	6,298

Effect of inflation on cash and cash equivalents	(1,698)	482
Net increase of cash and cash equivalents	113,376	6,780

Cash and cash equivalents at beginning of year	25,461	18,681
Cash and cash equivalents at end of year	138,837	25,461

2004 Annual Report Telefónica CTC Chile 215

Sumarized Financial Statements of Subsidiaries

Telemergencia S.A.

As of December 31, 2004 and 2003

Summarized Balance Sheets As of December 31, 2004 and 2003	2004 ThCh$	2003 ThCh$

Assets

Current Assets	3,670,882	2,874,035
Property, Plant and Equipment	5,145,216	5,886,224
Other Long-Term Assets	924,646	765,406

Total Assets	9,740,744	9,525,665

Liabilities and Shareholders’ Equity
Current Liabilities	2,090,752	6,962,751
Long-Term Liabilities	6,285,548	–
Capital and Reserves	5,539,356	5,539,356
Retained Earnings	(2,976,442)	(1,749,135)
Net Income for the year	(1,198,470)	(1,227,307)

Total Liabilities and Shareholders’ Equity	9,740,744	9,525,665

Summarized Statement of Income As Years Ended December 31, 2004 and 2003

Operating Revenues
Operating Income	6,695,686	4,922,097
Operating Costs (Less)	3,699,634	2,514,809

Gross Margin	2,996,052	2,407,288

Administrative and selling expenses (Less)	4,196,835	3,508,960

Operating Results	(1,200,783)	(1,101,672)

Non-operating Results
Non-Operating Income	23	399
Non-Operating Expenses (Less)	350,903	483,330
Price-level Restatement	119,472	(34,704)

Non-Operating Gain (Loss), Net	(231,408)	(517,635)

Income Before Income Taxes	(1,432,191)	(1,619,307)
Income Taxes	(233,721)	(392,000)

Net Income For The Year	(1,198,470)	(1,227,307)

216 2004 Annual Report Telefónica CTC Chile

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Report on the Financial Statements

Sumarized Financial Statements of Subsidiaries

Telemergencia S.A.

As of December 31, 2004 and 2003

Summarized Statements of Cash Flows Years Ended December 31, 2004 and 2003	2004 ThCh$	2003 ThCh$

Net income for the year	(1,198,470)	(1,227,307)
Charges to income that do not represent cash flows	2,933,887	1,809,869
(Increase) decrease in assets, that affect cash flows	(1,157,040)	(1,065,095)
Increase (decrease) in liabilities, that affect cash flows	(133,041)	(1,218,101)
Net cash provided by operating activities	445,336	(1,700,634)

Net cash used in financing activities	1,576,271	5,251,444
Net cash used in investment activities	(2,016,557)	(3,563,776)
Net cash flows used for the year	5,050	(12,966)

Effect of inflation on cash and cash equivalents	(274)	44
Net increase (decrease) of cash and cash equivalents	4,776	(12,922)

Cash and Cash equivalents at beginning of year	15,178	28,100
Cash and Cash equivalents at end of year	19,954	15,178

Note:	The complete financial statements that have been summarized in this annual report are available at the offices of Telefonica CTC Chile and at the Chilean securities exchange commission (S.V.S.)

2004 Annual Report Telefónica CTC Chile 217

FINANCIAL REVIEW AND EXHIBITS

218 2004 Annual Report Telefónica CTC Chile

11
Financial Review and Exhibits

Financial Review and Exhibits

Selected Financial Data - Consolidated

(Millions of Chilean Pesos as of 12/31/04)

	2000	2001	2002	2003	2004	2004 US$ (4)

Operating revenues	930,746	952,466	891,463	833,110	702,875	1,261.0
Operating costs and expenses	(859,412)	(806,003)	(756,369)	(714,868)	(603,741)	(1,083.1)
Financial expenses	(115,067)	(99,648)	(84,344)	(62,776)	(54,054)	(97.0)
EBITDA	329,470	410,973	405,330	390,403	327,051	586.7
Total Depreciation (1)	258,136	264,510	270,236	272,161	227,917	408.9
Operating income	71,334	146,463	135,094	118,242	99,134	177.9
Net income	(125,355)	4,383	(18,307)	10,387	311,629	559.1
Cash flow (2)	325,806	377,334	340,804	362,903	744,577	1,335.8
Paid-in capital	762,429	762,429	762,429	880,978	880,978	1,580.5
Equity	1,346,667	1,351,309	1,332,046	1,322,494	984,871	1,766.9
Long term liabilities	1,285,262	1,301,306	1,057,114	733,678	559,759	1,004.2
Capital expenditures (US$ millions) (3)	349	291	204	241	151	–

(1)	Includes depreciation of SG&A
(2)	Consolidated income + Depreciation + Amortization of negative goodwill - Monetary correction from balance sheet accounts - Financial income
+	Financial expenses - Results from related companies + Dividend received
(3)	Expressed in millions of nominal US dollars, Including investment in fixed assets,
(4)	Figures in millions of US dollars, Observed exchange rate on 12/31/04, US$ 1 = Ch$ 557,4

Operating cost and expenses (1) (millions of ch$ as of 12/31/04)	EBITDA and EBITDA margin (1) (millions of ch$ as of 12/31/04)

(1) Consolidated figures Includes depreciation of SG&A.	(1) Consolidated figures. Ebitda = Operating Income + Depreciation

2004 Annual Report Telefónica CTC Chile 219

Consolidated Income Statement

(Millions of Chilean pesos as of 12/31/04)

						Change (%)
	2000	2001	2002	2003	2004	04/03	2004 US$ (1)

Fixed Telecommunications	492,470	476,158	447,281	439,749	422,223	-4.0%	757.5
Basic Telephony	392,883	374,722	358,316	334,818	299,851	-10.4%	537.9
Telephone line service fee (fixed charge)	175,676	169,837	164,328	155,946	146,805	-5.9%	263.4
Variable charge	180,276	173,325	161,961	147,242	118,194	-19.7%	212.0
Connections and other installations	9,199	8,302	7,205	5,763	3,896	-32.4%	7.0
Plans of minutes (tariff flexibility)	–	–	–	–	8,692	N.A.	15.6
Value added services	18,344	18,085	17,768	18,583	17,087	-8.1%	30.7
Other basic telephony revenues	9,388	5,173	7,054	7,284	5,177	-28.9%	9.3
Broadband (2)	–	2,613	5,626	13,490	25,162	86.5%	45.1
Access charges and Interconnections	27,310	25,118	24,085	26,271	31,587	20.2%	56.7
Domestic long distance	9,046	9,538	9,768	8,986	10,121	12.6%	18.2
International long distance	4,089	4,556	3,637	2,752	2,807	2.0%	5.0
Other interconnection services	14,175	11,024	10,680	14,533	18,659	28.4%	33.5
Other Fixed Telecommunications businesses	72,277	73,705	59,254	65,170	65,623	0.7%	117.7
Directory Advertising	15,235	18,765	5,014	5,515	5,882	6.7%	10.6
ISP- switched and dedicated	–	3,381	4,938	2,682	3,118	16.3%	5.6
Security services (Telemergencia)	–	–	2,418	4,879	6,681	36.9%	12.0
Public telephones	20,457	16,618	12,504	11,358	10,838	-4.6%	19.4
Interior installations	27,788	27,294	29,238	31,710	31,275	-1.4%	56.1
Equipment marketing	8,797	7,647	5,142	9,026	7,829	-13.3%	14.0
Long Distance	79,018	84,767	77,364	63,196	61,589	-2.5%	110.5
Corporate Customer Communications	61,815	69,525	80,785	80,701	82,906	2.7%	148.7
Other Business (3)	107,839	131,167	71,807	5,899	3,943	-33.2%	7.1
Mobile Communications	189,604	190,849	214,226	243,565	132,214	-45.7%	237.2
Outgoing Traffic	109,382	106,558	125,156	153,163	93,549	-38.9%	167.8
Interconnection under Calling Party Pays	80,222	84,291	89,070	90,402	38,665	-57.2%	69.4

Total Operating Revenues	930,746	952,466	891,463	833,110	702,875	-15.6%	1,261.0

(1) Figures in millions of US dollars. Observed exchange rate on 12/31/04. US$ 1 = Ch$ 557.4

(2) Broadband in 2000. is included in the local business

(3) Other business consolidated Sonda revenues until August 2002.

220 2004 Annual Report Telefónica CTC Chile

11
Financial Review and Exhibits

Consolidated Income Statement

(Millions of Chilean pesos as of 12/31/04)

						Change (%)
DESCRIPTION	2000	2001	2002	2003	2004	04/03	2004 US$ (1)

+ Operating revenues	930,746	952,466	891,463	833,110	702,875	-15.6%	1,261.0
- Operating expenses	(601,276)	(541,493)	(486,133)	(442,707)	(375,824)	-15.1%	(674.2)
Salaries	(107,016)	(104,715)	(82,371)	(58,260)	(48,046)	-17.5%	(86.2)
Other operating costs	(283,878)	(279,523)	(241,832)	(210,589)	(176,718)	-16.1%	(317.0)
Sales and administrative expenses	(210,382)	(157,255)	(161,930)	(173,858)	(151,060)	-13.1%	(271.0)
= EBITDA	329,470	410,973	405,330	390,403	327,051	-16.2%	586.7
- Depreciation(2)	(258,136)	(264,510)	(270,236)	(272,161)	(227,917)	-16.3%	(408.9)
= Operating income	71,334	146,463	135,094	118,242	99,134	-16.2%	177.9
+ Financial income	12,851	19,404	17,279	7,254	9,286	28.0%	16.7
+/- Results from related companies	(1,015)	633	2,438	697	542	-22.2%	1.0
- Amortization of negative goodwill	(58,538)	(16,783)	(25,531)	(23,661)	(140,402)	N.A.	(251.9)
- Financial expenses	(115,067)	(99,648)	(84,344)	(62,776)	(54,054)	-13.9%	(97.0)
+ Other non-operating income	46,960	16,121	13,688	12,642	475,489	N.A.	853.0
- Other non-operating expenses	(50,936)	(46,724)	(39,215)	(12,783)	(24,670)	93.0%	(44.3)
+ Monetary correction	(33,739)	2,206	(9,268)	651	8,982	N.A.	16.1
= Income before tax	(128,151)	21,672	10,141	40,266	374,307	829.6%	671.5
- Income tax	5,967	(12,184)	(27,659)	(29,735)	(62,395)	109.8%	(111.9)
= Consolidated income	(122,184)	9,489	(17,518)	10,531	311,912	N.A.	559.6
- Minority interest	(3,386)	(5,112)	(790)	(144)	(283)	96.6%	(0.5)
= Realized net income	(125,569)	4,377	(18,307)	10,387	311,629	N.A.	559.1
+ Amortization of positive goodwill	214	6	–	–	–	–	–
= Net income	(125,355)	4,383	(18,307)	10,387	311,629	N.A.	559.1

Consolidated income	(122,184)	9,489	(17,518)	10,531	311,912	N.A.	559.6
+ Depreciation (2)	258,136	264,510	270,236	272,161	227,917	-16.3%	408.9
+ Amortization of negative goodwill	58,538	16,783	25,531	23,661	140,402	493.4%	251.9
- Monetary correction from balance sheet accounts	27,628	6,942	(2,119)	797	20,050	N.A.	36.0
- Financial income	(12,851)	(19,404)	(17,279)	(7,254)	(9,286)	28.0%	(16.7)
+ Financial expenses	115,067	99,648	84,344	62,776	54,054	-13.9%	97.0
- Results from related companies	1,015	(633)	(2,438)	(697)	(542)	-22.2%	(1.0)
+ Dividends received	456	–	46	928	70	-92. 5%	0.1
= Cash flow	325,806	377,334	340,804	362,903	744,577	105.2%	1,335.8

(1)	Figures in millions of US dollars. Observed exchange rate on 12/31/04, US$1 = Ch$557.4
(2)	Includes depreciation of SG&A

2004 Annual Report Telefónica CTC Chile 221

Consolidated Balance Sheet

(Millions of Chilean pesos as of 12/31/04)

	2000	2001	2002	2003	2004	2004 US$ (1)

Curent assets	652,901	680,383	462,119	431,200	422,327	757.7
Cash	19,576	20,005	17,436	19,826	7,860	14.1
Time deposits and marketable securities	132,380	74,108	82,024	49,802	79,260	142.2
Accounts receivable	131,904	256,499	210,495	212,964	146,625	263.1
Notes receivable	5,421	5,446	6,237	7,536	4,563	8.2
Sundry debtors	43,664	40,331	29,348	17,246	28,925	51.9
Accounts and notes receivable from related companies	14,384	5,778	17,717	18,998	21,160	38.0
Inventories	28,171	33,519	14,867	20,474	6,408	11.5
Other current assets	277,401	244,697	83,995	84,354	127,526	228.8
Property, plant and equipment	2,290,896	2,198,881	2,007,395	1,875,615	1,382,877	2,480.9
Gross property, plant and equipment	3,978,533	4,056,279	4,045,663	4,156,835	3,595,350	6,450.2
Accumulated depreciation	(1,687,637)	(1,857,398)	(2,038,268)	(2,281,220)	(2,212,473)	(3,969.3)
Other assets	338,266	319,970	313,625	250,540	89,417	160.4
Investment in related companies	14,976	16,888	43,952	10,273	7,621	13.7
Other	323,290	303,082	269,673	240,267	81,796	146.7

Total assets	3,282,062	3,199,234	2,783,138	2,557,355	1,894,621	3,399.0

Current liabilities	611,984	508,654	392,796	499,785	348,360	625.0
Bank borrowings - short term	22,180	21,379	9,515	19,811	19,479	34.9
Current maturities of long term debt	220,099	116,940	151,448	85,432	15,517	27.8
Debentures	38,858	40,013	22,469	115,523	76,399	137.1
Accounts and notes payable	220,781	241,281	159,220	129,032	66,935	120.1
Due to related companies	57,445	18,192	12,398	25,586	27,957	50.2
Other current liabilities	52,622	70,848	37,745	124,401	142,073	254.9
Long term liabilities	1,285,262	1,301,306	1,057,114	733,678	559,759	1,004.2
Bank borrowings	569,509	568,468	431,252	314,128	340,262	610.4
Debentures	578,639	587,841	530,247	319,449	127,836	229.3
Other long term liabilities	137,115	144,996	95,615	100,101	91,661	164.4
Minority interest	38,149	37,966	1,183	1,398	1,631	2.9
Equity	1,346,667	1,351,309	1,332,046	1,322,494	984,871	1,766.9
Paid-in capital	762,429	762,429	762,429	880,978	880,978	1,580.5
Reserves	119,024	119,791	120,541	(811)	(1,238)	(2.2)
Accumulated earnings	590,568	464,704	467,379	431,940	48,806	87.6
Net income	(125,354)	4,385)	(18,304)	10,387	311,629	559.1
Interim dividends	–	–	–	–	(255,304)	(458.0)
Total liabilities	3,282,063	3,199,234	2,783,138	2,557,355	1,894,621	3,399.0

(1)	Figures in millions of US$ dollars. Observed exchange rate on 12/31/04, US$1 = Ch$557.4

222 2004 Annual Report Telefónica CTC Chile

11
Financial Review and Exhibits

Economic / Financial Indicators - Consolidated

	2000	2001	2002	2003	2004

EBITDA margin (1)	35.4%	43.1%	45.5%	46.9%	46.5%
Financial expenses / Operating revenues	-12.4%	-10.5%	-9.5%	-7.5%	-7.7%
Return on assets (2)	2.9%	6.4%	6.1%	5.9%	5.3%
Return on equity (3)	-8.5%	0.3%	-1.4%	0.8%	24%
Liquidity (times) (4)	1.07	1.34	1.18	0.86	1.21
Leverage ratio (times) (5)	1.41	1.34	1.09	0.93	0.92
Debt repayment capacity (times) (6)	3.9	3.4	3.1	2.0	0.8

(1)	Operating income + Depreciation / Operating revenues
(2)	Opearting income / Property, plant and equipment (beginning of period)
(3)	Net income / Equity (beginning of period)
(4)	Current assets / Current liabilities
(5)	Current liabilities + Long term liabilities / Equity
(6)	Long term liabilities / Cash flow

Chilean Economy

(Revised series)

	2000	2001	2002	2003	2004

Gross domestic product (billions of Ch$ of each year)	40,575	43,441	46,411	49,819	56,856
Gross domestic product (billions of Ch$ as of 1996)	35,646	36,855	37,670	38,900	41,191
Gross domestic product per capita (nominal US$)	4,948	4,446	4,326	4,573	5,852
Gross domestic product growth (%)	4.5%	3.4%	2.2%	3.3%	5.9%
Current account / GDP (%)	-1.2%	-1.6%	-1.3%	-0.8%	2.9%
Domestic savings / GDP (%)	20.6%	20.5%	20.6%	21.0%	20.7%
Investment / GDP (%)	20.7%	21.6%	21.2%	21.2%	21.5%
Net debt / GDP (%) (1)	7.7%	7.1%	6.0%	6.4%	5.7%
Short term liabilities / Reserves (%)	45.7%	50.7%	57.4%	45.9%	46.8%
Annual average exchange rate (Ch$ / US$)	539.5	634.9	688.9	691.4	609.5
Unemployement (%)	9.2%	9.2%	9.0%	8.5%	8.8%

Index (2)
GDP deflactor	4.6%	3.6%	4.5%	3.9%	7.8%
Consumer prices (Annual average)	3.8%	3.6%	2.5%	2.8%	1.1%

(1)	Debt-International reserves and assets.
(2)	Growth rates Sources: National Institute of Statistics, Central Bank of Chile and Telefónica CTC Chile

2004 Annual Report Telefónica CTC Chile 223

Selected Financial Data - Individual

(Millions of Chilean Pesos as of 12/31/04)

	2000	2001	2002	2003	2004	2004 US$ (5)

Operating revenues	483,290	478,247	450,165	443,597	426,034	764,3
Operating costs and expenses	(468,191)	(402,730)	(396,511)	(395,326)	(379,205)	(680,3)
Financial expenses	(108,458)	(98,965)	(85,806)	(62,419)	(53,768)	(96,5)
Ebitda (1)	191,850	246,596	232,037	220,155	204,686	367,2
Depreciation y amortization (2)	176,751	171,079	178,384	171,884	157,857	283,2
Operating income	15,099	75,517	53,654	48,271	46,829	84,0
Net income	(125,354)	4,386	(18,304)	10,387	311,629	559,1
Cash flow (3)	297,609	257,111	224,760	204,834	650,853	1,167,7
Paid-in capital	762,429	762,429	762,430	880,978	880,978	1,580,5
Equity	1,346,667	1,351,308	1,332,046	1,322,494	984,871	1,766,9
Long term liabilities	1,127,194	1,267,094	1,044,766	722,792	545,428	978,5
Capital expenditures (US$ millions) (4)	151	137	72	73	80	–

(1)	Ebitda = Operating Income + Depreciation
(2)	Including depreciation of SG&A
(3)	Consolidated income + Depreciation + Amortization of negative goodwill - Monetary correction from balance sheet accounts - Financial income
+	Financial expenses - Results from related companies + Dividend received
(4)	Expressed in millions of nominal US dollars. Including investment in fixed assets.
(5)	Figures in millions of US dollars. Observed exchange rate on 12/31/04, US$ 1 = Ch$ 557.4

224 2004 Annual Report Telefónica CTC Chile

11
Financial Review and Exhibits

Individual Income Statement

(Millions of Chilean pesos as of 12/31/04)

DESCRIPTION	2000	2001	2002	2003	2004	Change (%) 04/03	2004 US$ (1)

+ Operating revenues	483,290	478,247	450,165	443,597	426,034	-4.0%	764.3
- Operating expenses	(291,440)	(231,651)	(218,127)	(223,442)	(221,348)	-9.4%	(382.8)
Salaries	(54,998)	(49,808)	(41,548)	(36,234)	(36,821)	1.6%	(66.1)
Other operating costs	(104,435)	(97,773)	(97,621)	(96,641)	(88,301)	-8.6%	(158.4)
Sales and administrative expenses	(132,007)	(84,070)	(78,957)	(90,567)	(96,226)	6.2%	(172.6)
= EBITDA	191,850	246,596	232,037	220,155	204,686	-7.0%	367.2
- Depreciation	(176,751)	(171,079)	(178,384)	(171,884)	(157,857)	-8.2%	(283.2)
= Operating income	15,099	75,517	53,654	48,271	46,829	-3.0%	84.0
+ Financial income	26,057	35,576	33,442	19,221	14,902	-22.5%	26.7
+/- Results from related companies	(13,370)	23,890	32,698	33,497	23,375	-30.2%	41.9
- Amortization of negative goodwill	(53,344)	(11,877)	(11,765)	(11,400)	(140,124)	1,129.2%	(251.4)
- Financial expenses	(108,458)	(98,965)	(85,806)	(62,419)	(53,768)	-13.9%	(96.5)
+ Other non-operating income	64,297	18,699	6,162	8,587	478,730	N.A.	858.9
- Other non-operating expenses	(33,278)	(32,867)	(22,229)	(2,079)	(15,850)	662.4%	(28.4)
+ Monetary correction	(28,467)	2,568	(6,799)	1,082	11,181	933.4%	20.1
= Income before tax	(131,465)	12,541	(642)	34,760	365,275	950.8%	655.3
- Income tax	6,111	(8,155)	(17,662)	(24,373)	(53,646)	120.1%	(96.2)
= Net income	(125,354)	4,386	(18,304)	10,387	311,629	N.A.	559.1
+ Depreciation	176,751	171,079	178,384	171,884	157,857	-8.2%	283.2
+ Amortization of negative goodwill	53,344	11,877	11,765	11,400	140,124	1,129.2%	251.4
- Monetary correction from balance sheet accounts	24,853	5,445	(2,980)	1,150	20,031	1,641.8%	35.9
- Financial income	(26,057)	(35,576)	(33,442)	(19,221)	(14,902)	-22.5%	(26.7)
+ Financial expenses	108,458	98,965	85,806	62,419	53,768	-13.9%	96.5
+/- Results from related companies	13,370	(23,890)	(32,698)	(33,497)	(23,375)	-30.2%	(41.9)
+ Dividends received	72,242	24,826	36,231	312	5,721	1,733.7%	10.3
= Cash flow	297,609	257,111	224,760	204,834	650,853	217.7%	1,167.7

(1)	Figures in millions of US dollars. Observed exchange rate on 12/31/04, US$ 1 = Ch$ 557.4

2004 Annual Report Telefónica CTC Chile 225

Individual Balance Sheet

(Millions of Chilean pesos as of 12/31/04)

	2000	2001	2002	2003	2004	2004 US$ (1)

Curent assets	525,691	551,774	413,024	390,478	380,126	682.0
Cash	11,041	10,699	11,366	12,629	4,599	8.3
Time deposits and marketable securities	93,373	33,878	71,668	48,740	78,543	140.9
Accounts receivable	57,921	113,255	110,562	108,142	87,173	156.4
Notes receivable	1,672	1,747	2,419	3,507	3,602	6.5
Sundry debtors	34,441	28,407	24,458	14,834	27,362	49.1
Accounts and notes receivable from related companies	137,912	133,288	127,428	141,790	50,027	89.8
Inventories	12,968	18,601	8,251	6,211	5,288	9.5
Other current assets	176,362	211,899	56,871	54,625	123,532	221.6
Property, plant and equipment	1,635,464	1,557,370	1,422,463	1,295,176	1,183,916	2,124.0
Gross property, plant and equipment	3,013,526	3,076,640	3,112,849	3,154,295	3,172,854	5,692.2
Accumulated depreciation	(1,378,062)	(1,519,271)	(1,690,386)	(1,859,119)	(1,988,938)	(3,568.2)
Other assets	832,307	891,829	898,390	793,186	328,116	588.7
Investment in related companies	359,594	346,147	421,067	455,918	262,538	471.0
Negative Goodwill	191,279	183,542	171,778	160,377	17,912	32.1
Accounts and notes receivable from related companies	203,495	297,268	252,352	138,175	20,949	37.6
Other	77,940	64,871	53,193	38,716	26,717	47.9
Total assets	2,993,462	3,000,973	2,733,876	2,478,840	1,892,158	3,394.6

Current liabilities	519,601	382,571	357,065	433,554	361,859	649.2
Bank borrowings - short term	11,129	11,172	9,515	19,811	19,479	34.9
Current maturities of long term debt	191,913	102,416	151,448	85,432	15,517	27.8
Debentures	38,858	40,013	22,469	115,523	111,145	199.4
Accounts and notes payable	78,822	112,532	78,321	45,181	42,740	76.7
Due to related companies	172,926	63,917	70,198	58,364	69,812	125.2
Other current liabilities	25,952	52,521	25,113	109,243	103,166	185.1
Long term liabilities	1,127,194	1,267,094	1,044,766	722,792	545,428	978.5
Bank borrowings	490,118	543,814	431,252	314,128	340,262	610.4
Debentures	578,639	587,841	530,247	319,449	127,836	229.3
Other long term liabilities	58,437	135,439	83,267	89,215	77,330	138.7
Equity	1,346,667	1,351,308	1,332,046	1,322,494	984,871	1,766.9
Paid-in capital	762,429	762,429	762,430	880,978	880,978	1,580.5
Reserves	119,024	119,790	120,541	(811)	(1,238)	(2.2)
Accumulated earnings	590,568	464,704	467,379	431,940	48,806	87.6
Net income	(125,354)	4,385	(18,304)	10,387	311,629	559.1
Interim dividends	–	–	–	–	(255,304)	(458.0)
Total liabilities	2,993,462	3,000,973	2,733,876	2,478,840	1,892,158	3,394.6

(1)	Figures in millions of US$ dollars. Observed exchange rate on 12/31/04, US$ 1 = Ch$ 557.4

226 2004 Annual Report Telefónica CTC Chile

11
Financial Review and Exhibits

Economic / Financial Indicators - Individual

	2000	2001	2002	2003	2004

EDITDA margin (1)	39.7%	51.6%	51.5%	49.6%	48.0%
Financial expenses / Operating revenues	22.4%	20.7%	19.1%	14.1%	12.6%
Return on assets (2)	0.8%	4.6%	3.4%	3.7%	4.0%
Return on equity (3)	8.5%	-0.3%	1.4%	0.8%	0.9%
Liquidity (times) (4)	1.01	1.44	1.16	0.91	1.05
Leverage ratio (times) (5)	1.22	1.22	1.05	0.87	0.92
Debt repayment capacity (times) (6)	3.8	4.9	4.6	3.5	0.8

(1) Operating income + Depreciation / Operating revenues

(2) Opearting income / Property, plant and equipment (beginning of period)

(3) Net income / Equity (beginning of period)

(4) Current assets / Current liabilities

(5) Current liabilities + Long term liabilities / Equity

(6) Long term liabilities / Cash flow

2004 Annual Report Telefónica CTC Chile 227

Diagramación y Producción

Espacio Vital Diseño

www.espaciovital.cl

Fotografía

Archivo Telefónica CTC Chile

Imagebank

Stone

Impresión

Femar S.A.

228 2004 Annual Report Telefónica CTC Chile

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELECOMMUNICATIONS COMPANY OF CHILE
Date: March 13, 2005	By:	/s/ Julio Covarrubias F.
Name: Julio Covarrubias F.
Title: Chief Financial Officer